
13001183


DOW

Building Value. Delivering Growth.

2012 Annual Report

Building Value. Delivering Growth.

Over 115 years, Dow has grown from a one-product company to an innovative leader in advanced materials, agricultural sciences, specialty chemicals and plastics by recognizing ways to build value and drive growth. 2012 was no exception. In a challenging macroeconomic environment, we took decisive actions to mitigate headwinds and protect our earnings path. We reduced complexity and cut costs. We put a renewed focus on execution around margin expansion, cash flow generation and the capital allocation required to achieve higher returns. And we reprioritized our investments around growth opportunities that differentiate Dow and deliver near-term value to the Company, our customers and the world.

Inside these pages, discover how Dow's four key value drivers – our strategically integrated portfolio, innovation for growth, compelling feedstock advantage, and operating and capital efficiency – are positioning Dow well to accelerate the Company's performance and deliver growth for another 115 years and beyond.

Contents

Financial Highlights

	2012	2011
Net Sales (dollars in millions)	$56,786	$59,985
Net Income (dollars in millions)	$1,100	$2,784
Net Income, Excluding Certain Items[1] (dollars in millions)	$2,615	$3,341
Earnings per Share – Diluted	$0.70	$2.05
Earnings per Share – Diluted, Excluding Certain Items[1]	$1.90	$2.54
Dividends Declared per Share	$1.21	$0.90
Net Debt to Capital Ratio[2]	43.1%	40.8%

Net Sales
(dollars in millions)



57,361
44,875
53,674
59,985
56,786
08 09 10 11 12

Net Income
(dollars in millions)



626
1,730
566
955
2,321
2,614
2,784
3,341
1,100
2,615
08 09 10 11 12
From Continuing Operations
Excluding Certain Items[1]

Per Share Data
(dollars)



0.62
1.79
1.68
0.32
0.63
0.60
1.72
1.97
0.60
2.05
2.54
0.90
0.70
1.90
1.21
08 09 10 11 12
Earnings – Diluted
Dividends Declared
Earnings – Diluted, Excluding Certain Items and Discontinued Operations[1]

2012 Sales by Operating Segment
(dollars in millions)



Electronic and Functional Materials $4,481
Coatings and Infrastructure Solutions $6,898
Agricultural Sciences $6,382
Total Sales $56,786
Performance Materials $13,608
Performance Plastics $14,479
Feedstocks and Energy $10,695

Corporate: $243

[1] A reconciliation to the most directly comparable U.S. GAAP measure is provided on the Internet at www.dow.com/investor/earnings.

[2] Net debt equals total debt ("Notes payable" plus "Long-term debt due within one year" plus "Long-term debt") minus "Cash and cash equivalents" and "Marketable securities and interest-bearing deposits." "Capital" is defined as "Total Equity" plus "Redeemable Noncontrolling Interests" plus "Net Debt."

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Forward-looking statements may appear throughout this report. These forward-looking statements are generally identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The Dow Chemical Company undertakes no obligation to update or revise any forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable laws. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries, unless otherwise expressly noted.



Executive Committee

(at February 15, 2013)

From left to right:
Howard I. Ungerleider, Executive Vice President; **Joe E. Harlan**, Executive Vice President; **James R. Fitterling**, Executive Vice President; **Andrew N. Liveris**, President, Chief Executive Officer and Chairman; **William H. Weideman**, Chief Financial Officer and Executive Vice President


$2.5B
Cost and cash flow actions launched in 2012

Dear Shareholders,

The world continued its rocky recovery in 2012, with volatility and uncertainty proving to be the new normal. Persistent weakness in Europe was a continued drag on global GDP growth, while dramatic declines in China, Brazil and other emerging geographies introduced new risks to a sustained recovery.

As market conditions further deteriorated in the second half of 2012, Dow took aggressive action – driving a full array of cost and cash flow measures, prudently managing our portfolio and further prioritizing growth investments.

Although we course-corrected aggressively and remained firmly on strategy, our results in the calendar year were clearly not where we wanted them to be. The substantial cost and cash savings we deployed in 2012 did not make up for a dramatic decline in price power – $1.3 billion of lost price in the second half alone. This was coupled by an acute drop in equity earnings, due in large part to a severe deterioration in Dow Corning's polysilicon business.

Notwithstanding these headwinds, the Dow team demonstrated our ability to control the controllable: We delivered against near-term cash flow targets. We paid down debt. Importantly, we also maintained our commitment of continually seeking to reward shareholders.

Among the highlights:

- Continued to harness the power of our innovation portfolio in Agricultural Sciences, realizing record sales of $6.4 billion and record EBITDA of $977 million;
- Generated $8 billion in cash from operations in the two-year period ended December 31, 2012;
- Finalized the K-Dow arbitration, with a $2.16 billion award finding issued by the International Chamber of Commerce (not including interest and costs);
- Launched $2.5 billion of cost and cash flow actions;
- Further paid down debt, with a $613 million decrease in gross debt;
- Increased dividends declared per share in 2012 by 34 percent versus 2011;
- Achieved significant milestones with game-changing, enterprise growth projects such as our investments on the U.S. Gulf Coast and our Sadara joint venture in the Middle East; and
- Made continuous progress toward our vision of zero accidents and injuries, evidenced by a 36 percent improvement in our illness and injury rate versus 2011.

In summary, 2012 was a year in which Dow employees maintained focus and discipline in the midst of significantly volatile market conditions. Importantly, we delivered these accomplishments while maintaining our high standards for ethics and environment, health and safety.

Moving forward, we have a full array of actions in place to protect our earnings growth path. Our commitment to our growth trajectory is unwavering, and I am confident we have the right people and the right strategy to deliver. Here's why:

$8B Cash flow from operations over the two-year period ended December 31, 2012

Building Value Through Cost Rigor and Discipline

This is one of Dow's traditional strengths, and we have doubled down on our focus on generating cash and reducing costs. We accelerated these efforts throughout the year. All told, we expect to deliver $1 billion in cost reductions and cash improvements in 2013, of which $500 million will impact EBITDA.

We are managing our businesses with a laser-like focus on return on capital ... rigorously testing our portfolio to identify which businesses to grow, run for cash, fix or sell. For example, Electronic and Functional Materials, Performance Plastics and Agricultural Sciences have delivered strong underlying performance. These are segments in which Dow is differentiated and where we will continue to invest for strategic value growth. Equally important are the actions we are taking to intervene in underperforming segments. You should expect to see these actions gain traction as 2013 progresses. As part of our continuing portfolio review, we expect to divest $1 billion of non-core assets over the next 18 to 24 months.

Yet, no matter how ongoing economic turbulence may impact us, we understand we cannot simply cost-control our way to long-term prosperity. We must continue to innovate and invest, so that we can grow our earnings through high-margin, intellectual-property-rich products and businesses that are advantaged by low-cost building blocks. That is why we are concentrating on *key* investments that are clearly aligned with our strategy to become one of the world's most integrated, science-based specialty materials and agrosciences companies.

Driving Growth Through Smart Value-Creating Investments

Our innovation pipeline is addressing tough challenges for our customers and society, and we are leveraging this strong competitive advantage to add value for shareholders by rapidly commercializing new technologies – with a priority on delivering near-term value.

During the last several years, Dow has successfully rebalanced its innovation pipeline. Today, programs in the implementation stage of Dow's R&D pipeline represent a net present value of $7 billion – an approximate $200 million increase over 2011. Our focus is on funding efforts where Dow's differentiation can be rewarded *even in the midst* of a weak market environment, and where near-term margin growth opportunities are clear.

For example:

- To enable faster processors, brighter displays and smaller components in electronic devices, Electronic Materials' Growth Technologies serves as an important incubator for the next wave of smart devices.
- And to help farmers control major pests and increase yields, Dow is addressing corn, cotton and soybean needs in the Americas with our Enlist™ Weed Control System, SmartStax® hybrids and POWERCORE™ insect trait technology.

These growth projects, and others like them, harvest Dow's unique strengths and position us well to capture the benefit of increased earnings and higher margins as market conditions improve.

Our major investments on the U.S. Gulf Coast and in the Middle East will continue to enhance our unparalleled feedstock strength and integration advantage. They will reinforce our foundation with low-cost building blocks for our downstream businesses and enable Dow to participate in global growth, wherever it is occurring, for years to come. Dow's global scale, flexible operations, integration and cost-advantaged feedstock position are driving even higher margins in our downstream, differentiated businesses.

An Integrated Portfolio Designed for Growth



Feedstocks & Energy
Feedstocks & Energy
Electronic & Functional Materials
Coatings & Infrastructure Solutions
Agricultural Sciences
Performance Plastics
Performance Materials
Earnings Growth
Highly integrated
Low-cost feedstocks
Technology-rich businesses aligned with growth markets
Advantaged feedstocks to support and advance downstream growth
Key Sectors
• Packaging • Hygiene & Medical
• Electronics • Agriculture & Nutrition
• Coatings • Oil & Gas
• Water

On the U.S. Gulf Coast, our projects are perfectly timed to capture the high-margin growth offered by game-changing shale gas discoveries. For example, just with the recent restart of our St. Charles, Louisiana, cracker, we expect to see an EBITDA increase of $150 million in 2013, as we reduce our ethylene purchases by nearly half in that region. Several other projects are also well in motion – our propane dehydrogenation (PDH) unit is underway in Freeport, Texas, as is the front-end engineering and design (FEED) for our new world-scale ethane cracker in the same location. In total, we expect these investments – coupled with continuing favorable shale gas dynamics driving lower ethane and propane prices – to deliver $2 billion in additional annual EBITDA by 2017.

Sadara Chemical Company, a significant joint venture with Saudi Aramco, is another major value driver for the Company and is well-positioned to serve growing end-markets in Asia, Central and Eastern Europe, the Middle East and Africa. The first production units are on track to start up in the second half of 2015, with margins of approximately 35 percent expected within its first few years of operations.

Together, these high-return projects will significantly strengthen Dow's near-term and mid-term profitability – and are perfectly timed to harness the benefit of the next upcoming ethylene cycle in our downstream businesses.

Further Enhancing Our Financial Fitness and Rewarding Shareholders

Over the last several years, Dow has delivered against its commitment to strong cash flow, and we have laid out focused, clear priorities for uses of this cash.

- Number one: Paying down debt. We have made significant progress on this front and will continue to do so.
- Two: Rewarding shareholders. We increased dividends declared per share in 2012 by 34 percent, versus 2011 – demonstrating our Board's confidence in our ability to deliver sustainable earnings growth over the long term.
- And three: Investing prudently in the aforementioned organic growth opportunities.
- The K-Dow arbitration award will also serve to accelerate our priorities for uses of cash, and this cash injection will go directly to our balance sheet – of this you can be assured.

Dow's Earnings Trajectory

(Adjusted EBITDA[1], dollars in billions)



$5.5
$7.5
$8.4
Price / Equity Earnings
$7.5
Cost Measures
Margin / Growth
Ethylene Cycle
Innovation
$10.0
2009
2010
2011
2012
Near Term

Advancing a New Era of Growth

Without question, the world is undergoing real and wrenching change. As new market paradigms are defined and old ones are redefined and tested, Dow is positioned for this new reality. We have a commanding presence in global growth markets and a powerful integrated portfolio. We have the technology leadership, strong customer relationships, and unparalleled feedstock and building block strength to innovate profitable solutions and fuel the growth of our downstream, technology-driven businesses.

The Dow team is aligned: Our priorities are clear, and we know what needs to be done. We are fully accountable for proactively and aggressively implementing the tough decisions required to achieve our targets and accelerate value growth. And we are excited by our investments to create new earnings. We are creating a Dow for the future – one not only of strength and resiliency, but also one that can grow both the top and bottom line in a more predictable manner.

Our great company has been around for 115 years because we have excelled at doing one simple thing very well: We execute – despite what the world throws at us.

We are advancing our strategic agenda in pursuit of our long-term strategy – and we will not be deterred. This is our goal, nothing less.

Thank you for your ongoing support and confidence in our great enterprise.

Sincerely,

Andrew N. Liveris

President, Chief Executive Officer and Chairman of the Board

February 15, 2013

[1]Adjusted EBITDA is defined as earnings (i.e., "Net Income") before interest, income taxes, depreciation and amortization excluding Certain Items.

2012 Achievements

Dow achieved a number of significant milestones in 2012 as the Company continued its focused investment in key growth areas while maintaining good cash and cost management discipline.

1st Quarter

› Dow announces that SCG-Dow Group finalized the start-up of its new propylene oxide (PO) facility in Thailand. The new facility enhances Dow's position as the global capacity leader in PO and better positions downstream businesses such as Polyurethanes to serve customers in Asia and beyond.

› Dow AgroSciences announces a major U.S. asset investment related to its Enlist™ Weed Control System. The investment, which will occur in multiple locations including Midland, Michigan, and Freeport, Texas, enables production of its proprietary 2,4-D choline, which is a key component in the new Enlist Duo™ herbicide with Colex-D™ Technology.

› Dow celebrates its 45th anniversary in Thailand and announces the grand opening of its new production complex, the latest investment under the Thai Growth Project in Asia Industrial Estate, Ban Chang, Rayong province. The new production complex is a joint venture project between Dow, SCG and Solvay S.A.

› Dow inaugurates its Dow Seoul Technology Center, a global R&D center in South Korea. The cutting-edge research facility for display, semiconductor and related technologies will employ 300 researchers at full capacity.

2nd Quarter

Dow Automotive Systems and Ford Motor Company sign a joint development agreement to research the use of advanced carbon fiber composites in high-volume vehicles. This partnership is leveraging material science to reduce vehicle weight and improve fuel efficiency.



› Dow introduces NEPTUNE™ Advanced Subsea Flow Assurance Insulation System, a breakthrough technology engineered to withstand the increasingly harsh conditions associated with subsea oil production to improve reliability and reduce maintenance.

› Dow is awarded $2.16 billion in damages not including interest and fees by a court of arbitration relating to the collapse of its planned K-Dow joint venture in 2008 with the Petrochemical Industries Co. (PIC) of Kuwait.

› Dow and Aksa Akrilik Kimya Sanayii A.Ş. announce the official formation of DowAksa Advanced Composites Holdings BV, a joint venture to manufacture carbon fiber derivatives. The joint venture will primarily focus on bringing cost-effective solutions to industrial market applications for energy, transportation and infrastructure globally.

› Dow announces a third license agreement for its Polymeric Flame Retardant technology. The award-winning technology is poised to be the next-generation, industry-standard flame retardant for use in extruded polystyrene and expanded polystyrene foam insulation applications globally.

› Dow launches ELITE™ Advanced Technology Polyethylene Resins for the North American packaging industry. The proprietary technology is designed to enhance resin function in high-performance sealant film, stretch wrap film and stretch hood film applications.

› Dow introduces its technology platform for RHOPLEX™ ECONEXT™ Acrylic Binders for the North American hygiene and medical industry. The series of low and ultra-low formaldehyde binders allows for the manufacture of end-use nonwoven products with minimal levels of formaldehyde.

Dow announces that it will construct a new world-scale ethylene production plant at Dow Texas Operations in Freeport, Texas. The decision marks another significant milestone in the Company's comprehensive strategy to further develop the competitive advantage of Dow's differentiated, downstream businesses by expanding access to low-cost natural gas-based feedstocks on the U.S. Gulf Coast.



3rd Quarter

› Dow announces a new business structure and executive leadership appointments. The new, streamlined model serves as the catalyst for driving the next level of efficiencies and earnings growth.

› Dow begins production of ENLIGHT™ Polyolefin Encapsulant Films at its new facility in Map Ta Phut, Thailand, doubling its global capacity for the specialty films used in photovoltaic solar modules.

› Dow Electronic Materials introduces its new IKONIC™ polishing pad platform, bringing to market Dow's most advanced polishing pads for chemical mechanical planarization (CMP). This innovation helps customers increase yields and lower cost of ownership.

Dow is named for the 12th time to the Dow Jones Sustainability World Index as one of the top performers in the global chemical industry. In addition to improving its rating from last year, Dow achieved the highest score in the sector for Environmental Policy Management System.





4th Quarter

Dow AgroSciences has a strong launch and selling season with POWERCORE™ insect trait technology in Brazil and Argentina. The innovative solution to control major pests and offer herbicide tolerance in corn is the first five-gene stacked trait to be approved in either country. The launch is a significant milestone for Dow's Latin American corn business and aligns with Dow's commitment to continue the introduction of novel plant biotechnology products globally.

› Dow enters into a marketing agreement in which the Company will market and sell the majority of products produced by Sadara Chemical Company, its joint venture with Saudi Aramco. Dow will leverage its global marketing experience to bring Sadara's high-value performance plastics and specialty chemical products to market in fast-growing regions, including Asia Pacific, Central and Eastern Europe, Africa and India.

› Dow announces the launch of TEQUATIC™ PLUS filter specifically designed to handle difficult-to-treat water much more cost-effectively compared to current technologies, which require high consumables. The technology is well-suited as a pretreatment to reverse osmosis and to treat produced water from oil and gas operations.

› Dow announces broader availability of its breakthrough DOW POWERHOUSE™ Solar Shingle system, bringing the technology to homeowners in New York, Connecticut, Maryland, Massachusetts, Louisiana, Michigan and the District of Columbia. Earlier in 2012, Dow piloted its solar roofing system in Colorado, Northern California and Central Texas.

› Dow AgroSciences is granted a U.S. patent covering crop plants containing an innovative class of herbicide-tolerant traits. The patented trait has shown exceptional promise for use in soybeans and cotton as it conveys robust tolerance to broadleaf herbicides such as 2,4-D and is part of the Company's Enlist™ Weed Control System.

Dow restarts our St. Charles Olefins 2 Plant near Hahnville, Louisiana, in December, in line with previously announced targets. This action is the first major milestone in Dow's U.S. Gulf Coast investments, and will effectively reduce the Company's purchased ethylene, lowering costs and strengthening the competitiveness of our high-margin, high-growth derivatives businesses.

› Dow's propylene glycol facility in Map Ta Phut, Thailand, comes online, with production expected to ramp up in early 2013.



Executive Committee and Functional Executives

(at February 15, 2013)

Executive Committee, left to right:
Andrew N. Liveris, President, Chief Executive Officer and Chairman; **Joe E. Harlan**, Executive Vice President; **James R. Fitterling**, Executive Vice President; **Howard I. Ungerleider**, Executive Vice President; **William H. Weideman**, Chief Financial Officer and Executive Vice President

Functional Executives, left to right:
Matt Davis, Corporate Vice President, Public Affairs and Government Affairs; **Charles J. Kalil**, General Counsel, Corporate Secretary and Executive Vice President; **Gregory M. Freiwald**, Chief Human Resources Officer and Executive Vice President; **Carol A. Williams**, Executive Vice President, Manufacturing and Engineering, Supply Chain and Environmental Health and Safety (EH&S) Operations; **Heinz Haller**, Chief Commercial Officer, President of Dow Europe, Middle East and Africa, and Executive Vice President; **William F. Banholzer**, Chief Technology Officer and Executive Vice President; **David E. Kepler**, Chief Sustainability Officer, Chief Information Officer and Executive Vice President

Corporate Officers

(at February 15, 2013)

Andrew N. Liveris
President, Chief Executive Officer and Chairman of the Board

William H. Weideman
Chief Financial Officer and Executive Vice President, Finance, Dow AgroSciences and Corporate Strategic Development

William F. Banholzer
Chief Technology Officer, New Business Development and Executive Vice President

Ronald C. Edmonds
Vice President and Controller

James R. Fitterling
Executive Vice President, Feedstocks, Performance Plastics, Asia and Latin America

Gregory M. Freiwald
Chief Human Resources Officer, Aviation, Corporate Affairs, and Executive Vice President

Heinz Haller
Chief Commercial Officer, President of Dow Europe, Middle East and Africa, and Executive Vice President

Joe E. Harlan
Executive Vice President, Chemicals, Energy and Performance Materials

Charles J. Kalil
General Counsel, Corporate Secretary and Executive Vice President

David E. Kepler
Chief Sustainability Officer, Chief Information Officer, Business Services, and Executive Vice President

Fernando Ruiz
Corporate Vice President and Treasurer

Howard I. Ungerleider
Executive Vice President, Advanced Materials

Carol A. Williams
Executive Vice President, Manufacturing and Engineering, Supply Chain, and Environmental, Health and Safety (EH&S) Operations

William L. Curry
Chief Tax Officer and Assistant Secretary

W. Michael McGuire
Assistant Secretary

Jeff L. Tate
Corporate Auditor

Amy E. Wilson
Assistant Secretary



Seated, left to right:
James M. Ringler, Andrew N. Liveris, Arnold A. Allemang, Jacqueline K. Barton, James A. Bell, Paul Polman
Standing, left to right:
Jeff M. Fettig, Dennis H. Reilley, Ruth G. Shaw
Not pictured: John B. Hess, Ajay Banga

Board of Directors

(at February 15, 2013)

Andrew N. Liveris
President, Chief Executive Officer and Chairman of the Board
Director since 2004

Arnold A. Allemang
Director since 1996

Ajay Banga
President and Chief Executive Officer, MasterCard
Director since 2013

Jacqueline K. Barton
Arthur and Marian Hanisch Memorial Professor of Chemistry, California Institute of Technology
Director since 1993

James A. Bell
Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company
Director since 2005

Jeff M. Fettig
Chairman and Chief Executive Officer, Whirlpool Corporation
Dow Lead Director,
Director since 2003

John B. Hess
Chairman and Chief Executive Officer, Hess Corporation
Director since 2006

Paul Polman
Chief Executive Officer, Unilever PLC and Unilever N.V.
Director since 2010

Dennis H. Reilley
Former Non-Executive Chairman, Covidien, Ltd.
Director since 2007

James M. Ringler
Chairman, Teradata Corporation
Director since 2001

Ruth G. Shaw
Former Executive Advisor, Duke Energy Corporation
Director since 2005

Committees of the Board of Directors

(at February 15, 2013)

Audit Committee
J.A. Bell, Chair
J.M. Ringler
R.G. Shaw

Compensation and Leadership Development Committee
D.H. Reilley, Chair
J.M. Fettig
J.B. Hess

Environment, Health, Safety and Technology Committee
J.K. Barton, Chair
A.A. Allemang
P. Polman

Governance Committee
J.M. Fettig, Chair
J.A. Bell
D.H. Reilley

Corporate Governance

At Dow, we believe our success depends on maintaining the highest ethical and moral standards everywhere we operate. That focus on integrity starts at the top. Effective corporate governance begins with the performance of the Board of Directors. Dow exemplifies good governance with a lead director; directors with solid, diverse experience and credentials; corporate governance guidelines; and codes of business conduct and financial ethics. Independent directors comprise a substantial majority of Dow's Board.

Dow's corporate governance guidelines address important aspects of Dow's corporate governance structure, such as criteria for director qualifications, election, continuing education and tenure; ongoing improvement of Board effectiveness; and a framework for the evaluation of management and succession planning.

More information on Dow's corporate governance, including Dow's corporate governance guidelines, Board Committee charters and Code of Business Conduct, is available online at www.dow.com.

Andrew N. Liveris, president, chief executive officer and chairman, and William H. Weideman, executive vice president and chief financial officer, executed the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 on February 15, 2013, and filed Management's Report on Internal Control Over Financial Reporting, as required by Section 404. The certifications were filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2012, and copies are included herein.

In addition, Mr. Liveris certified to the New York Stock Exchange (NYSE) on May 17, 2012, that he was unaware of any violations by the Company of the NYSE corporate governance listing standards in effect as of that date. The certification was made in accordance with the rules of the NYSE.

Optimizing Value Through

Portfolio Management

Our diverse, integrated and global portfolio of businesses is built to capture value on multiple fronts and deliver superior performance over the long term. We continuously optimize our portfolio to align to end-markets where global growth opportunities are clear and where Dow's differentiated technology is rewarded. Our vast and expanding geographic reach allows us to capture new growth in emerging geographies, while our integration advantage drives synergies across our operating segments.

Building Strong Businesses

By taking active steps to optimize our portfolio and respond to changing market needs, we are better able to serve our customers and maximize value across all assets. Our renewed capital allocation strategy carefully considers what each business needs to sustain competitive advantage and meet earnings targets. We continue to take a disciplined approach to portfolio management – investing in areas where we see long-term growth, and reducing structural costs and shutting down non-competitive assets where needed.

In our **Performance Plastics** segment, investments to drive innovation and improve our cost position are contributing to margins that are consistently exceeding 20 percent. After shedding nearly $6 billion in commodity businesses over the past few years, we upgraded our portfolio to focus on higher-growth, higher-value sectors – such as Dow Performance Packaging – where our innovative technologies and high-performance resins, films and adhesives are helping to improve food preservation and food safety, enhance consumer convenience and appeal, and reduce packaging's environmental impact.

In 2012, our strong focus on applying material science expertise and translating customer needs into new, innovative solutions netted 42 new products in Performance Packaging ... a run rate of nearly one new product per week.

The global scale and location of our crackers provide Performance Plastics with an outstanding cost-advantaged position through feedstock advantage and integration benefits. For example, in 2012, Dow Elastomers announced plans to build a new production plant for our high-margin NORDEL™ IP Hydrocarbon Rubber on the U.S. Gulf Coast. The new, world-scale facility will position Dow to meet increasing global demand for ethylene propylene diene monomer (EPDM) through next-generation technology that produces a broader offering at a cost-advantaged position. Taken on the whole, these innovations reinforce the Company's commitment to invest in specialty products that bring performance advantages to the marketplace.


KEEP REFRIGERATED
Fresh
EXPRESS
Sweet Butter
GREEN BUTTER LETTUCE
RED LEAF LETTUCE
Excellent Source of
Vitamin A + Vitamin K
Good Source of Folate



Record sales for Agricultural Sciences in 2012


Dow's Vast
Geographic
Reach

Percent of 2012 Global Sales

North America	36%
Europe, Middle East and Africa	34%
Asia Pacific	18%
Latin America	12%

We operate 188 manufacturing sites in 36 countries and are selling to customers in 160 countries. Our 2012 investments in growth projects are positioning us to capture market share in fast-growing end-markets and emerging geographies.

Agricultural Sciences continues to achieve excellent technology-driven growth, led by strong germplasm and trait innovations found in SmartStax® and POWERCORE™ seed products, healthy oils and our single-bag refuge for corn, REFUGE ADVANCED™ powered by SmartStax® In 2012, Dow AgroSciences posted record sales of $6.4 billion, due to increased customer adoption of our new crop protection and plant biotechnology products, as well as robust agricultural demand. We expect this growth to continue over the near term due to strong industry fundamentals, coupled with the Company's leading innovation position.

In **Electronic and Functional Materials**, our technology enables faster processes, brighter displays and advanced chip packaging for smartphones and other devices. To stay ahead of the rapid pace of innovation within the electronics industry, we work closely with our customers and continue to invest in emerging technologies to meet their needs. In 2012, our bolt-on acquisition of the U.S.-based research company Lightscape Materials enabled us to add specialty phosphor technology to our existing light-emitting diode (LED) technologies portfolio and expand our customer base in a growing end-market.

Our investments in the U.S. Gulf Coast – which deliver low-cost feedstocks from natural gas – will lift margins in our **Coatings and Infrastructure Solutions** and **Performance Materials** segments over the long term. However, in the near term, we recognize clear opportunities to improve our return on capital and adjust our mix away from commodity products. We took action during the year to methodically drive down structural costs in these two segments to increase their competitiveness in a slow-growth world. For example, in the Epoxy business, we are shutting down high-cost assets serving lower-margin applications. In 2012, we completed the shutdown of our toluene diisocyanate (TDI) facility in Brazil. At the same time, we continue to invest in businesses within these segments – such as Dow Oil and Gas and Dow Water and Process Solutions – where differentiation drives growth.

Our **Feedstocks and Energy** segment's primary objective is to provide a cost-advantaged foundation for our downstream businesses. We continue to focus on lower costs and expanding capacity through strategic joint venture partnerships such as Sadara and the Dow-Mitsui manufacturing joint venture at our operations in Freeport, Texas. These partnerships allow us to develop highly competitive, world-scale production facilities at lower cost and with less capital. In coming years, our investments in the U.S. Gulf Coast and the Middle East will provide low-cost feedstock positions to meet global growth needs and generate an advantage for Dow over the long term.

Driving Value Through

Organic Growth

We are taking actions across our portfolio to deliver consistent value growth, improve performance and build our leadership positions in high-margin, fast-growing end-markets.

(all dollars in millions)



28°C
09:45

33% 2012 revenue from emerging geographies

Electronic and Functional Materials	
Normalized Revenue Growth Target	2X GDP
EBITDA Margin Target	~25%
2012 Adjusted EBITDA Margins[1]	23%
ROTC[2] **Value Driver**	Grow

Overview:

- Focus on expanding innovations in semiconductor, interconnect and display technologies
- Strategy to monetize innovation in drug solubilization, sun/skin care and broad microbial control
- Performance-enhancing solutions for pharmaceutical, food, energy and personal care end-markets



2012 Sales
by Business
$4,481

Dow Electronic Materials	47%
Functional Materials	53%

[1] Adjusted EBITDA margin is defined as EBITDA excluding the impact of Certain Items as a percentage of sales
[2] Return on Tangible Capital = Profit / (Capital, excluding Certain Items, goodwill, intangibles and amortization)

$8B

Revenue of divested businesses with single-digit EBITDA that Dow has divested since 2009 through active portfolio management

Performance Plastics	
Normalized Revenue Growth Target	1.4X GDP
EBITDA Margin Target	20–25%
2012 Adjusted EBITDA Margins[1]	21%
ROTC[2] Value Driver	Grow

Overview:

- Global leader in packaging materials and polyolefin elastomers
- Leading global provider to the electrical and telecommunications industry
- Portfolio geared toward faster-growing, higher-margin sectors, with focus on emerging market opportunities and leveraging feedstock advantage for a cost-competitive manufacturing position


2012 Sales
by Business
$14,479

Dow Elastomers	10%
Dow Electrical and Telecommunications	9%
Dow Hygiene and Medical	5%
Dow Performance Packaging	74%
Other	2%

Agricultural Sciences	
Normalized Revenue Growth Target	1.5X GDP
EBITDA Margin Target	~25%
2012 Adjusted EBITDA Margins[1]	15%
ROTC[2] Value Driver	Grow

Overview:

- Crop protection pipeline filled with high-value solutions and proprietary formulations for the next 10 years
- Robust pipeline of plant biotechnology solutions containing game-changing technology
- Strengthened channel access and technology penetration, enabled by bolt-on seed acquisitions


2012 Sales by
Key Product Lines
$6,382

Crop Protection	77%
Seeds, Traits and Oils	21%
Other	2%

Enhancing Returns Through

Focused Execution

We are taking deliberate actions to improve returns and optimize assets, while enhancing the competitiveness of our downstream businesses with cost-advantaged feedstocks.

(all dollars in millions)

Performance Materials	
Normalized Revenue Growth Target	1.1–1.3X GDP
EBITDA Margin Target	15–18%
2012 Adjusted EBITDA Margins[1]	12%
ROTC[2] **Value Driver**	Improve

Overview:

- Leading industry positions with global reach and access to large, attractive end-markets
- Diverse products and applications with broad adjacency opportunities
- Focus on driving low-cost positions and leveraging integration benefits to outperform the market


2012 Sales
by Business
$13,608


Amines 6%
Chlorinated Organics 3%
Dow Automotive Systems 8%
Dow Formulated Systems 11%
Dow Oil and Gas 2%
Dow Plastic Additives 5%
Epoxy 10%
Oxygenated Solvents 14%
Polyglycols, Surfactants and Fluids 10%
Polyurethanes 20%
Propylene Oxide/ Propylene Glycol 11%

~160 Countries in which we serve customers

[1] Adjusted EBITDA margin is defined as EBITDA excluding the impact of Certain Items as a percentage of sales

[2] Return on Tangible Capital = Profit / (Capital, excluding Certain Items, goodwill, intangibles and amortization)

Coatings and Infrastructure Solutions	
Normalized Revenue Growth Target	1.5X GDP
EBITDA Margin Target	~25%
2012 Adjusted EBITDA Margins[1]	14%
ROTC[2] **Value Driver**	Improve

Overview:

- Focus on improving asset utilization and accelerating commercialization of high-value innovations – polymeric flame-retardant technology, membranes and ultrafiltration
- Broadest portfolio of water purification and separation technologies
- Leading position in building products and insulation technologies


2012 Sales
by Business
$6,898
Dow Building and Construction 26%
Dow Coating Materials 38%
Dow Water and Process Solutions 14%
Performance Monomers 22%



Feedstocks and Energy	
Normalized Revenue Growth Target	1X GDP
EBITDA Margin Target	8–12%
2012 Adjusted EBITDA Margins[1]	7%
ROTC[2] **Value Driver**	Leverage

Overview:

- Competitive advantage through feedstock integration and flexibility enables downstream businesses to grow margin
- World's largest and most experienced ethylene and chlorine producer
- Focus on effective envelope management and integration, maximization of partnerships and joint ventures, and implementing strategic capacity expansion projects


Sales/Internal
Usage by Volume
Merchant Sales 26%
Internal Use 74%
2012 Sales $10,695

Accelerating Value Through

Our Innovation Strategy

Through meaningful, science-based innovation and strong collaboration, Dow is delivering the value that our customers want and the world needs. In 2012, we responded to new market realities by prioritizing our innovation pipeline – focusing on fast-growing, high-margin sectors where our differentiated technologies are winning and where margin opportunities are well within our grasp.

Building the Foundation for Smart Growth

Over the past several years, Dow has successfully rebalanced our robust innovation pipeline, reducing exploration programs and reprioritizing resources to focus on near-term commercialization opportunities.

Our long-term growth and strategies remain sound. We continue to focus on ensuring:

- **World-class value from productivity in Research & Development (R&D):** Scale, integration and global reach all help to rapidly bring our innovations to the marketplace. For example, Dow's investment in high-throughput research capabilities helps to improve productivity by shortening time spent in early exploration stages, while our vast, integrated portfolio allows us to transfer innovative chemistries and processes across multiple businesses and industries.
- **Strong customer orientation:** We work closely with stakeholders across the value chain to bring solutions to market that address industry challenges. In 2012, Dow began a long-term alliance with Bend Research Inc., a leading drug formulation and manufacturing company, to develop drug-solubility solutions and new polymers for poorly soluble oral drugs.

In 2012, we opened the Dow Seoul Technology Center. The global R&D center enables us to better collaborate with and serve our electronics customers in South Korea and throughout the world.



412 U.S. patents granted to Dow in 2012

In 2012, Dow filed 1,010 patent applications and was granted 412 U.S. patents. This represents an increase of 31 percent in U.S. patent grants relative to 2011.

$7B
Net present value of R&D projects in commercialization

- **Global orientation, reflecting growth in emerging markets:** We have a team of more than 6,500 at our R&D sites worldwide and are growing our science and technology footprint globally.

Collaboration with leading institutions: By partnering with the world's best research institutions and universities, we extend our capability to innovate breakthrough solutions in emerging technologies. For example, Dow is investing more than $25 million over 10 years with 11 leading U.S. universities to strengthen research in scientific fields important to Dow and to the nation's future.



Recent Achievements

- Dow recognized as a 2012 **Top 100 Global Innovator** by Thomson Reuters
- New Polymeric Flame Retardant named as a 2012 **R&D 100 Awards** winner by *R&D Magazine*
- INFUSE™ Olefin Block Copolymers receives an **ICIS Innovation Award** for best new product



Delivering Innovative Solutions

Here's a look at a few Dow innovation milestones in 2012:

- Helping achieve higher yield potential through plant biotechnology
  - POWERCORE™ insect trait technology launches in Brazil and Argentina
  - REFUGE ADVANCED™ powered by SmartStax® sales accelerate in U.S. corn
- Enabling better quality in electronic displays and general lighting
  - Dow acquires LED phosphor maker Lightscape Materials, Inc. to help customers incorporate advanced phosphors into LED light-based systems
- Tackling water challenges in a sustainable way
  - New DOW FILMTEC™ Eco reverse osmosis elements filter brackish water with 30 percent less energy
  - New DOW IntegraPac™ ultrafiltration skids are pre-engineered to reduce material costs, lower freight costs and enable faster assembly of the Dow ultrafiltration solution



Fueling Sustainable Value Through

Feedstock Advantage

Dow's feedstock strength is unrivaled in the industry. Our tremendous scale, integration and feedstock flexibility differentiate us from our competitors and create a cost-advantaged foundation for Dow's technology-rich, higher-margin downstream businesses. Major growth projects underway on the U.S. Gulf Coast and in the Middle East will deepen our advantage and enable Dow to capture long-term, profitable growth.

#1 The world's largest, most flexible ethylene producer

Building a Sustainable Competitive Advantage

Today, 70 percent of the Company's global ethylene assets are in regions with cost-advantaged feedstocks, helping drive bottom-line results. In North America, for example, disruptive shale dynamics are fueling significant cost advantages and positioning the Company to capture higher margins in our downstream performance businesses – even while the industry is at mid-cycle operating rates. In addition, Dow's industry-leading feedstock flexibility provides an additional advantage, allowing us to use different feedstocks in response to changes in price conditions.

Our recent investments on the U.S. Gulf Coast and in the Middle East will only enhance our overall feedstock advantage. Within the next five years, nearly 80 percent of our internal ethylene production will feed our performance businesses, helping to enable sustainable, profitable growth. For example, in Performance Plastics, advantaged feedstocks from the U.S. Gulf Coast are expected to contribute approximately $1 billion in additional annual EBITDA by 2017.

Industry Operating Rates


96%
94%
92%
90%
88%
86%
84%
82%
PRICING POWER
Sensitivity Factors
• GDP growth
• Demand multiplier
• Industry capacity
2008
2009
2010
2011
2012
2013
2014
2015
2016

▲ Further tightening of ethylene over the next several years will provide substantial margin uplift on Dow's greater than 20 billion pounds of ethylene capacity. Ethylene is a key building block for hundreds of products, from film applications for packaging to wire and cable sheathing to solvents.



Strategic Investments Create Foundation for Global Growth

U.S. Gulf Coast

On the U.S. Gulf Coast, we are moving forward with our comprehensive plan to further connect our U.S. operations with cost-advantaged feedstocks from increasing supplies of shale gas. Dow's investments will increase our global ethylene production capabilities by 20 percent – strengthening the competitiveness of our downstream businesses and growth in the Americas.

- In 2012, we achieved a major milestone with the December restart of an ethylene cracker at our St. Charles Operations (SCO) manufacturing facility near Hahnville, Louisiana. The facility is expected to deliver a $150 million increase in EBITDA in 2013 versus 2012.
- Plans for a new, world-scale on-purpose propylene production facility at Dow Texas Operations are on track for start-up in 2015. The PDH plant shifts feedstock exposure from volatile propylene to abundant propane and is expected to deliver significant margin expansion for our Performance Plastics, Performance Materials, and Coatings and Infrastructure Solutions segments.


Dow's new, world-scale ethylene production plant at our Dow Texas Operations in Freeport remains on track for a 2017 start-up.

Sadara: Positioned to Serve High-Growth Regions and Sectors

Progress for Sadara Chemical Company, a joint venture between Dow and Saudi Aramco, is on track. The world-class integrated chemical complex is strategically positioned to serve fast-growing regions in Asia Pacific, the Middle East and Africa, and Eastern Europe. Its differentiated product slate targets high-growth, technology-rich sectors.

The joint venture is projected to deliver estimated EBITDA margins of 35–40 percent and average equity earnings for Dow of approximately $500 million annually during the first 10 years following its start-up.

Already, the project has achieved a number of milestones:

- Front-end engineering and design is complete.
- Product marketing and lifting agreements were signed in 2012. Under the agreements, Dow will market and sell the majority of products produced by Sadara outside of the Kingdom of Saudi Arabia and the seven countries defined as the Middle East Zone.
- Engineering and construction are on schedule. By the end of 2013, the construction workforce will peak at approximately 50,000 people, with the goal of bringing the first production units online in the second half of 2015.


Sadara, a joint venture between Dow and Saudi Aramco, is on track for initial start-up in the second half of 2015 with full production in 2016.

Sadara's Performance-Focused Product Slate


Feedstocks
Ethane
Liquid Feeds
Refinery Integration
صدارة
Sadara
Building blocks for advanced materials applications
Performance Materials
Amines
Glycol Ethers
Propylene Glycol
Polyether Polyols
Isocyanates
Performance Plastics
Solution PE
LDPE
Elastomers
Value Park
Water
Others

Expected Regional Volume Split of Sadara Products:

~50% – Asia Pacific
~25% – Middle East and Africa
~20% – Europe
~5% – Other

Sadara is owned by Dow Saudi Arabia Holding B.V., a wholly owned subsidiary of The Dow Chemical Company, and Performance Chemicals Holding Company, a wholly owned subsidiary of Saudi Arabian Oil Company.

Enhancing Value Through

Operating and Capital Efficiency

Our focus on operating and capital efficiency gives us flexibility to respond to changing economic conditions while also enhancing our productivity and profitability. In a turbulent economic environment, we took decisive actions to protect our growth path and deliver near-term value – accelerating targeted cost and cash flow levers and building a more simplified organization. These actions reflect our renewed commitment to operating discipline and our relentless focus on execution.

$613MM

Gross debt reduced in 2012

Accelerating Cost and Cash Flow Actions

Overall, we are continuing our implementation of $2.5 billion of cost and cash flow measures. These include:

- **Achieving $750 million in Efficiency for Growth.** The first tranche of our actions included our efficiency program – an enterprise-wide effort built on Dow's tremendous track record for delivering productivity gains. Focusing on better ways to manage cash, costs and working capital, this program has delivered more than $750 million of savings.
- **Executing $750 million in cost reductions.** In April, we announced a cost reduction plan targeting $250 million in annual savings by shutting down non-core assets and streamlining our operations. As macroeconomic headwinds persisted throughout 2012, the Company responded with an additional restructuring program in October, targeting $500 million in annual savings.
- **Decreasing capital expenditures and growth spending by $1 billion.** Although we continue to invest in sectors and technologies with clear, near-term earnings delivery, we reduced our capital spending by approximately $100 million in 2012, and we expect to decrease capital expenditures by an additional $700 million in 2013. Our plans call for reduced spending in sectors where market dynamics and government policies are changing – such as alternative energy. In turn, we are targeting to trim growth and discretionary expenses by $200 million in 2013.

Looking ahead, we also will continue to actively manage our portfolio. In the next two years, we are targeting to divest up to $1 billion in non-core businesses.

2013 Target Cost Savings


1Q12
Restructuring Savings
$100MM
4Q12
Restructuring Savings
$200MM
Growth Spending
Reduction
$100MM
Discretionary Spending
Reduction
$100MM

EBITDA Impact
$500MM

2013 Target Cash Savings


Adjust CapEx Investment to
Reflect Near-Term Market
Prioritize Projects with
Shorter Paybacks
Align Capacity Expansions
with Global Growth
Capital Expenditure Savings
$500–$600MM

Enhancing Financial Flexibility

The Company continues to drive down interest expenses by proactively retiring higher cost debt. Dow has reduced annual interest by $250 million since 2009. We believe this progress – together with Dow's continued focus on deleveraging – contributed to the upgrade of the Company's circuit ratings by Moody's in the third quarter of this year.

- We reduced $613 million of gross debt.
- We generated nearly $8 billion in cash flow over the two-year period ended December 31, 2012.
- We increased our dividends declared per share in 2012 by 34 percent versus 2011.

In addition, we were awarded $2.16 billion by the International Court of Arbitration of the International Chamber of Commerce (ICC), as Petrochemical Industries Company of Kuwait (PIC) was found liable for failure to close the K-Dow transaction. The final award – which will include additional interest and costs owed to Dow – is expected to be finalized in 2013. We plan to use this award to pay down debt, increasingly reward our shareholders and fund prioritized growth.

$1.75B

Expected annual savings on a run-rate basis from cost and cash flow actions by the end of 2014



Total Levers: $2.5B	Delivering Results
$1B Decrease Capital Expenditures and Growth Spending	$200MM reduction in growth and discretionary spending $700MM Capital Expenditure reduction target for 2013[1] ~$100MM Capital Expenditure reduction in 2012[1]
$750MM Execute Cost Reduction Program	$500MM restructuring announced in October $250MM restructuring announced in April
$750MM Accelerate Efficiency for Growth	Continuing to focus on operational excellence
	Total Target Market Impact: $1.75B

Target Savings
Cost and Cash Flow Measures
($ in billions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2012
1H 2013
2H 2013
2014[2]
Cost Measures (Run Rate)
Cash Measures (Cumulative)

34%

Increase in dividends declared per share in 2012 versus 2011

[1] Cumulative Capital Expenditure reduction from 2011 actual
[2] 2014 Capital Expenditure plan is to be determined

Building a

Sustainable Future

Dow's focus on sustainability is embedded in everything we do – our operations, strategy, innovation agenda and daily actions. Our 2015 Sustainability Goals reflect our commitment to use science and technology to address social and environmental challenges and reduce our global footprint as we profitably grow. From water purification technologies to healthier cooking oils, our innovations play a vital role in addressing the evolving needs of our planet and society.

More detail on Dow's sustainability practices and solutions, including complete 2015 Sustainability Goal updates, can be found at www.dow.com/sustainability.

Healthy Oils: Dow's First Breakthrough to World Challenges

In 2012, Dow declared Omega-9 oils as its first Breakthrough to World Challenges – one of three the Company is committed to achieving by 2015. Omega-9 oils, made from Dow AgroSciences' NEXERA™ canola and sunflower seeds, have zero trans fat, the lowest amount of saturated fat among oils, and feature more than 70 percent heart-healthy monounsaturated fat. Since 2005, Omega-9 oils have removed more than 1.5 billion pounds of trans and saturated fat from American diets. By using Omega-9 oils, many of these bad fats have been replaced by healthier monounsaturated fats, decreasing risk of heart disease and type 2 diabetes.



Injury and Illness Rate
(recordable incidents per 200,000 work hours)



2.57
0.52
0.48
0.38
0.40
0.30
0.33
0.30
0.20
▶ U.S. Responsible Care® Chemical Company Rate: 0.85
94 05 06 07 08 09 10 11 12 13 14 15

Dow's Injury and Illness rate in 2012 showed a 36 percent improvement as compared with 2011.

Sustainable Chemistry

Goal: Increase percentage of sales to 10 percent for products that are highly advantaged by sustainable chemistry

The percentage of sales from Dow products that are highly advantaged by sustainable chemistry increased from 4.3 percent in 2010 to 4.8 percent in 2011, and highly advantaged sales grew by 27 percent from 2010 to 2011.

Percent of Sales
with Sustainable Chemistry Advantages



1.7
1.7
3.4
4.3
4.8
07 08 09 10 11 12 13 14 15



Addressing Climate Change

Goal: Maintain greenhouse gas (GHG) emissions below 2006 levels

We are committed to growing our business without growing our carbon footprint and helping our customers avoid emissions through our products. For example, Dow has also set a target to establish 400 megawatt equivalents of clean power by 2025, and has sourced more than 200 megawatts of low-carbon or renewable energy to date.

Greenhouse Gas Emissions
(million metric tons of CO_2-equivalent, Kyoto and non-Kyoto)



69
47
48
45
42
40
38
37
1990
2005
06
07
08
09
10
11
73
224
235
244
253
260
269
277
Direct and Indirect Absolute GHG Emissions from Operations
Avoided Emissions Attributable to Dow Insulation in Service

Recent Recognitions

- Named to the **Dow Jones Sustainability World Index** for the 12th time
- Earned A+ rating for annual sustainability report based on the **Global Reporting Initiative**
- Awarded **Green Cross for Safety Medal** from the National Safety Council
- Received 22 **ACC Responsible Care® Awards** and 23 Honorable Mentions from 187 nominations worldwide
- Received Corporate EcoForum's prestigious **CK Prahalad Award** for sustainability leadership by an individual
- Ranked seventh overall and the top chemical company on Corporate Knights' inaugural **S&P 500 Clean Capitalism Ranking**

Energy Efficiency and Conservation

Goal: Reduce our energy intensity 25 percent from the baseline

Dow is a firm believer that energy efficiency pays. Since 1990, Dow's energy intensity as measured by Btu per pound of product has improved by more than 40 percent, contributing to a cumulative savings of $25 billion and 5,400 trillion Btu. That's roughly equivalent to the annual energy consumption of 48 million homes.

Installed in more than 20 million residential and commercial buildings worldwide, STYROFOAM™ Brand Insulation currently insulates more than 20 billion square feet, saving residential and business owners an estimated $10 billion in energy costs annually.



Energy Intensity Performance
Since 1990 through 2012



Energy Intensity Reduction Savings: $25B
Over 5,400 Trillion Btu
7,000
6,750
6,500
6,250
6,000
5,750
5,500
5,250
5,000
4,750
4,500
4,250
4,000
3,750
3,500
Energy Intensity (Btu/lb)
26
24
22
20
18
16
14
12
10
8
6
4
2
0
Cumulative $ Billions Savings
Base Year
92
94
96
98
00
02
04
06
08
10
12



The Nature Conservancy
Protecting nature. Preserving life.™

Through Dow's breakthrough collaboration with The Nature Conservancy, we are working together to implement and refine ecosystem services valuation models at three Dow sites around the globe. The sites are serving as "living laboratories" to demonstrate how companies can assess, incorporate and invest in nature and the benefits it provides, such as fresh water, clean air and flood protection.

In 2012, we completed work at our first pilot site in Freeport, Texas, and published our second annual progress report on dow.com.

Value Creation Starts Here

Building value and delivering growth begin with our people, the women and men of Dow. Our mission, to passionately innovate what is essential to human progress, reflects the core beliefs on which our Company was built and helps drive our future success. This is how we start to measure our value at Dow. This is where growth begins.

Vision

- To be the most profitable and respected science-driven chemical company in the world

Mission

- To passionately innovate what is essential to human progress by providing sustainable solutions to our customers

Corporate Strategy

- Preferentially invest in a portfolio of technology-integrated, market-driven performance businesses that create value for our stockholders and growth for our customers
- Manage a portfolio of asset-integrated, building-block businesses to generate value for our downstream portfolio

Strategic Themes

- Financial Discipline
- Sustainability
- People
- Innovation and Growth

Values

- Integrity
- Respect for People
- Protecting Our Planet

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **DECEMBER 31, 2012**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number: **1-3433**

THE DOW CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**38-1285128**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2030 DOW CENTER, MIDLAND, MICHIGAN 48674

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **989-636-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.50 per share	New York Stock Exchange
Debentures, 6.85%, final maturity 2013	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of voting common stock held by non-affiliates as of June 30, 2012 (based upon the closing price of $31.50 per common share as quoted on the New York Stock Exchange), was approximately $37.6 billion. For purposes of this computation, it is assumed that the shares of voting stock held by Directors and Officers would be deemed to be stock held by affiliates. Non-affiliated common stock outstanding at June 30, 2012 was 1,193,921,926 shares.

Total common stock outstanding at January 31, 2013 was 1,204,364,155 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Proxy Statement for the Annual Meeting of Stockholders to be held on May 9, 2013.

The Dow Chemical Company

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended December 31, 2012

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report including, without limitation, the following sections: "Item 1. Business," "Management's Discussion and Analysis," and "Risk Factors." These forward-looking statements are generally identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" (Part 1, Item 1A of this Form 10-K). The Dow Chemical Company undertakes no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

THE COMPANY

The Dow Chemical Company was incorporated in 1947 under Delaware law and is the successor to a Michigan corporation, of the same name, organized in 1897. The Company's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674. Throughout this Annual Report on Form 10-K, except as otherwise indicated by the context, the terms "Company" or "Dow" as used herein mean The Dow Chemical Company and its consolidated subsidiaries.

Available Information

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge through the Investor Relations section of the Company's website (www.dow.com/investors), as soon as reasonably practicable after the reports are electronically filed or furnished with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains these reports as well as proxy statements and other information regarding issuers that file electronically. The SEC's website is at www.sec.gov. The Company's website and its content are not deemed incorporated by reference into this report.

General

Dow combines the power of science and technology to passionately innovate what is essential to human progress. The Company connects chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, renewable energy generation and conservation, and increasing agricultural productivity. Dow's diversified industry-leading portfolio of specialty chemicals, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2012, Dow had annual sales of $56.8 billion and employed approximately 54,000 people worldwide. The Company's more than 5,000 products are manufactured at 188 sites in 36 countries across the globe. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics and Feedstocks and Energy.

Strategy

Dow's strategy is to preferentially invest in a portfolio of technology-integrated, market-driven performance businesses that create value for our stockholders and growth for our customers as well as manage a portfolio of asset-integrated, building-block businesses to generate value for our downstream portfolio.

BUSINESS SEGMENTS AND PRODUCTS

ELECTRONIC AND FUNCTIONAL MATERIALS

Electronic and Functional Materials develops and markets customized materials using advanced technology and unique chemistries for specialty applications ranging from semiconductors and liquid crystal displays to microbial protection for the oil and gas industry and cellulosics for innovative pharmaceutical drug formulation and healthier foods. These businesses serve the needs of market segments as diverse as: electronics and entertainment; healthcare and medical; energy; water; and consumer and home goods. The segment's commitment to continuous innovation and rapid new product development enable it to maximize opportunities in emerging geographies and high-growth industries.

Details on Electronic and Functional Materials' 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
DOW ELECTRONIC MATERIALS
FUNCTIONAL MATERIALS
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Dow Electronic Materials

Dow Electronic Materials is a leading global supplier of enabling materials for applications such as consumer electronic devices, flat-panel displays and telecommunications. The business produces materials for chemical mechanical planarization ("CMP"); materials used in the production of electronic displays, including films and filters; metalorganic precursors for light-emitting diodes ("LEDs"); organic light-emitting diode ("OLED") materials; products and technologies that drive leading-edge semiconductor design; materials used in the fabrication of printed circuit boards; and integrated metallization processes for metal finishing and decorative applications.

Dow Electronic Materials is comprised of four principal businesses, each serving one or more key market segments, as noted below:

Business	Market Segments	Technologies
Semiconductor Technologies	Integrated circuit fabrication for memory and logic	CMP consumables, photolithography materials
Interconnect Technologies	Printed circuit board, electronics and industrial finishing	Interconnect process chemistries
Display Technologies	Display materials	Display films and filters, OLED materials
Growth Technologies	New and emerging technologies	Advanced chip packaging materials, metalorganic precursors, optical and ceramic materials

Functional Materials

The Functional Materials portfolio of businesses creates performance-enhancing solutions that enable customers to differentiate their products in the global pharmaceutical, food, water, energy and home and personal care markets. This group also provides key materials for industrial uses around the world.

Functional Materials principal businesses each serve one or more key market segments, as noted below:

Business	Market Segment	Technologies
Dow Consumer and Industrial Solutions	Consumer and home care, healthcare and medical, industrial materials	Technologies that enable personal care companies to differentiate the performance of their hair care, sun care and skin care products often with improved sustainability profiles. Specialty, niche products for use in coatings, metal working fluids and automotive applications.
Dow Microbial Control	Energy (oil and gas), industrial and consumer goods, water and water processing	Comprehensive microbial control technology to predict, diagnose and sustainably solve the planet's most difficult microbial challenges.
Dow Wolff Cellulosics	Energy (oil and gas); pharmaceutical, food and nutrition; industrial materials	Celluosic and other technologies used to help bring new classes of medicines to market and enable foods that are healthier (gluten-free, reduced oil/fat content). Materials used in coatings, oil and gas drilling and many other industrial applications.

Competition

Electronic and Functional Materials experiences competition in each business within the segment. The competitors include many large, multinational chemical firms based in Europe, Asia Pacific and the United States, as well as a number of regional and local competitors. The segment's products have unique performance characteristics that are required by customers who demand a high-level of customer service and technical expertise from the Company's sales force and scientists; therefore, Dow is well positioned to withstand competitive threats. Key competitors for this segment include the following: Ashland, BASF, JSR Micro, Lonza and Shin-Etsu Chemical.

Joint Ventures

Electronic and Functional Materials includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture that manufactures silicone and silicone products, which is owned 50 percent by the Company.

COATINGS AND INFRASTRUCTURE SOLUTIONS

Coatings and Infrastructure Solutions is comprised of an industry-leading portfolio of businesses utilizing advanced technology to deliver products ranging from low volatile organic compound ("VOC") coatings to building insulations and adhesives to next-generation solar and water technologies. With unmatched research and development ("R&D") capabilities, a broad range of chemistries, extensive geographic reach and strong channels to market, this segment is well positioned to capitalize on market trends. The segment has broad geographic reach with sales in nearly 140 countries and R&D and manufacturing facilities located in key geographic areas.

Details on Coatings and Infrastructure Solutions' 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
DOW BUILDING AND CONSTRUCTION
DOW COATING MATERIALS
DOW WATER AND PROCESS SOLUTION
PERFORMANCE MONOMERS
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Dow Building and Construction

The Dow Building and Construction business is comprised of three global businesses - Dow Building Solutions, Dow Construction Chemicals and Dow Solar Solutions - that offer extensive lines of industry-leading insulation, housewrap, sealant and adhesive products and systems, as well as construction chemical solutions and building-integrated photovoltaics. Through its strong sales support, customer service and technical expertise, Dow Building Solutions provides meaningful solutions for improving the energy efficiency in homes and buildings today, while also addressing the industry's emerging needs and demands. Dow Construction Chemicals provides solutions for increased durability, greater water resistance and lower systems costs. As a leader in insulation solutions, the business' products help curb escalating utility bills, reduce a building's carbon footprint and provide a more comfortable indoor environment. Dow Solar Solutions is growing solar adoption with DOW POWERHOUSE™ Solar Shingles, a roofing product that is also a solar collector to help solve global energy challenges.

Dow Coating Materials
The Dow Coating Materials business manufactures and delivers solutions that leverage high quality, technologically advanced product offerings for architectural paint and coatings, as well as, industrial coatings applications, including packaging, pipelines, wood, automotive, marine, maintenance and protective industries. The business is a leader in the conversion of solvent to water-based technologies, which enable customers to offer more environmentally friendly products, including low VOC paints and other sustainable coatings.

Dow Water and Process Solutions
Dow Water and Process Solutions is a leading provider of purification and separation technologies. The business provides the critical technology, including reverse osmosis membranes and ion exchange resins, to help customers with a broad array of needs such as reusing waste water streams, making fresh drinking water from sea water, creating a closed loop water system for oil field operations, making controlled release drugs possible, and removing impurities in dairy processing. A primary goal of the business is to drive down the cost and energy requirements to treat water.

Performance Monomers
The Performance Monomers business produces specialty monomer products that are sold externally as well as consumed internally as building blocks used in downstream polymer businesses. The business' products are used in several applications, including cleaning materials, personal care products, paints, coatings and inks.

Coatings and Infrastructure Solutions' businesses each serve one or more key market segments, as noted below:

Business	Major Products	Applications/Market Segments
Dow Building and Construction	AQUASET™ acrylic thermosetting resins, DOW™ latex powders, DOW POWERHOUSE™ solar shingles, FROTH-PAK™ foam insulation and sealants, GREAT STUFF™ insulating foam sealants and adhesives, RHOPLEX™ and PRIMAL™ acrylic polymer emulsions, STYROFOAM™ brand insulation products, WALOCEL™ cellulose ethers	Delivering energy efficiency and durability to new and retrofit construction; insulation, weatherization and air sealing; caulks and sealants; elastomeric roof coatings; exterior insulation finishing systems; roof tiles; siding coatings; roofing and solar energy collector
Dow Coating Materials	AVANSE™ acrylic resin, EVOQUE™ pre-composite polymer, FASTRACK™ technology, OUDRA™ solution series, PROSPERSE™ polymers, ROSHIELD™ acrylic resin	Providing hiding and durable properties to hiding performance binders; maintenance and protective coatings; oil and gas pipeline, bridges, barges and petrochemical plants; traffic paints and road markings; metal and wood coatings
Dow Water and Process Solutions	DOW ADSORBSIA™ selective media, DOW EDI™ modules, DOWEX™ and AMBERJET™ ion exchange resins, DOWEX™ OPTIPORE™ polymeric adsorbent resins, DOW FILMTEC™ reverse osmosis and nanofiltration elements, TEQUATIC™ PLUS fine particle filter AMBERLYST™ polymeric catalysts	Providing the right, cost effective separation technology for water treatment and filtration; energy (power, oil and gas); pharmaceutical; food and beverage; chemical processing
Performance Monomers	Acrylates, methacrylates, vinyl acetate monomers	Super absorbents, water treatment, flocculants and detergents, crylic sheets, coatings, inks and paints, molding compounds, impact modifiers and electronic displays, adhesives, textiles, automotive and architectural safety glass

Competition

Competitors of the Coatings and Infrastructure Solutions segment include many large multinational chemical firms based in Europe, Asia Pacific and the United States, as well as a number of regional and local competitors. The segment's products have unique performance characteristics that are required by customers who demand a high-level of customer service and expertise from our sales force and scientists; therefore, Dow is well positioned to withstand competitive threats. The segment's key competitors include: Arkema, BASF, Hydranautics, Lanxess and Owens-Corning.

Joint Ventures

Coatings and Infrastructure Solutions includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture that manufactures silicone and silicone products, which is owned 50 percent by the Company.

AGRICULTURAL SCIENCES

The Agricultural Sciences segment is a global leader in providing crop protection and plant biotechnology products, urban pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service. The segment has broad global reach with sales in more than 130 countries and R&D and manufacturing facilities located in all geographic areas. Growth is achieved through the development of innovative new products and technologies, successful segmentation of market offerings with leading brands, diverse channels to market, cost competitive positions, strategic bolt-on acquisitions, and commercial and R&D collaborations. The Company is committed to the development of innovative new biological and crop protection products and technologies.

Details on Agricultural Sciences' 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
CROP PROTECTION
SEEDS, TRAITS AND OILS
OTHER
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Products

Key product lines, including crop application, are listed below:

	Crop Application									
Key Product Lines	**Canola**	**Cereals**	**Corn**	**Cotton**	**Range and Pasture**	**Rice**	**Soybeans**	**Sunflower**	**Trees, Fruits and Vegetables**	**Others**
Insecticides	x	x	x	x		x	x	x	x	x
Fungicides		x				x	x		x	x
Herbicides	x	x	x	x	x	x	x	x	x	x
Seeds, Traits and Oils	x	x	x	x	x		x	x		x
Other			x						x	x

The Company's ability to produce seeds can be materially impacted by weather conditions and the availability of reliable contract growers.

Major brands, by key product line, are listed below:

Key Product Lines	Brands
Insecticides	LORSBAN™; RADIANT™; SENTRICON™; TELONE™; TRACER™
Fungicides	DITHANE™
Herbicides	BROADWAY™; CLINCHER™; FENCER™; GARLON™; LONTREL™; MILESTONE™; PRIMUS™; STARANE™; SURESTART™; TORDON™
Seeds, Traits and Oils	AGROMEN™ seeds; BRODBECK™ seeds; DAIRYLAND SEED™; Grand Valley Hybrids; HYLAND™ seeds; MYCOGEN™ seeds; NEXERA™; PFISTER™ seeds; PHYTOGEN™; PRAIRIE BRAND SEEDS™; Renze Seeds; TRIUMPH™ seed
Other	HARVISTA™; N-SERVE™; RIPELOCK™

Agricultural Sciences is focused on delivering results through technology leadership, including the following:

- SmartStax® Insect Trait Technology(1)
- POWERCORE™ Insect Trait Technology(1)
- REFUGE ADVANCED® powered by SmartStax®(1)
- ENLIST™ Weed Control System(2)
- Omega-9 Healthier Oils
- New crop protection technologies - sulfoxaflor, spinetoram, pyroxsulam, aminopyralid and penoxsulam

(1) Smartstax® and POWERCORE™ multi-event technology developed by Dow AgroSciences LLC and Monsanto. Smartstax®, the Smartstax® logo, POWERCORE™ and the POWERCORE™ logo are trademarks of Monsanto Technology, LLC.

(2) Components of the ENLIST™ Weed Control System have not yet received regulatory approvals; approvals are pending.

Patents, Trademarks and Licenses

Agricultural Sciences has significant technology-driven growth, led by plant biotechnology traits and crop protection products that utilize proprietary formulations. As a result, the Company uses patents, trademarks, licenses and registrations to protect its investment in germplasm, traits and proprietary chemistries and formulations. The Company also licenses plant biotechnology traits from third parties and engages in research collaborations with global industry, academia, and governments. The Company does not regard the Agricultural Sciences segment as being materially dependent on any single or group of related patents, trademarks, licenses or registrations.

Competition

Agricultural Sciences competes with producers of crop protection chemicals and agricultural biotechnology in the United States and abroad. The Company competes on the basis of technology and trait leadership, price, quality and cost competitiveness. Key competitors include BASF, Bayer, E. I. DuPont de Nemours, Monsanto and Syngenta.

Distribution

Agricultural Sciences has a diverse worldwide network which markets and distributes the Company's brands to customers globally. This network consists of the Company's sales and marketing organization partnering with distributors, independent retailers and growers, cooperatives and agents throughout the world.

Seasonality

Agricultural Sciences sales and EBITDA are strongest in the first half of the year, aligning with the planting and growing season in the northern hemisphere, where approximately 70 percent of the segment's annual sales are generated. Inventory tends to be at its low point in the second quarter of the year, consistent with peak sales in the northern hemisphere, and reaches its highest levels in the third and fourth quarters. Accounts receivable tend to be highest in the first quarter of the year, also consistent with the peak sales period.

PERFORMANCE MATERIALS

The Performance Materials segment is comprised of eleven market-focused, technology-driven, customer-centric businesses that are advantaged through integration and driven by innovative technology and solutions. Products produced by this segment are back-integrated into feedstocks, supporting a low-cost manufacturing base and consistent, reliable supply. The Performance Materials segment is positioned for growth through diverse markets and product offerings. The segment has broad geographic reach with sales in over 140 countries and manufacturing facilities located in all geographic areas. Performance Materials has a diverse product line that serves customers in a large number of industries, including automotive, consumer, construction, infrastructure, oil and gas, appliance and electronics.

Details on Performance Materials' 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
AMINES
CHLORINATED ORGANICS
DOW AUTO SYSTEMS
DOW FORMULATED SYSTEMS
DOW PLASTIC ADDITIVES
EPOXY
DOW OIL AND GAS
OXYGENATED SOLVENTS
POLYGLYCOLS
POLYURETHANES
PO/PG
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Products

Major products by business and applications/market segments are listed below:

Business	Major Products	Applications/Market Segments
Amines	Chelants, ethanolamines, ethyleneamines, isopropanolamines	Agriculture, construction, consumer and institutional goods, electronics, home and personal care, industrial applications, paper, transportation, utilities
Chlorinated Organics	Chloroform, methyl chloride, methylene chloride, perchloroethylene, trichloroethylene	Cleaning applications, construction, fluoropolymers, pharmaceuticals, refrigerants, water treatment
Dow Automotive Systems	Acoustical foam, composites, elastic and structural adhesives, one-coat adhesives	Automotive, transportation
Dow Formulated Systems	Formulated epoxy and polyurethane systems	Construction insulation, flooring, footwear, furniture, industrial applications, infrastructure, wind energy solutions
Dow Oil and Gas	Demulsifiers, drilling and completion fluids, heat transfer fluids, perchloroethylene, rheology modifiers, scale inhibitors, shale inhibitors, specialty amine solvents, surfactants, water clarifiers	Enhanced oil recovery, gas processing, oil and gas exploration and production, oil and gas transmission, power, refining
Dow Plastics Additives	Additives for the processing and modification of thermoplastic and thermosetting plastic materials	Building and construction, consumer goods, electronics, packaging, transportation
Epoxy	Epoxy resins, hardeners and intermediates	Civil engineering, composites, consumer goods, electrical laminates, infrastructure
Oxygenated Solvents	Acetone derivatives, butyl glycol ethers, glycol ethers, low-VOC solvents, methyl isobutyl	Agriculture, animal feed preservation, coatings, consumer and industrial goods, electronics, lubricant additives
Polyglycols, Surfactants and Fluids	Heat-transfer fluids, polyalkylene glycol, polyethylene glycol, surfactants	Aircraft deicing, consumer goods, industrial goods, infrastructure, food, pharmaceutical, transportation
Polyurethanes	Polyether polyols, methylene diphenyl diisocyanate ("MDI"), toluene diisocyanate ("TDI")	Appliances, automotive, bedding, building and construction, electronics, flooring, footwear, furniture, industrial, infrastructure, packaging and transportation
Propylene Oxide / Propylene Glycol	Propylene oxide (produced via the chlorohydrin process; also produced using hydrogen peroxide to propylene oxide manufacturing technology (1)), propylene glycol, synthetic glycerine	Aircraft deicing fluids, animal feed, beverages, cosmetics, food and flavorings, heat transfer fluids, hydraulic and brake fluids, paints and coatings, pharmaceuticals, unsaturated polyester resins, urethanes

(1) Hydrogen peroxide to propylene oxide manufacturing technology is utilized by MTP HPPO Manufacturing Company Limited, a Thailand-based consolidated variable interest entity ultimately owned 50 percent by the Company and 50 percent by SCG Chemicals Co. Ltd.; and BASF DOW HPPO Production B.V.B.A., a Belgium-based joint venture ultimately owned 100 percent by HPPO Holding & Finance C.V., which is owned 50 percent by the Company and 50 percent by BASF.

Competition
Competition for the Performance Materials segment varies based on the business. Key competitors include large, international chemical companies as well as chemical divisions of major national and international oil companies. Performance Materials back-integration into feedstocks supports a low-cost manufacturing base and consistent, reliable product supply. Dow is a full-service supplier with a global technical service network located close to the customer, which allows the Company to fuel growth in specialty applications and collaborate with customers to invent unique chemistries and tailored solutions. In addition to its competitive cost position, reliable supply and superior customer service, the Company also competes worldwide on the basis of quality, technology and price. Key competitors include BASF, Bayer and Huntsman.

Distribution
The Performance Materials segment markets its products primarily through the Company's sales force and also utilizes distributors worldwide.

Joint Ventures
Key joint ventures that impact the Performance Materials segment are listed below:

- Map Ta Phut Olefins Company Limited - effective ownership is 33 percent of which the Company directly owns 20 percent and indirectly owns 13 percent through its equity interest in Siam Polyethylene Company Limited and Siam Synthetic Latex Company Limited. This Thailand-based company manufactures propylene and ethylene.
- A portion of the results of Sadara Chemical Company - a development-stage Saudi Arabian company that will manufacture chlorine, ethylene and propylene for internal consumption and will produce and market high-value added chemical products and performance plastics; owned 35 percent by the Company.

Divestitures
The Performance Materials segment included Dow Haltermann until it was fully divested at December 31, 2011.

PERFORMANCE PLASTICS
The Performance Plastics segment is a solution-oriented portfolio composed primarily of four businesses, Dow Elastomers, Dow Electrical and Telecommunications, Dow Hygiene and Medical and Dow Performance Packaging. The segment also includes Dow Polypropylene Licensing and Catalyst, which licenses the UNIPOL™ process for the production of polypropylene as well as catalyst systems. These businesses serve high-growth, high value sectors where Dow's world-class technology and rich innovation pipeline creates competitive advantages for customers and the entire value chain. These businesses have complimentary market reach, asset capabilities and technology platforms that provide the Company with immediate and long-term growth synergies. The segment has broad geographic reach with sales in more than 100 countries and manufacturing facilities located in all geographic areas. Market growth is expected to be driven by major shifts in population demographics, improving socioeconomic status in emerging geographies, consumer and brand owner demand for increased consumer convenience, efforts to reduce food waste, growth in telecommunications networks, specifically broadband and LTE networks, and global development of electrical transmission and distribution infrastructure and renewable energy applications.

Details on Performance Plastics' 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
DOW ELASTOMERS
DOW ELECTRICAL AND TELECOMMUNICATIONS
DOW HYGIENE AND MEDICAL
DOW PERFORMANCE PACKAGING
OTHER
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Products

Major products by business and applications/market segments are listed below:

Business	Major Products	Applications/Market Segments
Dow Elastomers	Elastomers, plastomers, ethylene propylene diene monomer elastomers ("EPDMs")	Adhesives, footwear, housewares, infrastructure, sports recreation, toys and infant products, transportation
Dow Electrical and Telecommunications	Wire and cable insulation, semiconductive and jacketing compound solutions, bio-based plasticizers	Building and construction, electrical transmission and distribution infrastructure, telecommunications infrastructure
Dow Hygiene and Medical	Acrylics, polyethylene, low-density polyethylene, polyolefin emulsions, polyolefin plastomers	Medical end-use, personal care products
Dow Performance Packaging	Linear low-density polethylene, low-density polyethylene, high-density polyethylene	Adhesives, flexible packaging for food and beverages; rigid packaging for food, household goods and industrial products; sealants; unitization films; and water, natural gas and irrigation pipe

The segment strategically locates its polyethylene production units near its hydrocarbon cracking facilities to enable back-integration into feedstocks. As a result, the segment sources ethylene from internally produced sources and propylene from both internal and external sources. In 2012, the Performance Plastics segment consumed 69 percent of Dow's internal ethylene production.

Competition

Competition for the Performance Plastics segment includes chemical divisions of major national and international oil companies, which provide competition in the United States and abroad. Dow competes worldwide on the basis of product quality, product supply, technology, price and customer service. Performance Plastics stands to gain considerably from favorable shale gas dynamics in the United States, which will further strengthen the Company's low-cost position and enhance global cost competitiveness. Key competitors include ExxonMobil, INEOS, LyondellBasell, Mitsui and SABIC.

Joint Ventures

Joint ventures play an integral role within the Performance Plastics segment by dampening earnings cyclicality and improving earnings growth. Key joint ventures are listed below:

Aligned 100 percent with Performance Plastics

- Univation Technologies, LLC - a United States-based company that develops, markets and licenses the UNIPOL™ polyethylene process technology and related catalysts, including metallocene catalysts; owned 50 percent by the Company.

Performance Plastics includes a portion of the results of:

- EQUATE Petrochemicals Company K.S.C. - a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol; owned 42.5 percent by the Company.
- The Kuwait Olefins Company K.S.C. - a Kuwait-based company that manufactures ethylene and ethylene glycol; owned 42.5 percent by the Company.
- The SCG-Dow Group consists of Siam Polyethylene Company Limited - owned 50 percent; Siam Polystyrene Company Limited - owned 50 percent; Siam Styrene Monomer Co., Ltd. - owned 50 percent; and Siam Synthetic Latex Company Limited - owned 50 percent. These Thailand-based companies manufacture polyethylene, polystyrene, styrene and latex.
- Sadara Chemical Company - a development-stage Saudi Arabian company that will manufacture chlorine, ethylene and propylene for internal consumption and will produce and market high-value added chemical products and performance plastics; owned 35 percent by the Company.

Divestitures

On September 30, 2011, the Company sold its global Polypropylene business to Braskem SA. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture.

FEEDSTOCKS AND ENERGY

The Feedstocks and Energy segment is the largest global producer of ethylene, chlorine, caustic soda and purified ethylene oxide. This segment is also a leading purchaser and producer of propylene and one of the world's largest industrial energy producers. Combining best-in-class technologies, unparalleled scale and highly integrated operations, Feedstocks and Energy supplies cost-advantaged building blocks to our performance and market driven businesses. The majority of Dow's advantaged internal feedstock supply is used to enable our downstream businesses. In 2012, 88 percent of ethylene, 97 percent of chlorine, 86 percent of propylene and 90 percent of ethylene oxide produced internally by Dow were consumed by downstream derivatives. The Company strategically locates its downstream production units near its hydrocarbon cracking facilities to enable back-integration into feedstocks.

Dow's global scale and feedstock flexibility creates a cost-advantaged foundation for the Company's downstream, market-driven businesses. In North America, new shale gas opportunities - and the resulting increased supplies and stabilized raw material prices - have made the Company's ethane- and propane-based production more cost-competitive. The Company's U.S. and European hydrocarbon cracking facilities allow Dow to use different feedstocks in response to price conditions. Meanwhile, the Company's recently announced U.S. Gulf Coast investments will strengthen ethylene and propylene integration and establish a platform for growth of Dow's downstream businesses.

Details on Feedstocks and Energy's 2012 sales, by business and geographic area, are as follows:


2012 Sales by Business
CHLOR-ALKALI /CHLOR-VINYL
ENERGY
EO/EG
HYDROCARBONS
2012 Sales by Geography
ASIA PACIFIC
EMEA
LATIN AMERICA
NORTH AMERICA

Products

A listing of the businesses, with products and key applications/market segments, are listed below:

Business	Major Products	Applications/Market Segments
Chlor-Alkali / Chlor-Vinyl	Chlor-Alkali provides cost-advantaged chlorine feedstock for Dow's performance businesses Chlor-Vinyl includes caustic soda, a co-product of the Chlor-Alkali manufacturing process; Ethylene dichloride (EDC) and Vinyl chloride monomer (VCM) essential to production of polyvinyl chloride (PVC)	Chlor-Alkali - Automobiles, bedding, electronics, furniture, personal protection equipment, pharmaceuticals, textiles Chlor-Vinyl - Agricultural chemicals; alumina, pulp and paper; bleaches and detergents; building and construction materials; medical devices; municipal and residential water piping systems; pharmaceuticals; textiles
Ethylene Oxide / Ethylene Glycol	Ethylene oxide (EO) feedstock supply for downstream derivatives; approximately 90 percent of EO manufactured by Dow is consumed by Dow businesses or joint ventures Ethylene glycol (EG) is supplied to MEGlobal, a 50:50 joint venture and a world leader in the manufacturing and marketing of merchant monoethylene glycol and diethylene glycol	EO - automotive components, brake fluids, coating for safety glasses, cosmetics and personal care products, food packaging, furnishings, paints, textiles EG - aircraft and runway deicers, food and beverage containers, polyester fiber, polyester film and runway deicers
Hydrocarbons	Ethylene, propylene, benzene, butadiene, cumene, octene, aromatics co-products, crude C4 Advantaged feedstock positions in the United States, Canada, Argentina and the Middle East	Product integration ranging from feedstocks and monomers to a myriad of products used by derivative businesses
Energy	Power, steam and other utilities	Principally for use in Dow's global operations

Joint Ventures
Joint ventures play an integral role within the Feedstocks and Energy segment by dampening earnings cyclicality, improving earnings growth and enabling access to high growth markets. Key joint ventures are listed below:

Aligned 100 percent with Feedstocks and Energy

- MEGlobal - headquartered in Dubai, United Arab Emirates and manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins; owned 50 percent by the Company.

Feedstocks and Energy includes a portion of the results of:

- EQUATE Petrochemicals Company K.S.C. - a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol; owned 42.5 percent by the Company.
- The Kuwait Olefins Company K.S.C. - a Kuwait-based company that manfactures ethylene and ethylene glycol; owned 42.5 percent by the Company.
- The SCG-Dow Group consists of Siam Polyethylene Company Limited - owned 50 percent; Siam Polystyrene Company Limited - owned 50 percent; Siam Styrene Monomer Co., Ltd. - owned 50 percent; and Siam Synthetic Latex Company Limited - owned 50 percent. These Thailand-based companies manufacture polyethylene, polystyrene, styrene and latex.

Freeport LNG
Dow has a long-term agreement with Freeport LNG Development, L.P. ("FLNG") to use 0.5 billion cubic-feet-per-day of regasification capacity at FLNG's 1.6 billion cubic-feet-per-day liquified natural gas ("LNG") receiving terminal in Quintana, Texas. In addition, Texas LNG Holdings LLC, a subsidiary of Dow, owns a 15 percent limited partner interest in FLNG. This investment was made in 2004 when the cost of developing oil and gas reserves in the United States was sufficiently high that LNG was a competitive alternative for securing natural gas, an essential raw material and energy source for Dow's operations. Current market conditions favor the flow of LNG to overseas markets; therefore, Dow's utilization of the FLNG's terminal is expected to be limited. Dow is responsible for monthly process-or-pay payments to FLNG irrespective of whether it utilizes the terminal for regasification. The financial impact of this capacity underutilization is not expected to be material to the Company's future earnings or cash flows.

CORPORATE
Corporate includes results of the Company's insurance company operations, the results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities); Venture Capital; non-business aligned technology licensing and catalyst activities; environmental operations; enterprise level mega project activities; gains and losses on sales of financial assets; stock-based compensation expense and severance costs; asbestos-related defense and resolution costs; foreign exchange results; and certain corporate overhead costs and cost recovery variances not allocated to the operating segments.

INDUSTRY SEGMENTS AND GEOGRAPHIC AREA RESULTS
See Note 24 to the Consolidated Financial Statements for information regarding sales, EBITDA and total assets by segment as well as sales and total assets by geographic area.

SIGNIFICANT CUSTOMERS AND PRODUCTS
All products and services are marketed primarily through the Company's sales force, although in some instances more emphasis is placed on sales through distributors.

Thirteen percent of the sales of the Feedstocks and Energy segment in 2012 were to one customer with which the Company has ongoing supply contracts. Other than sales to this customer, no significant portion of any operating segment's sales is dependent upon a single customer.

No single product accounted for more than 5 percent of the Company's consolidated net sales in 2012.

RAW MATERIALS
The Company operates in an integrated manufacturing environment. Basic raw materials are processed through many stages to produce a number of products that are sold as finished goods at various points in those processes. The two major raw material streams that feed the integrated production of the Company's finished goods are chlorine-based and hydrocarbon-based raw materials.

Salt, natural brine and electricity are the base raw materials used in the production of chlor-alkali products and derivatives. The Company owns salt deposits in Louisiana and Texas; Alberta, Canada; Brazil; and Germany. The Company also produces a portion of its electricity needs in Louisiana and Texas; Alberta, Canada; and Germany.

The Company purchases hydrocarbon raw materials including ethane, propane, butane, naphtha and condensate as feedstocks. These raw materials are used in the production of both saleable products and energy. The Company also purchases certain monomers, primarily ethylene and propylene to supplement internal production. The Company purchases natural gas, mainly to generate electricity, and purchases electric power to supplement internal generation. Expenditures for hydrocarbon feedstocks and energy accounted for 37 percent of the Company's production costs and operating expenses for the year ended December 31, 2012. The Company purchases these raw materials on both short- and long-term contracts.

Significant raw materials, by operating segment, are listed below:

Significant Raw Materials

Raw Material	*Electronic and Functional Materials*	*Coatings and Infrastructure Solutions*	*Agricultural Sciences*	*Performance Materials*	*Performance Plastics*	*Feedstocks and Energy*
Acetone		x		x		
Ammonia		x		x		
Aniline				x		
Benzene		x		x		x
Bisphenol A				x		
Butadiene				x		
Butane						x
Butene						x
Cumene				x		
Chlorine (1)	x		x	x		x
Condensate						x
Electric Power						x
Ethane						x
Ethylene (2)		x			x	x
Hexene					x	
Hydrogen Peroxide				x		
Liquified Petroleum Gases						x
Methanol		x		x		
Naphtha						x
Natural Brine						x
Natural Gas						x
Octene					x	x
Phenol				x		
Propane	x					x
Propylene (2)	x	x		x		x
Salt						x
Styrene		x		x		
Toluene Diamine				x		

(1) Produced by the Company for internal consumption.
(2) Produced by the Company and procured from external sources for internal consumption.

The Company had adequate supplies of raw materials during 2012, and expects to continue to have adequate supplies of raw materials in 2013.

RESEARCH AND DEVELOPMENT

The Company is engaged in a continuous program of basic and applied research to develop new products and processes, to improve and refine existing products and processes, and to develop new applications for existing products. Research and development expenses were $1,708 million in 2012, $1,646 million in 2011 and $1,660 million in 2010. At December 31, 2012, the Company employed approximately 6,800 people in various research and development activities.

PATENTS, LICENSES AND TRADEMARKS

The Company continually applies for and obtains U.S. and foreign patents and has a substantial number of pending patent applications throughout the world. At December 31, 2012, the Company owned 3,702 active U.S. patents and 15,546 active foreign patents as follows:

Patents Owned at December 31, 2012	*United States*	*Foreign*
Electronic and Functional Materials	1,002	3,440
Coatings and Infrastructure Solutions	588	3,000
Agricultural Sciences	599	2,207
Performance Materials	574	2,695
Performance Plastics	746	3,608
Feedstocks and Energy	48	227
Corporate	145	369
Total	3,702	15,546

Remaining Life of Patents Owned at December 31, 2012	*United States*	*Foreign*
Within 5 years	941	2,968
6 to 10 years	1,165	5,576
11 to 15 years	956	5,622
16 to 20 years	640	1,380
Total	3,702	15,546

Dow's primary purpose in obtaining patents is to protect the results of its research for use in operations and licensing. Dow is also party to a substantial number of patent licenses and other technology agreements. The Company had revenue related to patent and technology royalties totaling $448 million in 2012, $437 million in 2011 and $191 million in 2010. The Company incurred royalties to others of $185 million in 2012, $114 million in 2011 and $111 million in 2010. Dow also has a substantial number of trademarks and trademark registrations in the United States and in other countries, including the "Dow in Diamond" trademark. Although the Company considers that its patents, licenses and trademarks in the aggregate constitute a valuable asset, it does not regard its business as being materially dependent on any single or group of related patents, licenses or trademarks.

PRINCIPAL PARTLY OWNED COMPANIES

Dow's principal nonconsolidated affiliates at December 31, 2012, including direct or indirect ownership interest for each, are listed below:

- Dow Corning Corporation - 50 percent - a U.S. company that manufactures silicone and silicone products.
- EQUATE Petrochemical Company K.S.C. - 42.5 percent - a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol.
- The Kuwait Olefins Company K.S.C. - 42.5 percent - a Kuwait-based company that manufactures ethylene and ethylene glycol.
- Map Ta Phut Olefins Company Limited - effective ownership is 33 percent of which the Company directly owns 20 percent and indirectly owns 13 percent through its equity interest in Siam Polyethylene Company Limited and Siam Synthetic Latex Company Limited. This Thailand-based company manufactures propylene and ethylene.
- MEGlobal - 50 percent - a company, headquartered in Dubai, United Arab Emirates, that manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins.
- Sadara Chemical Company - 35 percent - a development-stage Saudi Arabian company that will manufacture chlorine, ethylene and propylene for internal consumption and will produce and market high-value added chemical products and performance plastics.
- The SCG-Dow Group consists of Siam Polyethylene Company Limited - owned 50 percent; Siam Polystyrene Company Limited - owned 50 percent; Siam Styrene Monomer Co., Ltd. - owned 50 percent; and Siam Synthetic Latex Company Limited - owned 50 percent. These Thailand-based companies manufacture polyethylene, polystyrene, styrene and latex.
- Univation Technologies, LLC - 50 percent - a United States-based company that develops, markets and licenses the UNIPOL™ polyethylene process technology and sells related catalysts, including metallocene catalysts.

See Note 8 to the Consolidated Financial Statements for additional information regarding nonconsolidated affiliates.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

In 2012, the Company derived 68 percent of its sales and had 49 percent of its property investment outside the United States. While the Company's international operations may be subject to a number of additional risks, such as changes in currency exchange rates, the Company does not regard its foreign operations, on the whole, as carrying any greater risk than its operations in the United States. Information on sales and long-lived assets by geographic area for each of the last three years appears in Note 24 to the Consolidated Financial Statements, and discussions of the Company's risk management program for foreign exchange and interest rate risk management appear in Part I, Item 1A. Risk Factors; Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk; and Note 10 to the Consolidated Financial Statements.

PROTECTION OF THE ENVIRONMENT

Matters pertaining to the environment are discussed in Part I, Item 1A. Risk Factors; Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; and Notes 1 and 14 to the Consolidated Financial Statements. In addition, detailed information on Dow's performance regarding environmental matters and goals can be found online on Dow's Sustainability webpage at *www.dow.com*. The Company's website and its content are not deemed incorporated by reference into this report.

EMPLOYEES

As of December 31, 2012, the Company employed approximately 54,000 people on a full-time basis, with approximately 50 percent located in North America, 25 percent located in Europe, Middle East and Africa, and 25 percent located in other locations.

OTHER ACTIVITIES

Dow engages in the property and casualty insurance and reinsurance business primarily through its Liana Limited subsidiaries.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is information related to the Company's executive officers as of February 15, 2013.

Name - Age	*Present Position with Registrant*	*Year Elected to be an Officer*	*Other Business Experience since January 1, 2008*
William F. Banholzer, 56	Chief Technology Officer, New Business Development and Executive Vice President	2005	Dow Corporate Vice President and Chief Technology Officer 2005-2009. Present position held since 2009.
Ronald C. Edmonds, 55	Vice President and Controller	2009	Business Finance Vice President for Performance Plastics and Chemicals and Market Facing Businesses 2007 to June 2009. Vice President and Assistant Controller July 2009 to November 2009. Present position held since November 2009.
James Fitterling, 51	Executive Vice President, Feedstocks, Performance Plastics, Asia and Latin America	2010	President Basic Plastics 2007-2009. Vice President Corporate Development 2009 to August 2010. Dow Executive Vice President and President, Plastics and Hydrocarbons August 2010 to September 2011. Executive Vice President and President, Feedstocks & Energy and Corporate Development September 2011 to September 2012. Present position held since September 2012.
Gregory M. Freiwald, 59	Chief Human Resources Officer, Aviation, Corporate Affairs, and Executive Vice President	2008	Senior Vice President, Human Resources and Corporate Affairs 2008-2009. Present position held since 2009.
Heinz Haller, 57	Chief Commercial Officer, President of Dow Europe, Middle East and Africa, and Executive Vice President	2006	Executive Vice President, Performance Plastics and Chemicals 2007-2009. Executive Vice President, Health, Agriculture and Infrastructure Group February 2009 to May 2009. Executive Vice President, Performance Systems May 2009 to August 2010. Executive Vice President and Chief Commercial Officer August 2010 to September 2012. Present position held since September 2012.
Joe E. Harlan, 53	Executive Vice President, Chemicals, Energy and Performance Materials	2011	Executive Vice President of Electro and Communications Business, 3M Company 2004-2009. Executive Vice President of Consumer & Office Business, 3M Company 2009-August 2011. Executive Vice President, Performance Materials September 2011 to September 2012. Present position held since September 2012.
Charles J. Kalil, 61	General Counsel, Corporate Secretary, and Executive Vice President	2004	Senior Vice President and General Counsel 2007-2008. Executive Vice President and General Counsel 2008 to date. Corporate Secretary 2005 to date.
David E. Kepler, 60	Chief Sustainability Officer, Chief Information Officer, Business Services and Executive Vice President	2000	Chief Information Officer 1998 to date. Corporate Vice President with responsibility for eBusiness 2000 to date. Responsibility for Advanced Electronic Materials 2002-2003. Responsibility for Business Services 2004 to date. Senior Vice President with added responsibility for Environment, Health & Safety 2006 to 2008. Chief Sustainability Officer 2007 to date. Executive Vice President 2008 to date.
Andrew N. Liveris, 58	President, Chief Executive Officer and Chairman of the Board	2003	President and Chief Executive Officer 2004 to date and Chairman 2006 to date.
Fernando Ruiz, 57	Corporate Vice President and Treasurer	2001	Corporate Vice President and Treasurer 2001 to date.
Howard I. Ungerleider, 44	Executive Vice President, Advanced Materials	2011	North American Commercial Vice President, Basic Plastics 2006-2008. Vice President, Investor Relations 2008 to March 2011. Senior Vice President and President, Performance Plastics March 2011 to September 2012. Present position held since September 2012.
William H. Weideman, 58	Chief Financial Officer and Executive Vice President, Finance, Dow AgroSciences, and Corporate Strategic Development	2006	Vice President and Controller 2006 to November 2009. Vice President and Interim Chief Financial Officer November 2009 to March 2010. Dow Executive Vice President and Chief Financial Officer March 2010 to date. Executive Vice President of Finance, Dow AgroSciences, and Corporate Strategic Development since September 2012.
Carol A. Williams, 54	Executive Vice President and President, Manufacturing and Engineering, Supply Chain and Environmental, Health and Safety (EH&S) Operations	2007	Corporate Vice President Market Facing, Business Development and Licensing 2007-2008. Senior Vice President Basic Chemicals Division 2008 to August 2010. Senior Vice President and President, Chemicals and Energy Division August 2010 to September 2011. Executive Vice President and President, Manufacturing & Engineering September 2011 to September 2012. Present position held since September 2012.

RISK FACTORS

The factors described below represent the Company's principal risks.

Global Economic Conditions: The Company operates in a global, competitive environment which gives rise to operating and market risk exposure.
The Company sells its broad range of products and services in a competitive, global environment, and competes worldwide for sales on the basis of product quality, price, technology and customer service. Increased levels of competition could result in lower prices or lower sales volume, which could have a negative impact on the Company's results of operations.

Economic conditions around the world, and in certain industries in which the Company does business also impact sales prices and volume. As a result, market uncertainty or an economic downturn in the geographic areas or industries in which Dow sells its products could reduce demand for these products and result in decreased sales volume, which could have a negative impact on Dow's results of operations.

In addition, volatility and disruption of financial markets could limit customers' ability to obtain adequate financing to maintain operations, which could result in a decrease in sales volume and have a negative impact on Dow's results of operations. The Company's global business operations also give rise to market risk exposure related to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks, Dow enters into hedging transactions pursuant to established guidelines and policies. If Dow fails to effectively manage such risks, it could have a negative impact on the Company's results of operations.

Financial Obligations and Credit Markets: Market conditions could reduce the Company's flexibility to respond to changing business conditions or fund capital needs.
Interest and dividend payments could increase the Company's vulnerability to adverse economic conditions and reduce the Company's flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs. In addition, the economic environment could result in a contraction in the availability of credit in the marketplace and reduce sources of liquidity for the Company. This could result in higher borrowing costs.

Raw Materials: Availability of purchased feedstocks and energy, and the volatility of these costs, impact Dow's operating costs and add variability to earnings.
Purchased feedstock and energy costs account for a substantial portion of the Company's total production costs and operating expenses. The Company purchases hydrocarbon raw materials including ethane, propane, butane, naphtha and condensate as feedstocks. The Company also purchases certain monomers, primarily ethylene and propylene, to supplement internal production, as well as other raw materials. The Company purchases natural gas, mainly to generate electricity, and purchases electric power.

Feedstock and energy costs generally follow price trends in crude oil and natural gas, which are sometimes volatile. While the Company uses its feedstock flexibility and financial and physical hedging programs to help mitigate feedstock cost increases, the Company is not always able to immediately raise selling prices. Ultimately, the ability to pass on underlying cost increases is dependent on market conditions. Conversely, when feedstock and energy costs decline, selling prices generally decline as well. As a result, volatility in these costs could impact the Company's results of operations.

The Company has announced a number of investments in the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and natural gas liquids ("NGLs") from shale gas. As a result of these investments, the Company's exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane and propane feedstocks. The first project to come online was the restart of an ethylene cracker in Louisiana, which was completed at the end of December, 2012. The Company intends to also build a new on-purpose propylene facility in Freeport, Texas, with start-up expected in 2015 and a new world-scale ethylene production facility in Freeport, Texas, with start-up expected in 2017.

While the Company expects abundant and cost-advantaged supplies of NGLs in the United States to persist for the foreseeable future, if NGLs were to become significantly less advantaged than crude oil-based feedstocks, it could have a negative impact on the Company's results of operations and future investments.

Also, if the Company's key suppliers of feedstocks and energy are unable to provide the raw materials required for production, it could have a negative impact on the Company's results of operations.

Supply/Demand Balance: Earnings generated by the Company's basic chemical and plastic products vary based in part on the balance of supply relative to demand within the industry.
The balance of supply relative to demand within the industry may be significantly impacted by the addition of new capacity, especially for basic commodities where capacity is generally added in large increments as world-scale facilities are built. This may disrupt industry balances and result in downward pressure on prices due to the increase in supply, which could negatively impact the Company's results of operations.

Litigation: The Company is party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters including product liability, governmental regulation and other actions.
Certain of the claims and lawsuits facing the Company purport to be class actions and seek damages in very large amounts. All such claims are contested. With the exception of the possible effect of the asbestos-related liability of Union Carbide Corporation ("Union Carbide"), described below, it is the opinion of the Company's management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on the Company's consolidated financial statements.

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. At December 31, 2012, Union Carbide's asbestos-related liability for pending and future claims was $602 million ($668 million at December 31, 2011) and its receivable for insurance recoveries related to the asbestos liability was $25 million ($40 million at December 31, 2011). At December 31, 2012, Union Carbide also had receivables of $154 million ($178 million at December 31, 2011) for insurance recoveries for defense and resolution costs. It is the opinion of the Company's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact the Company's financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.
The Company is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. At December 31, 2012, the Company had accrued obligations of $754 million ($733 million at December 31, 2011) for probable environmental remediation and restoration costs, including $69 million ($69 million at December 31, 2011) for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt the Company's operations, or require modifications to its facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Chemical Safety: Increased concerns regarding the safe use of chemicals in commerce and their potential impact on the environment have resulted in more restrictive regulations from local, state and federal governments and could lead to new regulations.
Concerns regarding the safe use of chemicals in commerce and their potential impact on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing and continued pressure for more stringent regulatory intervention. These concerns could also influence public perceptions, the viability of the Company's products, the Company's reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on the Company's results of operations.

Local, state and federal governments continue to propose new regulations related to the security of chemical plant locations and the transportation of hazardous chemicals, which could result in higher operating costs.

Operational Event: A significant operational event could negatively impact the Company's results of operations.
As a diversified chemical manufacturing company, the Company's operations, the transportation of products, cyber attacks, or severe weather conditions and other natural phenomena (such as drought, hurricanes, earthquakes, tsunamis, floods, etc.) could result in an unplanned event that could be significant in scale and could negatively impact operations, neighbors or the public at large, which could have a negative impact on the Company's results of operations.

Major hurricanes have caused significant disruption in Dow's operations on the U.S. Gulf Coast, logistics across the region, and the supply of certain raw materials, which had an adverse impact on volume and cost for some of Dow's products. Due to the Company's substantial presence on the U.S. Gulf Coast, similar severe weather conditions or other natural phenomena in the future could negatively affect Dow's results of operations.

Company Strategy: Implementing certain elements of the Company's strategy could negatively impact the Company's financial results.
The Company has formed joint ventures and is evaluating the formation of other joint ventures in emerging geographies to build and operate integrated, world-scale facilities. Large projects like these, as well as other proposed and existing projects of varying size in these geographies, are accompanied by uncertainty and risks including: navigating different government regulatory environments; relationships with new, local partners; project funding commitments and guarantees; war, terrorism and political instability; uninsurable risks; suppliers not performing as expected resulting in increased risk of extended project timelines; and determining raw material supply and other details regarding product movement. If the implementation of these projects is not successful, it could adversely affect the Company's financial condition, cash flows and results of operations.

Goodwill: An impairment of goodwill could negatively impact the Company's financial results.
The April 1, 2009 acquisition of Rohm and Haas Company increased the Company's goodwill by $9.7 billion. At least annually, the Company assesses goodwill for impairment. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to quantitative testing. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value with a charge against earnings. Since the Company utilizes a discounted cash flow methodology to calculate the fair value of its reporting units, continued weak demand for a specific product line or business could result in an impairment. Accordingly, any determination requiring the write-off of a significant portion of goodwill could negatively impact the Company's results of operations.

Pension and Other Postretirement Benefits: Increased obligations and expenses related to the Company's defined benefit pension plans and other postretirement benefit plans could negatively affect Dow's financial condition and results of operations.
The Company has defined benefit pension plans and other postretirement benefit plans (the "plans") in the United States and a number of other countries. The assets of the Company's funded plans are primarily invested in fixed income and equity securities of U.S. and foreign issuers. Changes in the market value of plan assets, investment returns, discount rates, mortality rates, regulations and the rate of increase in compensation levels may affect the funded status of the Company's plans and could cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status of the plans. A significant increase in the Company's obligations or future funding requirements could have a negative impact on the Company's results of operations and cash flows for a particular period and on the Company's financial condition.

Implementation of ERP system: The Company's implementation of a new enterprise resource planning ("ERP") system may adversely affect the Company's business and results of operations or the effectiveness of internal control over financial reporting.
During the first quarter of 2011, the Company began business implementation of a new ERP system that will deliver a new generation of work processes and information systems. ERP implementations are complex and time-consuming projects that involve substantial expenditures on system software and implementation activities that take several years. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. The staging of implementation allows a gradual build of risk in terms of business impact. If the Company does not effectively implement the ERP system as planned or if the system does not operate as intended, it could adversely affect financial reporting systems, the Company's ability to produce financial reports, and/or the effectiveness of internal control over financial reporting.

UNRESOLVED STAFF COMMENTS

None.

PROPERTIES

The Company operates 188 manufacturing sites in 36 countries. Properties of Dow include facilities which, in the opinion of management, are suitable and adequate for the manufacture and distribution of Dow's products. During 2012, the Company's production facilities and plants operated at 81 percent of capacity. The Company's major production sites, including consolidated variable interest entities, are as follows:

	Segment using manufacturing facility					
Location	*Electronic and Functional Materials*	*Coatings and Infrastructure Solutions*	*Agricultural Sciences*	*Performance Materials*	*Performance Plastics*	*Feedstocks and Energy*
United States:						
Plaquemine, Louisiana	x	x		x	x	x
Hahnville (St. Charles), Louisiana	x	x		x	x	x
Louisville, Kentucky		x		x	x	
Midland, Michigan	x	x	x	x	x	x
Freeport, Texas	x		x	x	x	x
Seadrift, Texas				x	x	x
Texas City, Texas		x		x		x
Deer Park, Texas	x	x				
Canada:						
Fort Saskatchewan, Alberta					x	x
Joffre, Alberta						x
Germany:						
Boehlen		x				x
Bomlitz				x		
Leuna					x	
Schkopau	x	x		x	x	x
Stade	x		x	x		x
Terneuzen, The Netherlands				x	x	x
Tarragona, Spain				x	x	x
Bahia Blanca, Argentina					x	x
Aratu, Brazil				x		
Map Ta Phut, Thailand	x	x		x	x	

Including the major production sites, the Company has plants and holdings in the following geographic areas:

United States:	58 manufacturing locations in 22 states.
Canada:	5 manufacturing locations in 3 provinces.
Europe, Middle East and Africa:	53 manufacturing locations in 18 countries.
Latin America:	30 manufacturing locations in 5 countries.
Asia Pacific:	42 manufacturing locations in 11 countries.

All of Dow's plants are owned or leased, subject to certain easements of other persons which, in the opinion of management, do not substantially interfere with the continued use of such properties or materially affect their value.

A summary of properties, classified by type, is provided in Note 7 to the Consolidated Financial Statements. Additional information regarding leased properties can be found in Note 18 to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

For additional information, see Part II, Item 7. Other Matters, Asbestos-Related Matters of Union Carbide Corporation in Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 14 to the Consolidated Financial Statements.

Environmental Matters

Following a 2008 Risk Management Program ("RMP") inspection by the Environmental Protection Agency ("EPA") at the Company's Freeport, Texas manufacturing facility, the EPA determined that the facility had two deficiencies in its then-applicable RMP Plan. Although EPA Region Six officials have confirmed that all corrective actions were made within a reasonable period of time, the EPA is seeking to collect an administrative penalty slightly in excess of $100,000.

Dow Benelux B.V., a Netherlands-based wholly owned subsidiary of the Company, received a summons dated July 20, 2012 from the Public Prosecutor in The Netherlands to appear before the criminal section of the District Court in Breda, The Netherlands on January 23, 2013. The allegations contained in the summons relate to seven process safety incidents and environmental spills that occurred between 2005 and 2008 at Dow Benelux B.V.'s Terneuzen manufacturing facility. The Public Prosecutor alleges that each of the incidents constitutes a violation of certain Netherlands safety procedures and environmental regulations, notably Section 5 of the Major Accidents Decree 1999 and/or Section 18.18 of the Environmental Act. In addition, five of the incidents allegedly also constitute a violation of Section 173a of the Dutch Criminal Code. If convicted, Dow Benelux B.V. may face sanctions including fines in excess of $100,000 for some of the violations. By letter of December 21, 2012, the Public Prosecutor has canceled the court hearing of January 23, 2013, and has indicated that a new date for a court hearing will be communicated in due course.

MINE SAFETY DISCLOSURES

Not applicable.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for the Company's common stock is the New York Stock Exchange, traded under the symbol "DOW."

Quarterly market and dividend information can be found in Quarterly Statistics at the end of Part II, Item 8. Financial Statements and Supplementary Data.

At December 31, 2012, there were 74,786 registered common stockholders. The Company estimates that there were an additional 503,671 stockholders whose shares were held in nominee names at December 31, 2012. At January 31, 2013, there were 74,426 registered common stockholders.

On December 13, 2012, the Board of Directors declared a quarterly dividend of $0.32 per share, payable December 31, 2012, to stockholders of record on December 24, 2012. On February 13, 2013, the Board of Directors declared a quarterly dividend of $0.32 per share, payable April 30, 2013, to stockholders of record on March 28, 2013. Since 1912, the Company has paid a cash dividend every quarter and, in each instance prior to February 12, 2009, had maintained or increased the amount of the dividend, adjusted for stock splits. During this 101-year period, Dow has increased the amount of the quarterly dividend 49 times (approximately 12 percent of the time), reduced the dividend once and maintained the amount of the quarterly dividend approximately 88 percent of the time. The dividend was reduced in February 2009, for the first time since 1912, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. The Company declared dividends of $1.21 per share in 2012, $0.90 per share in 2011 and $0.60 per share in 2010.

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

There were no purchases of the Company's common stock by the Company during the three months ended December 31, 2012.

On February 13, 2013, the Board of Directors approved a share buy-back program, authorizing up to $1.5 billion to be spent on the repurchase of the Company's common stock over a period of time.

The Dow Chemical Company and Subsidiaries

PART II, Item 6. Selected Financial Data.

In millions, except as noted *(Unaudited)*	*2012*	*2011*	*2010*	*2009*	*2008*
Summary of Operations (1)					
Net sales	$ 56,786	$ 59,985	$ 53,674	$ 44,875	$ 57,361
Net income from continuing operations	1,100	2,784	2,321	566	626
Per share of common stock (in dollars):					
Net income from continuing operations per common share - basic	0.71	2.06	1.75	0.22	0.59
Net income from continuing operations per common share - diluted	0.70	2.05	1.72	0.22	0.59
Cash dividends declared per share of common stock	1.21	0.90	0.60	0.60	1.68
Book value per share of common stock	17.73	19.28	19.23	18.42	14.62
Year-end Financial Position					
Total assets	$ 69,605	$ 69,224	$ 69,588	$ 66,018	$ 45,474
Long-term debt	19,919	18,310	20,605	19,152	8,042
Financial Ratios					
Research and development expenses as percent of net sales	3.0%	2.7%	3.1%	3.3%	2.3%
Income from continuing operations before income taxes as percent of net sales	2.9%	6.0%	5.2%	1.0%	2.2%
Return on stockholders' equity	5.0%	13.1%	11.0%	2.0%	4.3%
Debt as a percent of total capitalization	48.8%	48.0%	51.3%	51.4%	45.7%

(1) Adjusted to report sale of the Calcium Chloride business in 2009 as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ABOUT DOW

Dow combines the power of science and technology to passionately innovate what is essential to human progress. The Company connects chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, renewable energy generation and conservation, and increasing agricultural productivity. Dow's diversified industry-leading portfolio of specialty chemicals, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2012, Dow had annual sales of $56.8 billion and employed approximately 54,000 people worldwide. The Company's more than 5,000 products are manufactured at 188 sites in 36 countries across the globe. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics, and Feedstocks and Energy.

In 2012, 36 percent of the Company's sales were to customers in North America; 34 percent were in Europe, Middle East and Africa ("EMEA"); while the remaining 30 percent were to customers in Asia Pacific and Latin America.

2012 OVERVIEW

In 2012, Dow faced a challenging and volatile operating environment where changes to regional demand, a significantly weakened price environment and currency headwinds out of Europe caused macroeconomic conditions to deteriorate throughout the year. Additionally, major shifts in various industries (e.g., alternative energy) and changes in government priorities and policies around the world also presented significant headwinds.

The Company ramped up efficiencies through an intense focus on work processes and procurement activities. These efforts gained momentum throughout the year, as Dow took focused action to reduce its structural costs.

Despite macroeconomic challenges, Dow delivered against its near-term cash flow targets, paid down debt and maintained a strong liquidity position. Further, the Company maintained its commitment to increasingly reward shareholders by increasing dividends.

Net sales for 2012 were $56.8 billion, down 5 percent from $60.0 billion in 2011. Sales decreased in all operating segments, excluding Agricultural Sciences (up 13 percent), and in all geographic areas.

Price was down 3 percent compared with 2011, with currency representing more than 60 percent of the price decline. Price was also impacted by weaker demand and a decrease in feedstock and energy costs. The Company's purchased feedstock and energy costs were $2.5 billion lower than 2011, a decrease of 11 percent. Price declines were reported in all segments except Agricultural Sciences (up 3 percent).

Volume declined 2 percent due to the impact from recent divestitures[1]. Excluding this impact, volume was up 1 percent with gains in Asia Pacific and Europe, Middle East and Africa ("EMEA"). Volume in North America remained flat primarily due to the impact of shutdowns of vinyl chloride monomer manufacturing facilities, while Latin America reported a volume decline.

Dow continued its strategy of investing in science-based innovation and technology integration. Research and development ("R&D") expenses for the year were $1.7 billion, an increase of 4 percent compared with 2011. Selling, general and administrative ("SG&A") expenses were $2.9 billion, an increase of 3 percent compared with 2011. The increase in R&D and SG&A expenses was primarily due to growth initiatives in Agricultural Sciences, which reported sales and EBITDA[2] records in 2012.

In 2012, the Company recorded a pretax goodwill impairment loss of $220 million, the total amount of goodwill carried by the Dow Formulated Systems reporting unit.

The Company's Board of Directors approved two restructuring plans to optimize the Company's portfolio and to address macroeconomic uncertainties. The restructuring plans, approved in the first and fourth quarters of 2012, will accelerate the Company's structural cost reduction program and will affect approximately 3,750 positions and result in the shut down or idling of nearly 30 manufacturing facilities. These actions are necessary to manage the Company's earnings growth in volatile and challenging economic conditions. These restructuring charges totaled more than $1.3 billion in 2012.

Dow's earnings from nonconsolidated affiliates totaled $536 million in 2012, down from $1.2 billion in 2011. Dow Corning Corporation ("Dow Corning") represented the largest decline in equity earnings primarily due to ongoing weakness in the polycrystalline silicon value chain.

The Company delivered $4.1 billion of cash from operating activities in 2012 and ended the year with $4.3 billion of cash and cash equivalents. Interest expense declined $72 million from 2011 as the Company reported a $613 million reduction in gross debt in 2012.

During 2012, Dow demonstrated its clear focus on execution, implementing its stated strategy and maintaining financial flexibility despite challenging economic conditions. The year was shaped by a number of significant events and progress made on growth investments. Actions taken during 2012 included:

- The Company generated nearly $8 billion of cash flow from operations in the two-year period ended December 31, 2012, in-line with the Company's stated goal despite uncertain times.

- Dow's Board of Directors increased the dividend from $0.25 per common share to $0.32 per common share in the second quarter of 2012, a 28 percent increase. The Company declared dividends of $1.21 per share in 2012 compared with $0.90 per share in 2011, an increase of 34 percent.

- During 2012, Dow continued to take advantage of favorable shale gas dynamics in the United States and achieved a major milestone in its U.S. Gulf Coast investment strategy. The Company restarted an ethylene cracker in St. Charles, Louisiana in December - an action that is expected to reduce the Company's ethylene purchases by nearly half in the region. The Company also announced its intent to build a new, on-purpose propylene production facility and a new, world-scale ethylene production facility in Freeport, Texas.

- Dow's other major feedstock investment - Sadara Chemical Company ("Sadara"), the Company's joint venture with Saudi Arabian Oil Company in the Middle East, also remains on track. Great strides were made during 2012, as front-end engineering and design work was completed, the Product Marketing and Lifting Agreements were signed and construction was well underway by year end.

(1) The Polypropylene business was divested on September 30, 2011 and Dow Haltermann was divested during 2011.
(2) EBITDA is defined as earnings (i.e., "Net Income") before interest, taxes, depreciation and amortization. See Note 24 to the Consolidated Financial Statements for a reconciliation of EBITDA to "Income Before Income Taxes."

- The Company maintained its financial flexibility in 2012 and enhanced its investment grade ratings. In the fourth quarter of 2012, Moody's upgraded Dow's long-term and short-term debt to Baa2 and P-2 and the Company successfully issued $2.5 billion of new debt with 10- and 30-year tenor at historical low coupons. The Company also retired over $3.7 billion of higher coupon debt in 2012.

- On May 24, 2012, the International Court of Arbitration of the International Chamber of Commerce released to the parties a unanimous Partial Award in favor of the Company on both liability and damages. A three-member arbitration Tribunal found that Petrochemical Industries Company (K.S.C.) breached the Joint Venture Formation Agreement by not closing the proposed joint venture, K-Dow Petrochemicals, on January 2, 2009, and awarded the Company $2.16 billion in damages, not including pre- and post-award interest and arbitration costs.

- Dow was named by Chief Executive magazine as one of the 40 best companies for leaders and by the Hay Group as one of the best companies for leadership.

- Dow was named to the Dow Jones Sustainability World Index - the 12th time the Company has received this recognition since the index was launched.

- Dow Electronic Materials completed a bolt-on acquisition of Lightscape Materials Inc.'s specialty phosphor technology used in light emitting diode lighting applications, strengthening the business' position as the number one supplier of metalorganic precursors.

- Dow filed 1,010 priority patent applications and was granted 411 U.S. patents in 2012. This represents an increase of 31 percent in U.S. patent grants compared with 2011, and is the highest number of patents granted in more than 20 years.

- Dow Agrosciences received registration in Canada for ENLIST™ Weed Control System, achieving a key milestone; U.S. regulatory approvals are pending. In addition, POWERCORE™ Insect Trait Technology was launched in Brazil and Argentina.

- Dow Oil & Gas introduced the NEPTUNE™ Flow Assurance System, which enables subsea oil production in harsh deepwater and arctic conditions.

- Dow Performance Packaging introduced ENLIGHT™ Polyolefin Back Encapsulant Composite Films - a 2-in-1 technology serving as both a backsheet and back encapsulant layer for photovoltaic panels. The Company also launched the next generation ENLIGHT™ Polyolefin Encapsulant Films.

- Dow's Polymeric Flame Retardant received several awards in 2012 including the R&D 100 Award, the 4th Annual Michigan Green Chemistry Governor's Award and the Wall Street Journal Technology Innovation Runners-up Award.

- Dow Automotive Systems and Ford Motor Company signed a joint development agreement to research the use of advanced carbon fiber composites in high-volume vehicles.

Dow's results of operations and financial condition for the year ended December 31, 2012 are described in further detail in the following discussion and analysis.

RESULTS OF OPERATIONS

Net sales for 2012 were $56.8 billion, down 5 percent from $60.0 billion in 2011, with price down 3 percent and volume down 2 percent. Price was unfavorably impacted by currency, which contributed to more than 60 percent of the price decrease. Price declined in all geographic areas, with the largest decrease in Asia Pacific (down 5 percent), and all operating segments except Agricultural Sciences (up 3 percent) with the most pronounced decreases in Coatings and Infrastructure Solutions and Performance Materials (both down 6 percent). The decline in volume reflected the impact of recent divestitures including: the Polypropylene business, divested on September 30, 2011, and Dow Haltermann, divested during 2011. Excluding these divestitures, volume increased 1 percent. Volume improved or remained flat in all operating segments except Feedstocks and Energy (down 3 percent) and Electronic and Functional Materials (down 1 percent), with the most pronounced increase in Agricultural Sciences (up 10 percent). Volume increased in Asia Pacific (up 3 percent) and EMEA (up 1 percent), remained unchanged in North America, and declined in Latin America (down 1 percent). See Note 5 to the Consolidated Financial Statements for additional information concerning the Company's divestitures.

Net sales for 2011 were $60.0 billion, up 12 percent from $53.7 billion in 2010, with price up 13 percent and volume down 1 percent. The increase in price was largely driven by higher feedstock costs, and was most pronounced in Feedstocks and Energy (up 27 percent), Coatings and Infrastructure Solutions (up 13 percent), Performance Materials and Performance Plastics (each up 12 percent). Double-digit price increases were reported in all geographic areas, with significant gains in EMEA (up 17 percent). The decline in volume reflected the impact of recent divestitures including: the Polypropylene business, divested on September 30, 2011; the Styron business unit ("Styron"), divested on June 17, 2010; the Powder Coatings business, divested on June 1, 2010; and a portion of the acrylic monomer and specialty latex businesses, divested on January 25, 2010. Excluding these divestitures, sales increased 18 percent, with volume up 4 percent and price up 14 percent. Volume improved in all segments except Coatings and Infrastructure Solutions (which was impacted by ongoing weak fundamentals in the construction industry), with the most pronounced increase in Agricultural Sciences (up 11 percent). Volume increased in all geographic areas, led by Latin America (up 9 percent) and Asia Pacific (up 6 percent).

Sales in the United States accounted for 32 percent of total sales in 2012 and 2011, and 33 percent of total sales in 2010. See the Sales Price and Volume tables at the end of the section titled "Segment Results" for details regarding the change in sales by operating segment and geographic area. In addition, sales and other information by operating segment and geographic area are provided in Note 24 to the Consolidated Financial Statements.

Gross margin was $9.0 billion in 2012 and 2011, and $7.9 billion in 2010. Gross margin in 2012 was flat compared with the prior year as a decline in selling prices and decreased volume was offset by a $2.5 billion decrease in purchased feedstock and energy costs and the favorable impact of currency on costs. Gross margin was also favorably impacted by the recovery of previously expensed product liability claims, with a corresponding reduction in a liability to Dow Corning, pursuant to an Insurance Allocation Agreement.

Gross margin in 2011 was positively impacted by higher selling prices, which more than offset a $4.3 billion increase in purchased feedstock and energy costs, lower operating rates, increases in other raw material costs and the unfavorable impact of currency on costs. In 2011, gross margin was reduced by $77 million in asset impairments and related costs, including environmental costs, in the Polyurethanes business (reflected in Performance Materials) and a $60 million warranty accrual adjustment related to an exited business (reflected in Coatings and Infrastructure Solutions). See Environmental Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Notes 11 and 14 to the Consolidated Financial Statements for additional information concerning these matters.

In 2010, gross margin was reduced by a $50 million labor-related litigation matter (reflected in Corporate), and $91 million in asset impairments and related costs in the Polyurethanes business, the Epoxy business and Dow Automotive Systems (reflected in Performance Materials).

Dow's global plant operating rate was 81 percent of capacity in 2012, compared with 80 percent in 2011 and 83 percent in 2010. Operating rates increased in 2012 with actions taken by management to rationalize capacity through shutdowns contributing to the improvement. In 2011, operating rates decreased from 2010 due to planned turnarounds and as the Company reduced production levels in the early part of the fourth quarter due to customer destocking.



Operating Rate
(percent)
2010
83%
2011
80%
2012
81%

Personnel count was 54,353 at December 31, 2012, up from 51,705 at December 31, 2011. Headcount increased from year-end 2011 due to growth initiatives and the inclusion of 1,946 seasonal employees in the Agricultural Sciences operating segment as part of the Company's personnel count. This increase was partially offset by decreases related to the 1Q12 and 4Q12 Restructuring programs, which are expected to be completed by December 31, 2014. Personnel count at December 31, 2011 increased from 49,505 at December 31, 2010 primarily due to the hiring of additional employees to support the Company's growth initiatives.

Research and development ("R&D") expenses were $1,708 million in 2012, compared with $1,646 million in 2011 and $1,660 million in 2010. In 2012, R&D expenses increased 4 percent from 2011, driven largely by increased spending on strategic growth initiatives in Agricultural Sciences. In 2011, R&D expenses were in line with the prior year as selected cost-reduction initiatives offset Dow's continued investment in its technology pipeline, with the most notable investments made in Agricultural Sciences, Electronic and Functional Materials, and Coatings and Infrastructure Solutions.

Selling, general and administrative ("SG&A") expenses were $2,861 million in 2012, compared with $2,788 million in 2011 and $2,609 million in 2010. SG&A expenses increased 3 percent from 2011, primarily due to increases in Agricultural Sciences due to growth initiatives. In addition, in 2012 SG&A was impacted by $21 million of implementation costs related to the Company's restructuring programs. In 2011, SG&A expenses increased 7 percent from 2010, as selling expenses increased in Electronic and Functional Materials and Agricultural Sciences to support new product launches and commercial activities.



Research and Development Expenses
($ in millions and as a Percent of Net Sales)
2010
$1,660
3.1%
2011
$1,646
2.7%
2012
$1,708
3.0%



Selling, General and Administrative Expenses
($ in millions and as a Percent of Net Sales)
2010
$2,609
4.9%
2011
$2,788
4.6%
2012
$2,861
4.8%

The following table illustrates the relative size of the primary components of total production costs and operating expenses of Dow. More information about each of these components can be found in other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes to the Consolidated Financial Statements.

Production Costs and Operating Expenses Cost components as a percent of total	*2012*	*2011*	*2010*
Hydrocarbon feedstocks and energy	**37%**	**42%**	**41%**
Salaries, wages and employee benefits	13	13	14
Maintenance	**4**	**4**	**4**
Depreciation	4	4	5
Restructuring charges	**3**	**—**	**—**
Supplies, services and other raw materials	39	37	36
Total	**100%**	**100%**	**100%**

Amortization of intangibles was $478 million in 2012, $496 million in 2011 and $509 million in 2010. See Note 9 to the Consolidated Financial Statements for additional information regarding goodwill and other intangible assets.

The Company performs annual goodwill impairment tests during the fourth quarter of the year. During the fourth quarter of 2012, the Company performed qualitative testing for 11 of the 20 reporting units carrying goodwill. The qualitative assessment indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units. The Company performed the first step of the quantitative testing for the remaining 9 reporting units. The Company utilized a discounted cash flow methodology to calculate the fair value of the reporting units. Based on the fair value analysis, management concluded that fair value exceeded carrying value for all reporting units except the Dow Formulated Systems reporting unit. Management completed the second step of the quantitative test for Dow Formulated Systems which compared the implied fair value of the reporting unit's goodwill to the carrying value. As a result of this test, the Company recorded an impairment loss of $220 million in the fourth quarter of 2012, which is included in "Goodwill impairment loss" in the consolidated statements of income and reflected in Performance Materials. The goodwill impairment loss represents the total amount of goodwill carried by the Dow Formulated Systems reporting unit.

During the fourth quarter of 2011, the Company performed qualitative testing for all reporting units carrying goodwill. As a result of this testing, no goodwill impairments were identified. During the fourth quarter of 2010, no impairment indicators related to the carrying value of goodwill were identified. See Critical Accounting Policies in Other Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 9 to the Consolidated Financial Statements for additional information regarding goodwill and the impairment tests conducted in each year.

On March 27, 2012, the Company's Board of Directors approved a restructuring plan ("1Q12 Restructuring") as part of a series of actions to optimize its portfolio, respond to changing and volatile economic conditions, particularly in Western Europe, and to advance the Company's Efficiency for Growth program, which was initiated by the Company in the second quarter of 2011. The 1Q12 Restructuring plan included the shutdown of a number of facilities and a global workforce reduction. These actions are expected to be completed primarily by December 31, 2013. As a result of the 1Q12 Restructuring activities, the Company recorded pretax restructuring charges of $357 million in the first quarter of 2012 consisting of costs associated with exit and disposal activities of $150 million, severance costs of $113 million and asset write-downs and write-offs of $94 million. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and reflected in the Company's segment results as follows: $17 million in Electronic and Functional Materials, $41 million in Coatings and Infrastructure Solutions, $186 million in Performance Materials and $113 million in Corporate. During the fourth quarter of 2012, the Company recorded a favorable adjustment to the 1Q12 Restructuring charge related to the impairment of long-lived assets and other assets of $4 million, impacting the Coatings and Infrastructure Solutions segment.

On October 23, 2012, the Company's Board of Directors approved a restructuring plan ("4Q12 Restructuring") to advance the next stage of the Company's transformation and to address macroeconomic uncertainties. The restructuring plan included the shutdown of a number of facilities, an impairment charge related to the write-down of Dow Kokam LLC's long-lived assets and a global workforce reduction. These actions are expected to be completed during the next two years. As a result of the 4Q12 Restructuring activities, the Company recorded pretax restructuring charges of $990 million in the fourth quarter of 2012 consisting of costs associated with exit or disposal activities of $39 million, severance costs of $375 million and asset write-downs and write-offs of $576 million. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and reflected in the Company's segments results as follows: $48 million in Electronic and Functional Materials, $16 million in Coatings and Infrastructure Solutions, $192 million in Performance Materials, $26 million in Performance Plastics, $7 million in Feedstocks and Energy and $701 million in Corporate.

During 2010, the Company recorded adjustments of $29 million to the 2009 restructuring charge for additional asset impairments, exit and disposal activities, and severance; and adjustments of $3 million to the 2008 restructuring charge to reduce the severance reserve. The adjustments were shown as "Restructuring charges" in the consolidated statements of income and were reflected in Electronic and Functional Materials ($8 million charge), Coatings and Infrastructure Solutions ($20 million charge) and Corporate ($2 million credit). See Note 3 to the Consolidated Financial Statements for details on the restructuring charges.

Charges totaling $31 million in 2011 and $143 million in 2010 were recorded for integration costs, legal expenses and other transaction costs related to the acquisition of Rohm and Haas. These charges were shown as "Acquisition-related integration expenses" in the consolidated statements of income and reflected in Corporate.

Following the completion of a study to review Union Carbide's asbestos claim and resolution activity in December of 2010, Union Carbide decreased its asbestos-related liability for pending and future claims (excluding future defense and processing costs) by $54 million in the fourth quarter of 2010. The reduction was shown as "Asbestos-related credit" in the consolidated statements of income and was reflected in Corporate. See Asbestos-Related Matters of Union Carbide Corporation in Other Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note 14 to the Consolidated Financial Statements for additional information.

Dow's share of the earnings of nonconsolidated affiliates in 2012 was $536 million, compared with $1,223 million in 2011 and $1,112 million in 2010. In 2012, equity earnings decreased primarily due to lower earnings at Dow Corning, MEGlobal and the SCG-Dow Group as well as equity losses from Sadara equal to the Company's share of development expenses. Equity earnings for 2012 also include a $73 million loss related to project development and other costs associated with the contribution of development costs to Sadara (reflected in Corporate).

The Company's share of equity earnings from Dow Corning decreased substantially in 2012 compared with 2011, primarily due to ongoing weakness in the silicon value chain. During 2012, Dow Corning's sales of solar-grade polycrystalline silicon products declined, driven by depressed prices and declining sales volumes that resulted from the Chinese Ministry of Commerce ("MOFCOM") antidumping and countervailing duty investigations of U.S. and Korean-based solar-grade polycrystalline silicon products. In response to these market conditions, Dow Corning recorded an impairment charge in the fourth quarter of 2012 related to the abandonment of a partially constructed polycrystalline silicon plant expansion. The Company's share of this charge was $59 million. Dow Corning also delayed the start-up of another polycrystalline plant expansion, pending market condition improvements. Furthermore, Dow Corning initiated restructuring actions in the fourth quarter of 2012, including workforce reductions and asset impairments of which Dow's share of the charge was approximately $30 million.

As a result of deteriorating market conditions, Dow Corning conducted impairment testing of its polycrystalline silicon business during the fourth quarter of 2012. The estimate of undiscounted cash flows indicated the polycrystalline silicon asset group was expected to be recovered. However, it is reasonably possible that the estimate of undiscounted cash flows used to test the recoverability of the polycrystalline silicon asset group could change in the near term, resulting in a write-down of assets to fair value. If an asset impairment is recorded at Dow Corning related to the polycrystalline silicon asset group, the potential after tax impact to Dow is estimated to be approximately $700 million.

In 2011, equity earnings increased to a new Company record as improved earnings at MEGlobal, The Kuwait Olefins Company K.S.C. and Univation Technologies, LLC more than offset declines at SCG-Dow Group, Dow Corning, Map Ta Phut Olefins Company Limited and EQUATE Petrochemical Company K.S.C. ("EQUATE"). Equity earnings for 2011 also included an $86 million gain related to cash collected on a previously impaired note receivable related to Equipolymers (reflected in Performance Plastics). See Note 8 to the Consolidated Financial Statements for additional information on nonconsolidated affiliates.


Equity in Earnings of Nonconsolidated Affiliates
(in millions)
2010
$1,112
2011
$1,223
2012
$536

Sundry income (expense) - net includes a variety of income and expense items such as the gain or loss on foreign currency exchange, dividends from investments, and gains and losses on sales of investments and assets. Sundry income (expense) - net for 2012 was net expense of $27 million, compared with net expense of $316 million in 2011 and net income of $125 million in 2010. In 2012, sundry income (expense) - net included $123 million of losses on the early extinguishment of debt (reflected in Corporate), foreign currency exchange losses and non-income tax related expenses which were partially offset by gains related to small divestitures and asset sales and a gain related to post-closing adjustments on the sale of a contract manufacturing business (reflected in Performance Materials).

In 2011, sundry income (expense) - net included a $482 million loss on the early extinguishment of debt (reflected in Corporate), a $42 million loss on the sale of a contract manufacturing business (reflected in Performance Materials) and losses on foreign currency exchange, partially offset by a small gain on the divestiture of the Polypropylene business (reflected in Performance Plastics) and gains on other small divestitures and asset sales, $25 million of dividend income received from the Company's ownership interest in Styron (reflected in Corporate), gains from the mark-to-market of trading securities, favorable working capital adjustments from prior divestitures, and a gain from the consolidation of a joint venture.

In 2010, sundry income (expense) - net included a net $27 million gain on the Styron divestiture, reflected in Performance Materials ($20 million) and Performance Plastics ($7 million). In addition to the net gain on the Styron divestiture, sundry income (expense) - net for 2010 included net gains on several other divestitures, partially offset by a loss of $46 million related to the early extinguishment of debt and a charge of $47 million for an obligation related to a past divestiture (both reflected in Corporate). See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note 16 to the Consolidated Financial Statements for additional information on the Company's early extinguishment of debt. See Note 5 to the Consolidated Financial Statements for additional information concerning the Company's divestitures.

Net interest expense (interest expense less capitalized interest and interest income) was $1,228 million in 2012, down from $1,301 million in 2011 and $1,436 million in 2010, reflecting the impact of redemption of debt and lower debt financing costs. Interest income was $41 million in 2012, $40 million in 2011 and $37 million in 2010. Interest expense (net of capitalized interest) and amortization of debt discount totaled $1,269 million in 2012, $1,341 million in 2011 and $1,473 million in 2010. See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding debt financing activity.

The provision for income taxes was $565 million in 2012, compared with $817 million in 2011 and $481 million in 2010. The Company's effective tax rate fluctuates based on, among other factors, where income is earned, reinvestment assertions regarding earned income and the level of income relative to tax credits available. For example, as the percentage of foreign sourced income increases, the Company's effective tax rate declines. The Company's tax rate is also influenced by the level of equity earnings, since most of the earnings from the Company's equity company investments are taxed at the joint venture level.

The tax rate for 2012 was negatively impacted by a change in the geographic mix of earnings, notably a decrease in earnings in Europe and an increase in earnings in the United States, as well as reductions in equity earnings. Equity earnings were further impacted by asset impairment and restructuring charges at Dow Corning. Additionally, the Company's impairment of Dow Formulated Systems goodwill and the impairment of the long-lived assets of Dow Kokam LLC received minimal tax relief. The tax rate was favorably impacted by a change in the permanent reinvestment assertions of certain affiliates in Europe and Asia Pacific; however, this was primarily offset by unfavorable adjustments to uncertain tax positions and valuation allowances. These factors resulted in an effective tax rate of 33.9 percent for 2012.

The tax rate for 2011 was negatively impacted by a $264 million valuation allowance recorded in the fourth quarter of 2011. The valuation allowance was recorded against the deferred tax assets of two Dow entities in Brazil. As a result of the global recession in 2008-2009, coupled with rapidly deteriorating isocyanate industry conditions and increasing local costs, these two entities were in a three-year cumulative pretax operating loss position at December 31, 2011. While the Company expects to realize the tax loss carryforwards generated by these operating losses based on several factors - including forecasted margin expansion resulting from improving economic conditions, higher industry growth rates in Brazil, improving Dow operating rates, and a restructuring of legal entities to maximize the use of existing tax loss carryforwards - Dow was unable to overcome the negative evidence of recent cumulative operating losses; and at December 31, 2011, the Company could not assert it was more likely than not that it will realize its deferred tax assets in the two Brazilian entities. Accordingly, the Company established the valuation allowance against the deferred tax assets of these companies in the fourth quarter of 2011. If in the future, as a result of the Company's plans and expectations, one or both of these entities generates sufficient profitability such that the evaluation of the recoverability of the deferred tax assets changes, the valuation allowance could be reversed in whole or in part in a future period.

The tax rate for 2011 was positively impacted by a high level of equity earnings as a percentage of total earnings, earnings in foreign locations taxed at rates less than the U.S. statutory rate, the sale of a contract manufacturing business and the reorganization of a joint venture. These factors, combined with the Brazil valuation allowance, resulted in an effective tax rate of 22.7 percent for 2011.

In 2010, the effective tax rate was 17.2 percent and was positively impacted by a high level of equity earnings as a percentage of total earnings, the release of a tax valuation allowance, a tax law change, and improved financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate.

On January 2, 2013, President Obama signed into law the "American Taxpayer Relief Act of 2012." This law extends retroactively to 2012 and prospectively through 2013 certain temporary business tax provisions ("extenders") that are beneficial to Dow including the research and experimentation tax credit, the controlled foreign corporation look-through rule, bonus depreciation, and various incentives for energy efficient homes and buildings. As this tax law was enacted on January 2, 2013, the retroactive impact for 2012 will be recognized in the first quarter of 2013 tax provision. The Company estimates the extenders will have an immaterial impact on the tax provision.

Net income (loss) attributable to noncontrolling interests was a net loss of $82 million in 2012, net income of $42 million in 2011 and net income of $11 million in 2010. Net income (loss) attributable to noncontrolling interests was lower in 2012 compared with 2011, reflecting the 4Q12 Restructuring and impairment charge related to the write-down of long-lived assets as well as operating losses at Dow Kokam LLC (impacting Corporate) which more than offset improved results in the Performance Materials affiliates. Net income (loss) attributable to noncontrolling interests was higher in 2011 compared with 2010, reflecting improved results in certain affiliates, primarily in the Electronic and Functional Materials, Agricultural Sciences and Performance Materials segments. See Note 3 to the Consolidated Financial Statements for details on the Dow Kokam LLC impairment charge. See Note 19 to the Consolidated Financial Statements for additional information concerning noncontrolling interests.

Preferred stock dividends of $340 million were recognized in 2012, 2011 and 2010. These dividends related to the Company's Cumulative Convertible Perpetual Preferred Stock, Series A ("Series A"). See Note 21 to the Consolidated Financial Statements for additional information.

Net income available for common stockholders was $842 million ($0.70 per share) in 2012, compared with $2,402 million ($2.05 per share) in 2011 and $1,970 million ($1.72 per share) in 2010.


Net Income Available for Common Stockholders
(in millions)
2010
$1,970
2011
$2,402
2012
$842

The following table summarizes the impact of certain items recorded in 2012, 2011 and 2010:

Certain Items Impacting Results	*Pretax Impact* (1)			*Impact on Net Income* (2)			*Impact on EPS* (3)		
In millions, except per share amounts	*2012*	*2011*	*2010*	*2012*	*2011*	*2010*	*2012*	*2011*	*2010*
Cost of sales:									
Labor-related litigation matter	$ —	$ —	$ (50)	$ —	$ —	$ (33)	$ —	$ —	$ (0.03)
Asset impairments and related costs	—	(77)	(91)	—	(51)	(72)	—	(0.05)	(0.06)
Warranty accrual adjustment of exited business	—	(60)	—	—	(38)	—	—	(0.03)	—
Restructuring program implementation costs	(1)	—	—	(1)	—	—	—	—	—
Selling, general and administrative expenses:									
Restructuring program implementation costs	(21)	—	—	(13)	—	—	(0.01)	—	—
Goodwill impairment loss	(220)	—	—	(220)	—	—	(0.19)	—	—
Restructuring charges (4)	(1,343)	—	(26)	(951)	—	(14)	(0.82)	—	(0.02)
Acquisition-related integration expenses	—	(31)	(143)	—	(20)	(93)	—	(0.02)	(0.08)
Asbestos-related credit	—	—	54	—	—	34	—	—	0.03
Equity in earnings of nonconsolidated affiliates:									
Gain on collection of impaired note receivable	—	86	—	—	86	—	—	0.07	—
Dow Corning restructuring and asset abandonment	(89)	—	—	(82)	—	—	(0.07)	—	—
Sadara development and other costs	(73)	—	—	(70)	—	—	(0.06)	—	—
Sundry income (expense) - net:									
Gain (Loss) on divestiture of Styron	—	—	27	—	—	(56)	—	—	(0.04)
Obligation related to past divestiture	—	—	(47)	—	—	(30)	—	—	(0.03)
Gain (Loss) on sale of contract manufacturing business	8	(42)	—	8	44	—	0.01	0.04	—
Loss on early extinguishment of debt	(123)	(482)	(46)	(78)	(314)	(29)	(0.06)	(0.27)	(0.02)
Provision for income taxes:									
Tax valuation allowance	—	—	—	—	(264)	—	—	(0.23)	—
Total	$ (1,862)	$ (606)	$ (322)	$ (1,407)	$ (557)	$ (293)	$ (1.20)	$ (0.49)	$ (0.25)

(1) Impact on "Income Before Income Taxes."
(2) Impact on "Net Income Available for The Dow Chemical Company Common Stockholders."
(3) Impact on "Earnings per common share - diluted."
(4) "Restructuring charges" includes $304 million of asset impairments and severance costs related to Dow Kokam LLC which, at the time of the charge, was owned 63.6 percent by Dow. The Dow Kokam restructuring impact on "Net Income Available for The Dow Chemical Company Common Stockholders" is reduced by a $7 million "Credit for income taxes" and $108 million of "Net loss attributable to noncontrolling interests." The Company's share of the Dow Kokam charge, after tax and noncontrolling interests, is $189 million.

SEGMENT RESULTS

The Company uses EBITDA (which Dow defines as earnings (i.e., "Net Income") before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses, except depreciation and amortization; items that principally apply to the Company as a whole are assigned to Corporate. Additional information regarding the Company's operating segments and a reconciliation of EBITDA to "Income Before Income Taxes" can be found in Note 24 to the Consolidated Financial Statements.

Due to the completion of several divestitures (see Note 5 to the Consolidated Financial Statements), the change in sales volume from 2011 and 2010 excluding divestitures is also provided by operating segment, where applicable. Sales excluding divestitures exclude the sales of the Polypropylene business, divested on September 30, 2011; sales of Dow Haltermann, divested during 2011; sales of Styron, divested on June 17, 2010; sales of the Powder Coatings business, divested on June 1, 2010; and sales of a portion of the acrylic monomer and specialty latex businesses, divested on January 25, 2010.

During September 2012, the Company announced it was eliminating its business division structure and moving to a global business president structure. This organizational change did not result in a modification to the Company's operating segments in 2012.

ELECTRONIC AND FUNCTIONAL MATERIALS

The Electronic and Functional Materials segment consists of two businesses – Dow Electronic Materials and Functional Materials – and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company. Dow Electronic Materials includes Display Technologies, Growth Technologies, Interconnect Technologies and Semiconductor Technologies. Functional Materials includes Dow Consumer and Industrial Solutions, Dow Microbial Control and Dow Wolff Cellulosics.

Electronic and Functional Materials In millions	*2012*	*2011*	*2010*
Sales	$ 4,481	$ 4,599	$ 4,203
Price change from comparative period	(2)%	6%	—%
Volume change from comparative period	(1)%	3%	20%
Equity earnings	$ 94	$ 104	$ 106
EBITDA	$ 958	$ 1,084	$ 1,052
Certain items impacting EBITDA	$ (73)	$ —	$ (8)

2012 Versus 2011

Electronic and Functional Materials sales were $4,481 million for 2012, down from $4,599 million in 2011. Sales decreased 3 percent from 2011, with price down 2 percent (with more than one-half of the price decline due to currency) and volume down 1 percent. Price decreased in most geographic areas and across most major business units in response to decreasing raw material costs. Volume declined as increased demand for chemical mechanical planarization pads and slurries in Asia Pacific was more than offset by weaker demand for specialty polymers used in home and personal care applications and specialty cellulosics used in food and pharmaceutical applications, notably in North America. EBITDA for 2012 was $958 million, down from $1,084 million in 2011. EBITDA decreased from last year as lower selling prices and higher operating costs associated with planned maintenance turnarounds more than offset lower raw material costs and lower SG&A expenses. EBITDA for 2012 was negatively impacted by $65 million of restructuring charges. The 1Q12 Restructuring program included a $17 million charge related to the write-off of a capital project. The 4Q12 Restructuring program included a $48 million charge related to asset write-downs and write-offs and contract cancellation fees. In addition, EBITDA for 2012 included an $8 million charge related to Dow Corning's restructuring and asset abandonment. See Notes 3 and 8 to the Consolidated Financial Statements for additional information on these charges.

Dow Electronic Materials sales in 2012 were down 3 percent from 2011, with price down 2 percent and volume down 1 percent. Price decreased in all geographic areas driven by continued competitive pricing pressure, especially in Asia Pacific. Volume declines in North America and Asia Pacific more than offset improvements in EMEA and Latin America. Volume declined in Display Technologies primarily due to lower demand for optical filters used in televisions and other displays. Volume decreased in Interconnect Technologies due to lower demand for printed circuit boards used in personal computers. Semiconductor foundry utilization rates held steady across the industry in 2012 and higher demand for chemical mechanical planarization pads and slurries drove volume growth in the Semiconductor Technologies business unit.

Functional Materials sales in 2012 were down 2 percent from 2011, entirely related to the unfavorable impact of currency on price. Price decreased in most geographic areas, especially in EMEA. Volume was flat as higher industrial demand for specialty amines and polymers was offset by lower demand for home and personal care products and lower demand for cellulosics used in food and pharmaceutical applications.

On July 20, 2012, the Chinese Ministry of Commerce ("MOFCOM") initiated antidumping and countervailing duty investigations of imports of solar-grade polycrystalline silicon products from the United States and Korea based on a petition filed by Chinese solar-grade polycrystalline silicon producers. The petition alleges that producers within these countries exported solar-grade polycrystalline silicon to China at less than fair value, and that production of solar-grade polycrystalline silicon in the United States has been subsidized by the U.S. government. If the Chinese authorities find dumping or subsidization, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the United States. Dow Corning, as a provider of solar-grade polycrystalline silicon product, is cooperating with MOFCOM in the investigation and is vigorously contesting the allegations. The outcome of this matter is uncertain. However, it is reasonably possible that the estimate of undiscounted cash flows used to test the recoverability of the polycrystalline silicon asset group could change in the near term, resulting in a write-down of assets to fair value. If an asset impairment is recorded at Dow Corning related to the polycrystalline silicon asset group, the potential after tax impact to Dow is estimated to be approximately $700 million.

2011 Versus 2010

Electronic and Functional Materials sales were $4,599 million for 2011, up from $4,203 million in 2010. Sales increased 9 percent, with price up 6 percent (with approximately one-third of the increase due to currency) and volume up 3 percent. Price increased in all geographic areas and most major business units in response to increasing raw material costs. Volume increased across all geographic areas, except EMEA, driven by higher demand for consumer electronics, specialty polymers and specialty cellulosics used in food and pharmaceutical applications that more than offset lower demand for home and personal care products. EBITDA for 2011 was $1,084 million, up from $1,052 million in 2010. EBITDA improved from 2010 as price increases and volume growth more than offset higher raw material costs, higher SG&A expenses, increased investment in growth initiatives and slightly lower equity earnings from Dow Corning. EBITDA in 2010 was negatively impacted by an $8 million adjustment to the 2009 restructuring charge related to the closure of a small manufacturing facility.

Dow Electronic Materials sales in 2011 were up 9 percent from 2010, driven by higher volume, especially in Asia Pacific and EMEA, primarily due to higher demand for materials used in the production of organic light emitting diodes and other materials used in flat panel and mobile displays. While semiconductor foundry utilization rates across the industry decreased in 2011, reducing the demand for chemical mechanical planarization pads ("CMP"), demand for metal organic products and polishing CMP slurries increased. Demand for advanced photoresists and advanced chip packaging used in personal computer memory applications and circuit boards also increased.

Functional Materials sales in 2011 were up 10 percent from 2010, as price increases more than offset a slight decline in volume. Price increased in all geographic areas and all major businesses driven by higher raw material costs. Volume was down slightly as a result of lower demand for home and personal care products (primarily in EMEA), more than offsetting increased global demand for specialty polymers and cellulosics used in food and pharmaceutical applications.

Electronic and Functional Materials Outlook for 2013

Electronic and Functional Materials sales are expected to increase in 2013 due to gradual global economic recovery and continued demand growth in the electronics and home and personal care applications, especially in emerging geographies. Equity earnings from Dow Corning are expected to be lower in 2013, as challenges in the polysilicon industry continue to compress margins.

Dow Electronic Materials sales volume is expected to increase, driven by higher demand in mobile electronics, especially tablets and smartphones, and by new product launches including advanced photoresists and advanced chip packaging used in personal computer memory applications and circuit boards.

Functional Materials sales are expected to increase, especially in emerging geographies, due to higher demand for specialty biocides used in personal care, cosmetics applications and cellulosics used in food and pharmaceutical applications.

COATINGS AND INFRASTRUCTURE SOLUTIONS

The Coatings and Infrastructure Solutions segment consists of the following businesses: Dow Building and Construction, Dow Coating Materials, Dow Water and Process Solutions, and Performance Monomers; and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company.

Coatings and Infrastructure Solutions In millions	*2012*	*2011*	*2010*
Sales	$ 6,898	$ 7,200	$ 6,596
Price change from comparative period	(6)%	13 %	9 %
Volume change from comparative period	2 %	(4)%	(3)%
Volume change, excluding divestitures	2 %	(1)%	7 %
Equity earnings	$ 50	$ 321	$ 343
EBITDA	$ 823	$ 1,167	$ 1,230
Certain items impacting EBITDA	$ (134)	$ (60)	$ (20)

2012 Versus 2011

Coatings and Infrastructure Solutions sales were $6,898 million in 2012, down from $7,200 million in 2011. Sales decreased 4 percent with price declining 6 percent (with approximately one-third of the price decrease due to currency) and volume improving 2 percent. The decrease in price was across all geographic areas and across most businesses, driven in response to lower feedstock and energy and other raw material costs. Dow Coating Materials volume increased due to higher demand for industrial coatings. Despite market share gains achieved through technology innovations in paper coatings and in traffic paint, notably EVOQUE™, volume for architectural coatings declined slightly, driven by continued weak end-use market conditions, especially for residential construction in EMEA. Dow Water and Process Solutions volume was flat as higher demand for reverse osmosis membranes used in water desalination projects and for ion exchange resins used in ultrapure water applications was offset by weaker demand for ion exchange resins used in large industrial water projects. Dow Building and Construction volume declined due to price/volume optimization in North America and slower construction activity in EMEA, which more than offset volume gains in Asia Pacific. Performance Monomers volume increased in all geographic areas, especially in Asia Pacific, driven by favorable supply/demand conditions in Japan due to a competitor plant outage.

EBITDA for 2012 was $823 million, down from $1,167 million in 2011. Compared with last year, lower selling prices and lower equity earnings from Dow Corning more than offset higher sales volumes, lower feedstock and energy costs and the favorable impact of currency on costs. EBITDA for 2012 was negatively impacted by restructuring charges of $53 million. The 1Q12 Restructuring plan included $37 million of restructuring charges, consisting of asset write-downs and write-offs of $33 million and costs associated with exit or disposal activities of $4 million. The 4Q12 Restructuring plan included $16 million for asset write-downs and write-offs. In addition, EBITDA for 2012 included an $81 million charge related to Dow Corning's restructuring and asset abandonment. See Notes 3 and 8 to the Consolidated Financial Statements for additional information on these charges.

On July 20, 2012, the Chinese Ministry of Commerce ("MOFCOM") initiated antidumping and countervailing duty investigations of imports of solar-grade polycrystalline silicon products from the United States and Korea based on a petition filed by Chinese solar-grade polycrystalline silicon producers. The petition alleges that producers within these countries exported solar-grade polycrystalline silicon to China at less than fair value, and that production of solar-grade polycrystalline silicon in the United States has been subsidized by the U.S. government. If the Chinese authorities find dumping or subsidization, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the United States. Dow Corning, as a provider of solar-grade polycrystalline silicon product, is cooperating with MOFCOM in the investigation and is vigorously contesting the allegations. The outcome of this matter is uncertain. However, it is reasonably possible that the estimate of undiscounted cash flows used to test the recoverability of the polycrystalline silicon asset group could change in the near term, resulting in a write-down of assets to fair value. If an asset impairment is recorded at Dow Corning related to the polycrystalline silicon asset group, the potential after tax impact to Dow is estimated to be approximately $700 million.

2011 Versus 2010

Coatings and Infrastructure Solutions sales were $7,200 million in 2011, up from $6,596 million in 2010. Sales increased 9 percent with price improving 13 percent and volume decreasing 4 percent. The increase in price was broad-based, with double-digit gains across all geographic areas, more than offsetting higher feedstock and other raw material costs. Volume was lower primarily due to the June 1, 2010 divestiture of the Powder Coatings business and the Federal Trade Commission required divestiture of certain acrylic monomer and specialty latex assets on January 25, 2010. Excluding these divestitures, volume was down 1 percent compared with 2010. Dow Building and Construction sales were higher as prices increased in response to rising raw material costs. Volume improved slightly as higher demand for construction materials in Latin America and Asia Pacific was offset by continued weak demand in the North American housing and construction industries. Dow Coating Materials sales increased due to higher prices which more than offset a decrease in volume due to lower demand for architectural and industrial coatings driven by weak residential construction conditions, and lower home improvement spending in North America and Europe. Dow Water and Process Solutions sales were higher across all geographic areas, especially in EMEA and Asia Pacific (most notably in Greater China), driven by increased demand for ion exchange resins and reverse osmosis membranes used in industrial water purification projects. Performance Monomers sales increased due to higher prices, with double-digit increases across all geographic areas and products. Volume decreased in all geographic areas except Asia Pacific, as the business shed low margin contracts to free up capacity for internal supply.

EBITDA for 2011 was $1,167 million, down from $1,230 million in 2010. EBITDA was negatively impacted in 2011 by a $60 million charge for a warranty accrual adjustment related to an exited business. Results in 2010 were negatively impacted by $15 million in adjustments to the 2009 restructuring plan and $5 million in restructuring charges related to the divestiture of the specialty latex assets. Compared with 2010, higher selling prices were offset by higher feedstock and other raw material costs, lower volume, increased investment in DOW POWERHOUSE™ solar shingle, slightly lower equity earnings from Dow Corning, and the absence of earnings from divested businesses.

Coatings and Infrastructure Solutions Outlook for 2013

Coatings and Infrastructure Solutions sales are expected to grow modestly in 2013. Volume growth is expected in Dow Coating Materials, driven by higher demand for architectural coatings due to a modestly improved housing industry in the United States and China, and by accelerating technology innovation projects mainly in improved hiding capabilities and lower odor in paint. Demand is also expected to increase for industrial coatings driven by global economic conditions. Dow Building and Construction sales are expected to grow driven by higher demand in insulation products in North America due to continued recovery of residential construction and in Asia Pacific, most notably Japan, where higher energy efficiency standards are being implemented, partially offset by declines in EMEA which continues to be impacted by macroeconomic concerns. Dow Water and Process Solutions sales are expected to increase due to higher demand for ion exchange resins used in ultrapure water applications and reverse osmosis membranes used in industrial water desalination projects. Performance Monomers sales are also expected to increase driven by improved end-market conditions, especially in coatings and adhesives. Equity earnings from Dow Corning are expected to be lower in 2013, as challenges in the polysilicon industry continue to compress margins.

AGRICULTURAL SCIENCES

The Agricultural Sciences segment is a global leader in providing crop protection and plant biotechnology products, urban pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service. Agricultural Sciences consists of two businesses - Crop Protection and Seeds, Traits and Oils.

Agricultural Sciences In millions	*2012*	*2011*	*2010*
Sales	$ 6,382	$ 5,655	$ 4,869
Price change from comparative period	3%	5%	(4)%
Volume change from comparative period	10%	11%	11 %
Equity earnings	$ 1	$ 4	$ 2
EBITDA	$ 977	$ 913	$ 640
Certain items impacting EBITDA	$ —	$ —	$ —

2012 Versus 2011

Agricultural Sciences sales were a record $6,382 million in 2012, up 13 percent from $5,655 million in 2011. Compared with 2011, volume increased 10 percent and price was up 3 percent. Regionally, North America reported 27 percent sales growth while Latin America and Asia Pacific also reported strong increases. Seeds, Traits and Oils and Crop Protection set new annual sales records as new product launches and continued ramp up of new technologies fueled growth. Sales of Seeds, Traits and Oils increased 27 percent compared with 2011 driven by strong growth in the corn, soybean and healthy oils portfolios. SmartStax® technology sales more than doubled from 2011 performance, driven by the 2012 introduction of POWERCORE™ Insect Trait Technology in Latin America and REFUGE ADVANCED™ in North America. Crop Protection sales increased 10 percent, with volume up 8 percent and price up 2 percent. New Crop Protection product sales were up 19 percent compared with the year ago period.with spinetoram insecticide up 50 percent and double-digit growth in aminopyralid herbicide and pyroxsulam herbicide.

EBITDA for 2012 was a record $977 million, compared with $913 million in 2011. EBITDA increased as sales volume growth in Seeds, Traits and Oils and Crop Protection combined with selling price increases more than offset increased investment in R&D and SG&A to support continuing growth initiatives.

2011 Versus 2010

Agricultural Sciences sales were $5,655 million in 2011, up 16 percent from $4,869 million in 2010. Compared with 2010, volume increased 11 percent and price increased 5 percent, with approximately one-third of the price increase due to currency. All geographic areas reported sales growth and new sales records. Sales were particularly strong in Latin America, driven by a 22 percent increase in volume and a 9 percent increase in price. Double-digit sales growth was reported in the Crop Protection and Seeds, Traits and Oils business platforms. Seeds, Traits and Oils reported a 27 percent increase in volume, reflecting the ramp up of SmartStax® technology and continued growth in the corn, soybean and cotton seed businesses. New Crop Protection products also reported strong volume growth, up 18 percent, with pyroxsulam herbicide, penoxsulam herbicide and spinetoram insecticide all reporting double-digit growth.

EBITDA for 2011 was $913 million, compared with $640 million in 2010. EBITDA increased as strong volume gains in the Seeds, Traits and Oils business, new Crop Protection product sales, and price increases more than offset the negative impact of currency on costs and increased investment in R&D and SG&A to support growth initiatives.

Agricultural Sciences Outlook for 2013

Agricultural Sciences sales for 2013 are expected to grow above the levels achieved in 2012. A continuation of 2012 industry momentum is anticipated as strong global demand for agricultural products and favorable crop commodity prices coupled with sustained higher levels of farmer profitability fuel optimism for 2013. The Seeds,Traits and Oils business is expected to continue to benefit from SmartStax® technology with strong corn portfolio sales growth forecast for the Americas and healthy customer demand for cotton, soybean and healthy oils. The Crop Protection business is expected to experience continued growth from sulfoxaflor insecticide, pyroxsulam herbicide, spinetoram insecticide, penoxsulam herbicide, and aminopyralid herbicide. Investments in technology, capacity and geographic reach in the Seeds, Traits and Oils business remain a priority.

PERFORMANCE MATERIALS

The Performance Materials segment consists of the following businesses: Amines; Chlorinated Organics; Dow Automotive Systems; Dow Formulated Systems; Dow Oil and Gas; Dow Plastic Additives; Epoxy; Oxygenated Solvents; Polyglycols, Surfactants and Fluids; Polyurethanes; and Propylene Oxide/Propylene Glycol ("PO/PG"). The segment also includes the results of Map Ta Phut Olefins Company Limited and a portion of the results of Sadara Chemical Company, both joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Performance Materials segment included Emulsion Polymers (styrene-butadiene latex); Synthetic Rubber; and certain products from Dow Automotive Systems, all of which were reported in the Performance Materials segment through the date of the divestiture. See Note 5 to the Consolidated Financial Statements for additional information on this divestiture.

The segment included Dow Haltermann until it was fully divested at December 31, 2011.

Performance Materials In millions	*2012*	*2011*	*2010*
Sales	$ 13,608	$ 14,647	$ 13,957
Price change from comparative period	(6)%	12 %	12%
Volume change from comparative period	(1)%	(7)%	5%
Volume change, excluding divestitures	— %	1 %	15%
Equity earnings (loss)	$ (92)	$ (31)	$ 16
EBITDA	$ 1,036	$ 1,748	$ 1,714
Certain items impacting EBITDA	$ (590)	$ (119)	$ (71)

2012 Versus 2011

Performance Materials sales were $13,608 million in 2012, down 7 percent from $14,647 million in 2011. Compared with 2011, price declined 6 percent with approximately 40 percent of the decline due to the unfavorable impact of currency. Lower feedstock and energy and other raw material costs drove price decreases across all geographic areas and most businesses. Amines, Epoxy and PO/PG experienced double-digit price decreases due to lower feedstock and energy and other raw material costs as well as excess industry inventories. Polyglycols, Surfactants and Fluids reported slight price increases led by favorable pricing in North America. Volume for 2012 was down 1 percent compared with 2011, reflecting the sale of Dow Haltermann in

2011. Excluding the impact of this divestiture, volume was flat as a decline in Latin America, due to the shutdown of the toluene diisocyanate manufacturing facility in Brazil, offset modest volume increases in other geographic areas. Amines reported volume growth of 8 percent due to increased sales of herbicides in the agricultural industry, as well as increased industry demand in laundry detergents, fabric softeners and industrial applications for the oil and gas industry. Strong volume growth was reported by PO/PG, driven primarily by the addition of new Propylene Oxide capacity in Asia Pacific in 2011. Dow Oil and Gas volume was higher in all geographic areas, except Asia Pacific, due to strong demand fundamentals in the exploration and production and refining and processing industries. These volume gains were offset by volume declines in Dow Automotive Systems, where demand softened in Latin America and Europe, as well as Polyurethanes where volume was down across all geographic areas except North America. Epoxy also reported lower volume across all geographic areas, except Latin America, due to soft demand and extended planned maintenance turnarounds in 2012.

EBITDA for 2012 was $1,036 million, compared with $1,748 million in 2011. EBITDA decreased in 2012 as lower selling prices, increased spending for planned maintenance turnarounds, lower equity earnings from Map Ta Phut Olefins Company Limited and equity losses from Sadara more than offset lower feedstock and energy and other raw material costs, improved operating rates, the positive impact of currency on costs and lower R&D and SG&A costs. EBITDA in 2012 was negatively impacted by a goodwill impairment loss of $220 million in Dow Formulated Systems; $186 million of 1Q12 Restructuring charges related to the cancellation of a project and the shutdown/consolidation of assets in the Polyurethanes and Epoxy businesses in Brazil, Texas and Germany; and $192 million of 4Q12 Restructuring charges related primarily to the shutdown/ consolidation of certain assets in the Dow Automotive and Oxygenated Solvents businesses in Michigan and Texas. EBITDA in 2012 was also impacted by an $8 million gain related to post-closing adjustments on the sale of a contract manufacturing business. EBITDA in 2011 included $77 million of asset impairment charges and related costs in the Polyurethanes business and a $42 million loss on the sale of a contract manufacturing business. See Notes 3, 5, 9 and 11 to the Consolidated Financial Statements for additional information on these charges.

2011 Versus 2010

Performance Materials sales were $14,647 million in 2011, up 5 percent from $13,957 million in 2010. Compared with 2010, price increased 12 percent as significant increases in feedstock and other raw material costs drove double-digit price increases in all geographic areas and most businesses. Increases were particularly strong in Chlorinated Organics due to increased pricing in refrigerants, fluoropolymers and solvent applications. Compared with 2010, volume declined 7 percent, reflecting the sale of Emulsion Polymers, Synthetic Rubber and certain Dow Automotive Systems assets as part of the Styron divestiture completed on June 17, 2010. Excluding the impact of this divestiture, volume was up 1 percent as demand drove modest gains in North America and Latin America. Volume declined in EMEA due to continued economic weakness in Western Europe, and in Asia Pacific due to government actions to control growth in the wind energy and construction industries. Epoxy reported volume growth of 12 percent, driven primarily by increased demand for resins used in the automotive and electronic industries. Polyurethanes experienced modest volume growth as strong demand in the appliance industry more than offset a slow recovery in the building and construction sector.

EBITDA for 2011 was $1,748 million, compared with $1,714 million in 2010. EBITDA increased in 2011 as higher prices, improved margins, and lower R&D spending more than offset the decline in volume, increased feedstock and other raw material costs, the negative impact of currency on costs, the absence of earnings from divested businesses and lower equity earnings. Equity earnings in 2011 declined from 2010 principally due to lower earnings at Map Ta Phut Olefins Company Limited. EBITDA in 2011 included $77 million of asset impairment charges and related costs in the Polyurethanes business and a $42 million loss on the sale of a contract manufacturing business. EBITDA in 2010 was negatively impacted by $48 million of asset impairment charges and related costs in the Polyurethanes business, a $34 million charge for the write-off of capital project spending and related costs in the Epoxy business, and a $9 million write-off of capital spending in Dow Automotive Systems. EBITDA in 2010 was favorably impacted by a $20 million net gain on the sale of Styron.

Performance Materials Outlook for 2013

In 2013, demand is expected to grow modestly across most of the Performance Materials businesses, led by volume and sales growth in Polyglycols, Surfactants and Fluids, Dow Oil and Gas, Dow Automotive Solutions and Oxygenated Solvents. Increased demand for liquid epoxy resins is expected to drive higher sales in the Epoxy business. Continued economic uncertainty in Europe will be felt across the board and will temper growth in some sectors, such as construction applications serviced by the Dow Formulated Systems business. Sales growth in Chlorinated Organics, Amines and PO/PG is expected to be moderate due to trough conditions in certain markets and overall lower demand. Performance Materials will aggressively manage price and volume across all businesses, despite volatile raw material prices. Cost savings are also expected in 2013, as a result of the 1Q12 and 4Q12 Restructuring plans. Equity earnings for 2013 are expected to be down slightly due to increased start-up costs for the Sadara joint venture.

PERFORMANCE PLASTICS

The Performance Plastics segment is a solutions-oriented portfolio comprised of Dow Elastomers; Dow Electrical and Telecommunications; Dow Hygiene and Medical; Dow Performance Packaging; and Dow Polypropylene Licensing and Catalyst. The Performance Plastics segment also includes the results of Americas Styrenics LLC (through the June 17, 2010 divestiture of Styron), Equipolymers (through the July 1, 2011 merger with MEGlobal; see Note 8 to the Consolidated Financial Statements) and Univation Technologies, LLC, as well as a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., The SCG-Dow Group and Sadara Chemical Company, all joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses sold within the Performance Plastics segment included Styrenics (polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene), a global leader in the production of polystyrene resins; Polycarbonate and Compounds and Blends; and the Company's 50-percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate; all of which were reported in the Performance Plastics segment through the date of the divestiture.

On September 30, 2011, the Company sold its global Polypropylene business to Braskem SA. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture. See Note 5 to the Consolidated Financial Statements for additional information on these divestitures.

Performance Plastics In millions	*2012*	*2011*	*2010*
Sales	$ 14,479	$ 16,257	$ 15,260
Price change from comparative period	(4)%	12 %	20 %
Volume change from comparative period	(7)%	(5)%	(3)%
Volume change, excluding divestitures	1 %	4 %	4 %
Equity earnings	$ 134	$ 303	$ 254
EBITDA	$ 3,018	$ 3,440	$ 3,565
Certain items impacting EBITDA	$ (26)	$ 86	$ 7

2012 Versus 2011

Performance Plastics sales for 2012 were $14,479 million, down 11 percent from $16,257 million in 2011 with price down 4 percent (with more than half of the decrease due to currency) and volume down 7 percent. Feedstock and energy costs fell during the year resulting in lower selling prices across all geographic areas and businesses. Prices declined in EMEA where modest local price increases were more than offset by the unfavorable impact of currency. The decline in volume reflects the divestiture of the Polypropylene business; excluding the impact of this divestiture, volume was up 1 percent. Volume was higher in all geographic areas except EMEA, where recessionary conditions continued to negatively impact demand. Dow Elastomers reported double-digit volume growth in all geographic areas, except EMEA, due to strong demand in the transportation and adhesive industries. Volume in EMEA was lower as weak economic conditions negatively impacted the automotive and infrastructure industries. Dow Electrical and Telecommunications reported strong volume growth in Asia Pacific, notably in China, due to continued strong demand for fiber optic cable. This was partially offset by volume declines in North America, Latin America and EMEA due to lower demand in the power industry. Dow Performance Packaging reported volume growth in all geographic areas except EMEA, as demand improved in the rigid, food and specialty packaging industries. Dow Performance Packaging volume was higher in North America despite limited ethylene availability during the first half of the year due to a planned maintenance turnaround at the Company's St. Charles, Louisiana ethylene cracker and limited ethylene supply at the Prentiss, Alberta, Canada manufacturing facility. Dow Hygiene and Medical volume was higher in EMEA, Latin America and Asia Pacific due to strong demand for diapers and other hygiene products while volume was lower in North America due to changing population demographics and a focus on more environmentally conscious products.

EBITDA for 2012 was $3,018 million, down from $3,440 million in 2011. EBITDA declined as lower selling prices, the absence of earnings from divested businesses, reduced equity earnings from the SCG-Dow Group and equity losses from Sadara more than offset the favorable impact of lower feedstock and energy costs and lower spending on planned maintenance turnarounds. In North America, favorable shale gas related feedstock dynamics have allowed the Company to leverage its competitive position and expand margins. EBITDA in 2012 was negatively impacted by $26 million of restructuring charges including a $10 million charge related to the shutdown of the Company's polyethylene manufacturing facility in Tessenderlo, Belgium and a charge of $9 million related to the impairment of the Company's investment in Nippon Unicar Company Limited. EBITDA in 2011 included an $86 million gain related to cash collected on a previously impaired note receivable related to Equipolymers. See Note 3 to the Consolidated Financial Statements for additional information on these restructuring charges.

2011 Versus 2010

Performance Plastics sales for 2011 were $16,257 million, up 7 percent from $15,260 million in 2010. Compared with 2010, price was up 12 percent, while volume declined 5 percent. Double-digit price increases were reported in all geographic areas, except Latin America (up 9 percent), and most businesses, largely due to a significant increase in feedstock costs. The price improvement was especially evident in Dow Elastomers, Dow Performance Packaging, Polypropylene and Dow Electrical and Telecommunications. The decline in volume for the segment reflected the September 30, 2011 divestiture of the Polypropylene business to Braskem S.A. and the divestiture of the Styrenics and Polycarbonate and Compounds and Blends businesses as part of the June 17, 2010 divestiture of Styron. Excluding the impact of these divestitures, volume improved 4 percent with gains in all geographic areas, particularly in Asia Pacific and Latin America. Volume was higher for all businesses, except Dow Electrical and Telecommunications, which experienced significant volume decline in Asia Pacific as the expiration of government stimulus spending, increased interest rates and more restrictive lending resulted in slower growth in the construction, manufacturing and public infrastructure sectors. Dow Performance Packaging reported solid volume growth with a strong, double-digit increase in Asia Pacific. Volume was also significantly higher in Latin America, despite limited ethylene supply during the second quarter due to a planned maintenance turnaround at the Company's ethylene facility in Bahia Blanca, Argentina. In North America, Dow Performance Packaging volume was essentially flat, reflecting the slow pace of the economic recovery in the United States, planned maintenance turnarounds and unplanned outages at the Company's U.S. Gulf Coast manufacturing facilities, and limited ethane and ethylene supply at the Prentiss, Alberta, Canada manufacturing facility. Dow Performance Packaging volume was flat in EMEA as Middle East producers aggressively sold excess material into the region. Dow Elastomers reported double-digit volume growth with especially strong demand in Asia Pacific as a result of the continuing recovery from the March 2011 earthquakes and tsunami in Japan. Dow Performance Packaging volume was up slightly, as growth was impacted by limited product availability due to a major capital project at the manufacturing facility to produce SARAN™ resins in Midland, Michigan.

EBITDA for 2011 was $3,440 million, down from $3,565 million in 2010. EBITDA declined as higher selling prices, improved margins and a small gain on the sale of the Polypropylene business in the third quarter of 2011 were more than offset by the unfavorable impact of higher feedstock and other raw material costs, higher freight costs, and increased costs related to turnarounds. Equity earnings were $303 million in 2011, up from $254 million in 2010 primarily due to an $86 million gain related to cash collected on a previously impaired note receivable associated with Equipolymers. Improved earnings from The Kuwait Olefins Company K.S.C., The Kuwait Styrene Company K.S.C., and Univation Technologies, LLC were partially offset by lower earnings at EQUATE and the SCG-Dow Group. EBITDA for 2010 included a $7 million net gain related to the divestiture of Styron. See Note 5 to the Consolidated Financial Statements for additional information on this divestiture.

Performance Plastics Outlook for 2013

In North America, the increasing supply of U.S. shale gas and the restart of the St. Charles, Louisiana ethylene cracker in December 2012 will increase ethylene supplies from internal production and is expected to provide a long-term competitive advantage for the Performance Plastics' businesses. These favorable dynamics will allow Dow Performance Packaging and Dow Hygiene and Medical to improve margins and increase volume through increased exports into Asia Pacific and Latin America. Margins in EMEA are expected to remain compressed due to the high cost of feedstocks and energy, and volume will decline due to the closure of the Company's Tessenderlo, Belgium high density polyethylene manufacturing facility. Dow Elastomers is expected to see more moderate growth rates as markets are impacted by new global industry capacity which came on-line during 2012 or is expected to come on-line in early 2013. Dow Electrical and Telecommunications expects to see significant improvement in 2013 as the U.S. housing market continues to improve and the business targets more profitable market segments. Growth is also expected in Latin America as preparation for the 2014 World Cup and other infrastructure projects get underway. Economic growth in EMEA is expected to remain weak as recessionary conditions in Europe overshadow growth in Middle East and Africa.

Construction continues on phase one of the new biopolymers manufacturing facility in Santa Vitória, Minas Gerais, Brazil. This project, which is a consolidated joint venture with Mitsui & Co. Ltd., was announced during the fourth quarter of 2011. The joint venture's ethanol mill is expected to process its first full harvest of sugarcane in 2014. The joint venture's original plans for expansion into downstream derivative products have been postponed. The joint venture is a variable interest entity and included in Dow's consolidated financial statements. See Note 19 to the Consolidated Financial Statements for additional information.

FEEDSTOCKS AND ENERGY

The Feedstocks and Energy segment includes the following businesses: Chlor-Alkali/Chlor-Vinyl; Energy; Ethylene Oxide/ Ethylene Glycol ("EO/EG"); and Hydrocarbons. Also included in the Feedstocks and Energy segment are the results of MEGlobal and a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., and The SCG-Dow Group, all joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Feedstocks and Energy segment included certain styrene monomer assets, which were reported in the Feedstocks and Energy segment through the date of the divestiture. See Note 5 to the Consolidated Financial Statements for additional information on this divestiture.

Feedstocks and Energy In millions	*2012*	*2011*	*2010*
Sales	$ 10,695	$ 11,302	$ 8,457
Price change from comparative period	(2)%	27%	28%
Volume change from comparative period	(3)%	7%	5%
Volume change, excluding divestitures	(3)%	7%	23%
Equity earnings	$ 452	$ 561	$ 407
EBITDA	$ 718	$ 940	$ 471
Certain items impacting EBITDA	$ (7)	$ —	$ —

2012 Versus 2011

Feedstocks and Energy sales were $10,695 million in 2012, down 5 percent from $11,302 million in 2011, driven by a 3 percent decrease in volume and a 2 percent decrease in price.

Sales for the Hydrocarbons business were down 2 percent compared with 2011, due to a 1 percent decrease in both price and volume. Price and volume was down in all geographic areas, except EMEA. Despite the unfavorable impact of currency, overall price increased in EMEA due to higher benzene prices and volume increased in EMEA due to increased sales of propylene.

Sales for the Energy business are primarily opportunistic merchant sales driven by market conditions and sales to customers located on Dow manufacturing sites. In 2012, Energy business sales declined 23 percent compared with 2011. Volume was down 20 percent with declines in all geographic areas, primarily due to decreased sales of industrial gas. Price was down 3 percent driven by lower natural gas prices resulting from high inventory levels in the U.S. and one of the mildest winters on record in North America.

The Company uses derivatives of crude oil and natural gas as feedstock in its ethylene facilities. In addition, the Company also purchases electric power, benzene, ethylene and propylene to supplement internal production, as well as other raw materials. The Company's cost of purchased feedstock and energy decreased $2.5 billion in 2012, an 11 percent decrease from 2011. The cost of purchased feedstocks decreased primarily due to lower feedstock and energy prices in the United States resulting from increased supply of shale gas and natural gas liquids.

Chlor-Alkali/Chlor-Vinyl sales fell 13 percent compared with 2011, as volume declined 9 percent and price declined 4 percent. Volume decreased primarily due to the shutdown of vinyl chlorine monomer ("VCM") capacity in North America in the first half of 2011. Pricing trends were mixed as price increases in caustic soda were more than offset by lower prices for ethylene dichloride ("EDC") and VCM due to weak global construction-related demand.

EO/EG sales decreased 5 percent compared with 2011, as a 3 percent increase in volume was more than offset by an 8 percent decline in price. Volume gains were driven by increased merchant sales of purified ethylene oxide and ethylene glycol, as the business took advantage of favorable conditions to move material not needed for internal consumption by Dow's downstream derivative businesses. Price decreases were driven by ethylene glycol, as the combination of modest demand growth, stable inventory supply, high inventories in Asia Pacific and uncertainty in the global economy put downward pressure on prices.

The Hydrocarbons business transfers materials to Dow's derivative businesses and the Energy business supplies utilities to Dow's businesses at net cost, resulting in EBITDA that is at or near break-even for both businesses. For the segment, EBITDA for 2012 was $718 million, down from $940 million in 2011 as lower feedstock and energy costs were more than offset by a decrease in selling prices and lower equity earnings from MEGlobal, Compañia Mega S.A and EQUATE. EBITDA in 2012 was negatively impacted by a $7 million restructuring charge for the write-off of certain capital projects as part of the 4Q12 Restructuring plan. See Note 3 to the Consolidated Financial Statements for information on restructuring charges.

2011 Versus 2010
Feedstocks and Energy sales were $11,302 million in 2011, up 34 percent from $8,457 million in 2010, driven by a 27 percent increase in price and a 7 percent increase in volume.

Sales for the Hydrocarbons business were up 44 percent with prices increasing 31 percent and volume increasing 13 percent. The increase in selling prices for this business was a result of higher feedstock costs, driven by demand improvement across the industry. Product supply agreements with Styron led to an increase in sales volume compared with 2010.

Sales for the Energy business increased 10 percent compared with 2010, entirely due to increased volume. Sales for the Energy business are primarily opportunistic merchant sales driven by market conditions and sales to customers located on Dow manufacturing sites.

The Company uses derivatives of crude oil and natural gas as feedstock in its ethylene facilities. The Company's cost of purchased feedstock and energy increased $4.3 billion in 2011, a 22 percent increase over 2010. Crude oil prices were, on average, 41 percent higher than 2010 levels. North American natural gas prices decreased in 2011, and were approximately 8 percent lower than in 2010.

Sales for the Chlor-Alkali/Chlor-Vinyl business increased 14 percent compared with 2010, driven by a 21 percent increase in price partially offset by a 7 percent decrease in volume. Within the business, VCM price increased in response to higher ethylene costs and strong U.S. polyvinyl chloride export demand, and caustic soda volume improved due to increased demand in the alumina and pulp and paper industries. VCM volume decreased due to a reduction in capacity in North America that more than offset volume increases in caustic soda.

Sales for the EO/EG business increased 21 percent over 2010, driven by a 22 percent increase in price partially offset by a 1 percent decrease in volume. EO/EG prices increased in most geographic areas, as a result of higher feedstock costs. EO/EG volume declined due to the business' strategic shift to supply purified ethylene oxide to internal derivative businesses.

For the segment, EBITDA for 2011 was $940 million, up from $471 million in 2010 due to higher prices, volume growth, and improved equity earnings from EQUATE, MEGlobal and The Kuwait Olefins Company K.S.C.

Feedstocks and Energy Outlook for 2013
The Feedstocks and Energy segment expects market conditions in 2013 to show slight improvement compared with 2012. Monoethylene glycol prices are expected to be volatile but move in an overall upward trend due to improved economic conditions, rising downstream demand and limited industry capacity additions. External sales of propylene are expected to decrease in North America due to the expiration of a supply contract with a customer. EDC/VCM prices and margins are expected to improve slightly, through recovery of the global construction industry and the continued housing recovery in North America. Crude oil and feedstock prices are expected to remain volatile and sensitive to external factors, such as economic activity and geopolitical tensions. In 2013, the Company expects crude oil prices, on average, to remain close to 2012 levels while natural gas prices in the United States are expected to rise. Global ethylene margins are expected to increase slightly compared with 2012, and gas-based producers in the U.S. will continue to benefit from shale gas dynamics and be significantly advantaged compared with naphtha-based producers. Ethylene margins could vary materially from these expectations depending on changes in economic projections and global operating rates.

Early in 2011, the Company announced a number of investments in the U.S. Gulf Coast to take advantage of increasing supplies of low-cost natural gas and natural gas liquids from shale gas. As a result of these investments, the Company's exposure to purchased ethylene and propylene is expected to decline, offset by increased exposure to ethane and propane feedstocks. The first project to come online was the re-start an ethylene cracker in St. Charles, Louisiana, which occurred at the end of December 2012. The Company also announced investments in a new, on-purpose propylene production unit (expected start-up in 2015) and a new, ethylene production unit (expected start-up in 2017), both located in Freeport, Texas. As a result of these investments, Dow will significantly strengthen its propylene integration in the U.S. and increase its global ethylene production capabilities by as much as 20 percent.

In the fourth quarter of 2010, Dow and Mitsui & Co., Ltd. formed a 50:50 manufacturing joint venture to construct, own and operate a new membrane chlor-alkali facility located at Dow's Freeport, Texas, integrated manufacturing complex. Construction began in 2011 and operations are expected to begin in mid-2013. The new facility will have an annual capacity of approximately 800 kilotons. Under contract to the joint venture, Dow will operate and maintain the facility. The joint venture is a variable interest entity and is included in Dow's consolidated financial statements. See Note 19 to the Consolidated Financial Statements for additional information.

CORPORATE

Included in the results for Corporate are:

- results of insurance company operations;
- results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities);
- Venture Capital;
- gains and losses on sales of financial assets;
- stock-based compensation expense and severance costs;
- asbestos-related defense and resolution costs;
- foreign exchange results;
- non-business aligned technology licensing and catalyst activities;
- environmental operations;
- enterprise level mega project activities; and
- certain corporate overhead costs and cost recovery variances not allocated to the operating segments.

Corporate In millions	*2012*	*2011*	*2010*
Sales	$ 243	$ 325	$ 332
Equity earnings (loss)	$ (103)	$ (39)	$ (16)
EBITDA	$ (1,939)	$ (1,507)	$ (1,472)
Certain items impacting EBITDA	$ (1,032)	$ (513)	$ (230)

2012 Versus 2011

Sales for Corporate, which primarily relate to the Company's insurance operations, were $243 million in 2012 down from $325 million in 2011.

EBITDA for 2012 was a loss of $1,939 million, compared with a loss of $1,507 million in 2011. Compared with the same period last year, EBITDA for 2012 was favorably impacted by a decrease in performance-based compensation costs (including stock-based compensation and decreased participation in the Employees' Stock Purchase Plan), lower foreign currency losses and lower Corporate expenses. EBITDA for 2012 was also negatively impacted by $113 million of severance costs related to the workforce reduction component of the Company's 1Q12 Restructuring plan and $701 million in restructuring charges as part of the 4Q12 Restructuring plan, including impairments of long-lived and other assets of $313 million, severance costs of $375 million and costs associated with exit or disposal activities of $13 million. EBITDA was also impacted by $22 million of implementation costs related to the Company's restructuring programs, $123 million of losses related to the early extinguishment of debt and a $73 million loss included in equity earnings related to project development and other costs associated with Sadara. See Notes 3, 8 and 16 to the Consolidated Financial Statements for additional information on these charges.

EBITDA for 2011 was negatively impacted by a $482 million loss related to the early extinguishment of debt and $31 million of integration costs related to the April 1, 2009 acquisition of Rohm and Haas.

2011 Versus 2010

Sales for Corporate, which primarily relate to the Company's insurance operations, were $325 million in 2011 down slightly from $332 million in 2010.

EBITDA for 2011 was a loss of $1,507 million, compared with a loss of $1,472 million in 2010. EBITDA for 2011 was negatively impacted by a $482 million loss related to the early extinguishment of debt, $31 million of integration costs related to the April 1, 2009 acquisition of Rohm and Haas, and foreign currency exchange losses. Compared with 2010 EBITDA was favorably impacted by a decrease in performance-based compensation costs (including stock-based compensation and decreased participation in the Employees' Stock Purchase Plan), $25 million in dividend income related to the Company's ownership interest in Styron, gains on the sale of various businesses and lower Corporate expenses.

EBITDA for 2010 was reduced by integration costs of $143 million related to the acquisition of Rohm and Haas, $50 million of labor-related litigation costs, a charge of $47 million for an obligation related to a past divestiture, and a

$46 million loss on the early extinguishment of debt. EBITDA for 2010 was favorably impacted by a $54 million reduction in the asbestos-related liability and $2 million in net adjustments to prior year restructuring plans.

Sales Price and Volume by Operating Segment and Geographic Area
Pro Forma Comparison

	2012			*2011*			*2010 (1)*		
Percent change from prior year	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*
Operating Segments:									
Electronic and Functional Materials	(1)%	(2)%	(3)%	3 %	6%	9%	20%	—%	20%
Coatings and Infrastructure Solutions	2	(6)	(4)	(4)	13	9	(3)	9	6
Agricultural Sciences	10	3	13	11	5	16	11	(4)	7
Performance Materials	(1)	(6)	(7)	(7)	12	5	5	12	17
Performance Plastics	(7)	(4)	(11)	(5)	12	7	(3)	20	17
Feedstocks and Energy	(3)	(2)	(5)	7	27	34	5	28	33
Total	(2)%	(3)%	(5)%	(1)%	13%	12%	2%	13%	15%
Geographic Areas:									
United States	(2)%	(3)%	(5)%	(2)%	13%	11%	2%	15%	17%
Europe, Middle East and Africa	(4)	(4)	(8)	(4)	17	13	—	13	13
Rest of World	—	(3)	(3)	2	10	12	4	12	16
Total	**(2)%**	**(3)%**	**(5)%**	**(1)%**	**13%**	**12%**	**2%**	**13%**	**15%**

(1) Compares results for 2010 to actual results for the last nine months of 2009 plus pro forma historical results for the first quarter of 2009.

Sales Price and Volume by Operating Segment and Geographic Area
Pro Forma Comparision, Excluding Divestitures (1)

	2012			*2011*			*2010 (2)*		
Percent change from prior year	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*
Operating Segments:									
Electronic and Functional Materials	(1)%	(2)%	(3)%	3%	6%	9%	20%	—%	20%
Coatings and Infrastructure Solutions	2	(6)	(4)	(1)	13	12	7	9	16
Agricultural Sciences	10	3	13	11	5	16	11	(4)	7
Performance Materials	—	(6)	(6)	1	13	14	15	13	28
Performance Plastics	1	(4)	(3)	4	13	17	4	22	26
Feedstocks and Energy	(3)	(2)	(5)	7	27	34	23	33	56
Total	1 %	(4)%	(3)%	4%	14%	18%	12%	14%	26%
Geographic Areas:									
United States	— %	(2)%	(2)%	1%	13%	14%	12%	17%	29%
Europe, Middle East and Africa	1	(5)	(4)	4	18	22	12	15	27
Rest of World	1	(3)	(2)	6	10	16	10	13	23
Total	**1 %**	**(4)%**	**(3)%**	**4%**	**14%**	**18%**	**12%**	**14%**	**26%**

(1) Excludes sales of the Polypropylene business, divested on September 30, 2011; sales of Dow Haltermann, divested during 2011; sales of Styron, divested on June 17, 2010; sales of the Powder Coatings business, divested on June 1, 2010; sales of a portion of the acrylic monomer and specialty latex businesses, divested on January 25, 2010; sales of the Salt business of Rohm and Haas, divested on October 1, 2009; and sales related to TRN, divested on September 1, 2009.

(2) Compares results for 2010 to actual results for the last nine months of 2009 plus pro forma historical results for the first quarter of 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

Cash Flow Summary In millions	*2012*	*2011*	*2010*
Cash provided by (used in):			
Operating activities	$ 4,075	$ 3,879	$ 4,102
Investing activities	**(2,687)**	**(1,994)**	**135**
Financing activities	(2,530)	(3,362)	(178)
Effect of exchange rate changes on cash	**16**	**(121)**	**88**
Cash assumed in initial consolidation of variable interest entities	—	3	46
Net change in cash and cash equivalents	**$ (1,126)**	**$ (1,595)**	**$ 4,193**

Cash provided by operating activities increased in 2012 compared with 2011 primarily due to a decrease in working capital requirements and an increase in dividends received in excess of equity earnings from nonconsolidated affiliates which more than offset decreased earnings and higher pension contributions. Cash provided by operating activities in 2011 decreased compared with 2010 primarily due to an increase in working capital requirements and increased pension contributions that more than offset increased earnings.

Cash used in investing activities in 2012 was primarily due to capital expenditures. Cash used in investing activities in 2011 included increased capital expenditures, which were partially offset by proceeds from the divestiture of the Polypropylene business. Cash provided by investing activities in 2010 reflected proceeds from the divestiture of Styron, as well as other smaller divestitures, proceeds from the change in restricted cash related to the consolidation of a variable interest entity and the usage of cash for capital expenditures.

Cash used in financing activities in 2012 included payments on short- and long-term debt, including the $2.25 billion of early redemptions as further discussed below and higher dividends paid to stockholders, including the acceleration of the fourth quarter dividend payment, which were partially offset by proceeds from the issuance of $2.5 billion of long-term debt in the fourth quarter. Cash used in financing activities in 2011 included payments on short- and long-term debt including the retirement of $4.8 billion of gross debt, as well as dividends paid to stockholders, partially offset by proceeds from the issuance of long-term debt. Cash used in financing activities in 2010 included payments on long-term debt and commercial paper, payments on notes payable related to the monetization of accounts receivable in Europe, and the payment of dividends to stockholders, partially offset by the proceeds from the issuance of long-term debt.

The Company had cash and cash equivalents of $4,318 million at December 31, 2012 and $5,444 million at December 31, 2011, of which $845 million at December 31, 2012 and $2,047 million at December 31, 2011 was held by subsidiaries in foreign countries, including United States territories. For each of its foreign subsidiaries, the Company makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries' operational activities and future foreign investments. A deferred tax liability has been accrued for the funds that are available to be repatriated to the United States. During the second quarter of 2012, the Company changed the permanent reinvestment assertion of certain subsidiaries located in Europe, resulting in a tax benefit in that period. During the third quarter of 2012, the Company changed the permanent reinvestment assertion of certain subsidiaries located in Asia Pacific, resulting in a tax benefit in the quarter. At December 31, 2012, management believed that sufficient liquidity was available in the United States. However, in the unusual event that additional foreign funds are needed in the United States, the Company has the ability to repatriate additional funds. The repatriation could result in an adjustment to the tax liability after considering available foreign tax credits and other tax attributes.

The Company announced two restructuring plans in 2012 as described below (additional details are provided in Note 3 to the Consolidated Financial Statements):

- On March 27, 2012, the Board of Directors approved a restructuring plan ("1Q12 Restructuring") to optimize its portfolio, respond to changing and volatile economic conditions, particularly in Western Europe, and to advance the Company's Efficiency for Growth program, which was initiated by the Company in the second quarter of 2011. The 1Q12 Restructuring plan includes the elimination of approximately 900 positions and the shutdown of a number of manufacturing facilities. These actions are expected to be completed primarily by December 31, 2013. In addition, the 1Q12 Restructuring activities are expected to result in cash expenditures for contract termination fees and severance costs, the majority of which will be settled by December 31, 2013. At December 31, 2012, the remaining liability for the 1Q12 Restructuring plan was $87 million.

- On October 23, 2012, the Board of Directors approved a restructuring plan ("4Q12 Restructuring") to advance the next stage of the Company's transformation and to address macroeconomic uncertainties. The 4Q12 Restructuring plan accelerates the Company's structural cost reduction program and will affect approximately 2,850 positions. The 4Q12 Restructuring plan also includes asset impairments related to the shutdown of approximately 20 manufacturing facilities, the write-off of certain capital project spending and an impairment charge related to the write-down of Dow Kokam LLC's long-lived assets. These actions are expected to be completed primarily over the next two years and will result in cash expenditures related to severance costs, contract cancellation fees, other postretirement benefit curtailment costs and environmental remediation, the majority of which is expected be settled by December 31, 2014. At December 31, 2012, the remaining liability for the 4Q12 Restructuring plan was $397 million.

The Company expects to incur additional costs in the future related to its 1Q12 and 4Q12 restructuring activities, as the Company continually looks for ways to enhance the efficiency and cost effectiveness of its operations, and to ensure competitiveness across its businesses and geographic areas. Future costs are expected to include demolition costs related to closed facilities and restructuring plan implementation costs; these will be recognized as incurred. The Company also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

Management expects that the Company will continue to have sufficient liquidity and financial flexibility to meet all of its business obligations.

Working Capital at December 31 In millions	*2012*	*2011*
Current assets	$ 23,684	$ 23,422
Current liabilities	11,493	13,634
Working capital	$ 12,191	$ 9,788
Current ratio	2.06:1	1.72:1
Days-sales-outstanding-in-receivables	46	44
Days-sales-in-inventory	71	64


Working Capital at December 31
(in millions)
2010
$10,234
2011
$9,788
2012
$12,191

Working capital increased from December 31, 2011 to December 31, 2012 principally due to decreases in the current portion of long-term debt from maturities and early redemptions. At December 31, 2012, trade receivables were $5.1 billion, up from $4.9 billion at December 31, 2011. Days-sales-outstanding-in-receivables (excluding the impact of sales of receivables) was 46 days at December 31, 2012 compared with 44 days at December 31, 2011. At December 31, 2012, total inventories were $8.5 billion, up from $7.6 billion at December 31, 2011. Days-sales-in-inventory at December 31, 2012 was 71 days compared with 64 days at December 31, 2011, reflecting increased production across all operating segments.

As shown in the following table, net debt is equal to total gross debt minus "Cash and cash equivalents" and "Marketable securities and interest-bearing deposits." As Dow continues to strengthen its balance sheet and increase financial flexibility, management is principally focused on net debt, as Dow believes this is the best measure of the Company's financial leverage. At December 31, 2012, net debt as a percent of total capitalization had increased to 43.1 percent primarily due to unfavorable changes in total equity related to the Company's defined benefit pension plans. Total equity was also negatively impacted by the Company's restructuring programs and 34 percent increase in dividends declared in 2012.

Total Debt at December 31 In millions	*2012*	*2011*
Notes payable	$ 396	$ 541
Long-term debt due within one year	672	2,749
Long-term debt	19,919	18,310
Gross debt	$ 20,987	$ 21,600
Cash and cash equivalents	$ 4,318	$ 5,444
Marketable securities and interest-bearing deposits	—	2
Net debt	$ 16,669	$ 16,154
Gross debt as a percent of total capitalization	48.8%	48.0%
Net debt as a percent of total capitalization	43.1%	40.8%


Gross Debt as a Percent of Total Capitalization
at December 31
2010
51.3%
2011
48.0%
2012
48.8%


Net Debt as a Percent of Total Capitalization
at December 31
2010
42.6%
2011
40.8%
2012
43.1%

Financing Activities

As part of its ongoing financing activities, Dow has the ability to issue promissory notes under its U.S. and Euromarket commercial paper programs. At December 31, 2012, the Company had no commercial paper outstanding. Through January 2013, the Company maintained access to the commercial paper market at competitive rates.

In the event Dow has short-term liquidity needs and is unable to issue commercial paper under these programs for any reason, Dow has the ability to access liquidity through its committed and available $5 billion Five Year Competitive Advance and Revolving Credit Facility Agreement dated October 18, 2011 (the "Revolving Credit Facility") with various U.S. and foreign banks. The Revolving Credit Facility has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the agreement. The Revolving Credit Facility replaces the previous $3 billion facility dated June 4, 2010. At December 31, 2012, the full $5 billion Revolving Credit Facility was available to the Company.

On October 10, 2012, the Company entered into a $170 million Bilateral Revolving Credit Facility Agreement ("Bilateral Revolving Credit Facility"). The Bilateral Revolving Credit Facility, which is in addition to the existing Revolving Credit Facility, has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the agreement. At December 31, 2012, the full $170 million Bilateral Revolving Credit Facility was available to the Company.

The Company has access to committed accounts receivable securitization facilities in the United States, Europe and Asia Pacific, from which amounts available for funding are based upon available and eligible accounts receivable within each of the facilities. These facilities are renewed annually. See Note 15 to the Consolidated Financial Statements for further information.

As a well-known seasoned issuer, the Company filed an automatic shelf registration for an unspecified amount of mixed securities with the SEC on February 19, 2010. Under this shelf registration, the Company may offer common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units with pricing and availability dependent on market conditions; and, on February 19, 2010, registered an unlimited amount of securities for issuance under the Company's U.S. retail medium-term note program ("InterNotes"). The shelf registration expires on February 19, 2013. The Company expects to renew this shelf registration on or about February 19, 2013. A new prospectus supplement for the InterNotes program under this shelf registration is also expected to be filed on or about February 19, 2013.

At December 31, 2012, the Company had Euro 5 billion (approximately $6.6 billion) available for issuance under the Company's Euro Medium Term Note Program renewed with the Commission de Surveillance du Secteur Financier, Luxembourg and the Luxembourg Stock Exchange on December 19, 2012, as well as Japanese yen 50 billion (approximately $582 million) of securities available for issuance under a shelf registration renewed with the Kanto Local Finance Bureau of the Ministry of Finance of Japan effective September 8, 2012.

On December 17, 2012, the Company redeemed $1.0 billion aggregate principal amount of 7.6 percent notes due May 15, 2014, at a price of 109.6 percent of the principal amount of the notes, plus accrued and unpaid interest. As a result of this redemption, the Company realized a $99 million pretax loss on the early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

On November 14, 2012, the Company issued $2.5 billion of senior unsecured notes in a public offering. The offering included $1.25 billion aggregate principal amount of 3.0 percent notes due 2022 and $1.25 billion aggregate principal amount of 4.375 percent notes due 2042.

On March 8, 2012, the Company redeemed $1.25 billion aggregate principal amount of 4.85 percent notes due August 15, 2012, at a price of 101.8 percent of the principal amount of the notes, plus accrued and unpaid interest. As a result of this redemption, the Company realized a $24 million pretax loss on the early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2012, the Company issued $281 million aggregate principal amount of InterNotes with varying maturities in 2017, 2019 and 2022, and at various interest rates averaging 2.95 percent; and approximately $367 million of long-term debt was entered into by consolidated variable interest entities.

During 2012, the Company redeemed $37 million of pollution control/industrial revenue bonds that matured on January 1, 2012, repurchased $105 million of pollution control/industrial revenue tax-exempt bonds that were subject to re-marketing; redeemed Euro 253 million ($317 million equivalent at June 30, 2012) of notes that matured on September 19, 2012; and redeemed $900 million of notes that matured on October 1, 2012.

On November 14, 2011, the Company issued $2.0 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.125 percent notes due 2021 and $750 million aggregate principal amount of 5.25 percent notes due 2041.

On March 22, 2011, the Company concluded cash tender offers for $1.5 billion aggregate principal amount of certain notes issued by the Company. As a result of the tender offers, the Company redeemed $1.5 billion of notes and recognized a $472 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company redeemed $800 million of notes that matured on February 1, 2011; Euro 500 million of notes that matured on May 27, 2011 ($707 million equivalent); $250 million of floating rate notes that matured on August 8, 2011; and $1,538 million of InterNotes, which resulted in a $10 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company issued $436 million of InterNotes with varying maturities in 2016, 2018 and 2021, at various interest rates averaging 3.71 percent; and approximately $1.2 billion of long-term debt was entered into by consolidated variable interest entities, including the refinancing of short-term notes payable.

On November 4, 2010, the Company issued $2.5 billion of debt securities in a public offering. The offering included $750 million aggregate principal amount of 2.50 percent notes due 2016 and $1.75 billion aggregate principal amount of 4.25 percent notes due 2020.

During 2010, the Company issued $537 million of InterNotes with varying maturities in 2015, 2017 and 2020, at various interest rates averaging 4.70 percent.

On September 8, 2010, the Company concluded a tender offer for any and all of $145 million of debentures acquired from Rohm and Haas, due June 2020. As a result of the tender offer, the Company redeemed $123 million of the debentures and recognized a $46 million pretax loss on this early extinguishment of debt, included in "Sundry income (expense) – net" in the consolidated statements of income and reflected in Corporate.

Dow's public debt instruments and documents for its private funding transactions contain, among other provisions, certain covenants and default provisions. The Company's most significant debt covenant with regard to its financial position is the obligation to maintain the ratio of the Company's consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Revolving Credit Facility equals or exceeds $500 million. The ratio of the Company's consolidated indebtedness to consolidated capitalization as defined in the Revolving Credit Facility was 0.46 to 1.00 at December 31, 2012. At December 31, 2012, management believes the Company was in compliance with all of its covenants and default provisions. For information on Dow's covenants and default provisions, see Note 16 to the Consolidated Financial Statements.

The Company's credit rating is investment grade. The Company's long-term credit ratings are BBB with a stable outlook (Standard & Poor's), Baa2 with a stable outlook (Moody's) and BBB with a stable outlook (Fitch). In the fourth quarter of 2012, Moody's upgraded the Company's long-term credit rating from Baa3 to Baa2, the Company's short-term credit rating from P-3 to P-2 and changed the outlook from positive to stable. The Company's short-term credit ratings are A-2 (Standard & Poor's), P-2 (Moody's) and F2 (Fitch). If the Company's credit ratings are downgraded, borrowing costs will increase on certain indentures, and it could have a negative impact on the Company's ability to access credit markets.

Capital Expenditures

Capital spending, which includes capital spending by consolidated variable interest entities ("VIEs"), was $2,614 million in 2012, $2,687 million in 2011 and $2,130 million in 2010. In 2012, approximately 43 percent of the Company's capital expenditures were directed toward additional capacity for new and existing products, compared with 36 percent in 2011 and 39 percent in 2010. In 2012, approximately 20 percent was committed to projects related to environmental protection, safety, loss prevention and industrial hygiene compared with 15 percent in 2011 and 17 percent in 2010. The remaining capital was utilized to maintain the Company's existing asset base, including projects related to productivity improvements, energy conservation and facilities support.



Capital Expenditures
(in millions)
2010
$2,130
2011
$2,687
2012
$2,614

Major projects underway during 2012 included: the design and construction of a new chlor-alkali production facility to replace existing facilities in Freeport, Texas; construction of a lithium-ion battery production facility in Midland, Michigan; the restart of an ethylene cracker as well as continued furnace rehabilitations to increase energy utilization and to maintain continued operations of ethylene production in St. Charles, Louisiana; design and construction of a new on-purpose propylene facility in Freeport, Texas; design and construction of a sugarcane to ethanol production facility in Santa Vitória, Minas Gerais, Brazil; installation of a high purity water plant in Freeport, Texas; construction of a new propylene oxide production facility using hydrogen peroxide to propylene oxide technology, a distribution terminal and related infrastructure and utilities in Thailand; design and construction of a solar shingles manufacturing facility in Midland, Michigan; construction of a propylene glycol plant and associated infrastructure in Thailand; and enhancements and capacity increases to phenoxy assets, in support of the ENLIST™ Weed Control System, in Midland, Michigan. Because the Company designs and builds many of its capital projects in-house, it had no material capital commitments other than for the purchase of materials from fabricators and construction labor. The Company expects capital spending in 2013 to be approximately $2 billion.

Contractual Obligations

The following table summarizes the Company's contractual obligations, commercial commitments and expected cash requirements for interest at December 31, 2012. Additional information related to these obligations can be found in Notes 14, 16, 17, 18 and 22 to the Consolidated Financial Statements.

Contractual Obligations at December 31, 2012	*Payments Due by Year*						
In millions	*2013*	*2014*	*2015*	*2016*	*2017*	*2018 and beyond*	*Total*
Long-term debt – current and noncurrent (1)	$ 672	$ 1,438	$ 1,712	$ 1,043	$ 1,212	$ 14,917	$20,994
Deferred income tax liabilities – noncurrent (2)	—	—	—	—	—	837	837
Pension and other postretirement benefits	841	955	1,216	1,268	1,217	5,854	11,351
Other noncurrent obligations (3)	71	472	434	239	176	2,491	3,883
Uncertain tax positions, including interest and penalties (4)	15	—	—	—	—	367	382
Other contractual obligations:							
Minimum operating lease commitments	223	216	177	150	121	1,322	2,209
Purchase commitments – take-or-pay and throughput obligations	2,570	2,607	2,141	1,904	1,712	8,106	19,040
Purchase commitments – other (5)	50	38	30	22	16	45	201
Expected cash requirements for interest (6)	1,154	1,079	1,000	942	921	8,384	13,480
Total	$ 5,596	$ 6,805	$ 6,710	$ 5,568	$ 5,375	$ 42,323	$72,377

(1) Excludes unamortized debt discount of $403 million.

(2) Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the Company. As a result, it is impractical to determine whether there will be a cash impact to an individual year. All noncurrent deferred income tax liabilities have been reflected in "2018 and beyond."

(3) Annual payments to resolve asbestos litigation will vary based on changes in defense strategies, changes in state and national law, and claims filing and resolution rates. As a result, it is impractical to determine the anticipated payments in any given year. Therefore, the majority of the noncurrent asbestos-related liability of $530 million has been reflected in "2018 and beyond."

(4) Due to uncertainties in the timing of the effective settlement of tax positions with the respective taxing authorities, the Company is unable to determine the timing of payments related to its uncertain tax positions, including interest and penalties. Amounts beyond the current year are therefore reflected in "2018 and beyond."

(5) Includes outstanding purchase orders and other commitments greater than $1 million, obtained through a survey conducted within the Company.

(6) Cash requirements for interest was calculated using current interest rates at December 31, 2012, and includes approximately $1.94 billion of various floating rate notes.

Off-Balance Sheet Arrangements

The Company holds a variable interest in a joint venture accounted for under the equity method of accounting. The Company is not the primary beneficiary of the joint venture and therefore is not required to consolidate the entity (see Note 19 to the Consolidated Financial Statements). See Note 15 to the Consolidated Financial Statements for information regarding the transfer of financial assets.

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specific triggering events occur. The Company had outstanding guarantees at December 31, 2012 of $2,181 million, up from $1,113 million at December 31, 2011. The increase in the value of the outstanding guarantees during 2012 is primarily related to debt obligations of Sadara Chemical Company, a nonconsolidated affiliate, which are guaranteed by the Company, in proportion to the Company's ownership interest. Additional information related to these guarantees can be found in the "Guarantees" section of Note 14 to the Consolidated Financial Statements.

Fair Value Measurements

The Company's assets and liabilities measured at fair value are classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation. Assets and liabilities that are traded on an exchange with a quoted price are classified as Level 1. Assets and liabilities are classified as Level 2 if they are valued based on a bid, bid evaluation, or by using observable market data points of similar, more liquid securities to imply the price. The custodian of the Company's debt and equity securities uses multiple industry-recognized vendors for pricing information and established processes for validation and verification to assist the Company in its process for determining and validating fair values for these assets. For the Company's interests held in trade receivable conduits, classified as Level 3, the fair value is determined by calculating the expected amount of cash to be received using the key input of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Some pension or other postretirement benefit plan assets are held in funds where a net asset value is calculated based on the fair value of the underlying assets and the number of shares owned. The classification of the fund (Level 2 or 3 measurements) is determined based on the lowest level classification of significant holdings within the fund. For pension or other post retirement benefit plan assets classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. The sensitivity of fair value estimates is immaterial relative to the assets and liabilities measured at fair value, as well as to the total equity of the Company. See Notes 11 and 17 to the Consolidated Financial Statements for the Company's disclosures about fair value measurements.

Portfolio managers and external investment managers regularly review all of the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing the amount of the temporary impairment, as well as the length of time it has been impaired. In addition, specific guidelines for each instrument type are followed to determine if an other-than-temporary impairment has occurred. For debt securities, the credit rating of the issuer, current credit rating trends and the trends of the issuer's overall sector are considered in determining whether unrealized losses represent an other-than-temporary impairment. For equity securities, the Company's investments are primarily in Standard & Poor's ("S&P") 500 companies; however, the Company also allows investments in companies outside of the S&P 500. The largest holdings are Exchange Traded Funds that represent the S&P 500 index or an S&P sector or subset; the Company also has holdings in Exchange Traded Funds that represent emerging markets. The Company considers the evidence to support the recovery of the cost basis of a security including volatility of the stock, the length of time the security has been in a loss position, value and growth expectations, and overall market and sector fundamentals, as well as technical analysis, in determining impairment.

Dividends

On December 13, 2012, the Board of Directors declared a quarterly dividend of $0.32 per share, payable December 31, 2012, to stockholders of record on December 24, 2012. On February 13, 2013, the Board of Directors declared a quarterly dividend of $0.32 per share, payable April 30, 2013, to stockholders of record on March 28, 2013. Since 1912, the Company has paid a cash dividend every quarter and, in each instance prior to February 12, 2009, had maintained or increased the amount of the dividend, adjusted for stock splits. During this 101-year period, Dow has increased the amount of the quarterly dividend 49 times (approximately 12 percent of the time), reduced the dividend once and maintained the amount of the quarterly dividend approximately 88 percent of the time. The dividend was reduced in February 2009, for the first time since 1912, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. The Company declared dividends of $1.21 per share in 2012, $0.90 per share in 2011 and $0.60 per share in 2010.

On December 13, 2012, the Board of Directors declared a quarterly dividend of $85 million to Cumulative Convertible Perpetual Preferred Stock, Series A shareholders of record on December 15, 2012, which was paid on January 2, 2013. On February 13, 2013, the Board of Directors declared a quarterly dividend of $85 million to these shareholders, payable on April 1, 2013. Ongoing dividends related to Cumulative Convertible Perpetual Preferred Stock, Series A will accrue at the rate of $85 million per quarter, and are payable quarterly subject to Board of Directors' approval.

OUTLOOK

Dow enters 2013 squarely focused on driving earnings growth, increasing cash flow and rewarding shareholders. The Company's business plans do not call for material macroeconomic tailwinds. The Company expects global GDP will be between 2 and 2.5 percent with slight improvement in the United States, continued contraction in Europe and growth in the emerging geographies - but at a slower pace than in recent years.

The Company will fully leverage our feedstock strength, particularly in Performance Plastics, and further accelerate growth in our technology-driven Agricultural Sciences segment. The Company has set in motion cost reductions and cash flow improvements, and is aggressively managing its portfolio - by prioritizing growth programs and driving selective, non-core divestitures. Collectively these actions demonstrate Dow's firm resolve to control what it can control, and proactively implement the right strategic decisions to accelerate performance.

Dow has the right catalysts firmly in place. The Company's feedstock advantage, particularly as the ethylene cycle unfolds, and the commercialization of the technology pipeline, as well as the integration investments in the U.S. Gulf Coast and Sadara as a whole differentiate Dow, and will continue to propel the Company's strategy to deliver higher earnings growth and increasingly reward shareholders.

OTHER MATTERS

Recent Accounting Guidance

See Note 2 to the Consolidated Financial Statements for a summary of recent accounting guidance.

Critical Accounting Policies

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Following are the Company's critical accounting policies impacted by judgments, assumptions and estimates:

Litigation

The Company is subject to legal proceedings and claims arising out of the normal course of business. The Company routinely assesses the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known claim. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers. These policies often provide coverage that is utilized to minimize the financial impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further discussion, see Note 14 to the Consolidated Financial Statements.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. Each year, Analysis, Research and Planning Corporation ("ARPC") performs a review for Union Carbide based upon historical asbestos claims and resolution activity. Union Carbide compares current asbestos claim and resolution activity to the results of the most recent ARPC study at each balance sheet date to determine whether the asbestos-related liability continues to be appropriate.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

For additional information, see Part I, Item 3. Legal Proceedings; Asbestos-Related Matters of Union Carbide Corporation in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note 14 to the Consolidated Financial Statements.

Environmental Matters

The Company determines the costs of environmental remediation of its facilities and formerly owned facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. The recorded liabilities are adjusted periodically as remediation efforts progress, or as additional technical or legal information becomes available. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. At December 31, 2012, the Company had accrued obligations of $754 million for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. The Company had accrued obligations of $733 million at December 31, 2011 for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites. For further discussion, see Environmental Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 1 and 14 to the Consolidated Financial Statements.

Goodwill

The Company assesses goodwill recoverability through business financial performance reviews, enterprise valuation analysis and impairment tests.

Annual goodwill impairment tests are completed by the Company during the fourth quarter of the year in accordance with the measurement provisions of the accounting guidance for goodwill. The tests are performed at the reporting unit level which is defined as one level below operating segment with the exception of Agricultural Sciences, which is both an operating segment and a reporting unit. Reporting units are the level at which discrete financial information is available and reviewed by business management on a regular basis. At December 31, 2012, the Company has defined six operating segments and 27 reporting units; goodwill is carried by 19 of these reporting units at December 31, 2012 (20 at December 31, 2011).

In addition to the annual goodwill impairment tests, the Company reviews the financial performance of its reporting units over the course of the year to assess whether circumstances have changed that would indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value. In cases where an indication of impairment is determined to exist, the Company completes an interim goodwill impairment test specifically for that reporting unit.

As part of its annual goodwill impairment testing and as permitted under the accounting guidance, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment is also used as a basis for determining whether it is necessary to perform the quantitative test. Qualitative factors assessed at the Company level include, but are not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed at the reporting unit level include, but are not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of the reporting unit. If the Company chooses to not complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required.

The first step of the quantitative test requires the fair value of the reporting unit to be compared to its carrying value. The Company utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. This valuation technique has been selected by management as the most meaningful valuation method due to the limited number of market comparables for the Company's reporting units. However, where market comparables are available, the Company includes EBIT/EBITDA multiples as part of the reporting unit valuation analysis. The discounted cash flow valuations are completed with the use of key assumptions, including projected revenue growth rates, discount rates, tax rates, currency exchange rates, and long-term hydrocarbons and energy prices. These key assumptions are reevaluated if quantitative testing is performed and updated based on current facts and circumstances. Currency exchange rates and long-term hydrocarbons and energy prices are established for the Company as a whole and applied consistently to all reporting units, while revenue growth rates, discount rates and tax rates are established by reporting unit to account for differences in business fundamentals and industry risk.

The second step of the quantitative test is required if the first step of the quantitative test indicates a potential impairment. The second step requires the Company to compare the implied fair value of a reporting unit's goodwill with the carrying amount of goodwill. If the carrying amount of goodwill is greater than its implied fair value, an impairment loss is recorded.

The Company also monitors and evaluates its market capitalization relative to book value. When the market capitalization of the Company falls below book value, management undertakes a process to evaluate whether a change in circumstances has occurred that would indicate it is more likely than not that the fair value of any of its reporting units has declined below carrying value. This evaluation process includes the use of third-party market-based valuations and internal discounted cash flow analysis. As part of the annual goodwill impairment test, the Company also compares market capitalization with the most recent total estimated fair value of its reporting units to ensure that significant differences are understood. At December 31, 2012 and 2011, Dow's market capitalization exceeded book value.

2012 Goodwill Impairment Test

During 2012, there were no events or changes in circumstances identified that warranted interim goodwill impairment testing. During the fourth quarter of 2012, qualitative testing was performed for all but 9 of the Company's reporting units that carry goodwill. The results of the qualitative testing did not indicate any reporting units where it was more likely than not that the carrying value of the reporting unit was greater than its fair value. As a result, no additional quantitative testing was required for those reporting units.

The Company chose to proceed directly to the first step of the quantitative testing for 9 reporting units due to change in business structures as well as to re-evaluate the reasonableness of the differences between fair value and carrying value under current market conditions. Quantitative testing was conducted for the following reporting units: Dow Building and

Construction, Dow Coating Materials, Dow Electronic Materials, Functional Materials, Dow Automotive Systems, Dow Formulated Systems, Polyurethanes, Propylene Oxide/Propylene Glycol and Dow Performance Packaging. Key assumptions used in the discounted cash flow analysis for these 9 reporting units included: projected currency exchange rates for 73 currencies; forecasted long-term hydrocarbon and energy prices, by geographic area and by year, which included the Company's key feedstocks as well as natural gas and crude oil (due to its correlation to naphtha); tax rates, which varied by reporting unit; discount rates, which ranged from 8.3 percent to 10.0 percent based on an assessment of likely market participants and relative industry risk of each reporting unit; terminal values, differentiated based on the cash flow projection of each reporting unit and the projected net operating profit after tax ("NOPAT") growth rate, which ranged from 1 percent to 3 percent; and revenue growth rates, or compounded annual growth rates, over a ten-year cash flow forecast period, which ranged from 5 percent to 14 percent and varied by reporting unit based on underlying business fundamentals and future expectations.

Changes in key assumptions can affect the results of goodwill impairment tests. The changes made to key assumptions in 2012 did not result in a significant change in the impairment analysis conclusion. The key assumptions with the most significant impact on reporting unit fair value calculations include the discount rate and terminal value NOPAT growth rate. For the 2012 impairment testing, management completed sensitivity analysis on both of these key assumptions for reporting units where a fair value analysis was completed, except for Dow Formulated Systems where the goodwill was determined to be impaired based on the initial key assumptions. An increase of 100 basis points in the discount rate would have resulted in a fair value, based on discounted cash flows, which exceeded the carrying value for all reporting units tested except for Dow Coating Materials. For Dow Coating Materials, fair value would have fallen below carrying value by approximately $300 million. For the terminal value NOPAT growth rate, a decrease of 100 basis points would have resulted in a fair value, based on discounted cash flows, which exceeded the carrying value for all reporting units tested. Additional sensitivity analysis was completed on the combined impact of a 100 basis point increase in the discount rate and a 100 basis point decrease in the terminal value NOPAT growth rate. This analysis resulted in fair values based on discounted cash flows that exceeded carrying values for all reporting units tested except for Dow Coating Materials. For this exception, a 100 basis point increase in the discount rate, coupled with a 100 basis point decrease in the terminal value NOPAT growth rate resulted in a fair value that was approximately $450 million below the carrying value of the reporting unit.

In completing the fair value analysis for the 2012 impairment test, management evaluated the reasonableness of differences noted between the fair value and carrying value of each reporting unit. All differences were determined to be reasonable. For Dow Coating Materials, fair value did not exceed carrying value by a significant margin. The fair value for Dow Coating Materials, which carries approximately $2,325 million of goodwill, exceeded the carrying value by a margin of 7 percent.

Based on the fair value analysis completed by the Company in the fourth quarter of 2012, using the key assumptions defined for the Company as well as the key assumptions defined specifically for each reporting unit, management concluded that fair value exceeded carrying value for all reporting units that carry goodwill except for the Dow Formulated Systems reporting unit. Management completed the second step of the quantitative test for Dow Formulated Systems to compare the implied fair value of the reporting unit's goodwill to the carrying value. As a result, the Company recorded a goodwill impairment loss of $220 million in the fourth quarter of 2012 which represents the total amount of goodwill carried by the Dow Formulated Systems reporting unit. Due to the conclusion that the goodwill associated with the Dow Formulated Systems reporting unit was impaired, management also initiated a review of the underlying assets of the reporting unit to assess whether or not any additional asset impairment existed. Based on the undiscounted cash flow analysis completed in accordance with U.S. GAAP, no further impairment existed.

2011 Goodwill Impairment Test
During 2011, there were no events or changes in circumstances identified that warranted interim goodwill impairment testing. For the 2011 annual impairment test, the Company performed qualitative testing for all reporting units carrying goodwill. The qualitative testing did not indicate that the Company had any reporting units where it was more likely than not that the carrying amount of the reporting unit was greater than its fair value. As a result, no additional quantitative testing was required.

Pension and Other Postretirement Benefits
The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could have been settled at December 31, 2012, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 17 to the Consolidated Financial Statements. In accordance with U.S. GAAP, actual results that differ

from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods. The U.S. pension plans represent 71 percent of the Company's pension plan assets and 71 percent of the pension obligations.

The following information relates to the U.S. plans only; a similar approach is used for the Company's non-U.S. plans.

The Company determines the expected long-term rate of return on assets by performing a detailed analysis of historical and expected returns based on the strategic asset allocation approved by the Company's Investment Committee and the underlying return fundamentals of each asset class. The Company's historical experience with the pension fund asset performance is also considered. The expected return of each asset class is derived from a forecasted future return confirmed by historical experience. The expected long-term rate of return is an assumption and not what is expected to be earned in any one particular year. The weighted-average long-term rate of return assumption used for determining net periodic pension expense for 2012 was 7.83 percent. This assumption was unchanged for determining 2013 net periodic pension expense. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the Company's pension plans.

The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality fixed income instruments at the measurement date. Future expected actuarially determined cash flows of Dow's major U.S. plans are matched against the Towers Watson RATE:Link yield curve (based on 60th to 90th percentile bond yields) to arrive at a single discount rate by plan. The weighted average discount rate decreased to 4.02 percent at December 31, 2012, from 4.98 percent at December 31, 2011.

At December 31, 2012, the U.S. qualified plans were underfunded on a projected benefit obligation basis by $5.5 billion. The underfunded amount increased by approximately $1.2 billion compared with December 31, 2011. The increase was primarily due to lower discount rates. The Company contributed $628 million to the U.S. qualified plans in 2012.

The assumption for the long-term rate of increase in compensation levels for the principal U.S. qualified plans was 4.50 percent. Since 2002, the Company has used a generational mortality table to determine the duration of its pension and other postretirement obligations.

The following discussion relates to the Company's significant pension plans.

The Company bases the determination of pension expense on a market-related valuation of plan assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose represent the difference between the expected return calculated using the market-related value of plan assets and the actual return based on the market value of plan assets. Since the market-related value of plan assets recognizes gains or losses over a five-year period, the future value of plan assets will be impacted when previously deferred gains or losses are recorded. Over the life of the plan, both gains and losses have been recognized and amortized. At December 31, 2012, net gains of $652 million remain to be recognized in the calculation of the market-related value of plan assets. These net gains will result in decreases in future pension expense as they are recognized in the market-related value of assets. The increase in the market-related value of assets due to the recognition of prior gains and losses is presented in the following table:

Increase in Market-Related Asset Value Due to Recognition of Prior Gains and Losses In millions	
2013	$ 321
2014	146
2015	50
2016	135
Total	$ 652

Based on the 2013 pension assumptions, the Company expects net periodic benefit costs to increase by approximately $275 million for all pension and other postretirement benefits in 2013 compared with 2012. The increase in net periodic benefit costs is primarily due to lower discount rates.

A 25 basis point increase or decrease in the long-term return on assets assumption would change the Company's total pension expense for 2013 by $42 million. A 25 basis point increase or decrease in the discount rate assumption would change the Company's total pension expense for 2013 by $69 million. A 25 basis point change in the long-term return and discount rate assumptions would have an immaterial impact on the other postretirement benefit expense for 2013.

Income Taxes
Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, the Company recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

At December 31, 2012, the Company had a net deferred tax asset balance of $3,278 million, after valuation allowances of $1,399 million.

In evaluating the ability to realize the deferred tax assets, the Company relies on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

At December 31, 2012, the Company had deferred tax assets for tax loss and tax credit carryforwards of $1,954 million, $221 million of which is subject to expiration in the years 2013-2017. In order to realize these deferred tax assets for tax loss and tax credit carryforwards, the Company needs taxable income of approximately $11,103 million across multiple jurisdictions. The taxable income needed to realize the deferred tax assets for tax loss and tax credit carryforwards that are subject to expiration between 2013-2017 is approximately $1,532 million.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2012, the Company had uncertain tax positions for both domestic and foreign issues of $409 million.

The Company accrues for non-income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. At December 31, 2012, the Company had a non-income tax contingency reserve for both domestic and foreign issues of $151 million.

For additional information, see Notes 1 and 22 to the Consolidated Financial Statements.

Environmental Matters
Environmental Policies
Dow is committed to world-class environmental, health and safety ("EH&S") performance, as demonstrated by industry-leading performance, a long-standing commitment to Responsible Care®, and a strong commitment to achieve the Company's 2015 Sustainability Goals – goals that set the standard for sustainability in the chemical industry by focusing on improvements in Dow's local corporate citizenship and product stewardship, and by actively pursuing methods to reduce the Company's environmental impact.

To meet the Company's public commitments, as well as the stringent laws and government regulations related to environmental protection and remediation to which its global operations are subject, Dow has well-defined policies, requirements and management systems. Dow's EH&S Management System ("EMS") defines the "who, what, when and how" needed for the businesses to achieve the Company's policies, requirements, performance objectives, leadership expectations and public commitments. To ensure effective utilization, the EMS is integrated into a company-wide management system for EH&S, Operations, Quality and Human Resources.

It is Dow's policy to adhere to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Dow works to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Dow finds ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste is treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills is considered only after all other options have been thoroughly evaluated. Dow has specific requirements for waste that is transferred to non-Dow facilities, including the periodic auditing of these facilities.

Dow believes third-party verification and transparent public reporting are cornerstones of world-class EH&S performance and building public trust. As such, numerous Dow sites in Europe, Latin America, Asia Pacific and North America have received third-party verification of Dow's compliance with Responsible Care® and with outside specifications such as ISO-14001. Dow continues to be a global champion of Responsible Care® and has worked to broaden the application and impact of Responsible Care® around the world through engagement with suppliers, customers and joint venture partners.

Dow's EH&S policies helped the Company achieve excellent EH&S performance in 2012. Dow's injury/illness rates and process safety performance were excellent in 2012, and the Company is favorably positioned to achieve its 2015 sustainability goals in these key areas. Further improvement in these areas, as well as environmental compliance, remains a top management priority, with initiatives underway to further improve performance and compliance in 2013.

Detailed information on Dow's performance regarding environmental matters and goals can be found online on Dow's Sustainability webpage at *www.dow.com*. The Company's website and its content are not deemed incorporated by reference into this report.

Chemical Security

Public and political attention continues to be placed on the protection of critical infrastructure, including the chemical industry, from security threats. Terrorist attacks and natural disasters have increased concern about the security and safety of chemical production and distribution. Many, including Dow and the American Chemistry Council, have called for uniform risk-based and performance-based national standards for securing the U.S. chemical industry. The Maritime Transportation Security Act ("MTSA") of 2002 and its regulations further set forth risk-based and performance-based standards that must be met at U.S. Coast Guard-regulated facilities. U.S. Chemical Plant Security legislation was passed in 2006 and the Department of Homeland Security ("DHS") is now implementing the regulations known as the Chemical Facility Anti-Terrorism Standards. The Company is complying with the requirements of the Rail Transportation Security Rule issued by the U.S. Transportation Security Administration ("TSA"). Dow continues to support uniform risk-based national standards for securing the chemical industry.

The focus on security is not new to Dow. A comprehensive, multi-level security plan for the Company has been maintained since 1988. This plan, which has been activated in response to significant world and national events since then, is reviewed on an annual basis. Dow continues to improve its security plans, placing emphasis on the safety of Dow communities and people by being prepared to meet risks at any level and to address both internal and external identifiable risks. The security plan includes regular vulnerability assessments, security audits, mitigation efforts and physical security upgrades designed to reduce vulnerability. Dow's security plans also are developed to avert interruptions of normal business work operations that could materially and adversely affect the Company's results of operations, liquidity and financial condition.

Dow played a key role in the development and implementation of the American Chemistry Council's Responsible Care® Security Code, which requires that all aspects of security – including facility, transportation and cyberspace – be assessed and gaps addressed. Through the Company's global implementation of the Security Code, Dow has permanently heightened the level of security – not just in the United States, but worldwide. Dow employs several hundred employees and contractors in its Emergency Services and Security department worldwide.

Through the implementation of the Security Code, including voluntary security enhancements and upgrades made since 2002, Dow is well-positioned to comply with the new U.S. chemical facility regulations and other regulatory security frameworks. In addition, Dow was the first chemical company to receive coverage under the Support Anti-terrorism by Fostering Effective Technologies Act ("SAFETY Act") from the DHS in 2007 for the Company's MTSA regulated sites, and the first to receive coverage under the SAFETY Act in 2008 for the Company's Rail Transportation Security Services. This unprecedented certification helps validate Dow's efforts and provides additional liability coverage in the event of a terrorist attack.

Dow continues to work collaboratively across the supply chain on Responsible Care®, Supply Chain Design, Emergency Preparedness, Shipment Visibility and transportation of hazardous materials. Dow is cooperating with public and private entities to lead the implementation of advanced tank car design, and track and trace technologies. Further, Dow's Distribution Risk Review process that has been in place for decades was expanded to address potential threats in all modes of transportation across the Company's supply chain. To reduce vulnerabilities, Dow maintains security measures that meet or exceed regulatory and industry security standards in all areas in which the Company operates.

Dow continually works to strengthen partnerships with local responders, law enforcement and security agencies, and to enhance confidence in the integrity of the Company's security and risk management program, as well as strengthen its preparedness and response capabilities. Dow also works closely with its supply chain partners and strives to educate lawmakers, regulators and communities about the Company's resolve and actions to date that mitigate security and crisis threats.

Climate Change
Dow will continue to focus on managing its energy and greenhouse gas ("GHG") emissions footprint and delivering solutions to help our customers manage theirs. Through its science and technology capabilities, Dow is committed to bringing solutions to enable a sustainable energy future by producing products that help others reduce GHG emissions, such as lightweight plastics for automobiles and insulation for energy efficient homes and appliances. For example, Dow's building insulation materials and air-sealing products can save up to 20 percent on heating and cooling costs and significantly reduces GHG emissions. The Company's STYROFOAM™ insulation is installed in over 20 million buildings worldwide, saving over $10 billion in energy costs annually. Dow's DOWTHERM™A heat transfer fluids are used in 14 large, concentrating solar power plants, with a total capacity of over 700 megawatts. These plants will provide power for the equivalent of approximately 415,000 homes and save 1.6 million metric tons of GHG emissions per year.

Through corporate energy efficiency programs and focused GHG management efforts, the Company has significantly reduced its GHG emissions footprint. The Company's manufacturing energy intensity, measured in Btu per pound of product, has improved more than 40 percent since 1990, saving the Company a cumulative $25 billion and 5,400 trillion Btus. Since 1990, Dow has prevented over 200 million metric tons of GHG emissions entering the atmosphere, reducing the Company's absolute emissions footprint by more than 30 percent. As part of our 2015 Sustainability Goals, Dow will maintain GHG emissions below 2006 levels on an absolute basis for all GHGs.

Dow is studying the life cycle impact of its products on climate change and additional global projects that could improve the Company's overall GHG emissions footprint. The Company has some units subject to the European Union's Emissions Trading Scheme ("EU ETS"); however, the Company has not experienced any considerable impact in regard to regulated GHG emissions from the EU ETS. Dow will continue to evaluate and monitor future developments that may affect operations in the region.

Dow's Energy & Climate Change Policy and Issue Management Team is tasked with developing and implementing a comprehensive strategy that addresses the challenges of climate change and energy security and is advocating an international framework that establishes clear pathways to help slow, stop and reverse the rate of GHG emissions globally.

Environmental Remediation
Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and existing technologies. The nature of such remediation includes, for example, the management of soil and groundwater contamination and the closure of contaminated landfills and other waste management facilities. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. The accounting policies adopted to properly reflect the monetary impacts of environmental matters are discussed in Note 1 to the Consolidated Financial Statements. To assess the impact on the financial statements, environmental experts review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Dow had an accrued liability of $685 million at December 31, 2012, related to the remediation of current or former Dow-owned sites. At December 31, 2011, the liability related to remediation was $664 million.

In addition to current and former Dow-owned sites, under the Federal Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as "Superfund Law"), Dow is liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Because Superfund Law imposes joint and several liability upon each party at a site, Dow has evaluated its potential liability in light of the number of other companies that also have been named potentially responsible parties ("PRPs") at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share. The Company's remaining liability for the remediation of Superfund sites was $69 million at December 31, 2012 ($69 million at December 31, 2011). The Company has not recorded any third-party recovery related to these sites as a receivable.

Information regarding environmental sites is provided below:

Environmental Sites	*Dow-owned Sites (1)*		*Superfund Sites (2)*	
	2012	*2011*	*2012*	*2011*
Number of sites at January 1	286	289	120	120
Sites added during year	8	3	11	5
Sites closed during year	(4)	(6)	(5)	(5)
Number of sites at December 31	290	286	126	120

(1) Dow-owned sites are sites currently or formerly owned by Dow, where remediation obligations are imposed in the United States by the Resource Conservation Recovery Act or analogous state law. 150 of these sites were formerly owned by Dowell Schlumberger, Inc., a group of companies in which the Company previously owned a 50-percent interest. Dow sold its interest in Dowell Schlumberger in 1992.

(2) Superfund sites are sites, including sites not owned by Dow, where remediation obligations are imposed by Superfund Law.

Additional information is provided below for the Company's manufacturing sites in Freeport, Texas; Midland, Michigan; Philadelphia, Pennsylvania; and Camaçari, Brazil, the sites for which the Company has the largest environmental remediation accruals; as well as a Superfund site in Wood-Ridge, New Jersey.

From the start of operations at the Freeport site in the 1940s until the mid-1970s, manufacturing wastes were typically placed in on-site pits and landfills. The resulting soil and groundwater contamination is being assessed and remediated under the provisions of the Resource Conservation and Recovery Act ("RCRA"), in concert with the state of Texas. At December 31, 2012, the Company had an accrual of $31 million ($29 million at December 31, 2011) related to environmental remediation at the Freeport manufacturing site. In 2012, $5 million ($6 million in 2011) was spent on environmental remediation at the Freeport site.

Similar to the Freeport site, in the early days of operations at the Midland site, manufacturing wastes were usually disposed of on-site, resulting in soil and groundwater contamination, which has been contained and managed on-site under a series of RCRA permits and regulatory agreements. The most recent Hazardous Waste Operating License for the Midland site, issued in 2003, also included provisions for the Company to conduct an investigation to determine the nature and extent of off-site contamination from historic Midland site operations. The scope of the investigation includes the City of Midland area soils; the Tittabawassee and Saginaw River sediment and floodplain soils; and the Saginaw Bay, and requires the Company to conduct interim response actions. In January 2010, the Company, the U.S. Environmental Protection Agency ("EPA") and the State of Michigan ("State") entered into an administrative order on consent that requires the Company to conduct a remedial investigation, a feasibility study and a remedial design for the Tittabawassee River, the Saginaw River and the Saginaw Bay, and will pay the oversight costs of the EPA and the State under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act Administrative Order. See Note 14 to the Consolidated Financial Statements for additional information. At December 31, 2012, the Company had an accrual of $85 million ($81 million at December 31, 2011) for environmental remediation and investigation associated with the Midland site. In 2012, the Company spent $24 million ($16 million in 2011) on environmental remediation at the Midland site.

On April 1, 2009, the Company acquired Rohm and Haas' Philadelphia Plant, which has been an industrial site since the early 1700s, and since the 1920s used by Rohm and Haas for the manufacture of a wide range of chemical products. Chemical disposal practices in the early years resulted in soil and groundwater contamination at the site and in the sediments of the adjacent Frankford Inlet. The site has undergone a number of investigations and interim cleanup measures under the RCRA Corrective Action Program and, in 2009, was transferred to the regulatory management of the Pennsylvania One Cleanup Program. At December 31, 2012, the Company had an accrual of $57 million ($57 million at December 31, 2011) for environmental remediation at the Philadelphia Plant. In 2012, the Company spent $1 million ($1 million in 2011) on environmental remediation at the Philadelphia Plant.

Rohm and Haas is a PRP at the Wood-Ridge, New Jersey Ventron/Velsicol Superfund Site, and the adjacent Berry's Creek Study Area ("BCSA"). Rohm and Haas is a successor in interest to a company that owned and operated a mercury processing facility, where wastewater and waste handling resulted in contamination of soils and adjacent creek sediments. Remediation of the upland portions of the Ventron/Velsicol site was completed in 2011. Currently, the Berry's Creek Study Area PRP group is undertaking a multi-stage Remedial Investigation/Feasibility Study ("RI/FS") to identify contamination in surface water, sediment and biota related to numerous contaminated sites in the Berry's Creek watershed. The RI/FS eventually will support a remedial action plan for the BCSA and is expected to require several more years to complete. At December 31, 2012, the

Company had an accrual of $15 million ($15 million at December 31, 2011) for environmental remediation at the Wood-Ridge sites. In 2012, the Company spent $4 million ($9 million in 2011) on environmental remediation at the two Wood-Ridge sites.

Dow Brasil S.A. acquired a toluene diisocyanate ("TDI") manufacturing plant located within the Camaçari, Brazil petrochemical complex from Pronor in 1998. Since the acquisition, the TDI plant has undergone a number of environmental investigations that indicate that pre-acquisition materials/waste management practices resulted in extensive soil and groundwater contamination with mono and dichlorobenzenes, dinitrotoluene, and toluene, among other compounds. Additional investigation is needed to further delineate the vertical limits of soil and groundwater impacts. An initial accrual was recorded in December 2011 in the amount of $50 million to address environmental remediation of soils and long-term groundwater remediation at the site. At December 31, 2012, the Company had an accrual of $44 million ($52 million at December 31, 2011) for environmental remediation at the Camaçari TDI manufacturing site. In 2012, the Company spent less than $1 million ($1 million in 2011) on environmental remediation at the Camaçari TDI manufacturing site.

In total, the Company's accrued liability for probable environmental remediation and restoration costs was $754 million at December 31, 2012, compared with $733 million at the end of 2011. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows. It is the opinion of the Company's management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Company's results of operations, financial condition and cash flows.

The amounts charged to income on a pretax basis related to environmental remediation totaled $197 million in 2012, $261 million in 2011 and $158 million in 2010. The amounts charged to income on a pretax basis related to operating the Company's current pollution abatement facilities totaled $717 million in 2012, $744 million in 2011 and $706 million in 2010. Capital expenditures for environmental protection were $145 million in 2012, $170 million in 2011 and $173 million in 2010.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

The table below provides information regarding asbestos-related claims filed against Union Carbide and Amchem based on criteria developed by Union Carbide and its external consultants.

	2012	*2011*	*2010*
Claims unresolved at January 1	53,225	62,582	75,030
Claims filed	9,627	7,810	7,731
Claims settled, dismissed or otherwise resolved	(29,403)	(17,167)	(20,179)
Claims unresolved at December 31	33,449	53,225	62,582
Claimants with claims against both UCC and Amchem	(9,542)	(16,304)	(18,890)
Individual claimants at December 31	23,907	36,921	43,692

Plaintiffs' lawyers often sue numerous defendants in individual lawsuits or on behalf of numerous claimants. As a result, the damages alleged are not expressly identified as to Union Carbide, Amchem or any other particular defendant, even when specific damages are alleged with respect to a specific disease or injury. In fact, there are no personal injury cases in which only Union Carbide and/or Amchem are the sole named defendants. For these reasons and based upon Union Carbide's litigation and settlement experience, Union Carbide does not consider the damages alleged against Union Carbide and Amchem to be a meaningful factor in its determination of any potential asbestos-related liability.

For additional information see Part I, Item 3. Legal Proceedings and Asbestos-Related Matters in Note 14 to the Consolidated Financial Statements.

Matters Involving the Formation of K-Dow Petrochemicals

Introduction

On December 13, 2007, the Company and Petrochemical Industries Company (K.S.C.) ("PIC") of Kuwait, a wholly owned subsidiary of Kuwait Petroleum Corporation, announced plans to form a 50:50 global petrochemicals joint venture. The proposed joint venture, K-Dow Petrochemicals ("K-Dow"), was expected to have revenues of more than $11 billion and employ more than 5,000 people worldwide.

On November 28, 2008, the Company entered into a Joint Venture Formation Agreement (the "JVFA") with PIC that provided for the establishment of K-Dow. To form the joint venture, the Company would transfer by way of contribution and sale to K-Dow, assets used in the research, development, manufacture, distribution, marketing and sale of polyethylene, polypropylene, polycarbonate, polycarbonate compounds and blends, ethyleneamines, ethanolamines, and related licensing and catalyst technologies; and K-Dow would assume certain related liabilities. PIC would receive a 50 percent equity interest in K-Dow in exchange for the payment by PIC of the initial purchase price, estimated to be $7.5 billion. The purchase price was subject to certain post-closing adjustments.

Failure to Close

On December 31, 2008, the Company received a written notice from PIC with respect to the JVFA advising the Company of PIC's position that certain conditions to closing were not satisfied and, therefore, PIC was not obligated to close the transaction. On January 2, 2009, PIC refused to close the K-Dow transaction in accordance with the JVFA. The Company disagreed with the characterizations and conclusions expressed by PIC in the written notice and the Company informed PIC that it breached the JVFA. On January 6, 2009, the Company announced that it would seek to fully enforce its rights under the terms of the JVFA and various related agreements.

Arbitration

The Company's claims against PIC were subject to an agreement between the parties to arbitrate under the Rules of Arbitration of the International Court of Arbitration of the International Chamber of Commerce ("ICC"). On February 18, 2009, the Company initiated arbitration proceedings against PIC alleging that PIC breached the JVFA by failing to close the transaction on January 2, 2009, and as a result, Dow suffered substantial damages.

On May 24, 2012, the ICC released to the parties a unanimous Partial Award in favor of the Company on both liability and damages. A three-member arbitration Tribunal found that PIC breached the JVFA by not closing K-Dow on January 2, 2009, and awarded the Company $2.16 billion in damages, not including pre- and post-award interest and arbitration costs.

On June 15, 2012, PIC filed an application for remand under the English Arbitration Act of 1996 ("Remand Application") in the High Court of Justice in London ("High Court"). In its Remand Application, PIC did not challenge the Tribunal's finding of liability but it requested that the High Court remand the case back to the Tribunal for further consideration of the Company's claim for consequential damages. On October 11, 2012, the High Court ruled in favor of the Company and dismissed PIC's Remand Application; and on October 19, 2012, the High Court denied PIC's request for leave to appeal its ruling, bringing an end to PIC's Remand Application.

The ICC is expected to issue a Final Award covering the Company's substantial claim for pre- and post-award interest and arbitration costs in early 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Dow's business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, that enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per the accounting guidance related to derivatives and hedging activities, where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to the Company's results.

The global nature of Dow's business requires active participation in the foreign exchange markets. As a result of investments, production facilities and other operations on a global basis, the Company has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of the Company's foreign exchange risk management is to optimize the U.S. dollar value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. To achieve this objective, the Company hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps, and nonderivative instruments in foreign currencies. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The largest exposures are denominated in European currencies, the Japanese yen and the Canadian dollar, although exposures also exist in other currencies of Asia Pacific, Latin America, and India, Middle East and Africa.

The main objective of interest rate risk management is to reduce the total funding cost to the Company and to alter the interest rate exposure to the desired risk profile. Dow uses interest rate swaps, "swaptions," and exchange-traded instruments to accomplish this objective. The Company's primary exposure is to the U.S. dollar yield curve.

Dow has a portfolio of equity securities derived primarily from the investment activities of its insurance subsidiaries. This exposure is managed in a manner consistent with the Company's market risk policies and procedures.

Inherent in Dow's business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Feedstocks for ethylene production and natural gas constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks when feasible.

Dow uses value at risk ("VAR"), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. The VAR methodology used by the Company is a historical simulation model which captures co-movements in market rates across different instruments and market risk exposure categories. The historical simulation model uses a 97.5 percent confidence level and the historical scenario period includes at least six months of historical data. The 2012 and 2011 year-end and average daily VAR for the aggregate of all positions are shown below. These amounts are immaterial relative to the total equity of the Company:

Total Daily VAR by Exposure Type at December 31	*2012*		*2011*	
In millions	*Year-end*	*Average*	*Year-end*	*Average*
Foreign exchange	$ 1	$ 2	$ 2	$ 2
Interest rate	$ 159	$ 166	$ 286	$ 199
Equities	$ 12	$ 14	$ 29	$ 20
Commodities	$ 7	$ 8	$ 4	$ 4
Composite	$ 159	$ 176	$ 300	$ 220

The Company's daily VAR for the aggregate of all positions decreased from a composite VAR of $300 million at December 31, 2011 to a composite VAR of $159 million at December 31, 2012. The decrease in composite VAR is primarily due to the combined effect of reduced outstanding debt and lower interest rate volatility. The equities VAR declined due to a decrease in equity volatility despite an increase in the size of the exposure. Despite an increase in net exposure, the foreign exchange VAR declined due to a decrease in volatility. The commodities VAR is higher due to the increase in both volatility and exposure.

See Note 10 to the Consolidated Financial Statements for further disclosure regarding market risk.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Dow Chemical Company:

We have audited the accompanying consolidated balance sheets of The Dow Chemical Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dow Chemical Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Midland, Michigan
February 15, 2013

The Dow Chemical Company and Subsidiaries
Consolidated Statements of Income

(In millions, except per share amounts) For the years ended December 31		2012		2011		2010
Net Sales	$	56,786	$	59,985	$	53,674
Cost of sales		47,792		51,029		45,780
Research and development expenses		1,708		1,646		1,660
Selling, general and administrative expenses		2,861		2,788		2,609
Amortization of intangibles		478		496		509
Goodwill impairment loss		220		—		—
Restructuring charges		1,343		—		26
Acquisition-related integration expenses		—		31		143
Asbestos-related credit		—		—		54
Equity in earnings of nonconsolidated affiliates		536		1,223		1,112
Sundry income (expense) - net		(27)		(316)		125
Interest income		41		40		37
Interest expense and amortization of debt discount		1,269		1,341		1,473
Income Before Income Taxes		1,665		3,601		2,802
Provision for income taxes		565		817		481
Net Income		1,100		2,784		2,321
Net income (loss) attributable to noncontrolling interests		(82)		42		11
Net Income Attributable to The Dow Chemical Company		1,182		2,742		2,310
Preferred stock dividends		340		340		340
Net Income Available for The Dow Chemical Company Common Stockholders	$	842	$	2,402	$	1,970

Per Common Share Data:						
Earnings per common share - basic	$	0.71	$	2.06	$	1.75
Earnings per common share - diluted	$	0.70	$	2.05	$	1.72
Common stock dividends declared per share of common stock	$	1.21	$	0.90	$	0.60
Weighted-average common shares outstanding - basic		1,169.7		1,149.0		1,125.9
Weighted-average common shares outstanding - diluted		1,176.4		1,158.2		1,143.8

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(In millions) For the years ended December 31	2012	2011	2010
Net Income	$ 1,100	$ 2,784	$ 2,321
Other Comprehensive Loss, Net of Tax (tax amounts shown below for 2012, 2011, 2010)			
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) during the period (net of tax of $35, $(13), $12)	74	(19)	17
Less: Reclassification adjustments for net amounts included in net income (net of tax of $(3), $(8), $8)	(5)	(14)	15
Cumulative translation adjustments (net of tax of $(97), $26, $57)	256	(295)	(257)
Pension and other postretirement benefit plans:			
Prior service credit (cost) arising during period (net of tax of $0, $(1), $0)	—	1	(2)
Net loss arising during period (net of tax of $(1,037), $(657), $(193))	(2,222)	(1,524)	(485)
Less: Amortization of prior service cost included in net periodic pension costs (net of tax of $7, $8, $13)	15	19	25
Less: Amortization of net loss included in net periodic pension costs (net of tax of $174, $130, $92)	346	241	178
Net gains (losses) on cash flow hedging derivative instruments (net of tax of $13, $(4), $2)	16	(6)	2
Total other comprehensive loss	(1,520)	(1,597)	(507)
Comprehensive Income (Loss)	(420)	1,187	1,814
Comprehensive income (loss) attributable to noncontrolling interests, net of tax	(82)	42	11
Comprehensive Income (Loss) Attributable to The Dow Chemical Company	$ (338)	$ 1,145	$ 1,803

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Balance Sheets

(In millions, except share amounts) At December 31	2012	2011
Assets		
Current Assets		
Cash and cash equivalents (variable interest entities restricted - 2012: $146; 2011: $170)	$ 4,318	$ 5,444
Marketable securities and interest-bearing deposits	—	2
Accounts and notes receivable:		
Trade (net of allowance for doubtful receivables - 2012: $121; 2011: $121)	5,074	4,900
Other	4,605	4,726
Inventories	8,476	7,577
Deferred income tax assets - current	877	471
Other current assets	334	302
Total current assets	23,684	23,422
Investments		
Investment in nonconsolidated affiliates	4,121	3,405
Other investments (investments carried at fair value - 2012: $2,061; 2011: $2,008)	2,565	2,508
Noncurrent receivables	313	1,144
Total investments	6,999	7,057
Property		
Property	54,366	52,216
Less accumulated depreciation	36,846	34,917
Net property (variable interest entities restricted - 2012: $2,554; 2011: $2,169)	17,520	17,299
Other Assets		
Goodwill	12,739	12,930
Other intangible assets (net of accumulated amortization - 2012: $2,785; 2011: $2,349)	4,711	5,061
Deferred income tax assets - noncurrent	3,333	2,559
Asbestos-related insurance receivables - noncurrent	155	172
Deferred charges and other assets	464	724
Total other assets	21,402	21,446
Total Assets	$ 69,605	$ 69,224
Liabilities and Equity		
Current Liabilities		
Notes payable	$ 396	$ 541
Long-term debt due within one year	672	2,749
Accounts payable:		
Trade	5,010	4,778
Other	2,327	2,216
Income taxes payable	251	382
Deferred income tax liabilities - current	95	129
Dividends payable	86	376
Accrued and other current liabilities	2,656	2,463
Total current liabilities	11,493	13,634
Long-Term Debt (variable interest entities nonrecourse - 2012: $1,406; 2011: $1,138)	19,919	18,310
Other Noncurrent Liabilities		
Deferred income tax liabilities - noncurrent	837	1,091
Pension and other postretirement benefits - noncurrent	11,459	9,034
Asbestos-related liabilities - noncurrent	530	608
Other noncurrent obligations	3,353	3,109
Total other noncurrent liabilities	16,179	13,842
Redeemable Noncontrolling Interest	147	147
Stockholders' Equity		
Preferred stock, series A ($1.00 par, $1,000 liquidation preference, 4,000,000 shares)	4,000	4,000
Common stock (authorized 1,500,000,000 shares of $2.50 par value each; issued 2012: 1,203,292,822 shares; 2011: 1,184,562,287 shares)	3,008	2,961
Additional paid-in capital	3,281	2,663
Retained earnings	18,495	19,087
Accumulated other comprehensive loss	(7,516)	(5,996)
Unearned ESOP shares	(391)	(434)
Treasury stock at cost (2012: zero shares; 2011: zero shares)	—	—
The Dow Chemical Company's stockholders' equity	20,877	22,281
Noncontrolling interests	990	1,010
Total equity	21,867	23,291
Total Liabilities and Equity	$ 69,605	$ 69,224

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Cash Flows

(In millions) For the years ended December 31	2012	2011	2010
Operating Activities			
Net income	$ 1,100	$ 2,784	$ 2,321
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,698	2,883	2,962
Provision (Credit) for deferred income tax	(465)	1	328
Earnings of nonconsolidated affiliates less than (in excess of) dividends received	287	(207)	(444)
Pension contributions	(903)	(806)	(708)
Net gain on sales of investments	(19)	(39)	—
Net gain on sales of property, businesses and consolidated companies	(74)	(25)	(95)
Other net (gain) loss	48	10	(12)
Net gain on sales of ownership interest in nonconsolidated affiliates	—	(61)	(25)
Goodwill impairment loss	220	—	—
Restructuring charges	1,343	—	26
Loss on early extinguishment of debt	123	482	46
Asbestos-related credit	—	—	(54)
Excess tax benefits from share-based payment arrangements	(76)	(23)	(20)
Changes in assets and liabilities, net of effects of acquired and divested companies:			
Accounts and notes receivable	(2,534)	(2,184)	(1,209)
Proceeds from interests in trade accounts receivable conduits	2,650	1,737	1,038
Inventories	(871)	(702)	(750)
Accounts payable	261	376	495
Other assets and liabilities	287	(347)	203
Cash provided by operating activities	4,075	3,879	4,102
Investing Activities			
Capital expenditures	(2,614)	(2,687)	(2,130)
Construction of assets pending sale / leaseback	—	(113)	—
Proceeds from sale / leaseback of assets	—	119	—
Proceeds from sales of property and businesses	77	670	1,877
Acquisitions of businesses	(2)	(8)	(8)
Purchases of previously leased assets	—	(30)	(45)
Investments in consolidated companies, net of cash acquired	(37)	(218)	(215)
Proceeds from sales of consolidated companies	—	56	74
Investments in and loans to nonconsolidated affiliates	(285)	(248)	(107)
Distributions and loan repayments from nonconsolidated affiliates	130	295	29
Proceeds from sales of ownership interests in nonconsolidated affiliates	—	93	113
Change in restricted cash	—	—	436
Purchases of investments	(509)	(797)	(946)
Proceeds from sales and maturities of investments	553	874	1,057
Cash provided by (used in) investing activities	(2,687)	(1,994)	135
Financing Activities			
Changes in short-term notes payable	(116)	(844)	(700)
Proceeds from notes payable	—	—	84
Payments on notes payable	—	—	(668)
Proceeds from issuance of long-term debt	3,347	3,624	3,131
Payments on long-term debt	(3,988)	(5,337)	(1,387)
Purchases of treasury stock	—	(19)	(14)
Proceeds from issuance of common stock	295	236	181
Proceeds from sales of common stock	—	98	109
Issuance costs for debt and equity securities	(22)	(27)	(12)
Excess tax benefits from share-based payment arrangements	76	23	20
Distributions to noncontrolling interests	(72)	(42)	(8)
Contribution from noncontrolling interests	—	184	100
Dividends paid to stockholders	(2,050)	(1,258)	(1,014)
Cash used in financing activities	(2,530)	(3,362)	(178)
Effect of Exchange Rate Changes on Cash	16	(121)	88
Cash Assumed in Initial Consolidation of Variable Interest Entities	—	3	46
Summary			
Increase (Decrease) in cash and cash equivalents	(1,126)	(1,595)	4,193
Cash and cash equivalents at beginning of year	5,444	7,039	2,846
Cash and cash equivalents at end of year	$ 4,318	$ 5,444	$ 7,039

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Equity

(In millions) For the years ended December 31	2012	2011	2010
Preferred Stock			
Balance at beginning of year and end of year	4,000	4,000	4,000
Common Stock			
Balance at beginning of year	2,961	2,931	2,906
Common stock issued	47	30	25
Balance at end of year	3,008	2,961	2,931
Additional Paid-in Capital			
Balance at beginning of year	2,663	2,286	1,913
Common stock issued	248	206	156
Stock-based compensation and allocation of ESOP shares	370	171	217
Balance at end of year	3,281	2,663	2,286
Retained Earnings			
Balance at beginning of year	19,087	17,736	16,704
Net income available for The Dow Chemical Company common stockholders	842	2,402	1,970
Dividends declared on common stock (per share: $1.21 in 2012, $0.90 in 2011 and $0.60 in 2010)	(1,419)	(1,037)	(677)
Other	(15)	(14)	(13)
Impact of adoption of ASU 2009-17, net of tax	—	—	(248)
Balance at end of year	18,495	19,087	17,736
Accumulated Other Comprehensive Loss			
Balance at beginning of year	(5,996)	(4,399)	(3,892)
Other comprehensive loss	(1,520)	(1,597)	(507)
Balance at end of year	(7,516)	(5,996)	(4,399)
Unearned ESOP Shares			
Balance at beginning of year	(434)	(476)	(519)
Shares acquired	(11)	(5)	(1)
Shares allocated to ESOP participants	54	47	44
Balance at end of year	(391)	(434)	(476)
Treasury Stock			
Balance at beginning of year	—	(239)	(557)
Purchases	—	(19)	(14)
Issuance to employees and employee plans	—	258	332
Balance at end of year	—	—	(239)
The Dow Chemical Company's Stockholders' Equity	20,877	22,281	21,839
Noncontrolling Interests			
Balance at beginning of year	1,010	803	569
Net income (loss) attributable to noncontrolling interests	(82)	42	11
Distributions to noncontrolling interests	(73)	(43)	(8)
Capital contributions (noncash capital contributions - 2012: $97; 2011: $0; 2010: $0)	97	37	—
Consolidation of variable interest entities	37	31	109
Conversion of note payable to preferred shares of a subsidiary	—	158	—
Impact of adoption of ASU 2009-17	—	—	100
Other	1	(18)	22
Balance at end of year	990	1,010	803
Total Equity	$ 21,867	$ 23,291	$ 22,642

See Notes to the Consolidated Financial Statements.

Table of Contents

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company") were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) are accounted for using the equity method.

Certain reclassifications of prior years' footnote disclosure amounts have been made to conform to the 2012 presentation.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets in "Accumulated other comprehensive income (loss)" ("AOCI"). Where the U.S. dollar is used as the functional currency or when the foreign subsidiary operates in a hyper-inflationary environment, foreign currency translation gains and losses are reflected in income.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets in "Accrued and other current liabilities" and "Other noncurrent obligations" at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the consolidated balance sheets as "Accounts and notes receivable - Other."

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and investments with maturities of three months or less at the time of purchase.

Financial Instruments

The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), the Company uses standard pricing models with market-based inputs that take into account the present value of estimated future cash flows.

The Company utilizes derivatives to manage exposures to currency exchange rates, commodity prices and interest rate risk. The fair values of all derivatives are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment.

Gains and losses on derivatives that are designated and qualify as cash flow hedging instruments are recorded in AOCI, to the extent the hedges are effective, until the underlying transactions are recognized in income. To the extent effective, gains and losses on derivative and nonderivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI as part of the cumulative translation adjustment. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Gains and losses on derivatives designated and qualifying as fair value hedging instruments, as well as the offsetting losses and gains on the hedged items, are reported in income in the same accounting period. Derivatives not designated as hedging instruments are marked-to-market at the end of each accounting period with the results included in income.

Inventories

Inventories are stated at the lower of cost or market. The method of determining cost for each subsidiary varies among last-in, first-out ("LIFO"); first-in, first-out ("FIFO"); and average cost, and is used consistently from year to year.

The Company routinely exchanges and swaps raw materials and finished goods with other companies to reduce delivery time, freight and other transportation costs. These transactions are treated as non-monetary exchanges and are valued at cost.

Property

Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method, unless the asset was capitalized before 1997 when the declining balance method was used. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Impairment and Disposal of Long-Lived Assets
The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value based on bids received from third parties or a discounted cash flow analysis based on market participant assumptions.

Long-lived assets to be disposed of by sale are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of and reported at the lower of carrying amount or fair value, and depreciation is recognized over the remaining useful life of the assets.

Goodwill and Other Intangible Assets
The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. The Company primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. See Note 9 for further information on goodwill.

Finite-lived intangible assets such as purchased customer lists, licenses, intellectual property, patents, trademarks and software, are amortized over their estimated useful lives, generally on a straight-line basis for periods ranging primarily from three to twenty years. Finite-lived intangible assets are reviewed for impairment or obsolescence annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows.

Asset Retirement Obligations
The Company records asset retirement obligations as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The fair values of obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in present value. Costs associated with the liabilities are capitalized and amortized over the estimated remaining useful life of the asset, generally for periods of 10 years or less.

Investments
Investments in debt and marketable equity securities (including warrants), primarily held by the Company's insurance operations, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses related to mark-to-market adjustments included in income. Those classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. The cost of investments sold is determined by specific identification. The Company routinely reviews available-for-sale and held-to-maturity securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value, establishing a new cost basis.

Revenue
Sales are recognized when the revenue is realized or realizable, and the earnings process is complete. Approximately 99 percent of the Company's sales in 2012 related to sales of product (99 percent in 2011 and 99 percent in 2010). The remaining 1 percent in 2012 related to the Company's service offerings, insurance operations, and licensing of patents and technology (1 percent in 2011 and 1 percent in 2010). Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. As such, title to the product passes when the product is delivered to the freight carrier. Dow's standard terms of delivery are included in its contracts of sale, order confirmation documents and invoices. Freight costs and any directly related costs of transporting finished product to customers are recorded as "Cost of sales" in the consolidated statements of income.

Revenue related to the Company's insurance operations includes third-party insurance premiums, which are earned over the terms of the related insurance policies and reinsurance contracts. Revenue related to the initial licensing of patents and technology is recognized when earned; revenue related to running royalties is recognized according to licensee production levels.

Legal Costs

The Company expenses legal costs as incurred. Accruals for legal matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Severance Costs

The Company routinely reviews its operations around the world in an effort to ensure competitiveness across its businesses and geographic areas. When the reviews result in a workforce reduction related to the shutdown of facilities or other optimization activities, severance benefits are provided to employees primarily under Dow's ongoing benefit arrangements. These severance costs are accrued once management commits to a plan of termination including the number of employees to be terminated, their job classifications or functions, their locations and the expected termination date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. The effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that includes the enactment date.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. The current portion of uncertain income tax positions is included in "Income taxes payable" and the long-term portion is included in "Other noncurrent obligations" in the consolidated balance sheets.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of the Company's common shares outstanding for the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive.

NOTE 2 – RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

On January 1, 2012, the Company adopted Accounting Standards Update ("ASU") 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," as amended by ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This standard improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. See the Consolidated Statements of Comprehensive Income and Note 23 for additional information.

On January 1, 2012, the Company adopted ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). See Note 11 for additional information about fair value measurements.

On September 30, 2011, the Company adopted ASU 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment." This ASU simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company has incorporated this guidance into its goodwill impairment testing for 2012 and 2011. See Note 9 for additional information.

On January 1, 2011, the Company adopted ASU 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force." This ASU amended the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Accounting Guidance Issued But Not Adopted as of December 31, 2012

In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities," which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company is currently evaluating the impact of adopting this guidance.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3 – RESTRUCTURING

4Q12 Restructuring

On October 23, 2012, the Company's Board of Directors approved a restructuring plan ("4Q12 Restructuring") to advance the next stage of the Company's transformation and to address macroeconomic uncertainties. The restructuring plan accelerates the Company's structural cost reduction program and will affect approximately 2,850 positions and result in the shutdown of approximately 20 manufacturing facilities. These actions are expected to be completed during the next two years.

As a result of the 4Q12 Restructuring activities, the Company recorded pretax restructuring charges of $990 million in the fourth quarter of 2012 consisting of costs associated with exit or disposal activities of $39 million, severance costs of $375 million and asset write-downs and write-offs of $576 million. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and reflected in the Company's segments results as shown in the following table.

4Q12 Restructuring Charges by Operating Segment In millions	*Costs Associated with Exit or Disposal Activities*	*Severance Costs*	*Impairment of Long-Lived Assets, Other Assets and Equity Method Investments*	*Total*
Electronic and Functional Materials	$ 5	$ —	$ 43	$ 48
Coatings and Infrastructure Solutions	—	—	16	16
Performance Materials	14	—	178	192
Performance Plastics	7	—	19	26
Feedstocks and Energy	—	—	7	7
Corporate	13	375	313	701
Total	$ 39	$ 375	$ 576	$ 990

Details regarding the components of the 4Q12 Restructuring charges are discussed below:

Costs Associated with Exit or Disposal Activities
The restructuring charges for costs associated with exit or disposal activities totaled $39 million in the fourth quarter of 2012 and included $9 million of curtailment costs associated with other postretirement benefit plans, impacting Corporate; contract cancellation fees of $25 million, impacting Performance Materials ($13 million), Performance Plastics ($7 million), Electronic and Functional Materials ($5 million); and environmental remediation of $5 million impacting Performance Materials ($1 million) and Corporate ($4 million).

Severance Costs
The restructuring charges in the fourth quarter of 2012 included severance of $375 million for the separation of approximately 2,850 employees under the terms of the Company's ongoing benefit arrangements, primarily over the next two years. These costs were charged against Corporate. At December 31, 2012, severance of $8 million had been paid and a liability of $367 million remained for 2,767 employees.

Impairment of Long-Lived Assets, Other Assets and Equity Method Investments
The restructuring charges related to the write-down and write-off of assets in the fourth quarter of 2012 totaled $576 million. Details regarding the write-downs and write-offs are as follows:

- As a result of weak global demand for lithium-ion batteries, the Company recorded a pretax impairment charge of $303 million related to the write-down of Dow Kokam LLC's long-lived assets, impacting Corporate. At the time of the impairment, Dow had a 63.6 percent ownership interest in Dow Kokam LLC. The impact to Dow, after adjustments for income taxes and the portion attributable to noncontrolling interests, is $189 million.

- In response to global economic conditions and competitive dynamics, the decision was made to shut down and/or consolidate a number of manufacturing facilities, with an impact of $246 million, summarized as follows:

  - A Dow Automotive Systems Diesel Particulate Filters manufacturing facility in Midland, Michigan was shut down, resulting in the write-down of assets associated with this facility of $114 million, impacting the Performance Materials segment. The facility was shut down in the fourth quarter of 2012.

  - Certain Oxygenated Solvents manufacturing facilities in Texas City, Texas were consolidated and/or shutdown, resulting in an asset write-down of $36 million against the Performance Materials segment. The assets were shut down in the fourth quarter of 2012.

  - A Sodium Borhidrate manufacturing facility in Delfzijl, The Netherlands will be shut down in the fourth quarter of 2013. An asset write-down of $17 million was recorded against the Electronic and Functional Materials segment.

- Two Interconnect Technologies manufacturing facilities, one in Lucerne, Switzerland and the other in Marlborough, Massachusetts, will be shut down, resulting in a charge related to the write-down of assets of $13 million against the Electronics and Functional Materials segment. The manufacturing facility in Massachusetts will shut down in the fourth quarter of 2013; the manufacturing facility in Switzerland will shut down in the fourth quarter of 2014.

- A polyethylene manufacturing facility in Tessenderlo, Belgium will be shut down in the first quarter of 2013. As a result, an asset write-down of $10 million was recorded against the Performance Plastics segment.

- Certain Building and Construction manufacturing assets in Midland, Michigan were shut down in the fourth quarter of 2012. As a result, an asset write-down of $9 million was recorded against the Coatings and Infrastructure Solutions segment.

- Formulated Systems manufacturing capacity will be consolidated in the United States, resulting in the shut down of a Solon, Ohio manufacturing facility and an asset write-down of $5 million, impacting the Performance Materials segment. The manufacturing facility will shut down in the fourth quarter of 2013.

- The decision was made to shut down a number of small manufacturing, research and development, and administrative facilities to optimize the assets of the Company. Write-downs of $42 million were recorded in the fourth quarter of 2012, impacting Performance Materials ($20 million), Electronic and Functional Materials ($13 million), Coatings and Infrastructure Solutions ($4 million) and Corporate ($5 million). These facilities will be shut down no later than the fourth quarter of of 2014.

- Certain capital projects were canceled resulting in the write-off of project spending of $8 million against the Feedstocks and Energy ($7 million) and Coatings and Infrastructure Solutions ($1 million) segments.

- Due to a change in the Company's strategy regarding its ownership in Nippon Unicar Company Limited ("NUC"), a 50:50 joint venture, the Company determined its equity investment in NUC to be other-than-temporarily impaired and recorded a $9 million write-down of its interest in NUC against the Performance Plastics segment.

- The fourth quarter of 2012 restructuring charge also included the write-off of other assets associated with plant closures totaling $10 million. These charges are reflected in the results of the operating segments impacted by the restructuring activities.

The following table summarizes the activities related to the Company's 4Q12 Restructuring reserve:

4Q12 Restructuring Activities In millions	*Costs Associated with Exit or Disposal Activities*	*Severance Costs*	*Impairment of Long-Lived Assets, Other Assets and Equity Method Investments*	*Total*
Restructuring charges recognized in the fourth quarter of 2012	$ 39	$ 375	$ 576	$ 990
Charges against the reserve	(9)	—	(576)	(585)
Cash payments	—	(8)	—	(8)
Reserve balance at December 31, 2012	$ 30	$ 367	$ —	$ 397

The reserve balance is included in the consolidated balance sheets as "Accrued and other current liabilities" and "Other noncurrent obligations."

1Q12 Restructuring

On March 27, 2012, the Company's Board of Directors approved a restructuring plan ("1Q12 Restructuring") to optimize its portfolio, respond to changing and volatile economic conditions, particularly in Western Europe, and to advance the Company's Efficiency for Growth program, which was initiated by the Company in the second quarter of 2011. The 1Q12 Restructuring plan includes the elimination of approximately 900 positions. In addition, the Company will shut down a number of manufacturing facilities. These actions are expected to be completed primarily by December 31, 2013.

As a result of the 1Q12 Restructuring activities, the Company recorded pretax restructuring charges of $357 million in the first quarter of 2012 consisting of costs associated with exit or disposal activities of $150 million, severance costs of $113 million and asset write-downs and write-offs of $94 million. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and reflected in the Company's segment results as shown in the following table.

1Q12 Restructuring Charges by Operating Segment In millions	*Costs Associated with Exit or Disposal Activities*	*Severance Costs*	*Impairment of Long-Lived Assets and Other Assets*	*Total*
Electronic and Functional Materials	$ —	$ —	$ 17	$ 17
Coatings and Infrastructure Solutions	4	—	37	41
Performance Materials	146	—	40	186
Corporate	—	113	—	113
Total 1Q12 Restructuring charges	$ 150	$ 113	$ 94	$ 357
Adjustment to restructuring charges:				
Coatings and Infrastructure Solutions	—	—	(4)	(4)
Net 1Q12 Restructuring charges	$ 150	$ 113	$ 90	$ 353

Details regarding the components of the 1Q12 Restructuring charge are discussed below:

Costs Associated with Exit or Disposal Activities
The restructuring charges for costs associated with exit or disposal activities totaled $150 million in the first quarter of 2012 and included contract cancellation fees of $149 million, impacting Performance Materials ($146 million) and Coatings and Infrastructure Solutions ($3 million), and asbestos abatement costs of $1 million impacting Coatings and Infrastructure Solutions.

Severance Costs
The restructuring charges in the first quarter of 2012 included severance of $113 million for the separation of approximately 900 employees under the terms of the Company's ongoing benefit arrangements, primarily by December 31, 2013. These costs were charged against Corporate. At December 31, 2012, severance of $82 million had been paid and a liability of $31 million remained for 248 employees.

Impairment of Long-Lived Assets and Other Assets
The restructuring charges related to the write-down and write-off of assets in the first quarter of 2012 totaled $94 million. Details regarding the write-downs and write-offs are as follows:

- The Company evaluated its facilities that manufacture STYROFOAM™ brand insulation and as a result, the decision was made to shut down facilities in Balatonfuzfo, Hungary; Estarreja, Portugal; and Charleston, Illinois. In addition, a facility in Terneuzen, The Netherlands was idled and impaired. Write-downs associated with these facilities of $37 million were recorded in the first quarter of 2012 against the Coatings and Infrastructure Solutions segment. The Netherlands facility was shut down at the end of the second quarter of 2012. The remaining facilities were shut down in the fourth quarter of 2012.

- The decision was made to shut down and/or consolidate certain manufacturing assets in the Polyurethanes and Epoxy businesses in Texas and Germany. Write-downs associated with these assets of $15 million were recorded in the first quarter of 2012 against the Performance Materials segment. The manufacturing assets in Texas were shutdown in the second quarter of 2012. The German manufacturing assets were shut down by year-end 2012.

- Certain capital projects were canceled resulting in the write-off of project spending of $42 million against the Performance Materials ($25 million) and Electronic and Functional Materials ($17 million) segments.

During the fourth quarter of 2012, the Company recorded a favorable adjustment to the 1Q12 Restructuring charge related to the impairment of long-lived assets and other assets of $4 million, impacting the Coatings and Infrastructure Solutions segment.

The following table summarizes the activities related to the Company's 1Q12 Restructuring reserve:

1Q12 Restructuring Activities In millions	*Costs Associated with Exit or Disposal Activities*	*Severance Costs*	*Impairment of Long-Lived Assets and Other Assets*	*Total*
Restructuring charges recognized in the first quarter of 2012	**$ 150**	**$ 113**	**$ 94**	**$ 357**
Adjustments to the reserve	—	—	(4)	(4)
Charges against the reserve	**—**	**—**	**(90)**	**(90)**
Cash payments	(45)	(82)	—	(127)
Noncash settlements	**(47)**	**—**	**—**	**(47)**
Foreign currency impact	(2)	—	—	(2)
Reserve balance at December 31, 2012	**$ 56**	**$ 31**	**$ —**	**$ 87**

The reserve balance is included in the consolidated balance sheets as "Accrued and other current liabilities" and "Other noncurrent obligations."

Dow expects to incur additional costs in the future related to its 1Q12 and 4Q12 restructuring activities, as the Company continually looks for ways to enhance the efficiency and cost effectiveness of its operations, and to ensure competitiveness across its businesses and geographic areas. Future costs are expected to include demolition costs related to closed facilities and restructuring plan implementation costs; these will be recognized as incurred. The Company also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

2010 Adjustments to 2009 and 2008 Restructuring Plans

In 2010, the Company recorded additional charges related to the 2009 restructuring plan, as follows: $13 million charge to adjust the impairment of long-lived assets and other assets related to the United States Federal Trade Commission ("FTC") required divestitures; $8 million charge related to the shutdown of a small manufacturing facility; $7 million charge related to additional costs associated with exit or disposal activities related to FTC required divestitures; and $1 million charge for additional severance related to FTC required divestitures. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and was reflected in the following operating segments: Coatings and Infrastructure Solutions ($20 million), Electronic and Functional Materials ($8 million), and Corporate ($1 million).

In 2010, the Company decreased the severance reserve for the 2008 restructuring plan by $3 million to adjust the reserve to the remaining future payments. The impact of this adjustment is shown as "Restructuring charges" in the consolidated statements of income and was reflected in Corporate.

Restructuring Reserve Assumed from Rohm and Haas

Included in liabilities assumed in the April 1, 2009 acquisition of Rohm and Haas was a reserve of $122 million for severance and employee benefits for the separation of 1,255 employees under the terms of Rohm and Haas' ongoing benefit arrangement. The separations resulted from plant shutdowns, production schedule adjustments, productivity improvements and reductions in support services. A currency adjusted liability of $68 million for approximately 552 employees remained at December 31, 2009.

In 2010, the Company decreased the restructuring reserve $34 million due to the divestiture of the Powder Coatings business and to adjust the reserve to expected future severance payments. The impact of this adjustment is shown as "Cost of sales" in the consolidated statements of income and was reflected in Corporate. In 2010, severance of $25 million was paid, leaving a currency adjusted liability of $12 million at December 31, 2010; $5 million for employees who had left the Company and continued to receive annuity payments primarily through the third quarter of 2011 and $7 million for approximately 44 employees.

In the first quarter of 2011, the Company decreased the restructuring reserve $6 million to adjust the reserve to the expected future severance payments. The impact of this adjustment is shown as "Cost of sales" in the consolidated statements of income and was reflected in Corporate. Severance payments of $7 million were made in the first half of 2011, bringing the program to a close.

Restructuring Reserve Assumed from Rohm and Haas In millions	*Severance Costs*
Reserve balance at December 31, 2009	$ 68
Cash payments	(25)
Adjustments to reserve	(34)
Foreign currency impact	3
Reserve balance at December 31, 2010	$ 12
Cash payments	(7)
Adjustments to reserve	(6)
Foreign currency impact	1
Reserve balance at June 30, 2011	$ —

NOTE 4 – ACQUISITIONS

Rohm and Haas Acquisition and Integration Related Expenses

During the first quarter of 2011, pretax charges totaling $31 million were recorded for integration costs related to the April 1, 2009 acquisition of Rohm and Haas Company ("Rohm and Haas"). During 2010, pretax charges totaling $143 million were recorded for integration expenses. These charges are shown as "Acquisition-related integration expenses" in the consolidated statements of income and reflected in Corporate.

NOTE 5 – DIVESTITURES

Divestiture of Contract Manufacturing Business

On December 31, 2011, the Company sold the shares of Chemoxy International Limited, a contract manufacturing company located in the United Kingdom, to Crossco (1255) Limited. All assets and liabilities aligned with this company were sold including receivables; inventory; property, plant and equipment; customer lists; trademarks; software; and trade and other payables. The sale was completed for $6 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments to be finalized in subsequent periods. The value of the net assets divested was $48 million. The Company recorded a $42 million pretax loss on the sale, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Performance Materials. The Company recorded an after-tax gain of $44 million on the sale, primarily related to a tax benefit triggered by the recognition of capital losses on the share sale.

Post-closing adjustments were finalized in the fourth quarter of 2012 and the Company recognized a pretax and after-tax gain of $8 million for the post-closing adjustments. The gain was included in "Sundry income (expense) - net" and reflected in Performance Materials.

Divestiture of Polypropylene Business

On July 27, 2011, the Company entered into a definitive agreement to sell its global Polypropylene business (a Performance Plastics business) to Braskem SA. The definitive agreement specified the assets and liabilities related to the business to be included in the sale: the Company's polypropylene manufacturing facilities at Schkopau and Wesseling, Germany, and Freeport and Seadrift, Texas; railcars; inventory; receivables; business know-how; certain product and process technology; and customer contracts and lists. On September 30, 2011, the sale was completed for $459 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments to be finalized in subsequent periods. Immaterial post-closing adjustments were finalized in the second quarter of 2012. The proceeds included a $474 million receivable that was paid to the Company on October 3, 2011. Dow's Polypropylene Licensing and Catalyst business and related catalyst facilities were excluded from this sale. The transaction resulted in several long-term supply, service and purchase agreements between Dow and Braskem SA, which are expected to generate significant ongoing cash flows. As a result, the divestiture of this business was not reported as discontinued operations.

Divestiture of the Styron Business Unit

On June 17, 2010, the Company completed the sale of its Styron busines unit ("Styron") to an affiliate of Bain Capital Partners for $1,561 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments. The proceeds included a $75 million long-term note receivable. In addition, the Company elected to acquire a 7.5 percent equity interest in the resulting privately held, global materials company. Businesses and products sold included: Styrenics – polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene; Emulsion Polymers; Polycarbonate and Compounds and Blends; Synthetic Rubber; and certain products from Dow Automotive Systems. Also included in the sale were certain styrene monomer assets and the Company's 50 percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate.

Styron's results of operations were not classified as discontinued operations, as the Company has continuing cash flows as a result of several long-term supply, service and purchase agreements, and continues to hold an equity interest.

The following table presents the major classes of assets and liabilities divested by operating segment:

Styron Assets and Liabilities Divested on June 17, 2010 In millions	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Corp*	*Total*
Inventories	$ 172	$ 152	$ 144	$ —	$ 468
Other current assets	291	201	23	205	720
Investment in nonconsolidated affiliate	—	158	—	—	158
Net property	277	126	8	—	411
Goodwill	111	30	—	—	141
Other noncurrent assets	—	—	—	96	96
Total assets divested	$ 851	$ 667	$ 175	$ 301	$ 1,994
Current liabilities	$ —	$ —	$ —	$ 347	$ 347
Other noncurrent liabilities	—	—	—	92	92
Total liabilities divested	$ —	$ —	$ —	$ 439	$ 439
Components of accumulated other comprehensive income divested	$ —	$ —	$ —	$ 45	$ 45
Net value divested	$ 851	$ 667	$ 175	$ (183)	$ 1,510

Post-closing adjustments were finalized in the fourth quarter of 2010. In 2010, the Company recognized a pretax gain of $27 million on the sale, net of post-closing adjustments of $24 million and including a net gain on the sale of two small, related joint ventures, working capital adjustments and additional costs to sell. The net gain was included in "Sundry income (expense) – net" and reflected in the following operating segments: Performance Materials ($20 million) and Performance Plastics ($7 million). The sale resulted in an after-tax loss of $56 million, primarily because goodwill related to the divestiture was not tax deductible.

On February 3, 2011, Styron repaid the $75 million long-term note receivable, plus interest. In the first quarter of 2011, the Company received dividend income of $25 million, recorded in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate. The Company continued to hold a 6.5 percent equity interest at December 31, 2012.

Divestitures Required as a Condition to the Acquisition of Rohm and Haas

On July 31, 2009, the Company entered into a definitive agreement that included the sale of a portion of its acrylic monomer and specialty latex businesses. The sale was completed on January 25, 2010. Additional impairment charges of $8 million related to these assets were recognized in the first quarter of 2010. In the second quarter of 2010, additional severance costs of $1 million and the write-off of other assets of $5 million were recognized. The impact of these charges was reflected in Coatings and Infrastructure Solutions ($13 million) and Corporate ($1 million).

The Company completed the sale of its hollow sphere particle business in the second quarter of 2010 and recognized additional costs associated with disposal activities of $7 million, related to contract termination fees and reflected in Coatings and Infrastructure Solutions.

NOTE 6 – INVENTORIES

The following table provides a breakdown of inventories:

Inventories at December 31 In millions	*2012*	*2011*
Finished goods	$ 4,880	$ 4,327
Work in process	1,910	1,716
Raw materials	866	765
Supplies	820	769
Total inventories	$ 8,476	$ 7,577

The reserves reducing inventories from a FIFO basis to a LIFO basis amounted to $842 million at December 31, 2012 and $1,105 million at December 31, 2011. Inventories valued on a LIFO basis, principally hydrocarbon and U.S. chemicals and plastics product inventories, represented 29 percent of the total inventories at December 31, 2012 and 30 percent of total inventories at December 31, 2011.

A reduction of certain inventories resulted in the liquidation of some of the Company's LIFO inventory layers, increasing pretax income $91 million in 2012, $126 million in 2011 and $159 million in 2010.

NOTE 7 – PROPERTY

Property at December 31 In millions	*Estimated Useful Lives (Years)*	*2012*	*2011*
Land	—	$ 916	$ 862
Land and waterway improvements	15-25	1,377	1,310
Buildings	5-55	4,886	4,513
Machinery and equipment	3-20	39,828	37,580
Utility and supply lines	5-20	2,350	2,264
Other property	3-50	2,267	2,290
Construction in progress	—	2,742	3,397
Total property		$ 54,366	$ 52,216

In millions	*2012*	*2011*	*2010*
Depreciation expense	$ 2,057	$ 2,177	$ 2,289
Manufacturing maintenance and repair costs	$ 2,188	$ 2,247	$ 1,949
Capitalized interest	$ 84	$ 90	$ 72

NOTE 8 – NONCONSOLIDATED AFFILIATES AND RELATED COMPANY TRANSACTIONS

The Company's investments in companies accounted for using the equity method ("nonconsolidated affiliates") were $4,121 million at December 31, 2012 and $3,405 million at December 31, 2011. At December 31, 2012, the carrying amount of the Company's investments in nonconsolidated affiliates was $69 million more than its share of the investees' net assets, exclusive of additional differences for Dow Corning Corporation ("Dow Corning") and MEGlobal, which are discussed separately below. At December 31, 2011, the carrying amount of the Company's investments in nonconsolidated affiliates was $80 million more than its share of the investees' net assets, exclusive of additional differences for Dow Corning and MEGlobal. Dividends received from the Company's nonconsolidated affiliates were $823 million in 2012, $1,016 million in 2011 and $668 million in 2010.

At December 31, 2012 and December 31, 2011, the Company's investment in Dow Corning was $227 million less than the Company's proportionate share of Dow Corning's underlying net assets. This amount is considered a permanent difference related to the other-than-temporary decline in the Company's investment in Dow Corning, triggered by Dow Corning's May 15, 1995 bankruptcy filing. Dow Corning emerged from bankruptcy in 2004.

At December 31, 2012, the Company's investment in MEGlobal was $193 million less than the Company's proportionate share of MEGlobal's underlying net assets ($199 million less at December 31, 2011). This amount represents the difference between the value of certain assets of the joint venture and the Company's related valuation on a U.S. GAAP basis, of which $54 million (including $5 million related to Equipolymers) is being amortized over the remaining useful lives of the assets and $139 million is considered to be a permanent difference. On July 1, 2011, Equipolymers was merged into MEGlobal, with MEGlobal continuing as the surviving entity. In the third quarter of 2011, the Company received $115 million on a previously impaired note receivable related to its investment in Equipolymers and recognized $86 million in income, included in "Equity in earnings of nonconsolidated affiliates" in the consolidated statements of income and reflected in Performance Plastics.

On October 30, 2011, the Company and Saudi Arabian Oil Company formed Sadara Chemical Company ("Sadara") to build and operate a world-scale, fully integrated chemicals complex in Jubail Industrial City, Kingdom of Saudi Arabia. Construction began immediately and the first production units are expected to come on-line in the second half of 2015, with all units expected to be up and running in 2016. At December 31, 2011, the Company's cumulative investment in Sadara development costs was $824 million, recorded as "Noncurrent receivables" in the consolidated balance sheets. With the formation of the joint venture, the Company's investment in the Sadara project is included in "Investments in and loans to nonconsolidated affiliates" in the consolidated statements of cash flows. Prior to the fourth quarter of 2011, the Company's investment in the Sadara project was included in "Investments in consolidated companies, net of cash acquired" in the consolidated statements of cash flows.

Effective December 8, 2012, Sadara's shareholders received approval to increase their share capital. Pursuant to this approval, Dow's $905 million of development costs related to Sadara, which were previously classified as "Noncurrent receivables" in the Company's consolidated balance sheets, were converted to equity and are now classified as "Investments in nonconsolidated affiliates" in the consolidated balance sheets.

The Company's investment in Americas Styrenics LLC was sold on June 17, 2010, as part of the divestiture of Styron. See Note 5 for information regarding this divestiture.

All of the nonconsolidated affiliates in which the Company has investments are privately held companies; therefore, quoted market prices are not available.

Sales to and purchases from nonconsolidated affiliates were not material to the consolidated financial statements. Balances due to or due from nonconsolidated affiliates at December 31, 2012 and 2011 are as follows:

Balances Due To or Due From Nonconsolidated Affiliates at December 31		
In millions	*2012*	*2011*
Accounts and notes receivable - other	$ 632	$ 616
Noncurrent receivables	8	827
Total assets	$ 640	$ 1,443
Notes payable	$ 66	$ 92
Accounts payable - other	331	348
Total current liabilities	$ 397	$ 440

Principal Nonconsolidated Affiliates

Dow had an ownership interest in 67 nonconsolidated affiliates at December 31, 2012 (69 at December 31, 2011). The Company's principal nonconsolidated affiliates and its ownership interest (direct and indirect) for each at December 31, 2012, 2011 and 2010 are as follows:

Principal Nonconsolidated Affiliates at December 31	*Ownership Interest*		
	2012	*2011*	*2010*
Compañía Mega S.A. (1)	N/A	28%	28%
Dow Corning Corporation	50%	50%	50%
EQUATE Petrochemical Company K.S.C.	42.5%	42.5%	42.5%
Equipolymers (2)	—	—	50%
The Kuwait Olefins Company K.S.C.	42.5%	42.5%	42.5%
Map Ta Phut Olefins Company Limited (3)	33%	N/A	N/A
MEGlobal (2)	50%	50%	50%
Sadara Chemical Company (4)	35%	N/A	N/A
The SCG-Dow Group:			
Siam Polyethylene Company Limited	50%	50%	50%
Siam Polystyrene Company Limited	50%	50%	50%
Siam Styrene Monomer Co., Ltd.	50%	50%	50%
Siam Synthetic Latex Company Limited	50%	50%	50%
Univation Technologies, LLC	50%	50%	50%

(1) Compañia Mega S.A. is no longer considered a principal nonconsolidated affiliate as of the fourth quarter of 2012. The Company continues to maintain a 28 percent equity interest in this nonconsolidated affiliate.
(2) On July 1, 2011, Equipolymers was merged into MEGlobal.
(3) Map Ta Phut Olefins Company Limited was added as a principal nonconsolidated affiliate in the fourth quarter of 2012. The Company's effective ownership of Map Ta Phut Olefins Company Limited is 33 percent, of which the Company directly owns 20 percent and indirectly owns 13 percent through its equity interest in Siam Polyethylene Company Limited and Siam Synthetic Latex Company Limited.
(4) Sadara Chemical Company became a principal nonconsolidated affiliate in the fourth quarter of 2012.

The Company's investment in its principal nonconsolidated affiliates was $3,243 million at December 31, 2012 and $2,546 million at December 31, 2011. Equity earnings from these companies were $479 million in 2012, $1,132 million in 2011 and $1,032 million in 2010. Equity earnings from principal nonconsolidated affiliates decreased in 2012 compared with 2011, primarily due to a decline in earnings at Dow Corning, attributed to ongoing weakness in the silicon value chain, as well as equity losses from Sadara. Equity earnings from Dow Corning were also negatively impacted in 2012 by asset impairment and restructuring charges.

The summarized financial information that follows represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates.

Summarized Balance Sheet Information at December 31 In millions	*2012 (1)*	*2011 (2)(3)*
Current assets	$ 8,841	$ 8,823
Noncurrent assets	20,109	15,494
Total assets	$ 28,950	$ 24,317
Current liabilities	$ 6,903	$ 4,376
Noncurrent liabilities	12,788	12,573
Total liabilities	$ 19,691	$ 16,949
Noncontrolling interests	$ 708	$ 789

(1) The summarized balance sheet information for 2012 does not include the results for Compañia Mega S.A which is no longer considered a principal nonconsolidated affiliate as of the fourth quarter of 2012.
(2) The summarized balance sheet information for 2011 does not include the results for Map Ta Phut Olefins Company Limited and Sadara Chemical Company as these entities became principal nonconsolidated affiliates in 2012.
(3) The summarized balance sheet information for 2011 was updated in 2012 due to a prior period reclassification of noncurrent deferred tax assets and liabilities made by a principal nonconsolidated affiliate.

Summarized Income Statement Information			
In millions	*2012 (1)*	*2011 (2)*	*2010 (3)*
Sales	$ 17,668	$ 16,396	$ 14,702
Gross profit	$ 2,911	$ 4,176	$ 3,833
Net income	$ 872	$ 2,470	$ 2,189

(1) The summarized income statement information for 2012 does not include the results for Compañia Mega S.A. which is no longer considered a principal nonconsolidated affiliate as of the fourth quarter of 2012.
(2) The summarized income statement information for 2011 does not include the results for Map Ta Phut Olefins Company and Sadara Chemical Company as these entities became principal nonconsolidated affiliates in 2012.
(3) The summarized income statement information for 2010 includes the results for Americas Styrenics LLC through June 17, 2010. It does not include the results for Map Ta Phut Olefins Company and Sadara Chemical Company as these entities became principal nonconsolidated affiliates in 2012.

The Company has service agreements with some of these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements.

Excess ethylene glycol produced in Dow's plants in the United States and Europe is sold to MEGlobal and represented 1 percent of total net sales in 2012 (1 percent of total net sales in 2011 and 1 percent of total net sales in 2010). In addition, the Company sells ethylene to MEGlobal as a raw material for its ethylene glycol plants in Canada. Sales of ethylene and ethylene glycol to MEGlobal are reflected in the Feedstocks and Energy segment and represented 4 percent of the segment's sales in 2012 (5 percent in 2011 and 6 percent in 2010).

NOTE 9 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011, by operating segment:

Goodwill In millions	*Electronic and Functional Materials*	*Coatings and Infrastructure Solutions*	*Ag Sciences*	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Total*
Gross goodwill at Jan 1, 2011	$ 4,949	$ 4,057	$ 1,546	$ 1,182	$ 1,416	$ 63	$13,213
Accumulated impairments at Jan 1, 2011	—	—	—	(216)	(30)	—	(246)
Net goodwill at Jan 1, 2011	$ 4,949	$ 4,057	$ 1,546	$ 966	$ 1,386	$ 63	$12,967
Acquisition of seed company	—	—	12	—	—	—	12
Sale of a Dow Automotive Systems product line	—	—	—	(7)	—	—	(7)
Foreign currency impact	(15)	(16)	—	—	(11)	—	(42)
Net goodwill at Dec 31, 2011	$ 4,934	$ 4,041	$ 1,558	$ 959	$ 1,375	$ 63	$12,930
Lightscape Materials, Inc.	3	—	—	—	—	—	3
Goodwill impairment	—	—	—	(220)	—	—	(220)
Foreign currency impact	8	11	—	1	6	—	26
Net goodwill at Dec 31, 2012	$ 4,945	$ 4,052	$ 1,558	$ 740	$ 1,381	$ 63	$12,739
Accumulated impairments at Dec 31, 2012	—	—	—	429	—	—	429
Gross goodwill at Dec 31, 2012	$ 4,945	$ 4,052	$ 1,558	$ 1,169	$ 1,381	$ 63	$13,168

At December 31, 2012, the Company had accumulated goodwill impairments of $429 million ($209 million at December 31, 2011 and $246 million at January 1, 2011). During the past two years, the accumulated goodwill impairments balance was reduced by the following transactions: the September 30, 2011 sale of the global Polypropylene business, which included $30 million of impaired goodwill (reflected in Performance Plastics); and the divestiture of the Dow Haltermann business during 2011, which included $7 million of impaired goodwill (reflected in Performance Materials).

Goodwill Impairments

During the fourth quarter of 2012, the Company performed its annual impairment test for goodwill. The Company assessed qualitative factors for 11 of its 20 reporting units carrying goodwill to determine whether it was more likely than not that the fair value of each reporting unit was less than its carrying value amount. The qualitative factors assessed for the Company included, but were not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed for each of the reporting units included, but were not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of each reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units included in the qualitative test. The Company performed the first step of the quantitative testing for the remaining 9 reporting units. The Company utilized a discounted cash flow methodology to calculate the fair value of the reporting units. Based on the fair value analysis, management concluded that fair value exceeded carrying value for all reporting units except Dow Formulated Systems. Management completed the second step of the quantitative test for Dow Formulated Systems which compared the implied fair value of the reporting unit's goodwill to the carrying value. As a result, the Company recorded an impairment loss of $220 million in the fourth quarter of 2012, which is included in "Goodwill impairment loss" in the consolidated statements of income and reflected in the Performance Materials segment. The goodwill impairment loss represents the total amount of goodwill carried by the Dow Formulated Systems reporting unit.

During the fourth quarter of 2011, the Company performed its annual impairment test for goodwill. The Company assessed qualitative factors to determine whether it was more likely than not that the fair value of each reporting unit was less than its carrying value amount. The qualitative factors assessed for the Company included, but were not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed for each of the reporting units included, but were not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of each reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value of each reporting unit exceeded its carrying value. Additional quantitative testing was not required for any of the Company's reporting units.

During the fourth quarter of 2010, the Company performed its annual impairment tests for goodwill. As a result of the review, it was determined that no goodwill impairments existed.

Other Intangible Assets

The following table provides information regarding the Company's other intangible assets:

Other Intangible Assets at December 31	*2012*			*2011*		
In millions	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*
Intangible assets with finite lives:						
Licenses and intellectual property	$ 1,729	$ (747)	$ 982	$ 1,693	$ (594)	$ 1,099
Patents	120	(100)	20	119	(97)	22
Software	1,047	(548)	499	1,049	(596)	453
Trademarks	691	(285)	406	695	(224)	471
Customer related	3,688	(974)	2,714	3,652	(730)	2,922
Other	158	(131)	27	150	(108)	42
Total other intangible assets, finite lives	$ 7,433	$ (2,785)	$ 4,648	$ 7,358	$ (2,349)	$ 5,009
IPR&D (1), indefinite lives	63	—	63	52	—	52
Total other intangible assets	$ 7,496	$ (2,785)	$ 4,711	$ 7,410	$ (2,349)	$ 5,061

(1) In-process research and development ("IPR&D") purchased in a business combination.

The following table provides information regarding amortization expense related to intangible assets:

Amortization Expense In millions	*2012*	*2011*	*2010*
Other intangible assets, excluding software	$ 478	$ 496	$ 509
Software, included in "Cost of sales"	$ 63	$ 94	$ 87

Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense for Next Five Years In millions	
2013	$ 533
2014	$ 511
2015	$ 493
2016	$ 483
2017	$ 449

NOTE 10 – FINANCIAL INSTRUMENTS

Investments

The Company's investments in marketable securities are primarily classified as available-for-sale securities.

Investing Results In millions	*2012*	*2011*	*2010*
Proceeds from sales of available-for-sale securities	$ 514	$ 764	$ 981
Gross realized gains	$ 40	$ 44	$ 69
Gross realized losses	$ (11)	$ (14)	$ (26)

The following table summarizes the contractual maturities of the Company's investments in debt securities:

Contractual Maturities of Debt Securities at December 31, 2012 In millions	*Amortized Cost*	*Fair Value*
Within one year	$ 33	$ 34
One to five years	444	490
Six to ten years	513	568
After ten years	192	229
Total	$ 1,182	$ 1,321

At December 31, 2012, the Company had $1,701 million ($1,836 million at December 31, 2011) of held-to-maturity securities (primarily Treasury Bills) classified as cash equivalents as these securities had maturities of three months or less at the time of purchase. The Company's investments in held-to-maturity securities are held at amortized cost, which approximates fair value. At December 31, 2012, the Company had investments in money market funds of $252 million classified as cash equivalents ($1,090 million at December 31, 2011).

The net unrealized gain from mark-to-market adjustments recognized in earnings on trading securities held at the end of the year was $1 million in 2012, $13 million in 2011 and $8 million in 2010.

The following tables provide the fair value and gross unrealized losses of the Company's investments that were deemed to be temporarily impaired at December 31, 2012 and 2011, aggregated by investment category:

Temporarily Impaired Securities at December 31, 2012 (1)

	Less than 12 months	
In millions	*Fair Value*	*Unrealized Losses*
Corporate bonds	$ 22	$ (1)
Equity securities	30	(2)
Total temporarily impaired securities	$ 52	$ (3)

(1) Unrealized losses of 12 months or more were less than $1 million.

Temporarily Impaired Securities at December 31, 2011 (1)

	Less than 12 months	
In millions	*Fair Value*	*Unrealized Losses*
Corporate bonds	$ 44	$ (2)
Equity securities	190	(36)
Total temporarily impaired securities	$ 234	$ (38)

(1) Unrealized losses of 12 months or more were less than $1 million.

Portfolio managers regularly review the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing the amount of the impairment, as well as the length of time it has been impaired. In addition, specific guidelines for each instrument type are followed to determine if an other-than-temporary impairment has occurred.

For debt securities, the credit rating of the issuer, current credit rating trends, the trends of the issuer's overall sector, the ability of the issuer to pay expected cash flows and the length of time the security has been in a loss position are considered in determining whether unrealized losses represent an other-than-temporary impairment. The Company did not have any credit-related losses during 2012, 2011 or 2010.

For equity securities, the Company's investments are primarily in Standard & Poor's ("S&P") 500 companies; however, the Company's policies allow investments in companies outside of the S&P 500. The largest holdings are Exchange Traded Funds that represent the S&P 500 index or an S&P 500 sector or subset; the Company also has holdings in Exchange Traded Funds that represent emerging markets. The Company considers the evidence to support the recovery of the cost basis of a security including volatility of the stock, the length of time the security has been in a loss position, value and growth expectations, and overall market and sector fundamentals, as well as technical analysis, in determining whether unrealized losses represent an other-than-temporary impairment. In 2012, other-than-temporary impairment write-downs on investments still held by the Company were $7 million ($6 million in 2011).

The aggregate cost of the Company's cost method investments totaled $176 million at December 31, 2012 ($179 million at December 31, 2011). Due to the nature of these investments, the fair market value is not readily determinable. These investments are reviewed quarterly for impairment indicators. The Company's impairment analysis resulted in a $3 million reduction in the cost basis of these investments for the year ended December 31, 2012; the analysis in 2011 resulted in no reduction for the year ended December 31, 2011.

The following table summarizes the fair value of financial instruments at December 31, 2012 and 2011:

Fair Value of Financial Instruments at December 31

In millions	2012 Cost	2012 Gain	2012 Loss	2012 Fair Value	2011 Cost	2011 Gain	2011 Loss	2011 Fair Value
Marketable securities: (1)								
Debt securities:								
Government debt (2)	$ 506	$ 59	$ —	$ 565	$ 556	$ 62	$ —	$ 618
Corporate bonds	676	81	(1)	756	652	73	(2)	723
Total debt securities	$ 1,182	$ 140	$ (1)	$ 1,321	$ 1,208	$ 135	$ (2)	$ 1,341
Equity securities	634	109	(3)	740	646	57	(36)	667
Total marketable securities	$ 1,816	$ 249	$ (4)	$ 2,061	$ 1,854	$ 192	$ (38)	$ 2,008
Long-term debt including debt due within one year (3)	$ (20,591)	$ 24	$ (3,195)	$ (23,762)	$ (21,059)	$ 6	$ (2,736)	$ (23,789)
Derivatives relating to:								
Interest rates	$ —	$ 1	$ (6)	$ (5)	$ —	$ —	$ —	$ —
Commodities (4)	$ —	$ 26	$ (7)	$ 19	$ —	$ 16	$ (1)	$ 15
Foreign currency	$ —	$ 34	$ (20)	$ 14	$ —	$ 31	$ (17)	$ 14

(1) Included in "Other investments" in the consolidated balance sheets.
(2) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.
(3) Cost includes fair value adjustments of $23 million at December 31, 2012 and $23 million at December 31, 2011.
(4) Presented net of cash collateral, as disclosed in Note 11.

Cost approximates fair value for all other financial instruments.

Risk Management

Dow's business operations give rise to market risk exposure due to changes in interest rates, foreign currency exchange rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, which enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as cash flow, fair value or net foreign investment hedges where appropriate. Accounting guidance requires companies to recognize all derivative instruments as either assets or liabilities at fair value. A secondary objective is to add value by creating additional nonspecific exposures within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to the Company's results.

The Company's risk management program for interest rate, foreign currency and commodity risks is based on fundamental, mathematical and technical models that take into account the implicit cost of hedging. Risks created by derivative instruments and the mark-to-market valuations of positions are strictly monitored at all times, using value at risk and stress tests. Counterparty credit risk arising from these contracts is not significant because the Company minimizes counterparty concentration, deals primarily with major financial institutions of solid credit quality, and the majority of its hedging transactions mature in less than three months. In addition, the Company minimizes concentrations of credit risk through its global orientation by transacting with large, internationally diversified financial counterparties. It is the Company's policy to not have credit-risk-related contingent features in its derivative instruments. No significant concentration of counterparty credit risk existed at December 31, 2012. The Company does not anticipate losses from credit risk, and the net cash requirements arising from counterparty risk associated with risk management activities are not expected to be material in 2013.

The Company revises its strategies as market conditions dictate and management reviews its overall financial strategies and the impacts from using derivatives in its risk management program with the Company's Board of Directors.

Interest Rate Risk Management

The Company enters into various interest rate contracts with the objective of lowering funding costs or altering interest rate exposures related to fixed and variable rate obligations. In these contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. At December 31, 2012, the Company had open interest rate swaps with maturity dates that extend to 2021.

Foreign Currency Risk Management

The Company's global operations require active participation in foreign exchange markets. The Company enters into foreign exchange forward contracts and options, and cross-currency swaps to hedge various currency exposures or create desired exposures. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The primary business objective of the activity is to optimize the U.S. dollar value of the Company's assets, liabilities and future cash flows with respect to exchange rate fluctuations. Assets and liabilities denominated in the same foreign currency are netted, and only the net exposure is hedged. At December 31, 2012, the Company had forward contracts, options and cross-currency swaps to buy, sell or exchange foreign currencies. These contracts had various expiration dates, primarily in the first quarter of 2013.

Commodity Risk Management
The Company has exposure to the prices of commodities in its procurement of certain raw materials. The primary purpose of commodity hedging activities is to manage the price volatility associated with these forecasted inventory purchases. At December 31, 2012, the Company had futures contracts, options and swaps to buy, sell or exchange commodities. These agreements had various expiration dates through the fourth quarter of 2015.

Accounting for Derivative Instruments and Hedging Activities
Cash Flow Hedges
For derivatives that are designated and qualify as cash flow hedging instruments, the effective portion of the gain or loss on the derivative is recorded in "Accumulated other comprehensive income (loss)" ("AOCI"); it is reclassified to "Cost of sales" in the same period or periods that the hedged transaction affects income. The unrealized amounts in AOCI fluctuate based on changes in the fair value of open contracts at the end of each reporting period. The Company anticipates volatility in AOCI and net income from its cash flow hedges. The amount of volatility varies with the level of derivative activities and market conditions during any period. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period income.

At December 31, 2012, the Company had no net loss from previously terminated interest rate cash flow hedges included in AOCI ($1 million after tax at December 31, 2011). During 2012, 2011 and 2010, there was no material impact on the consolidated financial statements due to interest rate hedge ineffectiveness. The Company had open interest rate derivatives designated as cash flow hedges at December 31, 2012 with a net loss of $3 million after tax and a notional U.S. dollar equivalent of $433 million (no open interest rate derivatives designated as cash flow hedges at December 31, 2011).

Current open foreign currency forward contracts hedge the currency risk of forecasted feedstock purchase transactions until April 2013. The effective portion of the mark-to-market effects of the foreign currency forward contracts is recorded in AOCI; it is reclassified to income in the same period or periods that the underlying feedstock purchase affects income. The net loss from the foreign currency hedges included in AOCI at December 31, 2012 was $14 million after tax (net gain of $2 million after tax at December 31, 2011). During 2012, 2011 and 2010, there was no material impact on the consolidated financial statements due to foreign currency hedge ineffectiveness. At December 31, 2012, the Company had open forward contracts with various expiration dates to buy, sell or exchange foreign currencies with a notional U.S. dollar equivalent of $366 million ($432 million at December 31, 2011).

Commodity swaps, futures and option contracts with maturities of not more than 36 months are utilized and designated as cash flow hedges of forecasted commodity purchases. Current open contracts hedge forecasted transactions until October 2014. The effective portion of the mark-to-market effect of the cash flow hedge instrument is recorded in AOCI; it is reclassified to income in the same period or periods that the underlying commodity purchase affects income. The net gain from commodity hedges included in AOCI at December 31, 2012 was $24 million after tax ($7 million after tax loss at December 31, 2011). During 2012, 2011 and 2010, there was no material impact on the consolidated financial statements due to commodity hedge ineffectiveness. At December 31, 2012 and 2011, the Company had the following gross notionals of outstanding commodity forward contracts to hedge forecasted purchases:

Commodity	*Dec 31, 2012*	*Dec 31, 2011*	*Notional Volume Unit*
Corn	1.9	0.6	million bushels
Crude Oil	0.4	0.2	million barrels
Ethane	1.8	1.6	million barrels
Naphtha	90.0	90.0	kilotons
Natural Gas	186.0	7.4	million million British thermal units
Ethane / Propane Mix	—	0.2	million barrels
Soybeans	1.3	0.3	million bushels

The net after-tax amounts to be reclassified from AOCI to income within the next 12 months are a $20 million gain for commodity contracts and a $14 million loss for foreign currency contracts.

Fair Value Hedges
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current period income and reflected as "Interest expense and amortization of debt discount" in the consolidated statements of income. The short-cut method is used when the criteria are met. At December 31, 2012 and 2011, the Company had no open interest rate swaps designated as fair value hedges of underlying fixed rate debt obligations.

Net Foreign Investment Hedges
For derivative instruments that are designated and qualify as net foreign investment hedges, the effective portion of the gain or loss on the derivative is included in "Cumulative Translation Adjustments" in AOCI. At December 31, 2012 and 2011, the Company had no open forward contracts or outstanding options to buy, sell or exchange foreign currencies designated as net foreign investment hedges. At December 31, 2012, the Company had outstanding foreign-currency denominated debt designated as a hedge of net foreign investment of $233 million ($585 million at December 31, 2011). The results of hedges of the Company's net investment in foreign operations included in "Cumulative Translation Adjustments" in AOCI was a net gain of $22 million after tax at December 31, 2012 (net loss of $48 million after tax at December 31, 2011). During 2012, 2011 and 2010 there was no material impact on the consolidated financial statements due to hedge ineffectiveness. See Note 23 for further detail on changes in AOCI.

Other Derivative Instruments
The Company utilizes futures, options and swap instruments that are effective as economic hedges of commodity price exposures, but do not the meet hedge accounting criteria for derivatives and hedging. At December 31, 2012 and 2011, the Company had the following gross notionals of outstanding commodity contracts:

Commodity	*Dec 31, 2012*	*Dec 31, 2011*	*Notional Volume Unit*
Ethane	1.0	2.1	million barrels
Naphtha	—	82.5	kilotons
Natural Gas	33.0	4.6	million million British thermal units

The Company also uses foreign exchange forward contracts, options, and cross-currency swaps that are not designated as hedging instruments primarily to manage foreign currency exposure. The Company had open foreign exchange contracts with various expiration dates to buy, sell or exchange foreign currencies with a gross notional U.S. dollar equivalent of $17,637 million at December 31, 2012 ($14,002 million at December 31, 2011) and open interest rate swaps with a notional U.S. dollar equivalent of $472 million at December 31, 2012 (no open interest rate swaps at December 31, 2011).

The following table provides the fair value and gross balance sheet classification of derivative instruments at December 31, 2012 and 2011:

Fair Value of Derivative Instruments In millions	*Balance Sheet Classification*	*2012*	*2011*
Asset Derivatives			
Derivatives designated as hedges:			
Interest rates	Other current assets	$ 1	$ —
Commodities	Other current assets	28	5
Foreign currency	Accounts and notes receivable – Other	3	9
Total derivatives designated as hedges		$ 32	$ 14
Derivatives not designated as hedges:			
Commodities	Other current assets	$ 3	$ 19
Foreign currency	Accounts and notes receivable – Other	52	66
Total derivatives not designated as hedges		$ 55	$ 85
Total asset derivatives		$ 87	$ 99
Liability Derivatives			
Derivatives designated as hedges:			
Interest rates	Accounts payable – Other	$ 5	$ —
Commodities	Accounts payable – Other	21	11
Foreign currency	Accounts payable – Other	14	8
Total derivatives designated as hedges		$ 40	$ 19
Derivatives not designated as hedges:			
Interest rates	Accounts payable – Other	$ 1	$ —
Commodities	Accounts payable – Other	6	9
Foreign currency	Accounts payable – Other	27	53
Total derivatives not designated as hedges		$ 34	$ 62
Total liability derivatives		$ 74	$ 81

Foreign currency derivatives not designated as hedges are offset by foreign exchange gains/losses resulting from the underlying exposures of foreign currency denominated assets and liabilities. The amount charged on a pretax basis related to foreign currency derivatives not designated as a hedge, which is included in "Sundry income (expense) - net" in the consolidated statements of income was a loss of $9 million for 2012, gain of $1 million for 2011 and gain of $155 million for 2010.

NOTE 11 – FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The following tables summarize the bases used to measure certain assets and liabilities at fair value on a recurring basis:

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2012 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Counterparty and Cash Collateral Netting (1)*	*Total*
Assets at fair value:					
Cash equivalents (2)	$ —	$ 1,953	$ —	$ —	$ 1,953
Interests in trade accounts receivable conduits (3)	—	—	1,057	—	1,057
Equity securities (4)	702	38	—	—	740
Debt securities: (4)					
Government debt (5)	—	565	—	—	565
Corporate bonds	—	756	—	—	756
Derivatives relating to: (6)					
Interest rates	—	1	—	—	1
Commodities	9	22	—	(5)	26
Foreign currency	—	55	—	(21)	34
Total assets at fair value	$ 711	$ 3,390	$ 1,057	$ (26)	$ 5,132
Liabilities at fair value:					
Long-term debt (7)	$ —	$ 23,762	$ —	$ —	$ 23,762
Derivatives relating to: (6)					
Interest rates	—	6	—	—	6
Commodities	16	11	—	(20)	7
Foreign currency	—	41	—	(21)	20
Total liabilities at fair value	$ 16	$ 23,820	$ —	$ (41)	$ 23,795

(1) Cash collateral amounts represent the estimated net settlement amount when applying netting and set-off rights included in master netting arrangements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparty.

(2) Primarily Treasury Bills included in "Cash and cash equivalents" in the consolidated balance sheets and held at amortized cost, which approximates fair value.

(3) Included in "Accounts and notes receivable – Other" in the consolidated balance sheets. See Note 15 for additional information on transfers of financial assets.

(4) The Company's investments in equity and debt securities are primarily classified as available-for-sale and are included in "Other investments" in the consolidated balance sheets.

(5) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.

(6) See Note 10 for the classification of derivatives in the consolidated balance sheets.

(7) See Note 10 for information on fair value adjustments to long-term debt, included at cost in the consolidated balance sheets.

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Counterparty and Cash Collateral Netting* (1)	*Total*
Assets at fair value:					
Cash equivalents (2)	$ —	$ 2,926	$ —	$ —	$ 2,926
Interests in trade accounts receivable conduits (3)	—	—	1,141	—	1,141
Equity securities (4)	634	33	—	—	667
Debt securities: (4)					
Government debt (5)	—	618	—	—	618
Corporate bonds	—	723	—	—	723
Derivatives relating to: (6)					
Commodities	10	14	—	(8)	16
Foreign currency	—	75	—	(44)	31
Total assets at fair value	$ 644	$ 4,389	$ 1,141	$ (52)	$ 6,122
Liabilities at fair value:					
Long-term debt (7)	$ —	$ 23,789	$ —	$ —	$ 23,789
Derivatives relating to: (6)					
Commodities	13	7	—	(19)	1
Foreign currency	—	61	—	(44)	17
Total liabilities at fair value	$ 13	$ 23,857	$ —	$ (63)	$ 23,807

(1) Cash collateral amounts represent the estimated net settlement amount when applying netting and set-off rights included in master netting arrangements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparty.
(2) Primarily Treasury Bills included in "Cash and cash equivalents" in the consolidated balance sheets and held at amortized cost, which approximates fair value.
(3) Included in "Accounts and notes receivable – Other" in the consolidated balance sheets. See Note 15 for additional information on transfers of financial assets.
(4) The Company's investments in equity and debt securities are primarily classified as available-for-sale and are included in "Other investments" in the consolidated balance sheets.
(5) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.
(6) See Note 10 for the classification of derivatives in the consolidated balance sheets.
(7) See Note 10 for information on fair value adjustments to long-term debt, included at cost in the consolidated balance sheets.

Assets and liabilities related to forward contracts, interest rate swaps, currency swaps, options and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement are netted. Collateral accounts are netted with corresponding liabilities. The Company posted cash collateral of $20 million at December 31, 2012 ($11 million of cash collateral at December 31, 2011).

For assets and liabilities classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For assets and liabilities classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability, or by using observable market data points of similar, more liquid securities to imply the price. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For all other assets and liabilities for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models. See Note 10 for further information on the types of instruments used by the Company for risk management.

There were no transfers between Levels 1 and 2 during the years ended December 31, 2012 and 2011.

For assets classified as Level 3 measurements, the fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity. The fair value of the Company's interests held in trade receivable conduits is determined by calculating the expected amount of cash to be received using the key input of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Given the short-term nature of the underlying receivables, discount rate and prepayments are not factors in determining the fair value of the interests. See Note 15 for further information on assets classified as Level 3 measurements.

The following table summarizes the changes in fair value measurements using Level 3 inputs for the years ended December 31, 2012 and 2011:

Fair Value Measurements Using Level 3 Inputs for Interests Held in Trade Receivable Conduits (1) In millions	*2012*	*2011*
Balance at January 1	$ 1,141	$ 1,267
Gain included in earnings (2)	8	3
Purchases	2,558	1,679
Settlements	(2,650)	(1,808)
Balance at December 31	$ 1,057	$ 1,141

(1) Included in "Accounts and notes receivable – Other" in the consolidated balance sheets.
(2) Included in "Selling, general and administrative expenses" in the consolidated statements of income.

Fair Value Measurements on a Nonrecurring Basis
The following table summarizes the basis used to measure certain assets and liabilities at fair value on a nonrecurring basis in the consolidated balance sheets in 2012:

Basis of Fair Value Measurements on a Nonrecurring Basis In millions	*Significant Other Unobservable Inputs (Level 3)*	*Total Losses 2012*
2012		
Assets at fair value:		
Long-lived assets, other assets and equity method	$ 45	$ (693)
Goodwill	$ —	$ (220)
2011		
Assets at fair value:		
Long-lived assets, other assets and equity method investments	$ —	$ (27)
2010		
Assets at fair value:		
Long-lived assets, other assets and equity method investments	$ —	$ (75)

2012 Fair Value Measurements on a Nonrecurring Basis
As part of the 1Q12 Restructuring plan that was approved on March 27, 2012, the Company shut down a number of manufacturing facilities during 2012. The manufacturing assets and facilities associated with this plan were written down to zero in the first quarter of 2012 and a $94 million impairment charge was included in "Restructuring charges" in the consolidated statements of income. During the fourth quarter of 2012, the Company reduced the 1Q12 Restructuring reserve by $4 million. See Note 3 for additional information.

In the second half of 2012, a $27 million asset impairment charge was recognized in the Performance Materials segment. The assets, classified as Level 3 measurements, were valued at $12 million using unobservable inputs, including assumptions a market participant would use to measure the fair value of the group of assets.

As part of the 4Q12 Restructuring plan that was approved on October 23, 2012, the Company will shut down a number of manufacturing facilities during the next two years. The manufacturing assets and facilities associated with this plan were written down to zero in the fourth quarter of 2012. In addition, an equity investment was impaired. The equity investment, classified as a Level 3 measurement, was valued at $33 million using unobservable inputs, including assumptions a market participant would use to measure the fair value of the investment. These impairment charges, totaling $576 million, were included in "Restructuring charges" in the consolidated statements of income. See Note 3 for additional information.

In the fourth quarter of 2012, the Company performed its annual goodwill impairment testing utilizing a discounted cash flow methodology as its valuation technique. As a result of this testing, the Company recognized a $220 million goodwill impairment charge related to its Dow Formulated Systems reporting unit (part of the Performance Materials segment), which was included in "Goodwill impairment loss" in the consolidated statements of income. See Note 9 for additional information.

2011 Fair Value Measurements on a Nonrecurring Basis
After evaluating expected future investments in conjunction with expected future cash flows, a $27 million asset impairment charge was recognized in the fourth quarter of 2011 related to a manufacturing facility in Brazil aligned with the Polyurethanes business. The long-lived assets and supplies associated with this facility were written down to zero. The charge was included in "Cost of sales" in the consolidated statements of income and reflected in the Performance Materials segment. The decision was made to shut down this facility as part of the 1Q12 Restructuring plan.

2010 Fair Value Measurements on a Nonrecurring Basis
After evaluating expected future investments in conjunction with expected future cash flows, a $48 million asset impairment charge was recognized in the Polyurethanes business in the fourth quarter of 2010. The Company's evaluation of strategic alternatives for Epoxy capacity resulted in an$18 million asset impairment charge in the fourth quarter of 2010. Due to a change in the scope of a capital project, a $9 million asset impairment charge was recognized in Dow Automotive Systems in the fourth quarter of 2010. In all cases, the assets were written down to zero. The charges were included in "Cost of sales" in the consolidated statements of income and reflected in the Performance Materials segment.

NOTE 12 – SUPPLEMENTARY INFORMATION

Sundry Income (Expense) – Net In millions	2012	2011	2010
Gain on sale of Styron	$ —	$ —	$ 27
Gain (loss) on sale of a contract manufacturing business (1)	8	(36)	—
Gain on sales of other assets and securities	81	119	166
Loss on early extinguishment of debt	(123)	(482)	(46)
Obligation related to past divestiture	—	—	(47)
Reclassification of cumulative translation adjustments (2)	—	33	—
Foreign exchange loss	(51)	(53)	(6)
Gain on consolidation of a joint venture	—	21	—
Dividend income	1	25	—
Other-net	57	57	31
Total sundry income (expense) – net	$ (27)	$ (316)	$ 125

(1) The 2011 loss on the sale of a contract manufacturing business also included a $6 million loss reported as "Reclassification of cumulative translation adjustments."

(2) Cumulative translation adjustments reclassified from "Accumulated other comprehensive income (loss)" into income resulted from asset sales that qualified as complete liquidations of foreign entities.

Accrued and Other Current Liabilities

"Accrued and other current liabilities" were $2,656 million at December 31, 2012 and $2,463 million at December 31, 2011. Accrued payroll, which is a component of "Accrued and other current liabilities," was $620 million at December 31, 2012 and $475 million at December 31, 2011. No other component of accrued liabilities was more than 5 percent of total current liabilities.

Other Income Statement Information In millions	2012	2011	2010
Provision for doubtful receivables (1)	$ 13	$ 18	$ 6

(1) Included in "Selling, general and administrative expenses" in the consolidated statements of income.

Supplemental Disclosure of Cash Flow Information In millions	2012	2011	2010
Cash payments for interest	$ 1,345	$ 1,434	$ 1,535
Cash payments for income taxes	$ 1,107	$ 1,056	$ 598

NOTE 13 – EARNINGS PER SHARE CALCULATIONS

The following tables provide the earnings per share calculations for the years ended December 31, 2012 and 2011:

Net Income In millions	*2012*	*2011*
Net income	$ 1,100	$ 2,784
Net (income) loss attributable to noncontrolling interests	82	(42)
Net income attributable to The Dow Chemical Company	$ 1,182	$ 2,742
Preferred stock dividends	(340)	(340)
Net income attributable to participating securities (1)	(13)	(30)
Net income attributable to common stockholders	$ 829	$ 2,372

Earnings Per Share Calculations - Basic Dollars per share	*2012*	*2011*
Net income	$ 0.94	$ 2.42
Net (income) loss attributable to noncontrolling interests	0.07	(0.03)
Net income attributable to The Dow Chemical Company	$ 1.01	$ 2.39
Preferred stock dividends	(0.29)	(0.30)
Net income attributable to participating securities (1)	(0.01)	(0.03)
Net income attributable to common stockholders	$ 0.71	$ 2.06

Earnings Per Share Calculations - Diluted Dollars per share	*2012*	*2011*
Net income	$ 0.93	$ 2.40
Net (income) loss attributable to noncontrolling interests	0.07	(0.03)
Net income attributable to The Dow Chemical Company	$ 1.00	$ 2.37
Preferred stock dividends (2)	(0.29)	(0.29)
Net income attributable to participating securities (1)	(0.01)	(0.03)
Net income attributable to common stockholders	$ 0.70	$ 2.05

Shares in millions		
Weighted-average common shares - basic	1,169.7	1,149.0
Plus dilutive effect of stock options and awards	6.7	9.2
Weighted-average common shares - diluted	1,176.4	1,158.2
Stock options and deferred stock awards excluded from EPS calculations (3)	52.6	44.7
Conversion of preferred stock excluded from EPS calculations (4)	96.8	96.8

(1) Accounting Standards Codification Topic 260, "Earnings per Share," requires enterprises with participating securities to use the two-class method to calculate earnings per share and to report the most dilutive earnings per share amount. Deferred stock awards are considered participating securities due to Dow's practice of paying dividend equivalents on unvested shares. The impact on earnings per share in 2010 using the two-class method was immaterial.

(2) Preferred stock dividends were not added back in the calculation of diluted earnings per share because the effect of adding them back would have been antidilutive.

(3) These outstanding options to purchase shares of common stock and deferred stock awards were excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

(4) Conversion of the Cumulative Convertible Perpetual Preferred Stock, Series A into shares of the Company's common stock was excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

The following tables provide the earnings per share calculations for the year ended December 31, 2010:

Net Income In millions		*2010*
Net income	$	2,321
Net income attributable to noncontrolling interests		(11)
Net income attributable to The Dow Chemical Company	$	2,310
Preferred stock dividends		(340)
Net income available for common stockholders	$	1,970

Earnings Per Share Calculations - Basic Dollars per share		*2010*
Net income	$	2.06
Net income attributable to noncontrolling interests		(0.01)
Net income attributable to The Dow Chemical Company	$	2.05
Preferred stock dividends		(0.30)
Net income available for common stockholders	$	1.75

Earnings Per Share Calculations - Diluted Dollars per share		*2010*
Net income	$	2.03
Net income attributable to noncontrolling interests		(0.01)
Net income attributable to The Dow Chemical Company	$	2.02
Preferred stock dividends (1)		(0.30)
Net income available for common stockholders	$	1.72

Shares in millions	
Weighted-average common shares - basic	1,125.9
Plus dilutive effect of stock options and awards	17.9
Weighted-average common shares - diluted	1,143.8
Stock options and deferred stock awards excluded from EPS calculations (2)	45.7
Conversion of preferred stock excluded from EPS calculations (3)	96.8

(1) Preferred stock dividends were not added back in the calculation of diluted earnings per share because the effect of adding them back would have been antidilutive.

(2) These outstanding options to purchase shares of common stock and deferred stock awards were excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

(3) Conversion of the Cumulative Convertible Perpetual Preferred Stock, Series A into shares of the Company's common stock was excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

Dow Corning Credit Facility

The Company is a 50 percent shareholder in Dow Corning Corporation ("Dow Corning"). On June 1, 2004, the Company agreed to provide a credit facility to Dow Corning as part of Dow Corning's Joint Plan of Reorganization. The aggregate amount of the facility was originally $300 million; it was reduced to $100 million effective June 1, 2012, of which the Company's share is $50 million. At December 31, 2012, no draws had been taken against the credit facility.

Environmental Matters

Introduction

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. At December 31, 2012, the Company had accrued obligations of $754 million for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows. It is the opinion of the Company's management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Company's results of operations, financial condition or cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration. At December 31, 2011, the Company had accrued obligations of $733 million for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites and $50 million for environmental liabilities recognized in the fourth quarter of 2011 related to the Camaçari, Brazil site.

The following table summarizes the activity in the Company's accrued obligations for environmental matters for the years ended December 31, 2012 and 2011:

Accrued Obligations for Environmental Matters		
In millions	*2012*	*2011*
Balance at January 1	$ 733	$ 607
Additional accruals	203	286
Charges against reserve	(176)	(149)
Foreign currency impact	(6)	(11)
Balance at December 31	$ 754	$ 733

The amounts charged to income on a pretax basis related to environmental remediation totaled $197 million in 2012, $261 million in 2011 and $158 million in 2010. Capital expenditures for environmental protection were $145 million in 2012, $170 million in 2011 and $173 million in 2010.

Midland Off-Site Environmental Matters

On June 12, 2003, the Michigan Department of Environmental Quality ("MDEQ") issued a Hazardous Waste Operating License (the "License") to the Company's Midland, Michigan manufacturing site (the "Midland site"), which included provisions requiring the Company to conduct an investigation to determine the nature and extent of off-site contamination in the City of Midland soils, the Tittabawassee River and Saginaw River sediment and floodplain soils, and the Saginaw Bay, and, if necessary, undertake remedial action.

City of Midland

The MDEQ, as a result of ongoing discussions with the Company regarding the implementation of the requirements of the License, announced on February 16, 2012, a proposed plan to resolve the issue of dioxin contamination in residential soils in Midland. As part of the proposed plan, the Company will sample soil at residential properties near the Midland site for the presence of dioxins to determine where clean-up may be required. On March 6, 2012, the Company submitted an Interim Response Activity Plan Designed to Meet Criteria ("Work Plan") to the MDEQ. On May 25, 2012, the Company submitted a revision to the Work Plan to the MDEQ to address agency and public comments. The MDEQ approved the Work Plan on June 1, 2012. Implementation of the Work Plan began on June 4, 2012. The Company submitted amendments to the Work Plan to increase the number of properties to be sampled in 2012. The amendments were approved by the MDEQ on July 23, 2012 and September 13, 2012.

Tittabawassee and Saginaw Rivers, Saginaw Bay
The Company, the U.S. Environmental Protection Agency ("EPA") and the State of Michigan ("State") entered into an administrative order on consent ("AOC"), effective January 21, 2010, that requires the Company to conduct a remedial investigation, a feasibility study and a remedial design for the Tittabawassee River, the Saginaw River and the Saginaw Bay, and pay the oversight costs of the EPA and the State under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). These actions, to be conducted under the lead oversight of the EPA, will build upon the investigative work completed under the State Resource Conservation Recovery Act ("RCRA") program from 2005 through 2009. The Tittabawassee River, beginning at the Midland Site and extending down to the first six miles of the Saginaw River, are designated as the first Operable Unit for purposes of conducting the remedial investigation, feasibility study and remedial design work. This work will be performed in a largely upriver to downriver sequence for eight geographic segments of the Tittabawassee and upper Saginaw Rivers. In the first quarter of 2012, the EPA requested the Company address the Tittabawasee River floodplain as an additional segment. The remainder of the Saginaw River and the Saginaw Bay are designated as a second Operable Unit and the work associated with that unit may also be geographically segmented. The AOC does not obligate the Company to perform removal or remedial action; that action can only be required by a separate order. The Company and the EPA will be negotiating orders separate from the AOC that will obligate the Company to perform remedial actions under the scope of work of the AOC. The Company and the EPA have entered into three separate orders to perform limited remedial actions to implement early actions. In addition, the Company and the EPA have entered into the first order to address remedial actions in the first of the nine geographic segments in the first Operable Unit.

Alternative Dispute Resolution Process
The Company, the EPA, the U.S. Department of Justice, and the natural resource damage trustees (which include the Michigan Office of the Attorney General, the MDEQ, the U.S. Fish and Wildlife Service, the U.S. Bureau of Indian Affairs and the Saginaw-Chippewa tribe) have been engaged in negotiations to seek to resolve potential governmental claims against the Company related to historical off-site contamination associated with the City of Midland, the Tittabawassee and Saginaw Rivers and the Saginaw Bay. The Company and the governmental parties started meeting in the fall of 2005 and entered into a Confidentiality Agreement in December 2005. The Company continues to conduct negotiations under the Federal Alternative Dispute Resolution Act with all of the governmental parties, except the EPA which withdrew from the alternative dispute resolution process on September 12, 2007.

On September 28, 2007, the Company and the natural resource damage trustees entered into a Funding and Participation Agreement that addressed the Company's payment of past costs incurred by the natural resource damage trustees, payment of the costs of a trustee coordinator and a process to review additional cooperative studies that the Company might agree to fund or conduct with the natural resource damage trustees. On March 18, 2008, the Company and the natural resource damage trustees entered into a Memorandum of Understanding to provide a mechanism for the Company to fund cooperative studies related to the assessment of natural resource damages. This Memorandum of Understanding has been amended and extended until March 2013. On April 7, 2008, the natural resource damage trustees released their "Natural Resource Damage Assessment Plan for the Tittabawassee River System Assessment Area."

At December 31, 2012, the accrual for these off-site matters was $42 million (included in the total accrued obligation of $754 million). At December 31, 2011, the Company had an accrual for these off-site matters of $40 million (included in the total accrued obligation of $733 million).

Environmental Matters Summary
It is the opinion of the Company's management that the possibility is remote that costs in excess of those disclosed will have a material impact on the Company's results of operations, financial condition or cash flows.

Litigation
DBCP Matters
Numerous lawsuits have been brought against the Company and other chemical companies, both inside and outside of the United States, alleging that the manufacture, distribution or use of pesticides containing dibromochloropropane ("DBCP") has caused personal injury and property damage, including contamination of groundwater. It is the opinion of the Company's management that the possibility is remote that the resolution of such lawsuits will have a material impact on the Company's consolidated financial statements.

Asbestos-Related Matters of Union Carbide Corporation

Introduction

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

Estimating the Liability

Based on a study completed by Analysis, Research & Planning Corporation ("ARPC") in January 2003, Union Carbide increased its December 31, 2002 asbestos-related liability for pending and future claims for the 15-year period ending in 2017 to $2.2 billion, excluding future defense and processing costs. Since then, Union Carbide has compared current asbestos claim and resolution activity to the results of the most recent ARPC study at each balance sheet date to determine whether the accrual continues to be appropriate. In addition, Union Carbide has requested ARPC to review Union Carbide's historical asbestos claim and resolution activity each year since 2004 to determine the appropriateness of updating the most recent ARPC study.

In November 2010, Union Carbide requested ARPC to review Union Carbide's historical asbestos claim and resolution activity and determine the appropriateness of updating its most recent study completed in December 2008. In response to that request, ARPC reviewed and analyzed data through October 31, 2010. The resulting study, completed by ARPC in December 2010, stated that the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, through 2025 was estimated to be between $744 million and $835 million. As in its earlier studies, ARPC provided estimates for a longer period of time in its December 2010 study, but also reaffirmed its prior advice that forecasts for shorter periods of time are more accurate than those for longer periods of time.

In December 2010, based on ARPC's December 2010 study and Union Carbide's own review of the asbestos claim and resolution activity, Union Carbide decreased its asbestos-related liability for pending and future claims to $744 million, which covered the 15-year period ending 2025, excluding future defense and processing costs. The reduction of $54 million was shown as "Asbestos-related credit" in the consolidated statements of income and reflected in Corporate. At December 31, 2010, the asbestos-related liability for pending and future claims was $728 million.

In November 2011, Union Carbide requested ARPC to review Union Carbide's 2011 asbestos claim and resolution activity and determine the appropriateness of updating its December 2010 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2011. In January 2012, ARPC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its December 2010 study and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2011, the asbestos-related liability for pending and future claims was $668 million.

In October 2012, Union Carbide requested ARPC to review its historical asbestos claim and resolution activity and determine the appropriateness of updating its December 2010 study. In response to that request, ARPC reviewed and analyzed data through September 30, 2012. In December 2012, based upon ARPC's December 2012 study and Union Carbide's own review of the asbestos claim and resolution activity for 2012, it was determined that no adjustment to the accrual was required at December 31, 2012. Union Carbide's asbestos-related liability for pending and future claims was $602 million at December 31, 2012.

At December 31, 2012, approximately 18 percent of the recorded liability related to pending claims and approximately 82 percent related to future claims. At December 31, 2011, approximately 18 percent of the recorded liability related to pending claims and approximately 82 percent related to future claims.

Insurance Receivables

At December 31, 2002, Union Carbide increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion, substantially exhausting its asbestos product liability coverage. The insurance receivable related to the asbestos liability was determined by Union Carbide after a thorough review of applicable insurance policies and the 1985 Wellington

Agreement, to which Union Carbide and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. The Wellington Agreement and other agreements with insurers are designed to facilitate an orderly resolution and collection of Union Carbide's insurance policies and to resolve issues that the insurance carriers may raise.

In September 2003, Union Carbide filed a comprehensive insurance coverage case, now proceeding in the Supreme Court of the State of New York, County of New York, seeking to confirm its rights to insurance for various asbestos claims and to facilitate an orderly and timely collection of insurance proceeds (the "Insurance Litigation"). The Insurance Litigation was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with Union Carbide regarding their asbestos-related insurance coverage, in order to facilitate an orderly resolution and collection of such insurance policies and to resolve issues that the insurance carriers may raise. Since the filing of the case, Union Carbide has reached settlements with several of the carriers involved in the Insurance Litigation, including settlements reached with two significant carriers in the fourth quarter of 2009. The Insurance Litigation is ongoing.

Union Carbide's receivable for insurance recoveries related to its asbestos liability was $25 million at December 31, 2012 and $40 million at December 31, 2011. At December 31, 2012 and December 31, 2011, all of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

In addition to the receivable for insurance recoveries related to its asbestos liability, Union Carbide had receivables for defense and resolution costs submitted to insurance carriers that have settlement agreements in place regarding their asbestos-related insurance coverage.

The following table summarizes Union Carbide's receivables related to its asbestos-related liability:

Receivables for Asbestos-Related Costs at December 31 In millions	*2012*	*2011*
Receivables for defense costs – carriers with settlement agreements	$ 17	$ 20
Receivables for resolution costs – carriers with settlement agreements	137	158
Receivables for insurance recoveries – carriers without settlement agreements	25	40
Total	$ 179	$ 218

Union Carbide expenses defense costs as incurred. The pretax impact for defense and resolution costs, net of insurance, was $100 million in 2012, $88 million in 2011 and $73 million in 2010, and was reflected in "Cost of sales" in the consolidated statements of income.

After a review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies, Union Carbide continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is probable of collection.

Summary

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable described above were based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

Because of the uncertainties described above, Union Carbide's management cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. Union Carbide's management believes that it is reasonably possible that the cost of disposing of Union Carbide's asbestos-related claims, including future defense costs, could have a material impact on Union Carbide's results of operations and cash flows for a particular period and on the consolidated financial position of Union Carbide.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Synthetic Rubber Industry Matters

In 2003, the U.S., Canadian and European competition authorities initiated separate investigations into alleged anticompetitive behavior by certain participants in the synthetic rubber industry. Certain subsidiaries of the Company (but as to the investigation in Europe only) have responded to requests for documents and are otherwise cooperating in the investigations.

On June 10, 2005, the Company received a Statement of Objections from the European Commission (the "EC") stating that it believed that the Company and certain subsidiaries of the Company (the "Dow Entities"), together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the butadiene rubber and emulsion styrene butadiene rubber businesses. In connection therewith, on November 29, 2006, the EC issued its decision alleging infringement of Article 81 of the Treaty of Rome and imposed a fine of Euro 64.575 million (approximately $85 million at that time) on the Dow Entities; several other companies were also named and fined. As a result, the Company recognized a loss contingency of $85 million related to the fine in the fourth quarter of 2006. The Company appealed the EC's decision and a hearing was held before the Court of First Instance on October 13, 2009. On July 13, 2011, the General Court issued a decision that partly affirmed the EC's decision with regard to the amount of the fine and the liability of the parent company, but rejected the EC's decision regarding the length of the conspiracy and determined that it was of a shorter duration. The Dow Entities have filed an appeal of this decision to the Court of Justice of the European Union. Subsequent to the imposition of the fine in 2006, the Company and/or certain subsidiaries of the Company became named parties in various related U.S., United Kingdom and Italian civil actions. The U.S. matter was settled in March 2010 through a confidential settlement agreement, with an immaterial impact on the Company's consolidated financial statements. The United Kingdom and Italian civil actions are still pending.

Additionally, on March 10, 2007, the Company received a Statement of Objections from the EC stating that it believed that DuPont Dow Elastomers L.L.C. ("DDE"), a former 50:50 joint venture with E.I. du Pont de Nemours and Company ("DuPont"), together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the polychloroprene business. This Statement of Objections specifically names the Company, in its capacity as a former joint venture owner of DDE. On December 5, 2007, the EC announced its decision to impose a fine on the Company, among others, in the amount of Euro 48.675 million (approximately $64 million). The Company previously transferred its joint venture ownership interest in DDE to DuPont in 2005, and DDE then changed its name to DuPont Performance Elastomers L.L.C. ("DPE"). In February 2008, DuPont, DPE and the Company each filed an appeal of the December 5, 2007 decision of the EC. On February 2, 2012, the European General Court denied the appeals of the December 5, 2007 decision. The Company has appealed this decision to the European Court of Justice. Based on the Company's allocation agreement with DuPont, the Company's share of this fine, regardless of the outcome of the appeals, will not have a material impact on the Company's consolidated financial statements.

Rohm and Haas Pension Plan Matters

In December 2005, a federal judge in the U.S. District Court for the Southern District of Indiana (the "District Court") issued a decision granting a class of participants in the Rohm and Haas Pension Plan (the "Rohm and Haas Plan") who had retired from Rohm and Haas Company ("Rohm and Haas"), now a wholly owned subsidiary of the Company, and who elected to receive a lump sum benefit from the Rohm and Haas Plan, the right to a cost-of-living adjustment ("COLA") as part of their retirement benefit. In August 2007, the Seventh Circuit Court of Appeals (the "Seventh Circuit") affirmed the District Court's decision, and in March 2008, the U.S. Supreme Court denied the Rohm and Haas Plan's petition to review the Seventh Circuit's decision. The case was returned to the District Court for further proceedings. In October 2008 and February 2009, the District Court issued rulings that have the effect of including in the class all Rohm and Haas retirees who received a lump sum distribution without a COLA from the Rohm and Haas Plan since January 1976. These rulings are subject to appeal, and the District Court has not yet determined the amount of the COLA benefits that may be due to the class participants. The Rohm and Haas Plan and the plaintiffs entered into a settlement agreement that, in addition to settling the litigation with respect to the Rohm and Haas retirees, provides for the amendment of the complaint and amendment of the Rohm and Haas Plan to include active employees in the settlement benefits. The District Court preliminarily approved the settlement on November 24, 2009 and, following a hearing on March 12, 2010, issued a final order approving the settlement on April 12, 2010. A group of objectors to the settlement filed an appeal from the final order. In November 2010, the District Court issued an order approving class counsel's fee award petition in an amount consistent with the terms of the settlement. The same objectors also appealed this order. On September 2, 2011, the Seventh Circuit affirmed the approval of the settlement and award of attorneys' fees. A lone objector filed a petition for rehearing, which was denied on October 17, 2011. The objector continued the appeal process by timely filing a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 16, 2012, rendering the settlement and award of attorneys' fees final.

A pension liability associated with this matter of $185 million was recognized as part of the acquisition of Rohm and Haas on April 1, 2009. The liability, which was determined in accordance with the accounting guidance for contingencies, recognized the estimated impact of the above described judicial decisions on the long-term Rohm and Haas Plan obligations owed to the applicable Rohm and Haas retirees and active employees. The Company had a liability associated with this matter of $189 million at December 31, 2011. The Rohm and Haas Plan made settlement payments totaling $139 million as of December 31, 2012. The Company's remaining liability for this matter was $50 million at December 31, 2012. The remaining liability will be resolved over time through the administration of the Rohm and Haas Plan.

Other Litigation Matters

In addition to the specific matters described above, the Company is party to a number of other claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies often provide coverage that will be utilized to minimize the financial impact, if any, of the contingencies described above.

Summary

Except for the possible effect of Union Carbide's asbestos-related liability described above, it is the opinion of the Company's management that the possibility is remote that the aggregate of all claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Company.

Purchase Commitments

The Company has numerous agreements for the purchase of ethylene-related products globally. The purchase prices are determined primarily on a cost-plus basis. Total purchases under these agreements were $304 million in 2012, $552 million in 2011 and $714 million in 2010. The Company's take-or-pay commitments associated with these agreements at December 31, 2012 are included in the table below.

The Company also has various commitments for take-or-pay and throughput agreements. These commitments are at prices not in excess of current market prices. The remaining terms for all but one of these agreements extend from one to 33 years. One agreement has a remaining term of 65 years. The determinable future commitments for this specific agreement for a period of 10 years are included in the following table along with the fixed and determinable portion of all other obligations under the Company's purchase commitments at December 31, 2012:

Fixed and Determinable Portion of Take-or-Pay and Throughput Obligations at December 31, 2012 In millions	
2013	$ 2,570
2014	2,607
2015	2,141
2016	1,904
2017	1,712
2018 and beyond	8,106
Total	$ 19,040

In addition to the take-or-pay obligations at December 31, 2012, the Company had outstanding commitments which ranged from one to six years for materials, services and other items used in the normal course of business of approximately $201 million. Such commitments were at prices not in excess of current market prices.

Guarantees

The Company provides a variety of guarantees, as described more fully in the following sections.

Guarantees

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. With guarantees, such as commercial or financial contracts, non-performance by the guaranteed party triggers the obligation of the Company to make payments to the beneficiary of the guarantee. The majority of the Company's guarantees relates to debt of nonconsolidated affiliates, which have expiration dates ranging from less than one year to nine years, and trade financing transactions in Latin America, which typically expire within one year of inception. The Company's current expectation is that future payment or performance related to the non-performance of others is considered unlikely.

Residual Value Guarantees
The Company provides guarantees related to leased assets specifying the residual value that will be available to the lessor at lease termination through sale of the assets to the lessee or third parties.

The following tables provide a summary of the final expiration, maximum future payments and recorded liability reflected in the consolidated balance sheets for each type of guarantee:

Guarantees at December 31, 2012 In millions	*Final Expiration*	*Maximum Future Payments* (1)	*Recorded Liability*
Guarantees	2021	$ 1,544	$ 48
Residual value guarantees (2)	2021	637	31
Total guarantees		$ 2,181	$ 79

(1) The Company was indemnified by a third party for $49 million if required to perform under a $98 million guarantee.
(2) Does not include the residual value guarantee related to the Company's variable interest in an owner trust; see Note 19.

Guarantees at December 31, 2011 In millions	*Final Expiration*	*Maximum Future Payments* (1)	*Recorded Liability*
Guarantees	2020	$ 587	$ 21
Residual value guarantees (2)	2021	526	24
Total guarantees		$ 1,113	$ 45

(1) The Company was indemnified by a third party for $50 million if required to perform under a $100 million guarantee.
(2) Does not include the residual value guarantee related to the Company's variable interest in an owner trust; see Note 19.

The increase in the value of the outstanding guarantees during 2012 is primarily related to debt obligations of Sadara Chemical Company, a nonconsolidated affiliate, which are guaranteed by the Company, in proportion to the Company's ownership interest.

Warranties
The Company provides warranty policies on certain products and accrues liabilities under warranty policies using historical warranty claim experience. Adjustments are made to accruals as claim data and historical experience change. The following table summarizes changes in the Company's warranty liability for the years ended December 31, 2012 and 2011:

Warranty Accrual In millions	*2012*	*2011*
Balance at January 1	$ 62	$ 16
Accruals related to existing warranties (1)	3	60
Settlements made during the year	(21)	(14)
Balance at December 31	$ 44	$ 62

(1) The Company recorded a $60 million charge in the fourth quarter of 2011 related to an exited business, included in "Cost of sales" in the consolidated statements of income and reflected in Coatings and Infrastructure Solutions.

Asset Retirement Obligations
Dow has 188 manufacturing sites in 36 countries. Most of these sites contain numerous individual manufacturing operations, particularly at the Company's larger sites. Asset retirement obligations are recorded as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The retirement of assets may involve such efforts as remediation and treatment of asbestos, contractually required demolition, and other related activities, depending on the nature and location of the assets; and retirement obligations are typically realized only upon demolition of those facilities. In identifying asset retirement obligations, the Company considers identification of legally enforceable obligations, changes in existing law, estimates of potential settlement dates and the calculation of an appropriate discount rate to be used in calculating the fair value of the obligations.

Dow has a well-established global process to identify, approve and track the demolition of retired or to-be-retired facilities; and no assets are retired from service until this process has been followed. Dow typically forecasts demolition projects based on the usefulness of the assets; environmental, health and safety concerns; and other similar considerations. Under this process, as demolition projects are identified and approved, reasonable estimates are determined for the time frames during which any related asset retirement obligations are expected to be settled. For those assets where a range of potential settlement dates may be reasonably estimated, obligations are recorded. Dow routinely reviews all changes to items under consideration for demolition to determine if an adjustment to the value of the asset retirement obligation is required.

The Company has recognized asset retirement obligations for the following activities: demolition and remediation activities at manufacturing sites in the United States, Canada, Brazil, China, Argentina and Europe; and capping activities at landfill sites in the United States, Canada, Brazil and Europe. The Company has also recognized conditional asset retirement obligations related to asbestos encapsulation as a result of planned demolition and remediation activities at manufacturing and administrative sites in the United States, Canada, Brazil, China, Argentina and Europe. The aggregate carrying amount of conditional asset retirement obligations recognized by the Company (included in the asset retirement obligations balance shown below) was $34 million at December 31, 2012 ($31 million at December 31, 2011).

The following table shows changes in the aggregate carrying amount of the Company's asset retirement obligations for the years ended December 31, 2012 and 2011:

Asset Retirement Obligations In millions	*2012*	*2011*
Balance at January 1	$ 88	$ 99
Additional accruals	2	4
Liabilities settled	(6)	(15)
Accretion expense	1	1
Revisions in estimated cash flows	7	—
Other	—	(1)
Balance at December 31	$ 92	$ 88

The discount rate used to calculate the Company's asset retirement obligations at December 31, 2012 was 0.87 percent (1.96 percent at December 31, 2011). These obligations are included in the consolidated balance sheets as "Accrued and other current liabilities" and "Other noncurrent obligations."

The Company has not recognized conditional asset retirement obligations for which a fair value cannot be reasonably estimated in its consolidated financial statements. Assets that have not been submitted/reviewed for potential demolition activities are considered to have continued usefulness and are generally still operating normally. Therefore, without a plan to demolish the assets or the expectation of a plan, such as shortening the useful life of assets for depreciation purposes in accordance with the accounting guidance related to property, plant and equipment, the Company is unable to reasonably forecast a time frame to use for present value calculations. As such, the Company has not recognized obligations for individual plants/buildings at its manufacturing sites where estimates of potential settlement dates cannot be reasonably made. In addition, the Company has not recognized conditional asset retirement obligations for the capping of its approximately 48 underground storage wells and 142 underground brine mining and other wells at Dow-owned sites when there are no plans or expectations of plans to exit the sites. It is the opinion of the Company's management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material impact on the Company's consolidated financial statements based on current costs.

Gain Contingency

Matters Involving the Formation of K-Dow Petrochemicals

Introduction

On December 13, 2007, the Company and Petrochemical Industries Company (K.S.C.) ("PIC") of Kuwait, a wholly owned subsidiary of Kuwait Petroleum Corporation, announced plans to form a 50:50 global petrochemicals joint venture. The proposed joint venture, K-Dow Petrochemicals ("K-Dow"), was expected to have revenues of more than $11 billion and employ more than 5,000 people worldwide.

On November 28, 2008, the Company entered into a Joint Venture Formation Agreement (the "JVFA") with PIC that provided for the establishment of K-Dow. To form the joint venture, the Company would transfer by way of contribution and sale to K-Dow, assets used in the research, development, manufacture, distribution, marketing and sale of polyethylene, polypropylene, polycarbonate, polycarbonate compounds and blends, ethyleneamines, ethanolamines, and related licensing and catalyst technologies; and K-Dow would assume certain related liabilities. PIC would receive a 50 percent equity interest in K-Dow in exchange for the payment by PIC of the initial purchase price, estimated to be $7.5 billion. The purchase price was subject to certain post-closing adjustments.

Failure to Close
On December 31, 2008, the Company received a written notice from PIC with respect to the JVFA advising the Company of PIC's position that certain conditions to closing were not satisfied and, therefore, PIC was not obligated to close the transaction. On January 2, 2009, PIC refused to close the K-Dow transaction in accordance with the JVFA. The Company disagreed with the characterizations and conclusions expressed by PIC in the written notice and the Company informed PIC that it breached the JVFA. On January 6, 2009, the Company announced that it would seek to fully enforce its rights under the terms of the JVFA and various related agreements.

Arbitration
The Company's claims against PIC were subject to an agreement between the parties to arbitrate under the Rules of Arbitration of the International Court of Arbitration of the International Chamber of Commerce ("ICC"). On February 18, 2009, the Company initiated arbitration proceedings against PIC alleging that PIC breached the JVFA by failing to close the transaction on January 2, 2009, and as a result, Dow suffered substantial damages.

On May 24, 2012, the ICC released to the parties a unanimous Partial Award in favor of the Company on both liability and damages. A three-member arbitration Tribunal found that PIC breached the JVFA by not closing K-Dow on January 2, 2009, and awarded the Company $2.16 billion in damages, not including pre- and post-award interest and arbitration costs.

On June 15, 2012, PIC filed an application for remand under the English Arbitration Act of 1996 ("Remand Application") in the High Court of Justice in London ("High Court"). In its Remand Application, PIC did not challenge the Tribunal's finding of liability but it requested that the High Court remand the case back to the Tribunal for further consideration of the Company's claim for consequential damages. On October 11, 2012, the High Court ruled in favor of the Company and dismissed PIC's Remand Application; and on October 19, 2012, the High Court denied PIC's request for leave to appeal its ruling, bringing an end to PIC's Remand Application.

The ICC is expected to issue a Final Award covering the Company's substantial claim for pre- and post-award interest and arbitration costs in early 2013.

The Company expects to record a gain related to this matter when the uncertainty regarding the timing of collection and the amount to be realized has been resolved.

NOTE 15 – TRANSFERS OF FINANCIAL ASSETS

Sale of Trade Accounts Receivable in North America and Europe
The Company sells trade accounts receivable of select North America entities and qualifying trade accounts receivable of select European entities on a revolving basis to certain multi-seller commercial paper conduit entities ("conduits"). The Company maintains servicing responsibilities and the related costs are insignificant. The proceeds received are comprised of cash and interests in specified assets of the conduits (the receivables sold by the Company) that entitle the Company to the residual cash flows of such specified assets in the conduits after the commercial paper has been repaid. Neither the conduits nor the investors in those entities have recourse to other assets of the Company in the event of nonpayment by the debtors.

During the year ended December 31, 2012, the Company recognized a loss of $17 million on the sale of these receivables ($24 million loss for the year ended December 31, 2011, and $26 million loss for the year ended December 31, 2010), which is included in "Interest expense and amortization of debt discount" in the consolidated statements of income. The Company's interests in the conduits are carried at fair value and included in "Accounts and notes receivable – Other" in the consolidated balance sheets. Fair value of the interests is determined by calculating the expected amount of cash to be received and is based on unobservable inputs (a Level 3 measurement). The key input in the valuation is the percentage of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Given the short-term nature of the underlying receivables, discount rates and prepayments are not factors in determining the fair value of the interests.

The following table summarizes the carrying value of interests held, which represents the Company's maximum exposure to loss related to the receivables sold, and the percentage of anticipated credit losses related to the trade accounts receivable sold. Also provided is the sensitivity of the fair value of the interests held to hypothetical adverse changes in the anticipated credit losses; amounts shown below are the corresponding hypothetical decreases in the carrying value of interests.

Interests Held at December 31		
In millions	*2012*	*2011*
Carrying value of interests held	**$ 1,057**	**$ 1,141**
Percentage of anticipated credit losses	0.73%	1.22%
Impact to carrying value - 10% adverse change	**$ 1**	**$ 2**
Impact to carrying value - 20% adverse change	$ 2	$ 4

Credit losses, net of any recoveries, were $1 million for the year ended December 31, 2012 ($8 million for the year ended December 31, 2011, and $2 million for the year ended December 31, 2010).

Following is an analysis of certain cash flows between the Company and the conduits:

Cash Proceeds			
In millions	*2012*	*2011*	*2010*
Sale of receivables	**$ 57**	**$ 16**	**$ 818**
Collections reinvested in revolving receivables	$ 25,828	$ 28,609	$ 22,866
Interests in conduits (1)	**$ 2,650**	**$ 1,737**	**$ 1,038**

(1) Presented in "Operating Activities" in the consolidated statements of cash flows.

Following is additional information related to the sale of receivables under these facilities:

Trade Accounts Receivable Sold at December 31		
In millions	*2012*	*2011*
Delinquencies on sold receivables still outstanding	**$ 164**	**$ 155**
Trade accounts receivable outstanding and derecognized	$ 2,294	$ 2,385

In September 2011, the Company repurchased $71 million of previously sold receivables related to a divestiture.

Sale of Trade Accounts Receivable in Asia Pacific

The Company sells participating interests in trade accounts receivable of select Asia Pacific entities. The Company maintains servicing responsibilities and the related costs are insignificant. The third-party holders of the participating interests do not have recourse to the Company's assets in the event of nonpayment by the debtors.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized insignificant losses on the sale of the participating interests in the receivables, which is included in "Interest expense and amortization of debt discount" in the consolidated statements of income. The Company receives cash upon the sale of the participating interests in the receivables.

Following is an analysis of certain cash flows between the Company and the third-party holders of the participating interests:

Cash Proceeds			
In millions	*2012*	*2011*	*2010*
Sale of participating interests	**$ 64**	**$ 143**	**$ 218**
Collections reinvested in revolving receivables	$ 58	$ 120	$ 195

Following is additional information related to the sale of participating interests in the receivables under this facility:

Trade Accounts Receivable at December 31 In millions	2012	2011
Derecognized from the consolidated balance sheets	$ 13	$ 13
Outstanding in the consolidated balance sheets	283	303
Total accounts receivable in select Asia Pacific entities	$ 296	$ 316

There were no credit losses on receivables relating to the participating interests sold during the years ended December 31, 2012, 2011 and 2010. There were no delinquencies on the outstanding receivables related to the participating interests sold at December 31, 2012 or December 31, 2011.

NOTE 16 – NOTES PAYABLE, LONG-TERM DEBT AND AVAILABLE CREDIT FACILITIES

Notes Payable at December 31 In millions	2012	2011
Notes payable to banks	$ 319	$ 421
Notes payable to related companies	66	92
Notes payable trade	11	28
Total notes payable	$ 396	$ 541
Year-end average interest rates	3.14%	3.06%

Long-Term Debt at December 31 In millions	2012 Average Rate	2012	2011 Average Rate	2011
Promissory notes and debentures:				
Final maturity 2012	—	$ —	5.35%	$ 2,158
Final maturity 2013	6.01%	404	6.10%	395
Final maturity 2014	6.86%	1,138	7.28%	2,103
Final maturity 2015	5.82%	1,290	5.92%	1,257
Final maturity 2016	2.54%	789	2.57%	757
Final maturity 2017	5.88%	890	6.03%	857
Final maturity 2018 and thereafter	5.93%	12,988	6.55%	10,305
Other facilities:				
U.S. dollar loans, various rates and maturities	2.30%	288	2.37%	232
Foreign currency loans, various rates and maturities	3.50%	1,336	3.52%	1,609
Medium-term notes, varying maturities through 2022	4.26%	1,132	4.76%	902
Pollution control/industrial revenue bonds, varying maturities through 2038	5.67%	718	5.70%	860
Capital lease obligations	—	21	—	17
Unamortized debt discount	—	(403)	—	(393)
Long-term debt due within one year	—	(672)	—	(2,749)
Long-term debt	—	$ 19,919	—	$ 18,310

Annual Installments on Long-Term Debt for Next Five Years In millions	
2013	$ 672
2014	$ 1,438
2015	$ 1,712
2016	$ 1,043
2017	$ 1,212

On December 17, 2012, the Company redeemed $1.0 billion aggregate principal amount of 7.6 percent notes due May 15, 2014, at a price of 109.6 percent of the principal amount of the notes, plus accrued and unpaid interest. As a result of this redemption, the Company realized a $99 million pretax loss on the early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

On November 14, 2012, the Company issued $2.5 billion of senior unsecured notes in a public offering. The offering included $1.25 billion aggregate principal amount of 3.0 percent notes due 2022 and $1.25 billion aggregate principal amount of 4.375 percent notes due 2042.

On March 8, 2012, the Company redeemed $1.25 billion aggregate principal amount of 4.85 percent notes due August 15, 2012, at a price of 101.8 percent of the principal amount of the notes, plus accrued and unpaid interest. As a result of this redemption, the Company realized a $24 million pretax loss on the early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2012, the Company issued $281 million aggregate principal amount of InterNotes with varying maturities in 2017, 2019 and 2022, at various interest rates averaging 2.95 percent; and approximately $367 million of long-term debt was entered into by consolidated variable interest entities.

During 2012, the Company redeemed $37 million of pollution control/industrial revenue bonds that matured on January 1, 2012, repurchased $105 million of pollution control/industrial revenue tax-exempt bonds that were subject to re-marketing; redeemed Euro 253 million ($317 million equivalent at June 30, 2012) of notes that matured on September 19, 2012; and redeemed $900 million of notes that matured on October 1, 2012.

On November 14, 2011, the Company issued $2.0 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.125 percent notes due 2021 and $750 million aggregate principal amount of 5.25 percent notes due 2041.

On March 22, 2011, the Company concluded cash tender offers for $1.5 billion aggregate principal amount of certain notes issued by the Company. As a result of the tender offers, the Company redeemed $1.5 billion of notes and recognized a $472 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company redeemed $800 million of notes that matured on February 1, 2011; Euro 500 million of notes that matured on May 27, 2011 ($707 million equivalent); $250 million of floating rate notes that matured on August 8, 2011; and $1,538 million of InterNotes, which resulted in a $10 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company issued $436 million of InterNotes with varying maturities in 2016, 2018 and 2021, at various interest rates averaging 3.71 percent; and approximately $1.2 billion of long-term debt was entered into by consolidated variable interest entities, including the refinancing of short-term notes payable.

On November 4, 2010, the Company issued $2.5 billion of debt securities in a public offering. The offering included $750 million aggregate principal amount of 2.50 percent notes due 2016 and $1.75 billion aggregate principal amount of 4.25 percent notes due 2020.

During 2010, the Company issued $537 million of InterNotes with varying maturities in 2015, 2017 and 2020, at various interest rates averaging 4.70 percent.

Revolving Credit Facilities

In 2010, the Company replaced its $3 billion Five Year Competitive Advance and Revolving Credit Facility Agreement, dated April 24, 2006, with a new $3 billion Three Year Competitive Advance and Revolving Credit Facility Agreement dated June 4, 2010 ("Revolving Credit Facility") with various U.S. and foreign banks. The Revolving Credit Facility had a maturity date of June 2013 and provided interest at a LIBOR-plus or Base Rate, as defined in the Revolving Credit Facility agreement.

On October 18, 2011, the Company entered into a new $5 billion Five Year Competitive Advance and Revolving Credit Facility Agreement (the "2011 Revolving Credit Facility") with various U.S. and foreign banks. The new agreement, which replaced the previous Revolving Credit Facility, has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the 2011 Revolving Credit Facility agreement. At December 31, 2012, the full $5 billion credit facility was available to the Company.

On October 10, 2012, the Company entered into a $170 million Bilateral Revolving Credit Facility Agreement ("2012 Credit Facility"). The 2012 Credit Facility, which is in addition to the existing 2011 Revolving Credit Facility, has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the agreement. At December 31, 2012, the full $170 million credit facility was available to the Company.

Financing Activities Related to the Acquisition of Rohm and Haas
The fair value of debt assumed from Rohm and Haas on April 1, 2009 was $2,576 million. On September 8, 2010, the Company concluded a tender offer for any and all of $145 million of debentures acquired from Rohm and Haas, due June 2020. As a result of the tender offer, the Company redeemed $123 million of the debentures and recognized a $46 million pretax loss on this early extinguishment, included in "Sundry income (expense) – net" in the consolidated statements of income and reflected in Corporate.

Debt Covenants and Default Provisions
The Company's outstanding debt of $20.6 billion has been issued under indentures which contain, among other provisions, covenants with which the Company must comply while the underlying notes are outstanding. Such covenants include obligations to not allow liens on principal U.S. manufacturing facilities, enter into sale and lease-back transactions with respect to principal U.S. manufacturing facilities, or merge or consolidate with any other corporation, or sell or convey all or substantially all of the Company's assets. The outstanding debt also contains customary default provisions. Failure of the Company to comply with any of these covenants could result in a default under the applicable indenture, which would allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the subject notes.

The Company's primary credit agreements contain covenant and default provisions in addition to the covenants set forth above with respect to the Company's debt. Significant other covenants and default provisions related to these agreements include:

(a) the obligation to maintain the ratio of the Company's consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Five Year Competitive Advance and Revolving Credit Facility Agreement dated October 18, 2011 equals or exceeds $500 million,

(b) a default if the Company or an applicable subsidiary fails to make any payment on indebtedness of $50 million or more when due, or any other default under the applicable agreement permits or results in the acceleration of $200 million or more of principal, and

(c) a default if the Company or any applicable subsidiary fails to discharge or stay within 30 days after the entry of a final judgment of more than $200 million.

Failure of the Company to comply with any of the covenants or default provisions could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding loans.

NOTE 17 – PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans
The Company has defined benefit pension plans that cover employees in the United States and a number of other countries. The U.S. qualified plan covering the parent company is the largest plan. Benefits for employees hired before January 1, 2008 are based on length of service and the employee's three highest consecutive years of compensation. Employees hired after January 1, 2008 earn benefits that are based on a set percentage of annual pay, plus interest.

The Company's funding policy is to contribute to the plans when pension laws and/or economics either require or encourage funding. In 2012, Dow contributed $903 million to its pension plans, including contributions to fund benefit payments for its non-qualified supplemental plans. Dow expects to contribute approximately $900 million to its pension plans in 2013.

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for the plans are provided in the two tables below:

Weighted-Average Assumptions for All Pension Plans	*Benefit Obligations at December 31*			*Net Periodic Costs for the Year*		
	2012	*2011*	*2010*	*2012*	*2011*	*2010*
Discount rate	3.88%	4.93%	5.38%	4.93%	5.38%	5.71%
Rate of increase in future compensation levels	3.96%	4.14%	4.13%	4.14%	4.16%	4.17%
Expected long-term rate of return on plan assets	—	—	—	7.60%	7.86%	7.74%

Weighted-Average Assumptions for U.S. Pension Plans	*Benefit Obligations at December 31*			*Net Periodic Costs for the Year*		
	2012	*2011*	*2010*	*2012*	*2011*	*2010*
Discount rate	4.02%	4.98%	5.51%	4.98%	5.51%	5.97%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	—	—	—	7.83%	8.18%	8.16%

The Company determines the expected long-term rate of return on plan assets by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The Company's historical experience with the pension fund asset performance is also considered. A similar process is followed in determining the expected long-term rate of return for assets held in the Company's other postretirement benefit plan trusts. The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality fixed income investments at the measurement date. Future expected actuarially determined cash flows of Dow's major U.S. plans are matched against the Towers Watson RATE:Link yield curve (based on 60th to 90th percentile bond yields) to arrive at a single discount rate for each plan.

The accumulated benefit obligation for all defined benefit pension plans was $25.3 billion at December 31, 2012 and $21.6 billion at December 31, 2011.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at December 31		
In millions	*2012*	*2011*
Projected benefit obligations	$ 24,659	$ 21,003
Accumulated benefit obligations	$ 23,422	$ 19,990
Fair value of plan assets	$ 15,458	$ 13,993

In addition to the U.S. qualified defined benefit pension plan, U.S. employees may participate in defined contribution plans (Employee Savings Plans or 401(k) plans) by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover employees in some subsidiaries in other countries, including Australia, Brazil, Canada, Italy, Spain and the United Kingdom. Expense recognized for all defined contribution plans was $186 million in 2012, $163 million in 2011 and $184 million in 2010.

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits to retired employees. The Company's plans outside of the United States are not significant; therefore, this discussion relates to the U.S. plans only. The plans provide health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits. In general, for employees hired before January 1, 1993, the plans provide benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service, although there is a cap on the Company portion. The Company has the ability to change these benefits at any time. Employees hired after January 1, 2008 are not covered under the plans.

The Company funds most of the cost of these health care and life insurance benefits as incurred. In 2012, Dow did not make any contributions to its other postretirement benefit plan trusts. Likewise, Dow does not expect to contribute assets to its other postretirement benefits plan trusts in 2013.

The weighted-average assumptions used to determine other postretirement benefit obligations and net periodic benefit costs for the U.S. plans are provided below:

U.S. Plan Assumptions for Other Postretirement Benefits	*Benefit Obligations at December 31*			*Net Periodic Costs for the Year*		
	2012	*2011*	*2010*	*2012*	*2011*	*2010*
Discount rate	3.67%	4.66%	5.15%	4.66%	5.15%	5.69%
Expected long-term rate of return on plan assets	—	—	—	1.00%	3.60%	4.35%
Initial health care cost trend rate	7.84%	8.28%	8.70%	8.28%	8.70%	9.13%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate trend rate to be reached	2019	2019	2019	2019	2019	2019

Increasing the assumed medical cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2012 by $16 million and decrease the net periodic postretirement benefit cost for the year by less than $1 million. Decreasing the assumed medical cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2012 by $20 million and the net periodic postretirement benefit cost for the year by $1 million.

Net Periodic Benefit Cost for All Significant Plans	*Defined Benefit Pension Plans*			*Other Postretirement Benefits*		
In millions	*2012*	*2011*	*2010*	*2012*	*2011*	*2010*
Service cost	$ 378	$ 347	$ 309	$ 17	$ 15	$ 15
Interest cost	1,093	1,121	1,098	92	100	111
Expected return on plan assets	(1,262)	(1,305)	(1,212)	(1)	(6)	(10)
Amortization of prior service cost (credit)	26	28	28	(4)	(1)	—
Amortization of unrecognized loss (gain)	519	374	268	1	1	(1)
Curtailment/settlement/other (1) (2)	—	(4)	11	9	—	3
Net periodic benefit cost	$ 754	$ 561	$ 502	$ 114	$ 109	$ 118

(1) Included $11 million of curtailment and settlement costs recorded in 2010 related to the divestiture of Styron (see Note 5).
(2) Included $9 million of curtailment costs recorded in 2012 related to the 4Q12 Restructuring plan (see Note 3).

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss for All Significant Plans	*Defined Benefit Pension Plans*			*Other Postretirement Benefits*		
In millions	*2012*	*2011*	*2010*	*2012*	*2011*	*2010*
Net loss	$ 3,135	$ 2,009	$ 591	$ 163	$ 20	$ 59
Prior service cost	—	—	2	—	—	—
Amortization of prior service (cost) credit	(26)	(28)	(36)	4	1	(3)
Amortization of unrecognized (loss) gain	(519)	(370)	(271)	(1)	(1)	1
Total recognized in other comprehensive loss	$ 2,590	$ 1,611	$ 286	$ 166	$ 20	$ 57
Total recognized in net periodic benefit cost and other comprehensive loss	$ 3,344	$ 2,172	$ 788	$ 280	$ 129	$ 175

Change in Projected Benefit Obligations, Plan Assets and Funded Status of All Significant Plans				
In millions	*Defined Benefit Pension Plans*		*Other Postretirement Benefits*	
Change in projected benefit obligations	*2012*	*2011*	*2012*	*2011*
Benefit obligations at beginning of year	$ 22,763	$ 21,158	$ 2,088	$ 2,095
Service cost	378	347	17	15
Interest cost	1,093	1,121	92	100
Plan participants' contributions	38	31	—	—
Actuarial changes in assumptions and experience	3,811	1,562	164	20
Acquisition/divestiture/other activity	(51)	(20)	—	16
Benefits paid	(1,347)	(1,277)	(164)	(154)
Currency impact	150	(129)	4	(4)
Termination benefits/curtailment cost	5	(30)	9	—
Benefit obligations at end of year	$ 26,840	$ 22,763	$ 2,210	$ 2,088
Change in plan assets				
Fair value of plan assets at beginning of year	$ 16,119	$ 15,851	$ 154	$ 238
Actual return on plan assets	1,950	853	1	6
Currency impact	129	(121)	—	—
Employer contributions	903	806	(10)	(16)
Plan participants' contributions	38	31	—	—
Acquisition/divestiture/other activity	(67)	(24)	—	—
Benefits paid	(1,347)	(1,277)	(80)	(74)
Fair value of plan assets at end of year	$ 17,725	$ 16,119	$ 65	$ 154
Funded status at end of year	$ (9,115)	$ (6,644)	$ (2,145)	$ (1,934)
Net amounts recognized in the consolidated balance sheets at December 31:				
Noncurrent assets	$ 92	$ 366	$ —	$ —
Current liabilities	(69)	(64)	(99)	(82)
Noncurrent liabilities	(9,138)	(6,946)	(2,046)	(1,852)
Net amounts recognized in the consolidated balance sheets	$ (9,115)	$ (6,644)	$ (2,145)	$ (1,934)
Pretax amounts recognized in AOCI at December 31:				
Net loss (gain)	$ 10,951	$ 8,335	$ 155	$ (7)
Prior service cost (credit)	128	154	(11)	(15)
Pretax balance in AOCI at end of year	$ 11,079	$ 8,489	$ 144	$ (22)

In 2013, an estimated net loss of $790 million and prior service cost of $25 million for the defined benefit pension plans will be amortized from AOCI to net periodic benefit cost. In 2013, an estimated net loss of $3 million and prior service credit of $3 million for other postretirement benefit plans will be amortized from AOCI to net periodic benefit cost.

Estimated Future Benefit Payments

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

Estimated Future Benefit Payments at December 31, 2012		
In millions	*Defined Benefit Pension Plans*	*Other Postretirement Benefits*
2013	$ 1,277	$ 166
2014	1,244	165
2015	1,274	168
2016	1,299	165
2017	1,320	160
2018 through 2022	7,151	719
Total	$ 13,565	$ 1,543

Plan Assets

Plan assets consist mainly of equity and fixed income securities of U.S. and foreign issuers, and may include alternative investments such as real estate, private equity and absolute return strategies. At December 31, 2012, plan assets totaled $17.7 billion and included no Company common stock. At December 31, 2011, plan assets totaled $16.1 billion and included directly held Company common stock with a value of less than $1 million (less than 1 percent of total plan assets). In 2013, the Company expects to receive approximately $35 million from residual plan assets after the completion of a non-U.S. pension plan wind-up.

Investment Strategy and Risk Management for Plan Assets

The Company's investment strategy for the plan assets is to manage the assets in relation to the liability in order to pay retirement benefits to plan participants while minimizing cash contributions from the Company over the life of the plans. This is accomplished by identifying and managing the exposure to various market risks, diversifying investments across various asset classes and earning an acceptable long-term rate of return consistent with an acceptable amount of risk, while considering the liquidity needs of the plans.

The plans are permitted to use derivative instruments for investment purposes, as well as for hedging the underlying asset and liability exposure and rebalancing the asset allocation. The plans use value at risk, stress testing, scenario analysis and Monte Carlo simulations to monitor and manage both risk in the portfolios and surplus risk.

Equity securities primarily include investments in large- and small-cap companies located in both developed and emerging markets around the world. Fixed income securities include investment and non investment grade corporate bonds of companies diversified across industries, U.S. treasuries, non-U.S. developed market securities, U.S. agency mortgage-backed securities, emerging market securities and fixed income funds. Alternative investments primarily include investments in real estate, private equity limited partnerships and absolute return strategies. Other significant investment types include various insurance contracts; and interest rate, equity, commodity and foreign exchange derivative investments and hedges.

Strategic Weighted-Average Target Allocation of Plan Assets for All Significant Plans

Asset Category	*Target Allocation*
Equity securities	39%
Fixed Income securities	38%
Alternative investments	22%
Other investments	1%
Total	100%

Concentration of Risk

The Company mitigates the credit risk of investments by establishing guidelines with investment managers that limit investment in any single issue or issuer to an amount that is not material to the portfolio being managed. These guidelines are monitored for compliance both by the Company and external managers. Credit risk related to derivative activity is mitigated by utilizing multiple counterparties and through collateral support agreements.

The Northern Trust Collective Government Short Term Investment money market fund is utilized as the sweep vehicle for one of the largest U.S. plans, which from time to time can represent a significant investment. For one U.S. plan, approximately half of the liability is covered by a participating group annuity issued by Prudential Insurance Company.

The following tables summarize the bases used to measure the Company's pension plan assets at fair value for the years ended December 31, 2012 and 2011:

Basis of Fair Value Measurements of Pension Plan Assets at December 31, 2012 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Total*
Cash and cash equivalents	$ 20	$ 599	$ —	$ 619
Equity securities:				
U.S. equity (1)	$ 2,143	$ 318	$ —	$ 2,461
Non-U.S. equity – developed countries	1,989	1,203	4	3,196
Emerging markets	728	487	9	1,224
Convertible bonds	—	243	—	243
Equity derivatives	3	19	—	22
Total equity securities	$ 4,863	$ 2,270	$ 13	$ 7,146
Fixed income securities:				
U.S. government and municipalities	$ —	$ 1,464	$ 2	$ 1,466
U.S. agency and agency mortgage-backed securities	—	432	—	432
Corporate bonds – investment grade	—	1,626	—	1,626
Non-U.S. governments – developed countries	—	1,039	1	1,040
Non-U.S. corporate bonds – developed countries	—	802	1	803
Emerging market debt	—	72	—	72
Other asset-backed securities	—	122	15	137
High yield bonds	—	287	21	308
Other fixed income funds	—	228	218	446
Fixed income derivatives	1	119	—	120
Total fixed income securities	$ 1	$ 6,191	$ 258	$ 6,450
Alternative investments:				
Real estate	$ 32	$ 30	$ 1,224	$ 1,286
Private equity	—	—	991	991
Absolute return	—	527	300	827
Total alternative investments	$ 32	$ 557	$ 2,515	$ 3,104
Other investments	$ —	$ 364	$ 42	$ 406
Total pension plan assets at fair value	$ 4,916	$ 9,981	$ 2,828	$ 17,725

(1) Includes no Company common stock.

Basis of Fair Value Measurements of Pension Plan Assets at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items* *(Level 1)*	*Significant Other Observable Inputs* *(Level 2)*	*Significant Unobservable Inputs* *(Level 3)*	*Total*
Cash and cash equivalents	$ 52	$ 771	$ —	$ 823
Equity securities:				
U.S. equity (1)	$ 2,257	$ 184	$ 3	$ 2,444
Non-U.S. equity – developed countries	1,660	1,059	9	2,728
Emerging markets	415	414	4	833
Convertible bonds	—	169	—	169
Equity derivatives	1	6	—	7
Total equity securities	$ 4,333	$ 1,832	$ 16	$ 6,181
Fixed income securities:				
U.S. government and municipalities	$ —	$ 1,181	$ 1	$ 1,182
U.S. agency and agency mortgage-backed securities	—	482	2	484
Corporate bonds – investment grade	—	1,461	—	1,461
Non-U.S. governments – developed countries	—	1,073	—	1,073
Non-U.S. corporate bonds – developed countries	—	664	—	664
Emerging market debt	—	54	—	54
Other asset-backed securities	—	147	15	162
High yield bonds	—	337	16	353
Other fixed income funds	—	268	66	334
Fixed income derivatives	—	167	—	167
Total fixed income securities	$ —	$ 5,834	$ 100	$ 5,934
Alternative investments:				
Real estate	$ 30	$ 29	$ 999	$ 1,058
Private equity	—	—	985	985
Absolute return	—	448	344	792
Total alternative investments	$ 30	$ 477	$ 2,328	$ 2,835
Other investments	$ —	$ 304	$ 42	$ 346
Total pension plan assets at fair value	$ 4,415	$ 9,218	$ 2,486	$ 16,119

(1) Included less than $1 million of the Company's common stock.

For pension or other postretirement benefit plan assets classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For pension or other postretirement benefit plan assets classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources.

Some pension or other postretirement benefit plan assets are held in funds where a net asset value is calculated based on the fair value of the underlying assets and the number of shares owned. The classification of the fund (Level 2 or 3 measurements) is determined based on the lowest level classification of significant holdings within the fund. For all other pension or other postretirement benefit plan assets for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models.

For pension or other postretirement benefit plan assets classified as Level 3 measurements, total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Investment managers or fund managers provide valuations of the investment on a monthly or quarterly basis. These valuations are reviewed for reasonableness based on applicable sector, benchmark and company performance. Adjustments to valuations are made where appropriate. Where available, audited financial statements are obtained and reviewed for the investments as support for the manager's investment valuation.

The following tables summarize the changes in fair value of Level 3 pension plan assets for the years ended December 31, 2011 and 2012:

Fair Value Measurement of Level 3 Pension Plan Assets In millions	*Equity Securities*	*Fixed Income Securities*	*Alternative Investments*	*Other Investments*	*Total*
Balance at January 1, 2011	$ —	$ 50	$ 2,027	$ 40	$ 2,117
Actual return on plan assets:					
Relating to assets sold during 2011	—	—	115	3	118
Relating to assets held at Dec 31, 2011	1	1	34	—	36
Purchases, sales and settlements	3	48	152	(1)	202
Transfers into Level 3, net	12	2	11	—	25
Foreign currency impact	—	(1)	(11)	—	(12)
Balance at December 31, 2011	$ 16	$ 100	$ 2,328	$ 42	$ 2,486
Actual return on plan assets:					
Relating to assets sold during 2012	(5)	2	(59)	—	(62)
Relating to assets held at Dec 31, 2012	(3)	19	193	—	209
Purchases, sales and settlements	7	141	(54)	—	94
Transfers into (out of) Level 3, net	(2)	(4)	99	—	93
Foreign currency impact	—	—	8	—	8
Balance at December 31, 2012	$ 13	$ 258	$ 2,515	$ 42	$ 2,828

The following tables summarize the bases used to measure the Company's other postretirement benefit plan assets at fair value for the years ended December 31, 2012 and 2011:

Basis of Fair Value Measurements of Other Postretirement Benefit Plan Assets at December 31, 2012 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Total*
Cash and cash equivalents	$ —	$ 7	$ 7
Equity securities	—	—	—
Fixed income securities	—	58	58
Total assets at fair value	$ —	$ 65	$ 65

Basis of Fair Value Measurements of Other Postretirement Benefit Plan Assets at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Total*
Cash and cash equivalents	$ —	$ 63	$ 63
Equity securities (1)	41	17	58
Fixed income securities	—	33	33
Total assets at fair value	$ 41	$ 113	$ 154

(1) Included no common stock of the Company.

NOTE 18 – LEASED PROPERTY

Leased Property
The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. In addition, the Company leases aircraft in the United States. At the termination of the leases, the Company has the option to purchase certain leased equipment and buildings based on a fair market value determination.

Rental expenses under operating leases, net of sublease rental income, were $476 million in 2012, $437 million in 2011 and $404 million in 2010. Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

Minimum Operating Lease Commitments at December 31, 2012 In millions	
2013	$ 223
2014	216
2015	177
2016	150
2017	121
2018 and thereafter	1,322
Total	$ 2,209

NOTE 19 – VARIABLE INTEREST ENTITIES

Consolidated Variable Interest Entities
The Company holds a variable interest in eight joint ventures for which the Company is the primary beneficiary.

Three of the joint ventures own and operate manufacturing and logistics facilities, which produce chemicals and provide services in Asia Pacific. The Company's variable interest in these joint ventures relates to arrangements between the joint ventures and the Company, involving the majority of the output on take-or-pay terms with pricing ensuring a guaranteed return to the joint ventures. In the third quarter of 2011, one of the joint ventures converted a note payable into cumulative perpetual preferred shares, which is included in "Noncontrolling interests" in the consolidated balance sheets and "Conversion of note payable to preferred shares of a subsidiary" in the consolidated statements of equity.

A fourth joint venture will construct, own and operate a membrane chlor-alkali facility to be located at the Company's Freeport, Texas integrated manufacturing complex. The Company's variable interests in this joint venture relate to equity options between the partners and a cost-plus off-take arrangement between the joint venture and the Company, involving proportional purchase commitments on take-or-pay terms and ensuring a guaranteed return to the joint venture. The Company will provide the joint venture with operation and maintenance services, utilities and raw materials; market the joint venture's co-products; and convert the other partner's proportional purchase commitments into ethylene dichloride under a tolling arrangement. The joint venture is expected to begin operations in mid-2013.

The fifth joint venture manufactures products in Japan for the semiconductor industry. Each joint venture partner holds several equivalent variable interests, with the exception of a royalty agreement held exclusively between the joint venture and the Company. In addition, the entire output of the joint venture is sold to the Company for resale to third-party customers.

The sixth joint venture is an ethylene storage joint venture located in Alberta, Canada. Previously accounted for as an equity method investment, the Company became the primary beneficiary upon execution of new storage cavern agreements in 2011. The Company's variable interests relate to arrangements involving a majority of the joint venture's storage capacity on take-or-pay terms with pricing ensuring a guaranteed return to the joint venture; and favorably priced leases provided to the joint venture. The Company provides the joint venture with operation and maintenance services and utilities.

The seventh joint venture is a development-stage enterprise located in Brazil that will initially produce ethanol from sugarcane. The Company owned 100 percent of this entity until November 2011, when the Company sold a 50 percent interest to a third party. The Company's variable interests in this joint venture relate to an equity option between the partners and contractual arrangements limiting the partner's initial participation in the economics of certain assets and liabilities. Terms of the equity option require the Company to purchase the partner's equity investment at a fixed price if the partner elects to terminate a specific contract within 24 months of initial equity investment. Therefore, the Company has classified the partner's equity investment as "Redeemable Noncontrolling Interest" in the consolidated balance sheets. The joint venture's ethanol mill is expected to process its first full harvest of sugarcane in 2014. The joint venture's original plans for expansion into downstream derivative products have been postponed.

The eighth joint venture manages the growth, harvest and conditioning of soybean seed and grain, corn and wheat in several midwestern states in the United States. On March 2, 2012, the Company acquired a 49 percent equity interest in this venture. The Company's variable interest in this joint venture relates to an equity option between the partners. Terms of the equity option require the Company to purchase the partner's equity investment at a fixed price, after a specified period of time if the partner elects to sell its equity investment. The joint venture provides seed production services to the Company.

The Company also holds a variable interest in an owner trust, for which the Company is the primary beneficiary. The owner trust leases an ethylene facility in The Netherlands to the Company, whereby substantially all of the rights and obligations of ownership are transferred to the Company. The Company's variable interest in the owner trust relates to a residual value guarantee provided to the owner trust. Upon expiration of the lease, which matures in January, 2014, the Company may purchase the facility for an amount based on a fair market determination. At December 31, 2012, the residual value guarantee was $363 million, which represents the Company's maximum exposure to loss under the lease. On February 1, 2013, the Company notified the owner trust of its intent to purchase the facility upon expiration of the lease for approximately $440 million.

As the primary beneficiary of these variable interest entities ("VIEs"), the entities' assets, liabilities and results of operations are included in the Company's consolidated financial statements. The other equity holders' interests are reflected in "Net income attributable to noncontrolling interests" in the consolidated statements of income and "Noncontrolling interests" in the consolidated balance sheets except as noted above. The following table summarizes the carrying amounts of these entities' assets and liabilities included in the Company's consolidated balance sheets at December 31, 2012 and 2011:

Assets and Liabilities of Consolidated VIEs at December 31 In millions	*2012*	*2011* (1)
Cash and cash equivalents (2)	$ 146	$ 170
Other current assets	129	104
Property	2,554	2,169
Other noncurrent assets	139	151
Total assets (3)	$ 2,968	$ 2,594
Current liabilities (nonrecourse 2012: $261; 2011: $226)	$ 261	$ 226
Long-term debt (nonrecourse 2012: $1,406; 2011: $1,138)	1,752	1,484
Other noncurrent liabilities (nonrecourse 2012: $99; 2011: $86)	99	86
Total liabilities	$ 2,112	$ 1,796

(1) December 31, 2011 values do not include assets and liabilities attributable to a seed production joint venture located in the United States that became a VIE in the first quarter of 2012.
(2) Included $2 million at December 31, 2012 ($3 million at December 31, 2011) specifically restricted for the construction of a manufacturing facility.
(3) All assets were restricted at December 31, 2012 and December 31, 2011.

In addition, the Company holds a variable interest in an entity created to monetize accounts receivable of select European entities. The Company is the primary beneficiary of this entity as a result of holding subordinated notes while maintaining servicing responsibilities for the accounts receivable. The carrying amounts of assets and liabilities included in the Company's consolidated balance sheets pertaining to this entity, were current assets of $179 million (zero restricted) at December 31, 2012 ($233 million, zero restricted, at December 31, 2011) and current liabilities of less than $1 million (less than $1 million nonrecourse) at December 31, 2012 (less than $1 million, less than $1 million nonrecourse, at December 31, 2011).

Amounts presented in the consolidated balance sheets and the table above as restricted assets or nonrecourse obligations relating to consolidated VIEs at December 31, 2012 and 2011 are adjusted for intercompany eliminations, parental guarantees and residual value guarantees.

Nonconsolidated Variable Interest Entity

The Company holds a variable interest in a joint venture that manufactures crude acrylic acid in the United States and Germany on behalf of the Company and the other joint venture partner. The variable interest relates to a cost-plus arrangement between the joint venture and each joint venture partner. The Company is not the primary beneficiary, as a majority of the joint venture's output is sold to the other joint venture partner; therefore, the entity is accounted for under the equity method of accounting. At

December 31, 2012, the Company's investment in the joint venture was $161 million ($144 million at December 31, 2011), classified as "Investment in nonconsolidated affiliates" in the consolidated balance sheets, representing the Company's maximum exposure to loss.

NOTE 20 – STOCK-BASED COMPENSATION

The Company grants stock-based compensation to employees and non-employee directors in the form of the Employees' Stock Purchase Plan ("ESPP") and stock option plans, which include deferred and restricted stock. Information regarding these plans is provided below.

Accounting for Stock-Based Compensation

The Company grants stock-based compensation awards that vest over a specified period or upon employees meeting certain performance and/or retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date. The fair value of liability instruments issued to employees (specifically, performance deferred stock awards, which are granted to executive employees subject to stock ownership requirements, that provide the recipient the option to elect to receive a cash payment equal to the value of the stock award on the date of delivery) is measured at the end of each quarter. The fair value of equity and liability instruments is expensed over the vesting period or, in the case of retirement, from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required.

The Company uses a lattice-based option valuation model to estimate the fair value of stock options, the Black-Scholes option valuation model for subscriptions to purchase shares under the ESPP and Monte Carlo simulation for the market portion of performance deferred stock awards. The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

	2012	*2011*	*2010*
Dividend yield	3.34%	2.5%	2.5%
Expected volatility	38.39%	34.61%	47.35%
Risk-free interest rate	0.95%	1.71%	1.28%
Expected life of stock options granted during period (years)	7.6	7.4	6.5
Life of Employees' Stock Purchase Plan (months)	6	6	5

The dividend yield assumption for 2012 was based on a 10 percent/90 percent blend of the Company's current declared dividend as a percentage of the stock price on the grant date and a 10-year dividend yield average. The dividend yield assumption for 2011 was based on a 20 percent/80 percent blend. The dividend yield assumption for 2010 was based on a 30 percent/70 percent blend. The expected volatility assumption was based on an equal weighting of the historical daily volatility and current implied volatility from exchange-traded options for the contractual term of the options. The risk-free interest rate was based on the weighted-average of U.S. Treasury strip rates over the contractual term of the options. The expected life of stock options granted was based on an analysis of historical exercise patterns.

Employees' Stock Purchase Plan

On February 13, 2003, the Board of Directors authorized a 10-year ESPP (the "2003 ESPP"), which was approved by stockholders at the Company's annual meeting on May 8, 2003. Under the 2012 annual offering, most employees were eligible to purchase shares of common stock of the Company valued at up to 10 percent of their annual base earnings. The value is determined using the plan price multiplied by the number of shares subscribed to by the employee. The plan price of the stock is set each year at no less than 85 percent of market price.

Employees' Stock Purchase Plan	*2012*	
Shares in thousands	*Shares*	*Exercise Price* (1)
Outstanding at beginning of year	—	—
Granted	9,523	$ 25.42
Exercised	(6,538)	$ 25.42
Forfeited/Expired	(2,985)	$ 25.42
Outstanding and exercisable at end of year	—	—

(1) Weighted-average per share

Additional Information about ESPP In millions, except per share amounts	*2012*	*2011*	*2010*
Weighted-average fair value per share of purchase rights granted	$ 8.32	$ 11.39	$ 11.90
Total compensation expense for ESPP	$ 79	$ 123	$ 164
Related tax benefit	$ 29	$ 46	$ 61
Total amount of cash received from the exercise of purchase rights	$ 166	$ 197	$ 224
Total intrinsic value of purchase rights exercised (1)	$ 41	$ 98	$ 147
Related tax benefit	$ 15	$ 36	$ 54

(1) Difference between the market price at exercise and the price paid by the employee to exercise the purchase rights.

On February 9, 2012, the Board of Directors authorized The Dow Chemical Company 2012 Employee Stock Purchase Plan (the "2012 ESPP"), which was approved by stockholders at the Company's annual meeting held on May 10, 2012. The 2012 ESPP supersedes the 2003 ESPP. The first offering under the 2012 ESPP will commence in 2013.

Stock Incentive Plan

The Company has historically granted equity awards under various plans (the "Prior Plans"). On February 9, 2012, the Board of Directors authorized The Dow Chemical Company 2012 Stock Incentive Plan (the "2012 Plan"). The 2012 Plan was approved by stockholders at the Company's annual meeting on May 10, 2012 and became effective on that date. The 2012 Plan supersedes the Prior Plans. Under the 2012 Plan, the Company may grant options, deferred stock, performance deferred stock, restricted stock, stock appreciation rights and stock units to employees and non-employee directors over the 10-year duration of the Plan, subject to an aggregate limit and annual individual limits. The terms of the grants are fixed at the grant date. At December 31, 2012, there were 44,749,231 shares available for grant under the 2012 plan.

Stock Option Plans

The Company grants stock options to certain employees. Under the 1988 Award and Option Plan (the "1988 Plan"), a plan approved by stockholders, the Company granted options or shares of common stock to its employees subject to certain annual and individual limits. The terms of the grants are fixed at the grant date. At December 31, 2012, there were no shares available for grant under this plan. The 1988 Plan was superseded by the 2012 Plan on May 10, 2012.

Under the 1994 Non-Employee Directors' Stock Plan, the Company was previously allowed to grant up to 300,000 options to non-employee directors; however, no additional grants will be made under this plan. At December 31, 2012, there were 19,250 options outstanding under this plan.

Under the 1998 Non-Employee Directors' Stock Plan, the Company was previously allowed to grant up to 600,000 options to non-employee directors; however, no additional grants will be made under this plan. At December 31, 2012, there were 14,600 options outstanding under this plan.

Under the 2003 Non-Employee Directors' Stock Incentive Plan, the Company was previously allowed to grant up to 1.5 million shares (including options, restricted stock and deferred stock) to non-employee directors over the 10-year duration of the program. The 2003 Plan was superseded by the 2012 Plan on May 10, 2012. No additional grants will be made under the 2003 Plan. At December 31, 2012, there were 106,950 options outstanding under this plan.

The following table provides stock option activity for 2012:

Stock Options	*2012*	
Shares in thousands	*Shares*	*Exercise Price* (1)
Outstanding at January 1, 2012	63,704	$ 35.08
Granted	12,796	$ 34.00
Exercised	(6,046)	$ 22.64
Forfeited/Expired	(1,586)	$ 41.39
Outstanding at December 31, 2012	68,868	$ 35.82
Remaining contractual life in years		5.57
Aggregate intrinsic value in millions	$ 187	
Exercisable at December 31, 2012	46,574	$ 36.42
Remaining contractual life in years		4.18
Aggregate intrinsic value in millions	$ 175	

(1) Weighted-average per share

Additional Information about Stock Options In millions, except per share amounts		*2012*		*2011*		*2010*
Weighted-average fair value per share of options granted	$	9.38	$	10.64	$	9.17
Total compensation expense for stock option plans	$	106	$	88	$	72
Related tax benefit	$	39	$	33	$	27
Total amount of cash received from the exercise of options	$	137	$	147	$	66
Total intrinsic value of options exercised (1)	$	64	$	66	$	30
Related tax benefit	$	24	$	24	$	11

(1) Difference between the market price at exercise and the price paid by the employee to exercise the options.

Total unrecognized compensation cost related to unvested stock option awards of $53 million at December 31, 2012 is expected to be recognized over a weighted-average period of 0.86 years.

The exercise price of each stock option equals the market price of the Company's stock on the date of grant. Options vest from one to three years, and have a maximum term of 10 years.

Deferred Stock

The Company grants deferred stock to certain employees. The grants vest after a designated period of time, generally two to five years. The Company historically issued grants under the 1988 Plan; however, as of May 10, 2012, no additional grants will be made under this plan. Beginning May 10, 2012, grants of deferred stock are made under the 2012 Plan. The following table shows changes in nonvested deferred stock:

Deferred Stock	*2012*					
	1988 Plan			*2012 Plan*		
Shares in thousands	*Shares*		*Grant Date Fair Value* (1)	*Shares*		*Grant Date Fair Value* (1)
Nonvested at beginning of year	15,136	$	25.53	—	$	—
Granted	3,446	$	34.01	209	$	30.49
Vested	(7,502)	$	18.89	—	$	—
Canceled	(123)	$	29.70	—	$	—
Nonvested at end of year	10,957	$	32.70	209	$	30.49

(1) Weighted-average per share

Additional Information about Deferred Stock In millions, except per share amounts		*2012*		*2011*		*2010*
Weighted-average fair value per share of deferred stock granted	$	33.81	$	37.60	$	27.89
Total fair value of deferred stock vested and delivered (1)	$	252	$	123	$	38
Related tax benefit	$	93	$	46	$	14
Total compensation expense for deferred stock awards	$	129	$	124	$	123
Related tax benefit	$	48	$	46	$	46

(1) Includes the fair value of shares vested in prior years and delivered in the reporting year.

Total unrecognized compensation cost related to deferred stock awards of $74 million at December 31, 2012 is expected to be recognized over a weighted-average period of 0.84 years. At December 31, 2012, approximately 124,000 deferred shares with a grant date weighted-average fair value per share of $32.30 had previously vested, but were not issued. These shares are scheduled to be issued to employees within one to four years or upon retirement.

The Company granted performance deferred stock awards under the 1988 Plan. The 2012 Plan supersedes the 1988 Plan. Under both plans, the performance deferred stock awards vest when the Company attains specified performance targets over a predetermined period, generally one to three years. Compensation expense related to performance deferred stock awards is recognized over the lesser of the service or performance period. Changes in the fair value of liability instruments are recognized as compensation expense each quarter. The following table shows the performance deferred stock awards granted:

Performance Deferred Stock Awards Shares in thousands				
Year	*Plan (1)*	*Performance Period*	*Target Shares Granted* (2)	*Grant Date Fair Value* (3)
2012	1988 Plan	January 1, 2012 – December 31, 2014	1,205	$ 34.00
2011	1988 Plan	January 1, 2011 – December 31, 2013	1,109	$ 38.07
2010	1988 Plan	January 1, 2010 – December 31, 2012	875	$ 27.79

(1) No shares were granted under the 2012 Plan during 2012.
(2) At the end of the performance period, the actual number of shares issued can range from zero to 250 percent of the target shares granted.
(3) Weighted-average per share

The following table shows changes in nonvested performance deferred stock:

Performance Deferred Stock	*2012*	
	1988 Plan	
Shares in thousands	*Target Shares Granted (1)*	*Grant Date Fair Value* (2)
Nonvested at beginning of year	1,904	$ 33.57
Granted	1,205	$ 34.00
Vested	(828)	$ 27.79
Canceled	(27)	$ 34.42
Nonvested at end of year	2,254	$ 35.92

(1) At the end of the performance period, the actual number of shares issued can range from zero to 250 percent of the target shares granted.
(2) Weighted-average per share

Additional Information about Performance Deferred Stock In millions	*2012*	*2011*	*2010*
Total fair value of performance deferred stock vested and delivered (1)	$ 68	$ 77	$ 28
Related tax benefit	$ 25	$ 28	$ 10
Total compensation expense for performance deferred stock awards (2)	$ 21	$ 36	$ 143
Related tax benefit	$ 8	$ 13	$ 53

(1) Includes the fair value of shares vested in prior years and delivered in the reporting year.
(2) Compensation expense in 2010 included $25 million related to the modification of equity instruments to liability instruments for certain executive employees.

During 2012, the Company settled 1.0 million shares of performance deferred stock for $34 million in cash. During 2011, the Company settled 1.2 million shares of performance deferred stock for $36 million in cash. During 2010, the Company settled 0.3 million shares of performance of deferred stock for $8 million in cash. Total unrecognized compensation cost related to performance deferred stock awards of $8 million at December 31, 2012 is expected to be recognized over a weighted-average period of 0.81 years. At December 31, 2012, approximately 0.4 million performance deferred shares with a grant date weighted-average fair value of $27.79 per share were vested, but not issued. These shares are scheduled to be issued in February 2013.

In addition, the Company is authorized to grant up to 300,000 deferred shares of common stock to executive officers of the Company under the 1994 Executive Performance Plan. No additional grants will be issued under this plan.

Restricted Stock
Under the 2012 Plan, the Company may grant shares (including options, stock appreciation rights, stock units and restricted stock) to non-employee directors over the 10-year duration of the program, subject to the plan's aggregate limit as well as annual individual limits. No shares were issued under this plan during 2012.

Under the 2003 Non-Employee Directors' Stock Incentive Plan (the "2003 Plan"), a plan approved by stockholders, the Company may grant up to 1.5 million shares (including options, restricted stock and deferred stock) to non-employee directors over the 10-year duration of the program, subject to an annual aggregate award limit of 25,000 shares for each individual director. In 2012, 34,650 shares of restricted stock with a weighted-average fair value of $33.69 per share were issued under this plan. The restricted stock issued under this plan cannot be sold, assigned, pledged or otherwise transferred by the non-employee director, until the director is no longer a member of the Board. The 2003 Plan was superseded by the 2012 Plan on May 10, 2012. No additional grants will be made under the 2003 Plan.

NOTE 21 – STOCKHOLDERS' EQUITY

Cumulative Convertible Perpetual Preferred Stock, Series A
Equity securities in the form of Cumulative Convertible Perpetual Preferred Stock, Series A ("preferred series A") were issued on April 1, 2009 to Berkshire Hathaway Inc. in the amount of $3 billion (3 million shares) and the Kuwait Investment Authority in the amount of $1 billion (1 million shares). The Company will pay cumulative dividends on preferred series A at a rate of 8.5 percent per annum in either cash, shares of common stock, or any combination thereof, at the option of the Company. Dividends may be deferred indefinitely, at the Company's option. If deferred, common stock dividends must also be deferred. Any past due and unpaid dividends will accrue additional dividends at a rate of 10 percent per annum, compounded quarterly. If dividends are deferred for any six quarters, the preferred series A shareholders may elect two directors to the Company's Board of Directors until all past due dividends are paid. Ongoing dividends related to preferred series A are $85 million per quarter; no dividends had been deferred at December 31, 2012.

Shareholders of preferred series A may convert all or any portion of their shares, at their option, at any time, into shares of the Company's common stock at an initial conversion rate of 24.2010 shares of common stock for each share of preferred series A. Under certain circumstances, the Company will be required to adjust the conversion rate. On or after the fifth anniversary of the issuance date, if the common stock price exceeds $53.72 per share for any 20 trading days in a consecutive 30-day window, the Company may, at its option, at any time, in whole or in part, convert preferred series A into common stock at the then applicable conversion rate. Upon conversion, accrued and unpaid dividends will be payable, at the option of the Company, in either cash, shares of common stock, or any combination thereof.

Common Stock
The Company may issue common stock shares out of treasury stock or as new common stock shares for purchases under the Employees' Stock Purchase Plan, for options exercised and for the release of deferred and restricted stock. The number of new common stock shares issued to employees and non-employee directors under the Company's stock-based compensation programs was 18.7 million in 2012, 12.2 million in 2011 and 10.0 million in 2010.

Retained Earnings
There are no significant restrictions limiting the Company's ability to pay dividends.

Undistributed earnings of nonconsolidated affiliates included in retained earnings were $2,332 million at December 31, 2012 and $2,373 million at December 31, 2011.

Employee Stock Ownership Plan
The Company has the Dow Employee Stock Ownership Plan (the "ESOP"), which is an integral part of The Dow Chemical Company Employees' Savings Plan (the "Plan"). A significant majority of full-time employees in the United States are eligible to participate in the Plan. The Company uses the ESOP to provide the Company's matching contribution in the form of the Company's stock to Plan participants.

In connection with the acquisition of Rohm and Haas on April 1, 2009 the Rohm and Haas Employee Stock Ownership Plan (the "Rohm and Hass ESOP") was merged into the Plan, and the Company assumed the $78 million balance of debt at 9.8 percent interest with final maturity in 2020 that was used to finance share purchases by the Rohm and Haas ESOP in 1990. The outstanding balance of the debt was $51 million at December 31, 2012 and $57 million at December 31, 2011.

Dividends on unallocated shares held by the ESOP are used by the ESOP to make debt service payments and to purchase additional shares if dividends exceed the debt service payments. Dividends on allocated shares are used by the ESOP to make debt service payments to the extent needed; otherwise, they are paid to the Plan participants. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the life of the loan. The shares are allocated to Plan participants in accordance with the terms of the Plan.

Compensation expense for allocated shares is recorded at the fair value of the shares on the date of allocation. ESOP shares that have not been released or committed to be released are not considered outstanding for purposes of computing basic and diluted earnings per share.

Compensation expense for ESOP shares allocated to plan participants was $107 million in 2012, $102 million in 2011 and $81 million in 2010. At December 31, 2012, 15.4 million shares out of a total 40.9 million shares held by the ESOP had been allocated to participants' accounts; 0.9 million shares were released but unallocated; and 24.6 million shares, at a fair value of $794 million, were considered unearned.

Treasury Stock

The total number of treasury shares purchased by the Company, primarily shares received from employees and non-employee directors to pay taxes owed to the Company as a result of the exercise of stock options or the delivery of deferred stock, was zero in 2012, 0.5 million in 2011 and 0.5 million in 2010.

The Company issues shares for options exercised as well as for the release of deferred and restricted stock out of treasury stock or as new common stock shares. The number of treasury shares issued to employees and non-employee directors under the Company's option and purchase programs was zero in 2012, 5.6 million in 2011 and 7.5 million in 2010.

Reserved Treasury Stock at December 31

Shares in millions	*2012*	*2011*	*2010*
Stock option and deferred stock plans	—	—	5.1

Subsequent Event

On February 13, 2013, the Board of Directors approved a share buy-back program, authorizing up to $1.5 billion to be spent on the repurchase of the Company's common stock over a period of time.

NOTE 22 – INCOME TAXES

Domestic and Foreign Components of Income Before Income Taxes

In millions	*2012*	*2011*	*2010*
Domestic (1)	$ (401)	$ 386	$ (821)
Foreign	2,066	3,215	3,623
Total	$ 1,665	$ 3,601	$ 2,802

(1) In 2012, the domestic component of "Income Before Income Taxes" was significantly impacted by the Company's 1Q12 and 4Q12 restructuring charges.

Provision for Income Taxes

	2012			*2011*			*2010*		
In millions	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*
Federal	$ 241	$ (312)	$ (71)	$ 36	$ (244)	$ (208)	$ (576)	$ 445	$ (131)
State and local	9	(10)	(1)	12	(13)	(1)	(36)	(21)	(57)
Foreign	780	(143)	637	768	258	1,026	765	(96)	669
Total	$ 1,030	$ (465)	$ 565	$ 816	$ 1	$ 817	$ 153	$ 328	$ 481

Reconciliation to U.S. Statutory Rate

In millions	2012	2011	2010
Taxes at U.S. statutory rate	$ 583	$ 1,260	$ 981
Equity earnings effect	(115)	(459)	(272)
Foreign income taxed at rates other than 35% (1)	(76)	(242)	(262)
U.S. tax effect of foreign earnings and dividends	13	218	118
Goodwill impairment losses	77	—	—
Discrete equity earnings (2)	48	—	—
Change in permanent reinvestment assertions	(236)	—	—
Change in valuation allowances	135	367	(34)
Unrecognized tax benefits	122	35	(52)
Federal tax accrual adjustments	4	8	(13)
Sale of a contract manufacturing subsidiary (3)	—	(231)	—
Joint venture reorganization	—	(95)	—
Other – net	10	(44)	15
Total tax provision	$ 565	$ 817	$ 481
Effective tax rate	33.9%	22.7%	17.2%

(1) Includes the tax provision for statutory taxable income in foreign jurisdictions for which there is no corresponding amount in "Income Before Income Taxes."

(2) Includes nonrecurring charges related to equity in earnings of nonconsolidated affiliates.

(3) The Company recognized a tax benefit of $231 million related to the sale of a contract manufacturing subsidiary, which was reduced by a $95 million valuation allowance in 2011.

The tax rate for 2012 was negatively impacted by a change in the geographic mix of earnings, notably a decrease in earnings in Europe and an increase in earnings in the United States, as well as reductions in equity earnings. Equity earnings were further impacted by asset impairment and restructuring charges at Dow Corning. Additionally, the Company's impairment of Dow Formulated Systems goodwill and the impairment of the long-lived assets of Dow Kokam LLC received minimal tax relief. The tax rate was favorably impacted by a change in the permanent reinvestment assertions of certain affiliates in Europe and Asia Pacific; however, this was primarily offset by unfavorable adjustments to uncertain tax positions and valuation allowances. These factors resulted in an effective tax rate of 33.9 percent for 2012.

The tax rate for 2011 was positively impacted by a high level of equity earnings as a percentage of total earnings, earnings in foreign locations taxed at rates less than the U.S. statutory rate, the sale of a contract manufacturing subsidiary and the reorganization of a joint venture and was negatively impacted by a $264 million valuation allowance recorded in the fourth quarter of 2011. The valuation allowance was recorded against the deferred tax assets of two Dow entities in Brazil. As a result of the global recession in 2008-2009, coupled with rapidly deteriorating isocyanate industry conditions and increasing local costs, these two entities were in a three-year cumulative pretax operating loss position at December 31, 2011. While the Company expects to realize the tax loss carryforwards generated by these operating losses based on several factors - including forecasted margin expansion resulting from improving economic conditions, higher industry growth rates in Brazil, improving Dow operating rates, and a restructuring of legal entities to maximize the use of existing tax loss carryforwards - Dow was unable to overcome the negative evidence of recent cumulative operating losses; and at December 31, 2011, the Company could not assert it was more likely than not that it will realize its deferred tax assets in the two Brazilian entities. Accordingly, the Company established the valuation allowance against the deferred tax assets of these companies in the fourth quarter of 2011. If in the future, as a result of the Company's plans and expectations, one or both of these entities generates sufficient profitability such that the evaluation of the recoverability of the deferred tax assets changes, the valuation allowance could be reversed in whole or in part in a future period. These factors resulted in an effective tax rate of 22.7 percent for 2011.

The tax rate for 2010 was positively impacted by a high level of equity earnings as a percentage of total earnings, the release of a tax valuation allowance, a tax law change, and improved financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate. These factors resulted in an effective tax rate of 17.2 percent for 2010.

Deferred Tax Balances at December 31	2012		2011	
In millions	Deferred Tax Assets (1)	Deferred Tax Liabilities	Deferred Tax Assets (1)	Deferred Tax Liabilities
Property	$ 58	$ 2,128	$ 102	$ 2,265
Tax loss and credit carryforwards	1,954	—	2,294	—
Postretirement benefit obligations	4,900	1,291	3,916	1,184
Other accruals and reserves	2,167	329	1,954	604
Intangibles	218	994	152	1,076
Inventory	240	179	229	289
Long-term debt	—	599	—	726
Investments	317	183	186	183
Other – net	1,168	642	1,185	729
Subtotal	$ 11,022	$ 6,345	$ 10,018	$ 7,056
Valuation allowances	(1,399)	—	(1,152)	—
Total	$ 9,623	$ 6,345	$ 8,866	$ 7,056

(1) Included in current deferred tax assets are prepaid tax assets totaling $218 million in 2012 and $210 million in 2011.

Gross operating loss carryforwards amounted to $10,436 million at December 31, 2012 and $11,626 million at December 31, 2011. At December 31, 2012, $1,513 million of the operating loss carryforwards were subject to expiration in 2013 through 2017. The remaining operating loss carryforwards expire in years beyond 2017 or have an indefinite carryforward period. Tax credit carryforwards at December 31, 2012 amounted to $226 million ($403 million at December 31, 2011), net of uncertain tax positions, of which $6 million is subject to expiration in 2013 through 2017. The remaining tax credit carryforwards expire in years beyond 2017 or have an indefinite carryforward period.

The Company had valuation allowances that primarily related to the realization of recorded tax benefits on tax loss carryforwards from operations in the United States, Brazil and Asia Pacific of $1,399 million at December 31, 2012 and $1,152 million at December 31, 2011.

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to $14,504 million at December 31, 2012, $12,741 million at December 31, 2011 and $9,798 million at December 31, 2010. The increase in the undistributed earnings during 2012 is partly due to changes in permanent reinvestment assertions of certain subsidiaries located in Europe and Asia Pacific. It is not practicable to calculate the unrecognized deferred tax liability on undistributed earnings.

Total Gross Unrecognized Tax Benefits In millions	2012	2011	2010
Balance at January 1	$ 339	$ 319	$ 650
Increases related to positions taken on items from prior years	66	5	8
Decreases related to positions taken on items from prior years	(32)	(11)	(33)
Increases related to positions taken in the current year	53	70	24
Settlement of uncertain tax positions with tax authorities	(9)	(21)	(300)
Decreases due to expiration of statutes of limitations	(8)	(23)	(30)
Balance at December 31	$ 409	$ 339	$ 319

At December 31, 2012, the total amount of unrecognized tax benefits was $409 million ($339 million at December 31, 2011), of which $392 million would impact the effective tax rate, if recognized ($319 million at December 31, 2011).

Interest and penalties associated with uncertain tax positions are recognized as components of the "Provision for income taxes," and totaled $92 million in 2012, $21 million in 2011 and $6 million in 2010. The Company's accrual for interest and penalties was $131 million at December 31, 2012 and $66 million at December 31, 2011.

Tax years that remain subject to examination for the Company's major tax jurisdictions are shown below:

Tax Years Subject to Examination by Major Tax Jurisdiction at December 31

	Earliest Open Year	
Jurisdiction	*2012*	*2011*
Argentina	2006	2005
Brazil	2008	2007
Canada	2008	2008
France	2010	2009
Germany	2006	2002
Italy	2003	2003
The Netherlands	2012	2011
Spain	2008	2008
Switzerland	2009	2009
United Kingdom	2008	2008
United States:		
Federal income tax	2004	2004
State and local income tax	2004	2004

The Company is currently under examination in a number of tax jurisdictions. It is reasonably possible that these examinations may be resolved within twelve months. As a result, it is reasonably possible that the total gross unrecognized tax benefits of the Company at December 31, 2012 may be reduced in the next twelve months by approximately $45 million to $90 million as a result of these resolved examinations. The impact on the Company's results of operations is not expected to be material.

The reserve for non-income tax contingencies related to issues in the United States and foreign locations was $151 million at December 31, 2012 and $134 million at December 31, 2011. This is management's best estimate of the potential liability for non-income tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material impact on the Company's consolidated financial statements.

Subsequent Event

On January 2, 2013, President Obama signed into law the "American Taxpayer Relief Act of 2012." This law extends retroactively to 2012 and prospectively through 2013 certain temporary business tax provisions ("extenders") that are beneficial to Dow including the research and experimentation tax credit, the controlled foreign corporation look-through rule, bonus depreciation, and various incentives for energy efficient homes and buildings. As this tax law was enacted on January 2, 2013, the retroactive impact for 2012 will be recognized in the first quarter of 2013 tax provision. The Company estimates the extenders will have an immaterial impact on the tax provision.

NOTE 23 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table provides an analysis of the changes in accumulated other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010:

Accumulated Other Comprehensive Income (Loss) In millions	*2012*	*2011*	*2010*
Unrealized Gains on Investments at beginning of year	$ 78	$ 111	$ 79
Net change in unrealized gains (losses)	69	(33)	32
Balance at end of period	$ 147	$ 78	$ 111
Cumulative Translation Adjustments at beginning of year	72	367	624
Translation adjustments	256	(295)	(257)
Balance at end of period	$ 328	$ 72	$ 367
Pension and Other Postretirement Benefit Plans at beginning of year	(6,134)	(4,871)	(4,587)
Net prior service credit	15	20	23
Net loss	(1,876)	(1,283)	(307)
Balance at end of period	$ (7,995)	$ (6,134)	$ (4,871)
Accumulated Derivative Loss at beginning of year	(12)	(6)	(8)
Net hedging results	(7)	(1)	(13)
Reclassification to earnings	23	(5)	15
Balance at end of period	$ 4	$ (12)	$ (6)
Total accumulated other comprehensive loss	$ (7,516)	$ (5,996)	$ (4,399)

NOTE 24 – OPERATING SEGMENTS AND GEOGRAPHIC AREAS

Dow is a diversified, worldwide manufacturer and supplier of products used primarily as raw materials in the manufacture of customer products and services. The Company serves the following industries: appliance; automotive; agricultural; building and construction; chemical processing; electronics; furniture; housewares; oil and gas; packaging; paints, coatings and adhesives; personal care; pharmaceutical; processed foods; pulp and paper; textile and carpet; utilities; and water treatment.

Dow conducts its worldwide operations through global businesses, which are reported in six operating segments. Corporate contains the reconciliation between the totals for the reportable segments and the Company's totals and includes research and other expenses related to new business development activities, and other corporate items not allocated to the reportable operating segments.

The Company uses EBITDA (which Dow defines as earnings (i.e., "Net Income") before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses, except depreciation and amortization; items that principally apply to the Company as a whole are assigned to Corporate. See table toward the end of this footnote for depreciation and amortization by segment, as well as a reconciliation of EBITDA to "Income Before Income Taxes."

Corporate Profile

Dow combines the power of science and technology to passionately innovate what is essential to human progress. The Company connects chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, renewable energy generation and conservation, and increasing agricultural productivity. Dow's diversified industry-leading portfolio of specialty chemicals, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2012, Dow had annual sales of $56.8 billion and employed approximately 54,000 people worldwide. The Company's more than 5,000 products are manufactured at 188 sites in 36 countries across the globe. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics and Feedstocks and Energy.

Electronic and Functional Materials

The Electronic and Functional Materials segment consists of two businesses – Dow Electronic Materials and Functional Materials – and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company. Dow Electronic Materials is a leading global supplier of materials for chemical mechanical planarization;

materials used in the production of electronic displays, including brightness films, diffusers, metalorganic light emitting diode precursors and organic light emitting diode materials; products and technologies that drive leading edge semiconductor design; materials used in the fabrication of printed circuit boards; and integrated metallization processes critical for interconnection, corrosion resistance, metal finishing and decorative applications. These enabling materials are found in applications such as consumer electronics, flat panel displays and telecommunications. Dow Electronic Materials includes Display Technologies, Growth Technologies, Interconnect Technologies and Semiconductor Technologies.

Functional Materials is a portfolio of businesses characterized by a vast global footprint, a broad array of unique chemistries, multi-functional ingredients and technology capabilities, combined with key positions in pharmaceuticals; food, home and personal care; and industrial specialties. These technology capabilities and market platforms enable the businesses to develop innovative solutions that address modern societal needs for clean water and air; material preservation; and improved health care, disease prevention, nutrition and wellness. Functional Materials includes Dow Consumer and Industrial Solutions, Dow Microbial Control and Dow Wolff Cellulosics.

Coatings and Infrastructure Solutions
Coatings and Infrastructure Solutions segment consists of the following businesses: Dow Building and Construction, Dow Coating Materials, Dow Water and Process Solutions, and Performance Monomers; and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company. These businesses produce a wide variety of products with a broad range of applications – adhesives and sealants, construction materials (insulation, weatherization and vinyl applications), cellulosic-based construction additives, raw materials for architectural paints and industrial coatings, and technologies used for water purification.

Agricultural Sciences
The Agricultural Sciences segment is a global leader in providing crop protection and plant biotechnology products, urban pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service. Agricultural Sciences consists of two businesses - Crop Protection and Seeds, Traits and Oils.

Performance Materials
The Performance Materials segment consists of the following businesses: Amines; Chlorinated Organics; Dow Automotive Systems; Dow Formulated Systems; Dow Oil and Gas; Dow Plastic Additives; Epoxy; Oxygenated Solvents; Polyglycols, Surfactants and Fluids; Polyurethanes; and Propylene Oxide/Propylene Glycol. These businesses produce a wide variety of products with a broad range of applications – adhesives, aircraft and runway deicing fluids, automotive interiors and exteriors, carpeting, footwear, home furnishings, mattresses, personal care products, transportation, waterproofing membranes and wind turbines. The segment also includes the results of Map Ta Phut Olefins Company Limited and a portion of the results of Sadara Chemical Company, both joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Performance Materials segment included Emulsion Polymers (styrene-butadiene latex); Synthetic Rubber; and certain products from Dow Automotive Systems, all of which were reported in the Performance Materials segment through the date of the divestiture. See Note 5 for additional information on this divestiture.
- The Performance Materials segment included Dow Haltermann until it was fully divested at December 31, 2011.

Performance Plastics
The Performance Plastics segment is a solutions-oriented portfolio comprised of Dow Elastomers; Dow Electrical and Telecommunications; Dow Hygiene and Medical; and Dow Performance Packaging. These businesses serve high-growth, strategic sectors where Dow's world-class technology and rich innovation pipeline create new competitive advantages for customers and the entire value chain. These businesses also have complementary market reach, asset capabilities and technology platforms that provide immediate and long-term growth synergies. The Performance Plastics segment includes the results of Polypropylene Licensing and Catalyst, which sets the standard for polypropylene process technologies and works closely with customers to elevate their manufacturing capability, enabling them to produce differentiated polypropylene resins. The Performance Plastics segment also includes the results of Univation Technologies, LLC, as well as a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., The SCG-Dow Group and Sadara Chemical Company, all joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses sold within the Performance Plastics segment included Styrenics (polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene), a global leader in the production of polystyrene resins; Polycarbonate and Compounds and Blends; and the Company's 50-percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate; all of which were reported in the Performance Plastics segment through the date of the divestiture.

- On September 30, 2011, the Company sold its global Polypropylene business to Braskem SA. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture. See Note 5 for additional information on these divestitures.

Feedstocks and Energy

The Feedstocks and Energy segment includes the following businesses: Chlor-Alkali/Chlor-Vinyl; Energy; Ethylene Oxide/Ethylene Glycol ("EO/EG"); and Hydrocarbons. The Chlor-Alkali/Chlor-Vinyl business focuses on the production of chlorine for consumption by downstream Dow derivatives, as well as production, marketing and supply of ethylene dichloride, vinyl chloride monomer and caustic soda. These products are used for applications such as alumina production, pulp and paper manufacturing, soaps and detergents, and building and construction. The Energy business supplies power, steam and other utilities, principally for use in Dow's global operations. The EO/EG business is the world's largest producer of purified ethylene oxide, principally used in Dow's downstream performance derivatives. Dow is also a key supplier of ethylene glycol to MEGlobal, a 50:50 joint venture and world leader in the manufacture and marketing of merchant monoethylene glycol and diethylene glycol. Ethylene glycol is used in polyester fiber, polyethylene terephthalate for food and beverage container applications, polyester film, and aircraft and runway deicers. The Hydrocarbons business encompasses the procurement of natural gas liquids and crude oil-based raw materials, as well as the supply of monomers, principally for use in Dow's global operations. The business regularly sells its by-products and buys and sells products in order to balance regional production capabilities and derivative requirements. The business also sells products to certain Dow joint ventures. Also included in the Feedstocks and Energy segment are the results of MEGlobal and a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., and The SCG-Dow Group, all joint ventures of the Company.

Divestiture:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Feedstocks and Energy segment included certain styrene monomer assets, which were reported in the Feedstocks and Energy segment through the date of the divestiture. See Note 5 for additional information on this divestiture.

Corporate

Corporate includes the results of insurance company operations; results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities); Venture Capital; gains and losses on sales of financial assets; stock-based compensation expense and severance costs; asbestos-related defense and resolution costs; foreign exchange results; non-business aligned technology licensing and catalyst activities; environmental operations; enterprise level mega project activities; and certain corporate overhead costs and cost recovery variances not allocated to the operating segments.

During September 2012, the Company announced it was eliminating its business division structure and moving to a global business president structure. This organizational change did not result in a modification to the Company's operating segments in 2012.

Operating Segment Information In millions	*Electronic and Functional Materials*	*Coatings and Infra-structure Solutions*	*Ag Sciences*	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Corp*	*Total*
2012								
Sales to external customers	$ 4,481	$ 6,898	$ 6,382	$ 13,608	$ 14,479	$ 10,695	$ 243	$ 56,786
Intersegment revenues (1)	—	—	—	107	—	43	(150)	—
Equity in earnings (losses) of nonconsolidated affiliates	94	50	1	(92)	134	452	(103)	536
Goodwill impairment loss (2)	—	—	—	220	—	—	—	220
Restructuring charges (3)	65	53	—	378	26	7	814	1,343
EBITDA (4)	958	823	977	1,036	3,018	718	(1,939)	5,591
Total assets	11,448	11,630	6,367	11,073	11,193	5,276	12,618	69,605
Investment in nonconsolidated affiliates	462	1,041	86	167	1,264	128	973	4,121
Depreciation and amortization	420	476	176	703	673	141	109	2,698
Capital expenditures	268	269	316	287	264	1,163	47	2,614
2011								
Sales to external customers	$ 4,599	$ 7,200	$ 5,655	$ 14,647	$ 16,257	$ 11,302	$ 325	$ 59,985
Intersegment revenues (1)	—	—	—	91	—	23	(114)	—
Equity in earnings (losses) of nonconsolidated affiliates	104	321	4	(31)	303	561	(39)	1,223
Acquisition-related integration expenses (5)	—	—	—	—	—	—	31	31
EBITDA (4)	1,084	1,167	913	1,748	3,440	940	(1,507)	7,785
Total assets	11,386	11,935	5,746	10,936	11,583	5,116	12,522	69,224
Investment in nonconsolidated affiliates	350	1,104	50	198	1,376	127	200	3,405
Depreciation and amortization	439	548	167	635	754	212	128	2,883
Capital expenditures	247	365	352	567	251	886	19	2,687
2010								
Sales to external customers	$ 4,203	$ 6,596	$ 4,869	$ 13,957	$ 15,260	$ 8,457	$ 332	$ 53,674
Intersegment revenues (1)	—	9	—	97	2	37	(145)	—
Equity in earnings (losses) of nonconsolidated affiliates	106	343	2	16	254	407	(16)	1,112
Restructuring charges (3)	8	20	—	—	—	—	(2)	26
Acquisition-related integration expenses (5)	—	—	—	—	—	—	143	143
Asbestos-related credit (6)	—	—	—	—	—	—	(54)	(54)
EBITDA (4)	1,052	1,230	640	1,714	3,565	471	(1,472)	7,200
Total assets	11,642	12,447	5,528	11,376	12,634	5,412	10,549	69,588
Investment in nonconsolidated affiliates	357	1,099	42	167	1,602	97	89	3,453
Depreciation and amortization	448	638	147	627	760	216	126	2,962
Capital expenditures	221	239	245	621	202	602	—	2,130

(1) Includes revenues generated by transfers of product to Agricultural Sciences from other segments, generally at market-based prices. Other transfers of products between operating segments are generally valued at cost.
(2) See Note 9 for information regarding the goodwill impairment loss.
(3) See Note 3 for information regarding restructuring charges.
(4) A reconciliation of EBITDA to "Income Before Income Taxes" is provided below.
(5) See Note 4 for information regarding acquisition-related integration expenses.
(6) See Note 14 for information regarding the asbestos-related credit.

Reconciliation of EBITDA to "Income Before Income Taxes" In millions	2012	2011	2010
EBITDA	$ 5,591	$ 7,785	$ 7,200
- Depreciation and amortization	2,698	2,883	2,962
+ Interest income	41	40	37
- Interest expense and amortization of debt discount	1,269	1,341	1,473
Income Before Income Taxes	$ 1,665	$ 3,601	$ 2,802

The Company operates 188 manufacturing sites in 36 countries. The United States is home to 58 of these sites, representing 50 percent of the Company's long-lived assets. Sales are attributed to geographic areas based on customer location; long-lived assets are attributed to geographic areas based on asset location.

Geographic Area Information In millions	United States	Europe, Middle East and Africa	Rest of World	Total
2012				
Sales to external customers	$ 18,391	$ 19,185	$ 19,210	$ 56,786
Long-lived assets	$ 8,953	$ 3,374	$ 5,193	$ 17,520
2011				
Sales to external customers	$ 19,374	$ 20,840	$ 19,771	$ 59,985
Long-lived assets	$ 8,651	$ 3,546	$ 5,102	$ 17,299
2010				
Sales to external customers	$ 17,497	$ 18,464	$ 17,713	$ 53,674
Long-lived assets	$ 8,393	$ 4,501	$ 4,774	$ 17,668

The Dow Chemical Company and Subsidiaries

Selected Quarterly Financial Data

In millions, except per share amounts (Unaudited)

2012		*1st*		*2nd*		*3rd*		*4th*		*Year*
Net sales	$	**14,719**	$	**14,513**	$	**13,637**	$	**13,917**	$	**56,786**
Cost of sales		12,285		12,200		11,368		11,939		47,792
Gross margin		**2,434**		**2,313**		**2,269**		**1,978**		**8,994**
Goodwill impairment loss		—		—		—		220		220
Restructuring charges		**357**		**—**		**—**		**986**		**1,343**
Net income (loss) available for common stockholders		412		649		497		(716)		842
Earnings (loss) per common share - basic (1)		**0.35**		**0.55**		**0.42**		**(0.61)**		**0.71**
Earnings (loss) per common share - diluted (1)		0.35		0.55		0.42		(0.61)		0.70
Common stock dividends declared per share of common stock		**0.25**		**0.32**		**0.32**		**0.32**		**1.21**
Market price range of common stock: (2)										
High		**36.00**		**36.08**		**32.48**		**32.95**		**36.08**
Low		29.27		29.27		28.45		27.45		27.45

In millions, except per share amounts (Unaudited)

2011		*1st*		*2nd*		*3rd*		*4th*		*Year*
Net sales	$	**14,733**	$	**16,046**	$	**15,109**	$	**14,097**	$	**59,985**
Cost of sales		12,117		13,551		12,928		12,433		51,029
Gross margin		**2,616**		**2,495**		**2,181**		**1,664**		**8,956**
Acquisition-related integration expenses		31		—		—		—		31
Net income (loss) available for common stockholders		**625**		**982**		**815**		**(20)**		**2,402**
Earnings (loss) per common share - basic (1)		0.55		0.84		0.70		(0.02)		2.06
Earnings (loss) per common share - diluted (1)		**0.54**		**0.84**		**0.69**		**(0.02)**		**2.05**
Common stock dividends declared per share of common stock		0.15		0.25		0.25		0.25		0.90
Market price range of common stock: (2)										
High		39.00		42.23		37.30		29.56		42.23
Low		**34.12**		**33.97**		**22.46**		**20.61**		**20.61**

See Notes to the Consolidated Financial Statements.

(1) Due to an increase in the share count, the sum of the four quarters may not equal the earnings per share amount calculated for the year.
(2) Composite price as reported by the New York Stock Exchange.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's Disclosure Committee and the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to paragraph (b) of Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting
There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control framework and processes are designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, any system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

Management assessed the effectiveness of the Company's internal control over financial reporting and concluded that, as of December 31, 2012, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

The Company's independent auditors, Deloitte & Touche LLP, with direct access to the Company's Board of Directors through its Audit Committee, have audited the consolidated financial statements prepared by the Company. Their report on the consolidated financial statements is included in Part II, Item 8. Financial Statements and Supplementary Data. Deloitte & Touche LLP's report on the Company's internal control over financial reporting is referenced therein and included herein.

February 15, 2013

/s/ ANDREW N. LIVERIS
Andrew N. Liveris
President, Chief Executive Officer and
Chairman of the Board

/s/ WILLIAM H. WEIDEMAN
William H. Weideman
Executive Vice President and
Chief Financial Officer

/s/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Dow Chemical Company:

We have audited the internal control over financial reporting of The Dow Chemical Company and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and the financial statement schedule listed in the Index at Item 15(a)2 as of and for the year ended December 31, 2012 and our report dated February 15, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/S/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Midland, Michigan
February 15, 2013

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information relating to Directors, certain executive officers and certain corporate governance matters (including identification of Audit Committee members and financial expert(s)) is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013, and is incorporated herein by reference. See also the information regarding executive officers of the registrant set forth in Part I, Item 1. Business under the caption "Executive Officers of the Registrant" in reliance on General Instruction G to Form 10-K.

On July 10, 2003, the Board of Directors of the Company adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer, and is incorporated herein by reference to Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

ITEM 11. EXECUTIVE COMPENSATION.

Information relating to executive compensation and the Company's equity compensation plans is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information with respect to beneficial ownership of Dow common stock by each Director and all Directors and executive officers of the Company as a group is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be on held May 9, 2013, and is incorporated herein by reference.

Information relating to any person who beneficially owns in excess of 5 percent of the total outstanding shares of Dow common stock is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be on held May 9, 2013, and is incorporated herein by reference.

Information with respect to compensation plans under which equity securities are authorized for issuance is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Reportable relationships and related transactions, if any, as well as information relating to director independence are contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013, and are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information with respect to fees and services related to the Company's independent auditors, Deloitte & Touche LLP, and the disclosure of the Audit Committee's pre-approval policies and procedures are contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013, and are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) The Company's 2012 Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules – The following Financial Statement Schedule should be read in conjunction with the Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm included in Part II, Item 8. Financial Statements and Supplementary Data:

Schedule II Valuation and Qualifying Accounts

Schedules other than the one listed above are omitted due to the absence of conditions under which they are required or because the information called for is included in the Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

(3) Exhibits – See the Exhibit Index for the exhibits filed with this Annual Report on Form 10-K or incorporated by reference. The following exhibits are filed with this Annual Report on Form 10-K:

Exhibit No.	*Description of Exhibit*
12.1	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of The Dow Chemical Company.
23(a)	Consent of Independent Registered Public Accounting Firm.
23(b)	Analysis, Research & Planning Corporation's Consent.
23(c)	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

A copy of any exhibit can be obtained via the Internet through the Investor Relations section of the Company's website (www.dow.com/investors), or the Company will provide a copy of any exhibit upon receipt of a written request for the particular exhibit or exhibits desired. All requests should be addressed to the Vice President and Controller of the Company at the address of the Company's principal executive offices. The Company's website and its content are not deemed incorporated by reference into this report.

(c) The consolidated financial statements of Dow Corning Corporation and Subsidiaries for the period ended December 31, 2012, were filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2012, pursuant to Rule 3-09 of Regulation S-X, and can be found on www.sec.gov.

The Dow Chemical Company and Subsidiaries

Schedule II

Valuation and Qualifying Accounts

In millions

For the Years Ended December 31

COLUMN A	COLUMN B	COLUMN C - Additions			COLUMN D		COLUMN E
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts		Deductions from Reserves		Balance at End of Year
2012							
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:							
For doubtful receivables	$ 121	$ 81	$ 11	(1)	$ 92	(2)	$ 121
Other investments and noncurrent receivables	$ 458	$ 25	$ —		$ 16		$ 467
Deferred tax assets	$ 1,152	$ 335	$ —		$ 88		$ 1,399
2011							
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:							
For doubtful receivables	$ 128	$ 16	$ 2	(1)	$ 25	(2)	$ 121
Other investments and noncurrent receivables	$ 518	$ 88	$ —		$ 148		$ 458
Deferred tax assets	$ 682	$ 477	$ —		$ 7		$ 1,152
2010							
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:							
For doubtful receivables	$ 160	$ 29	$ —		$ 61	(2)	$ 128
Other investments and noncurrent receivables	$ 552	$ 73	$ —		$ 107		$ 518
Deferred tax assets	$ 721	$ 100	$ —		$ 139		$ 682

(1) Additions to reserves for doubtful receivables charged to other accounts were classified as "Accounts and notes receivable - Other" in the consolidated balance sheets. These reserves relate to the Company's sale of trade accounts receivable. Anticipated credit losses in the portfolio of receivables sold are used to fair value the Company's interests held in trade accounts receivable conduits. See Notes 11 and 15 to the Consolidated Financial Statements for further information.

	2012	*2011*	*2010*
(2) Deductions represent:			
Notes and accounts receivable written off	$ 62	$ 18	$ 29
Reclassification of reserve for cash discounts and returns to accounts receivable	21	—	—
Credits to profit and loss	1	3	1
Sale of trade accounts receivable (see Note 15 to the Consolidated Financial Statements)	3	—	27
Miscellaneous other	5	4	4
	$ 92	$ 25	$ 61

The Dow Chemical Company and Subsidiaries

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DOW CHEMICAL COMPANY

By /s/ R. C. EDMONDS
R. C. Edmonds, Vice President and Controller
Date February 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ A. A. ALLEMANG
A. A. Allemang, Director
Date February 14, 2013

By /s/ J. K. BARTON
J. K. Barton, Director
Date February 14, 2013

By /s/ J. A. BELL
J. A. Bell, Director
Date February 14, 2013

By /s/ R. C. EDMONDS
R. C. Edmonds, Vice President and Controller
Date February 14, 2013

By /s/ J. M. FETTIG
J. M. Fettig, Lead Director
Date February 14, 2013

By /s/ J. B. HESS
J. B. Hess, Director
Date February 14, 2013

By /s/ A. N. LIVERIS
A. N. Liveris, Director, President, Chief Executive Officer and Chairman of the Board
Date February 14, 2013

By /s/ P. POLMAN
P. Polman, Director
Date February 14, 2013

By /s/ D. H. REILLEY
D. H. Reilley, Director
Date February 14, 2013

By /s/ J. M. RINGLER
J. M. Ringler, Director
Date February 14, 2013

By /s/ R. G. SHAW
R. G. Shaw, Director
Date February 14, 2013

By /s/ W. H. WEIDEMAN
W. H. Weideman, Executive Vice President and Chief Financial Officer
Date February 14, 2013

Trademark Listing

The following trademarks or service marks of The Dow Chemical Company and certain affiliated companies of Dow appear in this report: ADSORBSIA, AMBERJET, AMBERLYST, AQUASET, AVANSE, DOW, DOWEX, DOWTHERM, EDI ENLIGHT, EVOQUE, FASTRACK, FILMTEC, FROTH-PAK, GREAT STUFF, HARVISTA, NEPTUNE, OUDRA, POWERHOUSE, PRIMAL, PROSPERSE, RHOPLEX, RIPELOCK, ROSHIELD, SARAN, STYROFOAM, UNIPOL, WALOCEL

The following trademarks or service marks of Dow AgroSciences LLC and certain affiliated companies of Dow AgroSciences LLC appear in this report: BROADWAY, BRODBECK, CLINCHER, DAIRYLAND SEED, DITHANE, ENLIST, FENCER, GARLON, HYLAND, LONTREL, LORSBAN, MILESTONE, MYCOGEN, N-SERVE, NEXERA, PFISTER, PHYTOGEN, PRAIRIE BRAND SEEDS, PRIMUS, RADIANT, REFUGE ADVANCED, SENTRICON, STARANE, SURESTART, TELONE, TORDON, TRACER, TRIUMPH

The following trademark of Agromen Sementes Agricolas Ltda appears in this report: AGROMEN

The following registered service mark of American Chemistry Council appears in this report: Responsible Care

The following registered trademark of Monsanto Technology LLC appears in this report: SmartStax, POWERCORE. SmartStax and POWERCORE multi-event technology developed by Dow AgroSciences LLC and Monsanto

Exhibit Index

EXHIBIT NO.	DESCRIPTION
2(a)	Agreement and Plan of Merger dated as of August 3, 1999 among Union Carbide Corporation, The Dow Chemical Company and Transition Sub Inc., incorporated by reference to Annex A to the proxy statement/ prospectus included in The Dow Chemical Company's Registration Statement on Form S-4, File No. 333-88443, filed October 5, 1999.
2(b)	Agreement and Plan of Merger, dated as of July 10, 2008, among The Dow Chemical Company, Ramses Acquisition Corp. and Rohm and Haas Company, incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on July 10, 2008.
2(c)	Joint Venture Formation Agreement, dated November 28, 2008, between The Dow Chemical Company and Petroleum Industries Company (K.S.C.), incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 19, 2009.
2(d)	Stock Purchase Agreement, dated as of April 1, 2009, between Rohm and Haas Company and K+S Aktiengesellschaft, incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on April 7, 2009.
2(d)(i)	Amendment No. 1, dated as of October 1, 2009, to the Stock Purchase Agreement, dated as of April 1, 2009, between Rohm and Haas Company and K+S Aktiengesellschaft, incorporated by reference to Exhibit 2(d)(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
2(e)	Shareholders' Agreement, dated as of October 8, 2011, between Dow Saudi Arabia Holding B.V. and Performance Chemicals Holding Company, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K/A filed on June 27, 2012.
2(e)(i)	First Amendment, effective June 1, 2012, to the Shareholders' Agreement, dated as of October 8, 2011, between Performance Chemicals Holding Company, Dow Saudi Arabia Holding B.V., Saudi Arabian Oil Company, Dow Europe Holding B.V. and The Dow Chemical Company, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2013.
3(i)	The Restated Certificate of Incorporation of The Dow Chemical Company as filed with the Secretary of State, State of Delaware on May 17, 2010, incorporated by reference to Exhibit 3(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.
3(i)(a)	Certificate of Designations for the Cumulative Convertible Perpetual Preferred Stock, Series A, as originally filed with the Secretary of State, State of Delaware on March 31, 2009, incorporated by reference to Exhibit 3.1 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009; and as re-filed with the Secretary of State, State of Delaware on May 17, 2010.
3(ii)	The Bylaws of The Dow Chemical Company, as amended and re-adopted in full on October 12, 2011, effective October 12, 2011, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K filed on October 13, 2011.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
4	Indenture, dated as of April 1, 1992, between The Dow Chemical Company and the First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.1 to The Dow Chemical Company's Registration Statement on Form S-3, File No. 333-88617 (the "S-3 Registration Statement")), as amended by the Supplemental Indenture, dated as of January 1, 1994, between The Dow Chemical Company and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.2 to the S-3 Registration Statement), as amended by the Second Supplemental Indenture, dated as of October 1, 1999, between The Dow Chemical Company and Bank One Trust Company, N.A. (formerly The First National Bank of Chicago), as trustee (incorporated by reference to Exhibit 4.3 to the S-3 Registration Statement), as amended by the Third Supplemental Indenture, dated as of May 15, 2001, between The Dow Chemical Company and Bank One Trust Company, N.A. (formerly The First National Bank of Chicago), as trustee (incorporated by reference to Exhibit 4.4 to The Dow Chemical Company's Registration Statement on Form S-4, File No. 333-67368); and all other such indentures that define the rights of holders of long-term debt of The Dow Chemical Company and its consolidated subsidiaries as shall be requested to be furnished to the Securities and Exchange Commission pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.
4(a)	Indenture, dated May 1, 2008, between The Dow Chemical Company and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to The Dow Chemical Company's Registration Statement on Form S-3, File No. 333-140859.
10(a)	The Dow Chemical Company Executives' Supplemental Retirement Plan, as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(a)(i)	An Amendment to The Dow Chemical Company Executives' Supplemental Retirement Plan, effective as of April 14, 2010, incorporated by reference to Exhibit 10.4 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(b)	The Dow Chemical Company 1979 Award and Option Plan, as amended and restated on May 13, 1983, incorporated by reference to Exhibit 10(b) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(i)	A resolution adopted by the Board of Directors of The Dow Chemical Company on April 12, 1984 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(ii)	A resolution adopted by the Board of Directors of The Dow Chemical Company on April 18, 1985 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(ii) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(iii)	A resolution adopted by the Executive Committee of the Board of Directors of The Dow Chemical Company on October 30, 1987 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(iii) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(c)	The Dow Chemical Company Voluntary Deferred Compensation Plan for Outside Directors (for deferrals made through December 31, 2004), as amended effective as of July 1, 1994, incorporated by reference to Exhibit 10(f) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 1994, as amended in the manner described in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company held on May 14, 1998, incorporated by reference.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(d)	Rohm and Haas Company Non-Qualified Retirement Plan, as amended and restated effective as of January 1, 2009, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 17, 2011.
10(e)	The Dow Chemical Company Dividend Unit Plan, incorporated by reference to Exhibit 10(e) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(f)	The Dow Chemical Company 1988 Award and Option Plan, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(f) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(g)	Employment Offer Letter for Joe Harlan, President, Performance Materials and Executive Vice President of The Dow Chemical Company, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2012.
10(h)	The Dow Chemical Company 1994 Executive Performance Plan, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(h) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(i)	The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan, incorporated by reference to Exhibit 10(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(j)	Intentionally left blank.
10(k)	A written description of the 1998 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company held on May 14, 1998.
10(l)	A written description of compensation for Directors of The Dow Chemical Company, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013.
10(m)	A written description of the manner in which compensation is set for the Executive Officers of The Dow Chemical Company, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013.
10(n)	A resolution adopted by the Board of Directors of The Dow Chemical Company on May 5, 1971, and most recently amended on July 9, 1998, describing the employee compensation program for decelerating Directors, incorporated by reference to Exhibit 10(p) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 1998; as amended, re-adopted in full and restated on March 21, 2003, incorporated by reference to Exhibit 10(n) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; as amended, re-adopted in full and restated on February 10, 2005, incorporated by reference to Exhibit 10(n) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

EXHIBIT NO.	DESCRIPTION
10(o)	The template used for The Dow Chemical Company Key Employee Insurance Program ("KEIP"), which provides benefits using insurance policies that replace benefits otherwise payable under The Dow Chemical Company Executives' Supplemental Retirement Plan and Company-Paid Life Insurance Plan, incorporated by reference to Exhibit 10(o) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2002. KEIP is a component of the annual pension benefits listed in and incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 9, 2013.
10(p)	The Dow Chemical Company Elective Deferral Plan (for deferrals made through December 31, 2004), as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(p)(i)	An Amendment to The Dow Chemical Company Elective Deferral Plan (for deferrals made through December 31, 2004), effective as of April 14, 2010, incorporated by reference to Exhibit 10.5 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(q)	The Rohm and Haas Company Non-Qualified Savings Plan (for deferrals made through December 31, 2004), amended and restated effective as of January 1, 2010, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(r)	The Rohm and Haas Company Non-Qualified Savings Plan (for deferrals made after January 1, 2005), amended and restated effective as of January 1, 2010, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(s)	The Summary Plan Description for The Dow Chemical Company Company-Paid Life Insurance Plan, Employee-Paid Life Insurance Plan, and Dependent Life Insurance Plan, amended and restated effective as of January 1, 2013, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2013.
10(t)	The Summary Plan Description for The Dow Chemical Company Retiree Company-Paid Life Insurance Plan, Retiree Optional Life Insurance Plan, and Retiree Dependent Life Insurance Plan, amended and restated effective as of January 1, 2013, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2013.
10(u)	Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan, adopted by the Board of Directors of The Dow Chemical Company on December 10, 2007, incorporated by reference to Exhibit 10(u) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.
10(v)	Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on September 3, 2004.
10(w)	Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 2003 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to Exhibit 10(w) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(x)	The Performance Shares Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(x) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(y)	The Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(y) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(z)	The Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(z) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(aa)	Settlement Agreement and General Release between Richard L. Manetta and The Dow Chemical Company dated December 10, 2004, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on December 16, 2004.
10(bb)	Deferred Compensation Agreement between Richard L. Manetta and The Dow Chemical Company dated December 10, 2004, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on December 16, 2004.
10(cc)	The Dow Chemical Company Voluntary Deferred Compensation Plan for Non-Employee Directors, effective for deferrals after January 1, 2005, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(cc) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(dd)	The Dow Chemical Company Elective Deferral Plan, effective for deferrals after January 1, 2005, as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(dd)(i)	An Amendment to The Dow Chemical Company Elective Deferral Plan, effective for deferrals after January 1, 2005, effective as of April 14, 2010, incorporated by reference to Exhibit 10.6 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(ee)	The template for communication to employee Directors who are decelerating pursuant to The Dow Chemical Company Retirement Policy for Employee Directors, incorporated by reference to Exhibit 10(ee) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
10(ff)	Purchase and Sale Agreement dated as of September 30, 2005 between Catalysts, Adsorbents and Process Systems, Inc. and Honeywell Specialty Materials LLC, incorporated by reference to Exhibit 10(ff) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10(gg)	Employment agreement with Geoffery Merszei, Executive Vice President and Chief Financial Officer, incorporated by reference to Exhibit 10(gg) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2005.
10(hh)	Employment agreement dated June 18, 2005, between William F. Banholzer and The Dow Chemical Company, incorporated by reference to the Current Report on Form 8-K filed on March 16, 2006.
10(ii)	Employment agreement dated February 14, 2006, between Heinz Haller and The Dow Chemical Company, incorporated by reference to Exhibit 10(ii) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(jj)	Change in Control Executive Severance Agreement - Tier 1, incorporated by reference to Exhibit 10(jj) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.

EXHIBIT NO.	DESCRIPTION
10(kk)	Change in Control Executive Severance Agreement - Tier 2, incorporated by reference to Exhibit 10(kk) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.
10(ll)	Voting Agreement dated as of July 10, 2008, by and among Rohm and Haas Company, The Dow Chemical Company and each of the persons and entities listed on Schedule I thereto, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on July 10, 2008.
10(mm)	Intentionally left blank.
10(mm)(i)	Intentionally left blank.
10(nn)	Investment Agreement, dated as of October 27, 2008, between The Dow Chemical Company and Berkshire Hathaway Inc., incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on October 27, 2008.
10(oo)	Investment Agreement, dated as of October 27, 2008, between The Dow Chemical Company and The Kuwait Investment Authority, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on October 27, 2008.
10(pp)	Intentionally left blank.
10(qq)	Commitment to Close, dated March 9, 2009, among The Dow Chemical Company, Ramses Acquisition Corp. and Rohm and Haas Company, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on March 12, 2009.
10(rr)	Intentionally left blank.
10(ss)	Intentionally left blank.
10(tt)	Intentionally left blank.
10(uu)	Intentionally left blank.
10(vv)	Intentionally left blank.
10(ww)	The Deferred Stock Units Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.7 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(xx)	The Special Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.8 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(yy)	The Performance Shares Deferred Stock Units Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.9 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(zz)	The Special Performance Shares Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.10 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.

The Dow Chemical Company and Subsidiaries

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(aaa)	The Stock Appreciation Rights Agreement Relating to a Stock Option Granted Under The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.11 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(bbb)	The Dow Chemical Company 2012 Stock Incentive Plan, effective as of May 10, 2012, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on May 14, 2012.
10(ccc)	Performance Shares Deferred Stock Agreement Pursuant to The Dow Chemical Company 2012 Stock Incentive Plan, effective as of May 10, 2012, incorporated by reference to Exhibit 10(ccc) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
10(ddd)	Deferred Stock Agreement Pursuant to The Dow Chemical Company 2012 Stock Incentive Plan, effective as of May 10, 2012, incorporated by reference to Exhibit 10(ddd) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
10(eee)	Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 2012 Stock Incentive Plan, effective as of May 10, 2012, incorporated by reference to Exhibit 10(eee) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
12.1	Computation of Ratio of Earnings to Fixed Charges.
14	Code of Ethics for Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, incorporated by reference to Exhibit 14 to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2003.
21	Subsidiaries of The Dow Chemical Company.
23(a)	Consent of Independent Registered Public Accounting Firm.
23(b)	Analysis, Research & Planning Corporation's Consent.
23(c)	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Intentionally left blank.
99.2	Intentionally left blank.
99.3	Guarantee relating to the 5.60% Notes of Rohm and Haas Company, incorporated by reference to Exhibit 99.4 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.4	Guarantee relating to the 6.00% Notes of Rohm and Haas Company, incorporated by reference to Exhibit 99.5 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
99.5	Guarantee relating to the 9.80% Debentures of Rohm and Haas Company, incorporated by reference to Exhibit 99.6 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements

	For the Years Ended December 31				
In millions, except ratios (Unaudited)	2012	2011	2010	2009	2008
Income from Continuing Operations Before Income Taxes	$ 1,665	$ 3,601	$ 2,802	$ 469	$ 1,277
Add (deduct):					
Equity in earnings of nonconsolidated affiliates	(536)	(1,223)	(1,112)	(630)	(787)
Distributed income of earnings of nonconsolidated affiliates	823	1,016	668	690	836
Capitalized interest	(84)	(90)	(72)	(61)	(97)
Amortization of capitalized interest	90	100	95	91	84
Preferred security dividends	—	—	—	(20)	(63)
Adjusted earnings	$ 1,958	$ 3,404	$ 2,381	$ 539	$ 1,250
Fixed charges:					
Interest expense and amortization of debt discount	$ 1,269	$ 1,341	$ 1,473	$ 1,571	$ 648
Capitalized interest	84	90	72	61	97
Preferred security dividends	—	—	—	20	63
Rental expense – interest component	120	112	95	107	120
Total fixed charges	$ 1,473	$ 1,543	$ 1,640	$ 1,759	$ 928
Earnings available for the payment of fixed charges	$ 3,431	$ 4,947	$ 4,021	$ 2,298	$ 2,178
Ratio of earnings to fixed charges	2.3	3.2	2.5	1.3	2.3
Earnings required for combined fixed charges and preferred stock dividends:					
Preferred stock dividends	$ 340	$ 340	$ 340	$ 312	$ —
Adjustment to pretax basis (at 35 percent)	183	183	183	168	—
Preferred stock dividends - pretax	$ 523	$ 523	$ 523	$ 480	$ —
Combined fixed charges and preferred stock dividend requirements	$ 1,996	$ 2,066	$ 2,163	$ 2,239	$ 928
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.7	2.4	1.9	1.0	2.3

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Andrew N. Liveris, certify that:

1. I have reviewed this annual report on Form 10-K of The Dow Chemical Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ ANDREW N. LIVERIS
Andrew N. Liveris
President, Chief Executive Officer and
Chairman of the Board

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, William H. Weideman, certify that:

1. I have reviewed this annual report on Form 10-K of The Dow Chemical Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ WILLIAM H. WEIDEMAN
William H. Weideman
Executive Vice President and Chief Financial Officer

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Andrew N. Liveris, President, Chief Executive Officer and Chairman of the Board of The Dow Chemical Company (the "Company"), certify that:

1. the Annual Report on Form 10-K of the Company for the year ended December 31, 2012 as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ANDREW N. LIVERIS

Andrew N. Liveris
President, Chief Executive Officer and
Chairman of the Board
February 15, 2013

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, William H. Weideman, Executive Vice President and Chief Financial Officer of The Dow Chemical Company (the "Company"), certify that:

1. the Annual Report on Form 10-K of the Company for the year ended December 31, 2012 as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM H. WEIDEMAN

William H. Weideman
Executive Vice President and Chief Financial Officer
February 15, 2013

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Stockholder *Return*

The charts below illustrate the cumulative total return to Dow stockholders over certain periods of time. They depict a hypothetical $100 investment in Dow common stock on December 31 of the first year of the charts, and show the value of that investment over time until December 31, 2012, with all dividends reinvested in stock. Hypothetical investments of $100 in the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Chemicals Index are shown for comparison.

Five-Year Cumulative Total Return


200
150
100
50
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08
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10
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12

Ten-Year Cumulative Total Return


300
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200
150
100
50
02
03
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Dow Chemical — S&P 500 — S&P 500 Chemicals

Five-Year Cumulative Total Return in $

December 31,	Dow Chemical	S&P 500	S&P 500 Chemicals
2007	100.00	100.00	100.00
2008	40.80	63.06	59.86
2009	77.61	79.70	86.62
2010	97.95	91.68	105.59
2011	85.08	93.63	104.30
2012	99.36	108.55	129.23

Ten-Year Cumulative Total Return in $

December 31,	Dow Chemical	S&P 500	S&P 500 Chemicals
2002	100.00	100.00	100.00
2003	145.84	128.63	126.49
2004	179.09	142.58	151.12
2005	163.31	149.57	150.24
2006	154.41	173.14	175.49
2007	158.44	182.63	222.78
2008	64.65	115.16	133.36
2009	122.97	145.55	192.98
2010	155.20	167.43	235.23
2011	134.81	170.99	232.36
2012	157.43	198.24	287.90

The form of the charts presented above is in accordance with requirements of the U.S. Securities and Exchange Commission. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. These charts do not reflect the Company's forecast of future financial performance.

Stockholder

Reference Information

Eleven-Year Review of Market Price per Share of Common Stock



60
55
50
45
40
35
30
25
20
15
10
5
0
(in dollars)
02
03
04
05
06
07
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	02	03	04	05	06	07	08	09	10	11	12
High	$37.00	$42.00	$51.34	$56.75	$45.15	$47.96	$43.43	$29.50	$34.50	$42.23	$36.08
Close on December 31	29.70	41.57	49.51	43.82	39.90	39.42	15.09	27.63	34.14	28.76	32.33
Low	23.66	24.83	36.35	40.18	33.00	38.89	14.93	5.89	22.42	20.61	27.45

General Information

Website: www.dow.com
Telephone: (800) 258 2436 (Customer Information Group) or
(989) 832 1556
(800) 232 2436 (Customer Service Center)
(989) 636 1000 (Dow Operator/Switchboard)

For calls originating outside the United States and Canada, the international dialing code is +1.

Transfer Agent and Stockholder Services

Computershare
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.

Telephone: (800) 369 5606
(201) 680 6685 (Outside the United States and Canada)
(800) 231 5469 (Hearing Impaired–TTY Phone)
Website: www.computershare.com/investor

Investor Relations

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 U.S.A.
Telephone: (800) 422 8193 (United States and Canada)
(989) 636 1463
Fax: (989) 636 1830

Office of the Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 U.S.A.
Telephone: (989) 636 1792
Fax: (989) 638 1740

Annual Meeting

The 2013 Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday, May 9, 2013, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan, U.S.A.

Dividend Reinvestment Plan

All registered stockholders may reinvest cash dividends in additional Dow shares. For more information on the Plan, please contact Dow's transfer agent, Computershare (see Transfer Agent and Stockholder Services).

Stock Exchange Listings

Symbol: DOW
London, New York, Switzerland and Tokyo

Regulatory approvals are pending for Enlist Duo™ herbicide and crops containing Enlist™ herbicide tolerance traits. The information presented here is not an offer for sale. Always read and follow label directions



The Dow Chemical Company
Midland, MI 48674 U.S.A.

Investor Relations

(800) 422 8193
(989) 636 1463

IR@dow.com

www.dow.com/financial

Form No. 161-00784